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CO R P O R AT E H E A D Q UA RT E R S AT B E AV E R C R E E K

NOTICE TO HOLDERS OF SHARES OF COMMON STOCK OF Carter Bankshares, Inc. 1300 KINGS MOUNTAIN ROAD MARTINSVILLE, VIRGINIA 24112 NOTICE IS HEREBY GIVEN that pursuant to its Bylaws and call of its Directors, the 2024 Annual Meeting of Shareholders of CARTER BANKSHARES, INC., Martinsville, Virginia, will be held at New College Institute, 191 Fayette St., Martinsville, Virginia 24112, Wednesday, May 22, 2024 at 10:00 a.m. Eastern Time, for the purposes of considering and voting upon the following matters: 1. To elect the 12 persons listed in the proxy statement dated April 26, 2024 to serve as Directors of the Company until the 2025 Annual Meeting of Shareholders. 2. To approve, in an advisory and non-binding vote, the compensation of the Company’s named executive officers as disclosed in the proxy statement. 3. To ratify the appointment of the independent registered public accounting firm of Crowe LLP as the independent auditors of the Company for the fiscal year ending December 31, 2024. 4. To transact such other business as may be properly brought before the meeting or any adjournment thereof. The Board of Directors at the present knows of no other business to be presented at the Annual Meeting. Only those shareholders of record at the close of business on April 5, 2024 shall be entitled to notice of the meeting and to vote at the meeting or any adjournment thereof. Important Notice Regarding the Availability of Proxy Materials for the Shareholders’ Meeting to be held May 22, 2024. The 2024 Proxy Statement, Proxy Card, and Annual Report to Shareholders for the year ended December 31, 2023, are also available at www.CBTCares.com under “Investor” beginning April 26, 2024. By Order of the Board of Directors James W. Haskins Chairman of the Board April 26, 2024

1 Proxy Statem ent CARTER BANKSHARES, INC. 1300 Kings Mountain Road Martinsville, Virginia 24112 PROXY STATEMENT FIRST MAILED ON OR ABOUT APRIL 26, 2024 FOR THE 2024 ANNUAL MEETING OF SHAREHOLDERS This proxy statement is furnished in connection with the solicitation of the proxies to be used at the 2024 Annual Meeting of Shareholders (the “Annual Meeting”) of Carter Bankshares, Inc. (the “Company”), Martinsville, Virginia to be held May 22, 2024. The Company was incorporated on October 7, 2020, by and at the direction of the board of directors of Carter Bank & Trust (the “Bank”), for the sole purpose of acquiring the Bank and serving as the Bank’s parent bank holding company pursuant to a corporate reorganization transaction, which was completed on November 20, 2020. The Company owns all the outstanding common stock of the Bank. The reorganization is referred to herein as the “holding company reorganization”. In connection with the holding company reorganization, all directors of the Bank became directors of the Company. Certain references in this proxy statement to the Company refer to the Company and/or the Bank, and actions discussed in this proxy statement that occurred prior to November 20, 2020 were taken by the board of directors, committees and/or associates of the Bank. Voting in Person at the Annual Meeting or by Proxy Shareholders of record can vote in person at the Annual Meeting or by proxy. There are three ways for shareholders of record to vote by proxy: • By Internet - You can vote over the Internet by following the instructions on the proxy card (you will need the control number on the proxy card); • By Telephone - You can vote by telephone (toll-free) by following the instructions on the proxy card (you will need the control number on the proxy card); or • By Mail - You can vote by mail by signing, dating and mailing the enclosed proxy card in the accompanying postage paid envelope. If the enclosed proxy card is properly signed and returned, the shares represented thereby will be voted at the Annual Meeting in accordance with the specifications made on the proxy. When no choice is indicated, the proxy will be voted “FOR” all Director nominees in Proposal 1, “FOR” Proposal 2, “FOR” Proposal 3 and according to the recommendations of the Board of Directors (the “Board”) of the Company on any other matter that may properly come before the meeting or any adjournment thereof. Proxies will extend to, and will be voted at, any properly adjourned session of the Annual Meeting. Voting by proxy over the Internet, by telephone or by mailing a proxy card will not affect your right to attend or to vote in person at the Annual Meeting. If you hold your shares through a bank, broker or other holder of record, you will receive voting instructions from the holder of record. You must follow the instructions of the holder of record in order for your shares to be voted. If you hold your shares through a bank, broker or other holder of record, and you plan to vote in person at the Annual Meeting, you should contact the holder of record (that is, your bank, broker or other nominee) to obtain a legal proxy or broker’s proxy card and bring it to the Annual Meeting as proof of your authority to vote the shares. Revocation of Proxies If you are a shareholder of record, you may change or revoke your proxy at any time before your shares are voted at the Annual Meeting, by any of the following methods: • By submitting a written notice of revocation to the Secretary of the Company by the close of business on May 21, 2024; • By submitting a completed proxy card bearing a later date than any other proxy submitted by you by the close of business on May 21, 2024;

2 • By Internet by following the Internet voting instructions on the proxy card (you will need the control number on the proxy card) by 1:00 a.m. Eastern Time on May 22, 2024; • By telephone by following the telephone voting instructions on the proxy card (you will need the control number on the proxy card) by 1:00 a.m. Eastern Time on May 22, 2024; • By attending the Annual Meeting and voting in person. The last Internet vote, telephone vote, proxy card vote or in person vote that you submit in accordance with all instructions, including the timing deadlines set forth above, with respect to the same shares is the one that will be counted. Solicitation of Proxies Proxies in the form enclosed herewith are solicited by the Board. In addition to the solicitation of proxies by this proxy statement, officers and regular associates of the Company may solicit proxies from shareholders in person, by telephone, or by mail, acting without any compensation other than their regular compensation. The cost of soliciting proxies will be borne by the Company. Questions During the Annual Meeting During the Annual Meeting, we intend to answer questions that are pertinent to shareholders generally and the matters to be considered at the Annual Meeting, subject to time constraints. Substantially similar questions may be answered once to avoid repetition and allow for more time for other questions. Directions to the Annual Meeting To obtain directions to attend the Annual Meeting and vote in person, please contact the Secretary of the Company, at 276-656-1776. Voting Rights of Shareholders The number of shares of common stock outstanding and entitled to vote at the Annual Meeting is 23,018,897 as of the record date. Only those shareholders of record at the close of business April 5, 2024 shall be entitled to vote at the meeting. A majority of the shares entitled to be voted, represented in person or by proxy, will constitute a quorum for the transaction of business at the meeting. Each share is entitled to one vote upon each matter to be presented at the meeting. With regard to the election of Directors, votes may be cast “FOR” any given nominee or withheld. If a quorum is present, the nominees receiving the greatest number of the votes cast (even if less than a majority) will be elected Directors; therefore, votes withheld will have no effect. For the advisory vote to approve the compensation of the Company’s named executive officers (“NEOs”) and the ratification of the selection of the independent registered public accounting firm Crowe LLP as the independent auditors of the Company for the 2024 fiscal year, votes may be cast “FOR” or “AGAINST” or you may abstain from voting. For each of these proposals, if a quorum is present, the proposal will be approved if the votes cast “FOR” the proposal exceed the votes cast “AGAINST” the proposal. An abstention does not constitute a vote “FOR” or “AGAINST” any proposal. “Broker non-votes” (i.e., shares held by brokers or nominees as to which (i) instructions have not been received from the beneficial owner or the persons entitled to vote the shares, and (ii) the broker does not have discretionary voting power on a particular matter) will be treated in the same manner as abstentions. The election of directors and the advisory vote to approve the compensation of the Company’s NEOs are not considered routine matters; therefore, brokers do not have discretionary voting power with respect to these proposals. The ratification of the selection of Crowe LLP as the Company’s independent registered public accounting firm for the 2024 fiscal year is considered a routine matter; therefore, brokers do have discretionary voting power with respect to this proposal. Abstentions and broker non-votes are counted for purposes of determining the presence or absence of a quorum for the transaction of business at the Annual Meeting, but will have no effect on the outcome of any of the proposals.

3 Proxy Statem ent PROPOSAL 1 ELECTION OF DIRECTORS The exact size of the Board shall be fixed by the Board prior to each annual meeting. As established in the Company’s Articles of Incorporation and Bylaws, the number of Directors shall at no time be less than 5 nor more than 30. The Nominating and Compensation Committee has recommended and the Board has nominated the 12 persons named below to the Board to serve until the 2025 Annual Meeting of Shareholders or until their successors have been elected and qualified. Each of the nominees is a current member of the Board. The Board believes that the nominees will be available and able to serve as Directors if elected, but if any of these nominees becomes unavailable or unable to serve, the persons named in the proxy may exercise discretionary authority to vote for a substitute proposed by the Board. In no event will a proxy be voted for more than 12 Directors. The Board is not aware of any family relationship between any Director, executive officer or person nominated by the Company to become a Director; nor is the Board aware of any involvement in legal proceedings that would be material to an evaluation of the ability or integrity of any Director, executive officer or person nominated to become a Director. The following paragraphs provide information regarding each nominee’s specific experience, qualifications, attributes and skills that led to the conclusion that he or she should serve as a Director. We also believe that all of our Director nominees have a reputation for honesty and adherence to high ethical standards. References below to joining the Board refer to the board of directors of the Bank for years 2006 to 2020, and these persons became Directors of the Company as of the holding company reorganization. It is the intent of the persons named in the proxy, unless otherwise directed therein, to vote “FOR” the election of the following nominees: Michael R. Bird has more than 30 years of experience in the long-term care industry. He retired from Virginia Lutheran Homes, Inc., which owns and operates a continuing care retirement community and nursing and rehabilitation center in Roanoke, Virginia and subsidized apartments with supportive services in New Market, Virginia, in April 2020 where he had held the position of Chief Financial Officer (“CFO”) since May 2013. Prior to this, he served as CFO of Waveny LifeCare Network, a provider of long-term care, assisted living, independent living and home healthcare in New Canaan, Connecticut. He earned his Bachelor’s Degree in Accounting from Central Connecticut State University in New Britain, Connecticut and MBA from Sacred Heart University in Fairfield, Connecticut. Mr. Bird was appointed to the Board in 2018. Mr. Bird is qualified to serve as a Director due to his broad experience in finance and accounting. Kevin S. Bloomfield is the managing partner at Bloomfield Partners, LLC which makes equity investments in software, technology and life science innovation companies, since 2014. Previously he was Chief Executive Officer (“CEO”) of NetVentures where he helped to build a fast-growing, disruptive cloud-based Operations & Fund Accounting software platform for progressive non-profit organizations. He led the company’s growth from an early-stage startup with just a handful of customers to the market leader with over 500 customers that processed over two billion dollars of customer transactions. In 2014, NetVentures was acquired by the private equity firm Pamlico Capital. He earned his Bachelor’s Degree from Radford University. Mr. Bloomfield was appointed to the Board in 2020. Mr. Bloomfield is qualified to serve as a Director due to his business background and leadership roles within the community. Robert M. Bolton is the founder of Iron Bay Capital and is currently the President, CEO and Chief Investment Officer to the Iron Bay Fund LP, which invests exclusively in financial services companies, specifically community banks. He has over 25 years of experience in banking, asset management and equity trading. Before forming Iron Bay Capital in 2011, Mr. Bolton worked at Mendon Capital, where he was managing director and head trader. He was responsible for overseeing four different domestic equity financial services portfolios. He was also a senior member of the investment committee and was in charge of strategy implementation and trading. Earlier in his career, Bolton was both a proprietary trader for Pershing Trading Company in New York, and an award-winning banker with The Bank of New York. He has an extensive background in both fundamental and technical research. Mr. Bolton is a retired board member of HopFed Bancorp, Inc. in Kentucky (Nasdaq: HFBC), which merged with First Financial Corporation in 2019, and Naugatuck Valley Financial Corp. in Connecticut (Nasdaq: NVSL), which merged with Liberty Bank in 2016. He earned his Bachelor’s Degree in Philosophy from St. Bonaventure University and attended the University of Rochester-Simon School of Business. Mr. Bolton was appointed to the Board in 2020. Mr. Bolton is qualified to serve as a Director due to his broad knowledge in banking and finance.

4 Gregory W. Feldmann is President and Founder of Skyline Capital Strategies, LLC, a management consultancy firm providing advisory services in the areas of corporate finance, private equity, business and financial strategy, mergers and acquisitions (“M&A”), and performance related studies, since 2011. He is former President, CEO and Director of StellarOne Bank. Mr. Feldmann was appointed to the Board in 2017 and currently serves as the Lead Independent Director of the Board. Mr. Feldmann is qualified to serve as a Director due to his business and banking background in commercial banking, investment banking and brokerage and private equity and experience in other executive and leadership roles, both in private and public companies. James W. Haskins is an attorney and principal in the law firm of Young, Haskins, Mann, Gregory and Wall, P.C., Martinsville, Virginia. He also served as a director of Mountain National Bank from 1996 until its merger into Carter Bank & Trust and of Patrick Henry National Bank from 1982 until its merger into Carter Bank & Trust. Mr. Haskins was appointed as Chairman of the Board in 2017; prior to that appointment, he served as Vice Chairman of the Board. Mr. Haskins is qualified to serve on the Board due to his legal expertise and his prominence in the Company’s market area. Phyllis Q. Karavatakis is Senior Executive Vice President, Special Projects Executive of Carter Bank & Trust since 2020. Prior to serving in this role, she served as President and Chief Banking Officer. Before she was President and Chief Banking Officer, she served as Executive Vice President and Chief Lending Officer and held other various roles in her over 45 years employed with the Bank and now with the Company. Ms. Karavatakis was appointed to the Board in 2017 and was also appointed Vice Chairman in 2017. Ms. Karavatakis is qualified to serve as a Director due to her business experience along with in-depth knowledge of the banking industry. Jacob A. Lutz, III is a retired former partner of the law firm Troutman Pepper Hamilton Sanders LLP’s (“Troutman Pepper”) Richmond, Virginia office, having served with the firm and its predecessors from 1990 until his retirement in December 2021. He was Chair of Troutman Pepper’s Financial Institution Practice firm-wide for 20 years, with a focus on advising banks and other financial service companies on a variety of matters including securities and capital markets, mergers and acquisitions, regulation and compliance, and community banking. Prior to this, Mr. Lutz was an attorney with the Federal Deposit Insurance Corporation (“FDIC”) in its Washington, D.C. headquarters and Atlanta, Georgia regional office with responsibility for supervisory and regulatory matters as well as failed bank M&A and asset disposition. Mr. Lutz has a Bachelor’s Degree in Finance from Virginia Polytechnic Institute and State University and a J.D. from William and Mary Law School. He also has a Certificate of Completion from the Harvard Law School Program of Instruction for Lawyers. Mr. Lutz was appointed to the Board in 2022. Mr. Lutz is qualified to serve as a Director due to more than 40 years of legal and regulatory expertise in the banking industry involving management of legal, credit, regulatory, strategic, operational and compliance risk, among others in the Company’s market area. E. Warren Matthews is an attorney in the firm of Harris, Matthews & Crowder, P.C and has been for over 57 years. He also served as a director of Community National Bank from 1998 until its merger into Carter Bank & Trust. Mr. Matthews is qualified to serve on the Board due to his legal expertise and his prominence in the Company’s market area. Catharine L. Midkiff worked for more than 20 years as an Executive with General Electric Capital Corporation in risk management, operations, and finance in its Asia, Europe, and United States markets, retiring in 2017. Prior to this, she served as Vice President and Director in other General Electric entities located in the United States, Japan, Korea, Thailand and Hong Kong. A Certified Public Accountant, Ms. Midkiff has a Bachelor’s Degree in Commerce with a specialization in Finance and Accounting from the University of Virginia. She is certified in Six Sigma as a master black belt, the highest level credential in management techniques to improve business processes, primarily by reducing risks, and has completed numerous specialty programs, such as an asset-based finance program from the University of Pennsylvania’s Wharton School and the Commercial Finance Association. Ms. Midkiff was appointed to the Board in 2018. Ms. Midkiff is qualified to serve as a Director due to her broad based experience in accounting, risk management and finance with executive roles in public companies.

5 Proxy Statem ent Curtis E. Stephens is an experienced Board Member, Executive, Entrepreneur and Advisor in the consumer services, transportation, real estate, manufacturing, technology and sports and entertainment industries. He is a Co-Founder of Name, Image, and Likeness (“NIL”) Metaverse Studios, Inc. since 2021, an early stage business developing and bringing together a Web3 technology platform in the collegiate NIL space. He has served as Chief Operating Officer (on a fractional basis) of United Network for Collegiate Pantry Sharing, Inc., a collaborative initiative that seeks to address short-term food relief for those experiencing food insecurities while enrolled as students at universities and colleges within the United States since 2020. In 2019, Mr. Stephens was Area Vice President-Administration-Mid Atlantic Region for StoneMor Partners, L.P., the second largest network of cemeteries and funeral homes in the United States and was responsible for managing and mitigating legal and regulatory compliance risks. Prior to this, he was Certified as a Contract Advisor by National Football League Players Association and served as Managing Director of Marketing Xchange Worldwide, LLC from September 1997 until October 2017, a full-service sports agency that specialized in both contract negotiation and venture management for professional athletes in the National Football League. He was Vice President, Administration and Operations of Stephens Transportation Corporation from January 2010 until December 2018. Mr. Stephens holds an MBA from Virginia Commonwealth University-School of Business and a Bachelors’ Degree in Economics from Rutgers University. Mr. Stephens also holds various certificates from Harvard Business School, Directors Chief Risk Officer Institute and Private Directors Association. Mr. Stephens was appointed to the Board in 2022. Mr. Stephens is qualified to serve as a Director due to his business background, leadership roles, and broad experience in finance, risk management and technology transformation in private and public companies. Litz H. Van Dyke is CEO of Carter Bankshares, Inc. and Carter Bank & Trust and previously served as Executive Vice President. Prior to joining Carter Bank & Trust in 2016, Mr. Van Dyke was a Practice Manager for CCG Catalyst Consulting Group based in Phoenix, Arizona, assisting banks with strategic advisory services. He served as Chief Operating Officer for StellarOne Corporation from 2008 to 2012. Mr. Van Dyke was appointed to the Board in 2017. Mr. Van Dyke is qualified to serve as a Director due to his prior experience in senior executive roles with a number of Virginia-based banking institutions with responsibilities including credit administration, regulatory risk management, information technology (“IT”), operations, marketing, and facilities as well as extensive work with commercial, retail, and mortgage lines of business. Elizabeth L. Walsh is the managing member of Eliz, LLC, a consulting practice specializing in accounting, IT, data analytics and real estate projects since 2023. Ms. Walsh worked in Curriculum Development from 2018 to 2023 for Becker Professional Education (“Becker”) where she primarily created an emerging technology curriculum. Ms. Walsh also previously wrote Continuing Professional Education courses for the American Institute of Certified Public Accountants where she served as Director of Knowledge Management, Becker and Agate Publishing. Ms. Walsh earned her Bachelor’s Degree in Accounting Information Systems from Virginia Polytechnic Institute and State University. Ms. Walsh was appointed to the Board in 2020. Ms. Walsh is qualified to serve as a Director due to her broad experience in accounting, technology and finance. THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE DIRECTOR NOMINEES LISTED ABOVE.

6 INDEPENDENCE AND COMMITTEE MEMBERSHIPS The following individuals are Directors of the Company. Ages are given as of April 19, 2024: Name Current Position Age Director Since Independent Committee Memberships Audit Investment/ Interest Rate Risk Credit Risk Nominating & Compensation Executive & Governance Enterprise Risk Management Michael R. Bird Retired CFO of Virginia Lutheran Homes, Inc. 69 2018** YES Chair  Kevin S. Bloomfield Managing Partner at Bloomfield Partners, LLC 53 2020** YES   Robert M. Bolton Founder and President, CEO and Chief Investment Officer of Iron Bay Capital 55 2020** YES   Gregory W. Feldmann President and Founder of Skyline Capital Strategies, LLC 67 2017** YES Chair Chair   James W. Haskins Chairman of the Board of Directors; Attorney and Principal of Young, Haskins, Mann, Gregory and Wall, P.C. 83 1982* NO Chair Phyllis Q. Karavatakis Vice Chairman of the Board of Directors; Senior Executive Vice President, Special Projects Executive of Carter Bank & Trust 68 2017** NO   Jacob A. Lutz, III Retired Partner of the law firm Troutman Pepper Hamilton Sanders LLP 68 2022 YES   Chair E. Warren Matthews Attorney at Harris, Matthews & Crowder, P.C. 83 1998* YES    Catharine L. Midkiff Retired Executive from General Electric Capital Corporation 64 2018** YES  Chair   Curtis E. Stephens Co-Founder of Name, Image, and Likeness Metaverse Studios, Inc. and Chief Operating Officer of United Network for Collegiate Pantry Sharing, Inc. 58 2022 YES   Litz H. Van Dyke CEO of Carter Bank & Trust and Carter Bankshares, Inc. 60 2017** NO   Elizabeth L. Walsh Managing Member of Eliz, LLC 56 2020** YES   * Indicates year first served as a director of one of the 10 banking institutions that were merged into and created Carter Bank & Trust in 2006 (each a “Merged Bank” and collectively, the “Merged Banks”). The Merged Banks were Blue Ridge Bank, N.A., Central National Bank, Community National Bank, First National Bank, First National Exchange Bank, Mountain National Bank, Patrick Henry National Bank, Patriot Bank, N.A., Peoples National Bank and Shenandoah National Bank. ** Indicates the year the director joined the board of directors of the Bank prior to the holding company reorganization.

7 Proxy Statem ent BOARD SKILLS & DEMOGRAPHICS Bird Bloomfield Bolton Feldmann Haskins Karavatakis Lutz Matthews Midkiff Stephens Van Dyke Walsh Skills and Experience Financial Reporting/ Audit/Capital Planning • • • • • • • • • • • • Leadership • • • • • • • • • • • • Technology • • • • • • • • • Risk Management • • • • • • • • • • Business Operations • • • • • • • • • • • • Corporate Governance • • • • • • • • • • Cybersecurity and Information Security • • • • • • • • • Board Demographics Age 69 53 55 67 83 68 68 83 64 58 60 56 Gender M M M M M F M M F M M F Tenure (years) 6 4 4 7 42 7 2 26 6 2 7 4

8 EXECUTIVE OFFICERS OF THE REGISTRANT The following individuals are executive officers of the Company. Ages are given as of April 19, 2024: Name Age Position Business Experience During Past Five Years A. Loran Adams 63 Executive Vice President and Director of Regulatory Risk Management of the Bank since 2018 Prior to 2018, Senior Vice President and Director of Regulatory Risk Management of the Bank since 2017; prior to joining the Bank, Director of Internal Audit, Georgia Bank & Trust from 2009 to 2016. Wendy S. Bell 60 CFO of the Company since November 2020; Senior Executive Vice President and CFO of the Bank since 2020 Executive Vice President and CFO of the Bank from 2017 to 2019; prior to joining the Bank, Senior Vice President and Senior Finance Officer, First Commonwealth Financial Corporation from 2010 to 2017. Jane Ann Davis 61 Executive Vice President and Chief Administrative Officer of the Bank since 2017 Prior to 2017, Executive Vice President, CFO and Chief Operating Officer of the Bank. Tony E. Kallsen 56 Senior Executive Vice President and Chief Credit Officer of the Bank since 2023 Prior to 2023, Executive Vice President and Chief Credit Officer of the Bank since 2018; prior to joining the Bank, Senior Vice President and Senior Credit Officer, First Commonwealth Financial Corporation from 2010 to 2017. Phyllis Q. Karavatakis 68 Senior Executive Vice President, Special Projects Executive of the Bank since 2020 Prior to 2020, President and Chief Banking Officer of the Bank since 2017, President and Chief Administrative Officer of the Bank since 2016, Executive Vice President and Chief Lending Officer of the Bank since 2014. Bradford N. Langs 58 President and Chief Strategy Officer of the Bank since 2020 Prior to 2020, Executive Vice President and Chief Strategy Officer of the Bank from 2017 to 2019; prior to joining Carter Bank & Trust, Chief Risk Officer, Chief Credit Officer and Treasurer, Coastal States Bank from 2009 to 2017. Matthew M. Speare 57 Senior Executive Vice President and Chief Operations Officer of the Bank since 2023 Prior to 2023, Executive Vice President and Chief Information Officer of the Bank since 2017; prior to joining the Bank, Executive Vice President and Chief Information Officer, Regions Bank from 2013 to 2017. Litz H. Van Dyke 60 CEO of the Company since November 2020; CEO of the Bank since 2017 Prior to 2017, Executive Vice President of the Bank since July 2016; prior to joining the Bank, Practice Manager, CCG Catalyst Group from 2012 to 2016.

9 Proxy Statem ent PRINCIPAL BENEFICIAL OWNERS OF CARTER BANKSHARES, INC. COMMON STOCK The following table sets forth certain information concerning the persons known by us to be the beneficial owners of more than 5% of the outstanding shares of the Company’s common stock as of April 5, 2024. Name and Address Number of Shares Beneficially Owned Percentage of Class(1) AllianceBernstein L.P. 501 Commerce Street Nashville, TN 37203 1,366,496(2) 5.94% BlackRock, Inc. 50 Hudson Yards New York, NY 10001 1,730,464(3) 7.52% The Vanguard Group 100 Vanguard Boulevard Malvern, PA 19355 1,227,878(4) 5.33% (1) Percentages are based on 23,018,897 shares of common stock issued and outstanding at April 5, 2024. (2) Based solely on information as of December 31, 2023 contained in Amendment No. 3 to Schedule 13G filed with the Securities and Exchange Commission (“SEC”) on February 14, 2024 by AllianceBernstein L.P., including notice that it has sole investment power as to 1,366,496 shares and sole voting power as to 1,229,252 shares. (3) Based solely on information as of December 31, 2023 contained in Amendment No. 2 to Schedule 13G filed with the SEC on January 26, 2024 by BlackRock, Inc., including notice that it, through various subsidiaries, has sole investment power as to 1,730,464 shares and sole voting power as to 1,696,306 shares. (4) Based solely on information as of December 29, 2023 contained in Amendment No. 1 to Schedule 13G filed with the SEC on February 13, 2024 by The Vanguard Group, including notice that it has sole investment power as to 1,208,809 shares, shared investment power as to 19,069 shares and shared voting power as to 10,365 shares. These shares may be owned by The Vanguard Group, Inc.’s clients, including investment companies registered under the Investment Company Act of 1940 and other managed accounts.

10 BENEFICIAL OWNERSHIP OF CARTER BANKSHARES, INC. COMMON STOCK BY DIRECTORS AND OFFICERS The following table sets forth, as of April 5, 2024, the beneficial ownership of the Company’s common stock of each Director, the executive officers identified in the Summary Compensation Table (referred to as our NEOs) and the Company’s current Directors and executive officers as a group. For purposes of the table below, beneficial ownership has been determined in accordance with the provisions of Rule 13d-3 of the Securities Exchange Act of 1934 (the “Exchange Act”) under which, in general, a person is deemed to be the beneficial owner of a security if he/she has or shares the power to vote or direct the voting of the security or the power to dispose of or direct the disposition of the security, or if he/she has the right to acquire beneficial ownership of the security within sixty days. The shares listed in the table below include restricted stock that has not yet vested and is restricted as to the sale or other transfer. The shares listed in the table below do not include an aggregate of 27,848 and 46,331 shares underlying the target percentage of performance units (“PUs”) that were granted to Mr. Van Dyke, Mr. Langs, Ms. Bell, Mr. Kallsen, Mr. Speare and two other executive officers who are not NEOs on March 7, 2022 and January 5, 2024, respectively, but remain subject to vesting conditions more than sixty days after April 5, 2024. Name Amount and Nature of Beneficial Ownership Ownership as a Percentage of Common Stock Outstanding (1) Bell, Wendy S. 29,486 * Bird, Michael R. 12,947 * Bloomfield, Kevin S. 21,729 * Bolton, Robert M.(2) 67,401 * Feldmann, Gregory W. 13,572 * Haskins, James W. (3) 63,824 * Kallsen, Tony E. 11,580 * Karavatakis, Phyllis Q. 18,066 * Langs, Bradford N. 18,168 * Lutz III, Jacob A. 16,061 * Matthews, E. Warren 16,784 * Midkiff, Catharine L. 17,227 * Speare, Matthew M. 29,102 * Stephens, Curtis E. 5,403 * Van Dyke, Litz H. 45,458 * Walsh, Elizabeth L.(4) 25,840 * All Directors and Executive Officers as a Group (18 Persons)(5) 428,707 1.86% (1) Percentages are based on 23,018,897 shares of common stock issued and outstanding at April 5, 2024. (2) Mr. Bolton holds 56,500 shares for Iron Bay Fund, LP, of which he is a limited partner. (3) Shares reported include 20,000 shares of common stock pledged as security. (4) Includes (i) 11,300 shares held by Ms. Walsh as custodian for an adult family member over which shares Ms. Walsh shares voting and investment power; and (ii) 4,769 shares held by Carriage Square, Ltd. over which shares Ms. Walsh shares voting and investment power by virtue of her ownership interest in Carriage Square, Ltd. and her officer and director roles held at such entity. (5) Includes shares held by A. Loran Adams and Jane Ann Davis. * Less than 1% of the outstanding common stock. DELINQUENT SECTION 16(A) REPORTS Section 16(a) of the Exchange Act requires that Directors and executive officers, and persons who beneficially own more than 10% of the Company’s equity securities, file reports of ownership and reports of changes in ownership of the Company’s outstanding equity securities. Based on a review of these reports filed by the Company’s officers and Directors, the Company believes that its officers and Directors complied with all filing requirements under Section 16(a) of the Exchange Act during 2023, except that executive officer Ms. Jane Ann Davis reported one transaction late on a Form 4 and executive officer Mr. A. Loran Adams reported two transactions late on a Form 4.

11 Proxy Statem ent PROPOSAL 2 ADVISORY AND NON-BINDING VOTE TO APPROVE EXECUTIVE COMPENSATION The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, and related SEC regulations enable our shareholders to vote to approve, on an advisory (non-binding) basis, the compensation of our NEOs as disclosed in this proxy statement in accordance with the SEC rules relating to compensation disclosure. The advisory vote on executive compensation is not a vote on the Company’s general compensation policies. Section 14A of the Exchange Act, requires the Company to hold the advisory vote on executive compensation at least once every three years. At the Company’s 2023 Annual Meeting of Shareholders, shareholders voted on our say-on-pay frequency proposal indicating a preference for holding such advisory vote on executive compensation every year. Accordingly, the Board decided that the advisory vote on executive compensation would be held every year, at least until the next advisory say-on-pay frequency vote. With assistance from its independent compensation consultant, Pearl Meyer & Partners, LLC (“Pearl Meyer”), the Nominating and Compensation Committee regularly reviews the compensation programs for our NEOs to ensure they achieve the desired goal of striking a balance between recognition of recent achievements and aligning the interests of management on a longer-term basis with that of the Company’s shareholders. The Company’s compensation program is designed to offer competitive compensation to associates based on each individual’s contribution to the Company’s success. As such, the program provides a competitive compensation package to attract and retain capable associates. Pearl Meyer assists the Nominating and Compensation Committee in this effort by annually recommending a peer group of financial institutions with reasonably similar market capitalization and business strategy to the Company and conducting an external market study for the Nominating and Compensation Committee using the peer group to assess the competitiveness of current pay opportunities for our NEOs. Please read the “Compensation Discussion & Analysis” beginning on page 14 for additional details about our executive compensation programs, including information about the fiscal year 2023 compensation of our NEOs. We are asking our shareholders to indicate their approval of our NEO compensation as described in this proxy statement. The proposal, commonly known as “say-on-pay” proposal, is not intended to address any specific item of compensation, but rather the overall compensation of our NEOs and the policies and practices described in this proxy statement. Accordingly, the Board recommends that the shareholders approve the following advisory resolution: “RESOLVED, that the shareholders approve, on an advisory basis, the compensation paid to the Company’s NEOs as disclosed in the Company’s proxy statement for the 2024 Annual Meeting of Shareholders pursuant to compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the compensation tables, and the related narrative disclosure.” This vote is advisory and not binding on the Company, the Board or the Nominating and Compensation Committee. However, the Board and the Nominating and Compensation Committee value the opinions of our shareholders and will consider the outcome of this advisory vote when considering future executive compensation decisions. We anticipate that the next vote on a say-on-pay proposal will occur at the 2025 Annual Meeting of Shareholders. THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS, AS DISCLOSED IN THIS PROXY STATEMENT PURSUANT TO THE COMPENSATION DISCLOSURE RULES OF THE SEC.

12 EXECUTIVE COMPENSATION Compensation Discussion & Analysis The Company’s compensation program is designed to offer competitive compensation to associates based on each individual’s contribution to the Company’s overall success. As such, the program provides a competitive compensation package to attract and retain capable associates. The compensation and benefits program consists of salary, annual and long-term incentive opportunity, equity compensation, nonqualified deferred compensation plan, life, health and disability insurance and limited perquisites, such as a monthly automobile allowance, reimbursement of relocation and temporary housing expenses and legal expenses relating to employment agreement review, as appropriate, and modest tax gross-ups on the same, which the Company believes are important to attract the most qualified candidates. The Company has a single health insurance plan for all officers and full-time associates who meet the eligibility requirements. The Company also provides a 401(k) and Profit Sharing Plan, group life insurance plan and short-term disability plan for officers and full-time associates. The Company has entered into employment or change of control severance agreements with its NEOs, which are further described under “Employment/Change of Control Severance Agreements”. The Nominating and Compensation Committee (for purposes of this “Executive Compensation”section, the “Committee”) has the responsibility for administering the Company’s overall compensation program and for setting the salaries and annual and long-term incentive opportunities for the Company’s senior officers. In setting the compensation of the Company’s senior officers, the Committee generally relies on the recommendations of the Chairman, CEO and the Board members’ own significant personal knowledge of the compensation provided to other, similarly situated, executives in banking and other industries in the local area, as well as recommendations from the Committee’s independent compensation consultant, Pearl Meyer, who maintains a significant focus on banking industry compensation. Pearl Meyer annually recommends a peer group of financial institutions with reasonably similar market capitalization and business strategy to the Company and conducts an external market study for the Committee using the peer group to assess the competitiveness of current pay opportunities for our executive officers. For 2023 compensation determinations, the peer companies consisted of twenty-one regional U.S. commercial banks ranging in asset size from approximately $3.1 to $7.5 billion. As of December 31, 2022, the Company had $4.2 billion in total assets versus the peer group median of $4.6 billion. The following financial institutions were included in the 2023 peer group: American National Bankshares, Inc. Danville, VA Bar Harbor Bankshares Bar Harbor, ME Capital City Bank Group, Inc. Tallahassee, FL Capstar Financial Holdings, Inc. Nashville, TN City Holding Company Charleston, WV CNB Financial Corporation Clearfield, PA Community Trust Bancorp, Inc. Pikeville, KY First Community Bankshares, Inc. Bluefield, VA Great Southern Bancorp, Inc. Springfield, MO HomeTrust Bancshares, Inc. Asheville, NC Mid Penn Bancorp, Inc. Millersburg, PA Peoples Bancorp, Inc. Marietta, OH Peoples Financial Services Corp. Hallstead, PA Primis Financial Corp. McLean, VA Republic Bancorp, Inc. Louisville, KY Shore Bancshares, Inc. Easton, MD SmartFinancial, Inc. Knoxville, TN Stock Yards Bancorp, Inc. Louisville, KY Summit Financial Group, Inc. Moorefield, WV The First Bancshares, Inc. Hattiesburg, MS Univest Financial Corporation Souderton, PA

13 Proxy Statem ent In 2023, the Committee engaged Pearl Meyer to assist in an evaluation of the competitiveness of the executive compensation program and to provide information on executive compensation at these peer banks, including market trends and developments in executive compensation. The Committee reviews each executive’s performance and contribution to the overall Company goals, as well as recommendations of Pearl Meyer, in determining the level of salary and other compensation for the coming year. The Committee considers the peer data to ensure that the Company’s compensation programs are competitive and close to the median of market practices of the peer companies, although for certain positions the Company’s cash and short-term incentive compensation remains slightly below the median of the peer group but within an overall competitive range. When setting compensation for fiscal 2023 and in determining compensation policies, the Committee also took into account the results of the shareholder advisory vote on executive compensation that took place in May 2023. In that vote, which is advisory and non-binding, shareholders approved the compensation of our NEOs as disclosed in the proxy statement for the 2023 Annual Meeting of Shareholders. A substantial majority (85.6%) of votes cast approved the executive compensation program described in the Company’s proxy statement for the 2023 Annual Meeting of Shareholders. The vote results were taken into consideration when setting the compensation for 2023 and are being taken into consideration by the Committee when setting the compensation for 2024. Additionally, since market practice and the Company’s business needs continue to evolve, the Committee continually evaluates our compensation program, with input from Pearl Meyer, and makes changes when warranted. Analysis of Risk Associated with Compensation Policies and Practices The Committee oversees an annual review of our compensation programs to determine whether such programs encourage excessive risk-taking by our associates. The most recent review was conducted in April 2024. Management and the Committee participated in the review, which included identification of the relevant compensation policies and practices, review of potential related risks, and analysis of risk-mitigating factors, including the Company’s system of internal controls and oversight. All executive compensation incentive program payouts and awards are subject to periodic reviews by the Company’s internal audit department. The Committee shared the information with the Enterprise Risk Management (“ERM”) Committee, whose Chair, Mr. Jacob A. Lutz, III, is also a member of the Nomination and Compensation Committee. Beginning in June 2024, all executive compensation incentive program payouts and awards are subject to periodic reviews by the Company’s internal audit department. The Committee determined that the potential risks arising from our compensation programs are not reasonably likely to have a material adverse effect on the Company. In making this determination, the Committee took into account the structure of our compensation programs, the amount of cash compensation available to associates in the form of base salary, the involvement of the Committee in setting compensation for executive officers and in particular for those individuals who can commit the Company’s capital or who manage the Company’s risk, and the oversight of the Board in monitoring certain risk tolerances and internal controls. Employment / Change of Control Severance Agreements The Company has entered into employment agreements with Mr. Van Dyke, Ms. Bell, Mr. Speare and Mr. Langs and a change of control severance agreement with Mr. Kallsen. Each of these agreements was originally entered into with the Bank and was amended and restated effective as of November 20, 2020 in connection with the holding company reorganization to add the Company as a party and make corresponding and other administrative changes. The terms of the agreements are substantially similar to each other as described below. Van Dyke Employment Agreement Mr. Van Dyke and the Company are parties to an amended and restated employment agreement, dated as of November 20, 2020 (the “Van Dyke Agreement”), which had an initial term of two years, beginning on October 1, 2017. The employment term automatically renewed most recently on October 1, 2023 and will automatically renew on each subsequent two-year anniversary for an additional two-year term unless either party provides at least 60 days’ advance notice of non-renewal. Pursuant to the Van Dyke Agreement, Mr. Van Dyke’s current annual base salary is $645,750, subject to increase by the Company’s Board at its discretion. He also receives $700 per month as an automobile allowance. Mr. Van Dyke is

14 eligible to participate in the Company’s annual bonus plan, associate benefit plans and programs on terms offered to similarly situated associates and is eligible to receive equity awards in the discretion of the Company’s Board. The Company may terminate Mr. Van Dyke’s employment with or without cause (as defined in the Van Dyke Agreement), with or without notice. Mr. Van Dyke also may voluntarily terminate his employment with the Company at any time for Good Reason (as defined in the Van Dyke Agreement). In the event the Company terminates Mr. Van Dyke’s employment without cause or Mr. Van Dyke terminates his employment for Good Reason, Mr. Van Dyke will receive any unpaid base salary, any annual bonus compensation earned and awarded but not yet paid, and any vested benefits (collectively, the “Accrued Obligations”). He will also receive a monthly severance payment equal to one- twelfth of his annual base salary for 18 months and continued associate health insurance coverage for 18 months. Payment of these severance benefits is subject to receipt by the Company of a signed release and waiver of claims and satisfaction of other requirements, conditions, and limitations set forth in the Van Dyke Agreement, including covenants regarding confidentiality, non-competition, non-piracy and non-solicitation. In the event the Company terminates Mr. Van Dyke’s employment without cause or Mr. Van Dyke terminates his employment for Good Reason within two years after a Change of Control (as defined in the Van Dyke Agreement), Mr. Van Dyke will receive the Accrued Obligations, plus a lump sum severance payment equal to 2.99 times his annual base salary, continued associate health insurance coverage for 18 months and a lump sum payment equal to Mr. Van Dyke’s highest annual bonus earned from the Company for the three years prior to termination. The Van Dyke Agreement provides for these Change of Control severance benefits on a “best net” approach, under which Mr. Van Dyke’s Change of Control benefits will be reduced to avoid the golden parachute excise tax under Section 280G of the Internal Revenue Code unless without such a reduction he would receive more after-tax compensation than with a reduction. Payment of these severance benefits is subject to receipt by the Company of a signed release and waiver of claims and satisfaction of other requirements, conditions, and limitations set forth in the Van Dyke Agreement, including covenants regarding confidentiality, non-competition, non-piracy and non-solicitation. In the event of a termination for Cause or due to Incapacity, Mr. Van Dyke will be entitled to receive his Accrued Obligations. If he dies while employed by the Company, the Company will pay Mr. Van Dyke’s spouse, if his spouse survives him, or, if not, his estate, his Accrued Obligations and an amount equal to his base salary from the date of his death through the end of the month in which his death occurs. Bell Employment Agreement Ms. Bell and the Company are parties to an amended and restated employment agreement, dated as of November 20, 2020 (the “Bell Agreement”). The terms of the Bell Agreement are substantially the same as the Van Dyke Agreement, except as follows. The initial term of the Bell Agreement was two years, beginning on July 24, 2017. The employment term automatically renewed most recently on July 24, 2023 and will automatically renew on each subsequent anniversary for an additional one-year term unless either party provides at least 60 days’ advance notice of non-renewal. Pursuant to the Bell Agreement, Ms. Bell’s current annual base salary is $390,000, subject to increase by the Company’s Board in its discretion. She also receives $500 per month as an automobile allowance. In the event the Company terminates Ms. Bell’s employment without cause or Ms. Bell terminates her employment for Good Reason, in addition to the Accrued Obligations, she will also receive a monthly severance payment equal to one-twelfth of her annual base salary for 12 months and continued associate health insurance coverage for 12 months. In the event the Company terminates Ms. Bell’s employment without cause or Ms. Bell terminates her employment for Good Reason within two years after a Change of Control (as defined in the Bell Agreement), Ms. Bell will receive the Accrued Obligations, plus a lump sum severance payment equal to 24 months of her annual base salary, continued associate health insurance coverage for 18 months and a lump sum payment equal to Ms. Bell’s highest annual bonus earned from the Company for the three years prior to termination. Speare Employment Agreement Mr. Speare and the Company are parties to an amended and restated employment agreement, dated as of November 20, 2020 (the “Speare Agreement”). The terms of the Speare Agreement are substantially the same as the Van Dyke Agreement, except as follows. The initial term of the Speare Agreement was one year, beginning on July 3, 2017.

15 Proxy Statem ent The employment term automatically renewed most recently on July 3, 2023 and will automatically renew on each subsequent anniversary for an additional one-year term unless either party provides at least 60 days’ advance notice of non-renewal. Pursuant to the Speare Agreement, Mr. Speare’s current annual base salary is $375,000, subject to increase by the Company’s Board in its discretion. He also receives $500 per month as an automobile allowance. In the event the Company terminates Mr. Speare’s employment without cause or Mr. Speare terminates his employment for Good Reason, in addition to the Accrued Obligations, he will also receive a monthly severance payment equal to one-twelfth of his annual base salary for 12 months and continued associate health insurance coverage for 12 months. In the event the Company terminates Mr. Speare’s employment without cause or Mr. Speare terminates his employment for Good Reason within two years after a Change of Control (as defined in the Speare Agreement), Mr. Speare will receive the Accrued Obligations, plus a lump sum severance payment equal to 24 months of his annual base salary, continued associate health insurance coverage for 18 months and a lump sum payment equal to Mr. Speare’s highest annual bonus earned from the Company for the three years prior to termination. Langs Employment Agreement Mr. Langs and the Company are parties to an amended and restated employment agreement, dated as of November 20, 2020 (the “Langs Agreement”). The terms of the Langs Agreement are substantially the same as the Van Dyke Agreement, except as follows. The initial term of the Langs Agreement was one year, beginning on June 19, 2017. The employment term automatically renewed most recently on June 19, 2023 and will automatically renew on each subsequent anniversary for an additional one-year term unless either party provides at least 60 days’ advance notice of non-renewal. Pursuant to the Langs Agreement, Mr. Langs’ current annual base salary is $515,000, subject to increase by the Company’s Board in its discretion. He also receives $500 per month as an automobile allowance. In the event the Company terminates Mr. Langs’ employment without cause or Mr. Langs terminates his employment for Good Reason, in addition to the Accrued Obligations, he will also receive a monthly severance payment equal to one-twelfth of his annual base salary for 12 months and continued associate health insurance coverage for 12 months. In the event the Company terminates Mr. Langs’ employment without cause or Mr. Langs terminates his employment for Good Reason within two years after a Change of Control (as defined in the Langs Agreement), Mr. Langs will receive the Accrued Obligations, plus a lump sum severance payment equal to 24 months of his annual base salary, continued associate health insurance coverage for 18 months and a lump sum payment equal to Mr. Langs’ highest annual bonus earned from the Company for the three years prior to termination. Kallsen Change of Control Severance Agreement Mr. Kallsen and the Company are parties to an amended and restated change of control severance agreement, dated as of November 20, 2020 (the “Kallsen Agreement”). In the event the Company terminates Mr. Kallsen’s employment without cause or Mr. Kallsen resigns for Good Reason, in each case within two years after a Change of Control (as defined in the Kallsen Agreement), Mr. Kallsen will receive the Accrued Obligations. If Mr. Kallsen executes and delivers to the Company a signed release and waiver of claims, Mr. Kallsen will also receive an amount equal to his annual base salary plus his average annual bonus payable from the Company for the three years prior to termination, payable over 12 months, and a lump sum payment equal to continued associate health insurance coverage for 12 months. The Kallsen Agreement provides for these Change of Control severance benefits on a “best net” approach, under which Mr. Kallsen’s Change of Control benefits will be reduced to avoid the golden parachute excise tax under Section 280G of the Internal Revenue Code unless without such a reduction he would receive more after-tax compensation than with a reduction. Payment of these severance benefits is subject to satisfaction of other requirements, conditions, and limitations set forth in the Kallsen Agreement, including covenants regarding confidentiality, non-competition, non-piracy and non-solicitation. In the event of a termination for cause or due to death or Incapacity within two years after a Change of Control, Mr. Kallsen will be entitled to receive any unpaid base salary and any vested benefits.

16 Base Salaries Base salaries provide appropriate fixed cash compensation necessary to attract and retain executive talent. Base salaries are intended to be competitive. The Committee reviews the base salaries of our NEOs on an annual basis as well as at the time of any promotion or other material change in responsibilities. In addition to engaging independent compensation consultant, Pearl Meyer on base salaries, the Committee also considers the following when setting base salaries: (a) the individual executive’s overall performance and contribution to the Company’s performance, (b) overall Company performance and (c) the individual’s base salary relative to other executive officers. The Committee approved base salary increases for each NEO in January 2023, effective January 2, 2023 to maintain comparability to peers at the median level. Executive 2023 Base Salary ($) 2022 Base Salary ($) % Increase Litz H. Van Dyke $645,750 $615,000 5.0% Bradford N. Langs $515,000 $495,000 4.0% Wendy S. Bell $390,000 $375,000 4.0% Tony E. Kallsen $340,000 $322,000 5.6% Matthew M. Speare $375,000 $352,000 6.5% Annual Incentive Plan In November 2018, with assistance from its independent compensation consultant, the Governance & Compensation Committee (which became the “Nominating and Compensation Committee” in August 2019) adopted an annual incentive plan for the purpose of awarding annual bonuses to certain associates based upon the achievement of annual performance objectives established each year under the plan. This was implemented in order to position the Company to be competitive with its peers with respect to overall executive compensation. The annual incentive plan covers the Company’s executive officers and certain executive vice presidents (each, a “Participant”), which includes all of the Company’s NEOs. The goal of the annual incentive plan is to motivate Participants to maximize shareholder value by achieving performance while limiting risk appropriately and maintaining the safety and soundness of the Company. The plan is an annual incentive plan that is approved each year with a performance year running from January 1 through December 31. The Committee oversees the administration of the plan, as well as plan design, determination of performance measures, goals and weightings and award payouts, partly based on input from the Company’s CEO. At the beginning of each year, the Committee develops a bonus template for each Participant. The primary elements of each template are: • Percentage of base salary opportunity, • Performance measures and goals selected from the Company’s approved budget numbers for the year or other objective measures such as asset quality ratios, and • Weightings assigned to the selected performance measures. Under the annual incentive plan, a Participant can earn a bonus of up to a specific percentage of the Participant’s base salary. For 2023, these percentages for the NEOs were as follows: Participant % of Base Salary CEO 60% President & Chief Strategy Officer, CFO 55% Chief Operations Officer, Chief Credit Officer 50% Performance measures under the plan are determined each year, in the categories of profitability, capital effectiveness and safety and soundness. The performance measures, goals and weightings assigned to them may change from year to year, and are typically the same for all Participants in any given year, although that is subject to change.

17 Proxy Statem ent The amount of bonus earned by a Participant each year will depend on the Company’s achievement with respect to the performance measure goals selected for that year, multiplied by the applicable weightings, multiplied by the Participant’s base salary and percentage of base salary opportunity. Bonus amounts earned based on the Company’s performance for a year are reviewed and certified by the Committee and paid to the Participant between January 1 and March 15 of the following year, generally shortly after the year’s results have been finalized and the Company’s earnings for the year have been announced. The plan has both short- term and long-term components, as the bonus amounts currently are paid approximately 2/3 in cash and 1/3 in shares of restricted common stock of the Company, with time-based vesting in three annual installments. For 2023, the Committee selected the same performance measure goals and weightings for each of the Participants, including the Company’s NEOs. The following table shows the performance measure goals for the annual incentive plan for 2023, as well as the weightings of these goals and the achievement with respect to each goal: Performance Measure Weighting Maximum Performance Goal Weighted Average Performance Achieved Performance Achieved Percentage of Performance Achieved Core Earnings per Share (1) 25% $2.75 —% $1.11 —% Core ROAA(1) 25% 1.58% —% 0.59% —% Core ROATCE(1) 25% 16.82% —% 7.51% —% Core Efficiency(1) 25% 50.47% —% 72.54% —% Weighted Average Bonus Amount Earned —% (1) Non-GAAP core earnings per share, core return on average assets (“ROAA”), core return on average tangible common equity (“ROATCE”) and core efficiency are calculated utilizing financial data on a GAAP basis and excluding all extraordinary items, whether positive or negative. Following the end of the year, the Committee reviewed the Company’s performance with respect to these goals for 2023. Due to the impacts of a single large nonperforming loan (“NPL”) relationship, none of the Company’s performance goals were met. As a result, the participants were awarded 0% of their annual incentive award under the annual incentive plan. The Committee discussed the performance situation with Pearl Meyer and recommended to the full Board of Directors that each Participant be granted a discretionary bonus of 15% of annual salary to reflect the outstanding work the Participants had completed in 2023, which included strong loan growth, successful expansion in high-growth markets and successful management of liquidity and deposit stability in a challenging market environment, although many of the positive effects of this outstanding work were muted in the Company’s financial performance for 2023 by the impacts of the single large NPL relationship on the Company. The Committee’s recommendation also reflected the Company’s compensation philosophy, which, in part, seeks to offer competitive compensation to attract and retain capable associates and to improve the performance of the Company. The Board of Directors agreed with this recommendation and the Participants were issued a cash only bonus in February 2024. These cash bonus amounts earned by the NEOs for 2023 performance are reported as “Bonus” for 2023 in the Summary Compensation Table. Long-Term Incentive Plan The Committee approved the long-term incentive program (the “LTIP”) for certain associates, under which shares of restricted stock and performance units are to be awarded periodically under the Carter Bankshares, Inc. Amended and Restated 2018 Omnibus Equity Incentive Plan (the “Equity Plan”). The LTIP covers the Company’s executive officers and certain executive vice presidents (each, a “Participant”), which includes all of the Company’s NEOs. The goal of the LTIP is to promote leadership retention and management continuity, to reward management for strong sustained value creation and financial performance and to align the executives’ interests with those of our shareholders through appropriately-sized grants of equity compensation. It is the Company’s intent to maximize shareholder value by achieving performance while limiting risk appropriately and maintaining the safety and soundness of the Company by awarding shares of restricted stock and performance units. The Committee granted the first awards under the LTIP in March 2022. Due to uncertainty with respect to the Company’s financial performance in 2023, no awards under the LTIP were granted in 2023. In late 2023, the Committee approved the grant of LTIP awards for 2024, which were granted on January 5, 2024. Based on the prior recommendation of Pearl Meyer, the grants were divided as 70% performance-based as performance units and 30% retention-based as restricted shares.

18 The time-based restricted stock awards cliff-vest on the fifth anniversary of the grant date, subject to accelerated vesting in certain circumstances. The performance units granted under the LTIP can be earned from 0% to 110% of target based on achieving the applicable performance goals and will be paid to the extent earned after the end of the three-year performance period, subject to accelerated vesting in certain circumstances. The 2024 performance units are subject to four equally weighted performance-based goals established by the Committee: return on average assets (“ROAA”), core efficiency ratio, total shareholder return (“TSR”) and the non-performing assets ratio. The Committee added the TSR metric as a performance goal to align driving shareholder value with management’s long-term incentive. This is also a recommendation and best practice highlighted in executive compensation research by proxy advisory services, such as Glass Lewis and Institutional Shareholder Services (“ISS”). Achievement with respect to these goals will be measured by comparing the Company’s performance during the three-year performance period of January 1, 2024 to December 31, 2026 to a peer group consisting of the companies listed on the ABAQ index of publicly traded community banking companies on the first business day of the performance period. The level of achievement percentage that corresponds to the Company’s percentile ranking for each performance goal will be applied to the one-fourth of the target number of performance units. Failure to meet threshold performance during the performance period means no performance units for that performance goal will be earned. The level of achievement will be calculated separately for each performance goal and the level of achievement for one performance goal will not impact the other performance goals. The performance goals under the performance units granted in January 2024 are summarized in the following table: Performance Goal Percentage of Target Performance Units Subject to Performance Vesting Percentile Ranking of Company vs Peer Group for Performance Period Percentage Earned Threshold % - Target % - Stretch% Performance Goa1 1: ROAA 25% 54th Percentile - 67th Percentile - 74th Percentile 80% - 100% - 110% Performance Goal 2: Core Efficiency Ratio 25% 54th Percentile - 67th Percentile - 74th Percentile 80% - 100% - 110% Performance Goal 3: TSR 25% 54th Percentile - 67th Percentile - 74th Percentile 80% - 100% - 110% Performance Goal 4: Non-Performing Assets Ratio 25% 54th Percentile - 67th Percentile - 74th Percentile 80% - 100% - 110% If the performance criteria and service requirements are met, these performance units will vest on the payment date which is within 70 days following the end of the performance period. The Company will pay the performance units that have vested in shares of the Company’s common stock. Equity Compensation The Company grants equity compensation pursuant to the Equity Plan. The Equity Plan authorizes the issuance of up to 2,000,000 shares of common stock for awards to key associates and non-employee Directors of the Company and its subsidiaries as determined by the Committee, which has been appointed by the Board to administer the Equity Plan. The Equity Plan authorizes the grant of stock options, restricted stock, restricted stock units, stock appreciation rights, stock awards, performance units and performance cash awards. Subject to accelerated vesting under certain circumstances, the Equity Plan requires a minimum vesting period of one year for awards subject to time-based conditions and a minimum performance period of one year for awards subject to achievement or satisfaction of performance goals. These minimums are applicable to awards other than those granted as part of a retainer for the service of non-employee Directors. With respect to executive compensation, the purpose of the Equity Plan is to provide incentives to certain key associates to align their personal interests with the long-term financial success of the Company and with growth in shareholder value, consistent with the Company’s risk management practices. In addition to the LTIP awards granted in January 2024 and March 2022, in February 2023, 2022 and 2021, the Company and the Bank, respectively, granted restricted stock awards to several associates, including all of the NEOs, in connection with the annual incentive plan bonus payouts for 2022, 2021, and 2020 performance. The restricted stock vests in equal installments on each of the first, second and third anniversaries of the grant date, subject to accelerated vesting in certain circumstances.

19 Proxy Statem ent As discussed above, the Committee anticipates granting future awards of restricted stock to associates, including the NEOs, in connection with the annual incentive plan and future awards of restricted stock and performance units to associates, including the NEOs, pursuant to the LTIP, and may also grant other equity awards under the Equity Plan as part of the Company’s compensation program. Limitations on Hedging and Speculative Transactions The Board has approved the Carter Bankshares, Inc. Insider Trading Policy that applies to all directors, officers and associates of the Company and, among other goals, helps ensure that the Company’s personnel bear the full risks and benefits of stock ownership. Under this policy, Company personnel may not sell Company stock “short,” trade in Company stock in or through a margin account (except certain grandfathered arrangements in place when the prohibitions were adopted), or otherwise engage in hedging transactions or speculative or short-term trading of Company stock. Clawback Policies The Committee has adopted two clawback policies. The Dodd-Frank Clawback Policy, which became effective on October 2, 2023 and implements the requirements of Exchange Act Rule 10D-1 and Nasdaq’s Listing Rule 5608, provides for the recoupment, under certain conditions, of certain incentive-based compensation from executive officers of the Company if the Company is required to prepare an accounting restatement due to material noncompliance with financial reporting requirements under the securities laws (an “accounting restatement”). The Supplemental Clawback Policy, which became effective on March 21, 2024, expands the coverage of the Dodd-Frank Clawback Policy to provide for the recoupment, under certain conditions, of cash-based and equity-based incentive compensation from the executive management team (which is a broader group than the Company’s executive officers) in the event of an accounting restatement. The Supplemental Clawback Policy also provides for the recoupment, under certain conditions, of certain cash-based and equity-based incentive compensation from the executive management team and employees who have an employment or change of control severance agreement, cash incentive or equity award agreement or incentive or commission agreement if the executive or employee engages in detrimental conduct. Detrimental conduct means: (1) the commission of a criminal act by the executive or employee that constitutes a felony, (2) a violation by the executive or employee of federal or state securities laws, rules or regulations, and/or the rules of any exchange or association of which the Company is a member, (3) a violation by the executive or employee of the Company’s Code of Conduct, as determined by the Company in its reasonable discretion, or (4) any misconduct or illegal activity by the employee or executive in performing the work for which incentive compensation covered by the policy is paid, as determined by the Company in its reasonable discretion. Nominating and Compensation Committee Report The Nominating and Compensation Committee of the Board has reviewed and discussed with management the Compensation Discussion & Analysis included above. Based upon such review, the related discussions and such other matters deemed relevant and appropriate by the Committee, the Committee has recommended to the Board the inclusion of the Compensation Discussion & Analysis in this proxy statement. Members of the Nominating and Compensation Committee Kevin S. Bloomfield Gregory W. Feldmann, Chair Jacob A. Lutz, III E. Warren Matthews CEO Pay Ratio The Company determined that the 2023 annual total compensation of the median compensated associate of all its associates, other than the CEO, as of December 31, 2023 was $55,282; the CEO’s 2023 annual total compensation was $784,630; and the ratio of these amounts was 14:1.

20 The Company identified a new median associate for 2023 due to changes in the Company’s compensation program since 2022. To do this, we utilized the following methodology. As of December 31, 2023, the Company’s total population consisted of 679 associates, all of whom work in the United States. This population consisted of all of the Company’s full-time and part-time associates. To identify the median compensated associate, we used a consistently applied compensation measure defined as gross wages as reported on each associate’s 2023 Internal Revenue Service (“IRS”) Form W-2. We further annualized pay for those individuals not employed for a full year in 2023, but who were employed as of December 31, 2023. Once we identified our median compensated associate, we calculated the median compensated associate’s and our CEO’s 2023 annual total compensation in accordance with the requirements of the Summary Compensation Table. This pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on our payroll and employment records and the methodology described above. The SEC rules for identifying the median compensated associate and calculating the pay ratio based on that associate’s annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices. As such, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios. Summary Compensation Table Fiscal 2021 - 2023 The table below reflects compensation received by each NEO. Name and Principal Position Year Salary ($) Bonus ($)(1) Stock Awards ($)(2) Option Awards ($) Non-equity Incentive Plan Compensation ($)(3) Change in Pension Value and Non- Qualified Deferred Compensation Earnings ($) All Other Compen- sation ($)(4) Total ($) Litz H. Van Dyke 2023 $644,618 $96,863 — — — — $43,149 $ 784,630 CEO of the Company and the Bank 2022 $612,513 — $232,042 — $369,000 — $46,274 $ 1,259,829 2021 $593,000 — — — $296,500(5) — $44,834 $ 934,334 Bradford N. Langs 2023 $514,282 $77,250 — — — — $45,001 $ 636,533 President and Chief Strategy Officer of the Bank 2022 $480,628 — $102,378 — $247,500 — $42,713 $ 873,219 2021 $370,000 — — — $185,000(5) — $41,378 $ 596,378 Wendy S. Bell 2023 $389,724 $58,500 — — — — $46,359 $ 494,583 CFO of the Company; Senior Executive Vice President and CFO of the Bank 2022 $373,320 — $88,726 — $187,500 — $42,794 $ 692,340 2021 $360,000 — — — $180,000(5) — $41,464 $ 581,464 Tony E. Kallsen 2023 $339,861 $51,000 — — — — $34,943 $ 425,804 Senior Executive Vice President and Chief Credit Officer of the Bank 2022 $321,243 — $88,726 — $112,700 — $36,049 $ 558,718 2021 $315,000 — — — $110,250(5) — $40,334 $ 465,584 Matthew M. Speare 2023 $374,667 $56,250 — — — — $38,310 $ 469,227 Senior Executive Vice President and Chief Operations Officer of the Bank 2022 $351,244 — $88,726 — $123,200 — $36,486 $ 599,656 2021 $345,000 — — — $120,750(5) — $35,479 $ 501,229 (1) The Committee recommended to the full Board of Directors, and the full Board of Directors approved, granting each participant in the annual incentive plan a discretionary flat bonus equal to 15% of annual salary to reflect the outstanding work they had completed in 2023, which included strong loan growth, successful expansion in high-growth markets and successful management of liquidity and deposit stability in a challenging market environment, although many of positive effects of this outstanding work were muted in the Company’s financial performance for 2023 by the impacts of the single large NPL relationship discussed above. (2) Stock awards for 2022 consist of time-based restricted stock and performance-based unit awards granted under the Company’s LTIP. The performance-based unit awards vest only if, and to the extent earned based on performance achievement over a three-year performance period ending December 31, 2024 and satisfaction of additional service requirements.

21 Proxy Statem ent All stock and unit awards are reflected at their grant date fair value, as determined pursuant to Accounting Standards Codification - Topic 718, Stock Compensation (“ASC 718”), based on the closing price of stock on the grant date. The amounts reflected for performance-based unit awards reflect the grant date assumption that we will achieve the required performance goals at target levels. Beginning September 1, 2023 the Company utilizes a 90-day look back period to estimate the average stock price to resolve issues of rapid stock price fluctuations. The following table provides the grant date fair value of performance-based unit awards granted during 2022 assuming stretch (or maximum) achievement: Name Stretch Payout ($) Litz H. Van Dyke $144,414 Bradford N. Langs $63,712 Wendy S. Bell $55,217 Tony E. Kallsen $55,217 Matthew M. Speare $55,217 (3) The amounts in this column for 2021 and 2022 reflect the bonus amounts earned for 2021 and 2022 performance under the annual incentive plan and include both the portion of the bonus paid in cash and the portion paid in shares of restricted stock that were granted in February 2022 and 2023. In each case, the cash portion and the portion paid in restricted shares of these bonus amounts were paid in the year following the year in which the performance criteria was achieved. (4) The amount of compensation properly categorized in this column, including perquisites and other personal benefits that total more than $10,000, is listed in the table below for 2023 for each NEO. Name Medical 401(k) and Profit Sharing Plan Matching Contributions Disability Insurance Life Insurance Premiums Car Allowance Gross Ups Car Allowance Total Litz H. Van Dyke $12,951 $13,200 $592 $4,224 $8,400 $3,782 $43,149 Bradford N. Langs $19,642 $13,200 $592 $2,982 $6,000 $2,585 $45,001 Wendy S. Bell $19,642 $13,200 $592 $4,224 $6,000 $2,701 $46,359 Tony E. Kallsen $ 9,957 $12,777 $592 $2,982 $6,000 $2,635 $34,943 Matthew M. Speare $12,951 $13,200 $592 $2,982 $6,000 $2,585 $38,310 (5) The amounts for 2021 have been updated from prior proxy statement disclosures that inadvertently excluded amounts surrendered to satisfy tax withholding obligations.

22 The table below reflects information regarding the annual incentive plan opportunities granted to the NEOs during or for the year ended December 31, 2023. Grants of Plan-Based Awards Fiscal 2023 Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1) Estimated Possible Payouts Under Equity Incentive Plan Awards All Other Stock Awards: Number of Shares of Stock or Units Grant Date Fair Value of Stock and Option Awards(4) Threshold Target Maximum Threshold Target Maximum Name Grant Date ($) ($) ($) (#) (#) (#) (#) ($) Litz H. Van Dyke Annual Incentive Plan N/A — — $387,450 — — — — — Bradford N. Langs Annual Incentive Plan N/A — — $283,250 — — — — — Wendy S. Bell Annual Incentive Plan N/A — — $214,500 — — — — — Tony E. Kallsen Annual Incentive Plan N/A — — $170,000 — — — — — Matthew M. Speare Annual Incentive Plan N/A — — $187,500 — — — — — (1) Reflects the maximum bonus that each NEO could earn for 2023 performance under the annual incentive plan. The annual incentive plan does not have threshold or target performance levels. Due to the impacts of a single large NPL relationship discussed above, none of the Company’s performance goals were met for 2023. Consequently, the NEOs did not earn any amounts under the annual incentive plan for 2023.

23 Proxy Statem ent Outstanding Equity Awards at Fiscal 2023 Year-End The table below reflects certain information regarding restricted stock awards held by each NEO as of December 31, 2023. None of the NEOs held any other equity awards as of December 31, 2023. Stock Awards Name Grant Date Number of Shares or Units of Stock That Have Not Vested (#) Market Value of Shares or Units of Stock That Have Not Vested ($)(4) Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) Litz H. Van Dyke 2/19/21(1) 806 $ 12,066 — — 2/17/22(1) 2,836 $ 42,455 — — 3/7/22(2) 6,373 $ 95,404 — — 3/7/22(3) — — 2,213 $33,129 2/14/23(1) 7,023 $ 105,134 — — Bradford N. Langs 2/19/21(1) 448 $ 6,707 — — 2/17/22(1) 1,787 $ 26,751 — — 3/7/22(2) 2,812 $ 42,096 — — 3/7/22(3) — — 976 $14,611 2/14/23(1) 4,853 $ 72,649 — — Wendy S. Bell 2/19/21(1) 436 $ 6,527 — — 2/17/22(1) 1,728 $ 25,868 — — 3/7/22(2) 2,437 $ 36,482 — — 3/7/22(3) — — 846 $12,665 2/14/23(1) 3,677 $ 55,045 — — Tony E. Kallsen 2/19/21(1) 381 $ 5,704 — — 2/17/22(1) 1,047 $ 15,674 — — 3/7/22(2) 2,437 $ 36,482 — — 3/7/22(3) — — 846 $12,665 2/14/23(1) 2,229 $ 33,368 — — Matthew M. Speare 2/19/21(1) 418 $ 6,257 — — 2/17/22(1) 1,184 $ 17,724 — — 3/7/22(2) 2,437 $ 36,482 — — 3/7/22(3) — — 846 $12,665 2/14/23(1) 2,436 $ 36,467 — — (1) These awards of restricted stock were granted pursuant to the Equity Plan. The restricted stock vests in equal 1/3 installments on the first, second and third anniversaries of the grant date, subject to accelerated vesting under certain circumstances. (2) These awards of restricted stock were granted pursuant to the LTIP and the Equity Plan. The restricted stock has a five-year cliff vesting, with all shares vesting on March 7, 2027. (3) These PU awards vest on the payment date, which is within 70 days following December 31, 2024 to the extent earned based on performance achievement over a three-year performance period ending December 31, 2024 and satisfaction of additional service requirements. The amounts reported are based on achieving the threshold level of performance. (4) The amounts in this column represent the aggregate fair market value of the restricted stock and PU awards, as applicable, as of December 31, 2023, based on the closing price of the Company’s stock on December 29, 2023, which was the last business day of the year. The closing price of the Company’s common stock was $14.97 on that date.

24 Option Exercises and Stock Vested Fiscal 2023 The table below reflects information regarding restricted stock awards held by each NEO that vested during 2023. None of the NEOs held any stock options during 2023. Stock Awards Name Number of shares acquired on vesting (#)(1) Value realized on vesting ($)(2) Litz H. Van Dyke 3,239 $56,395 Bradford N. Langs 1,938 $33,757 Wendy S. Bell 1,922 $33,471 Tony E. Kallsen 1,285 $22,362 Matthew M. Speare 1,427 $24,836 (1) The number of shares acquired on vesting represents the gross number of shares of the Company’s common stock that vested, without taking into account any shares withheld to satisfy applicable tax obligations. (2) The value realized on vesting for restricted stock is the market value based on the closing price of the Company’s common stock on the vesting date multiplied by the gross number of shares that vested. 401(k) and Profit-Sharing Plan The 401(k) and Profit-Sharing Plan covers all associates that have been employed for one month (six months for profit-sharing), have reached the age of 20-1/2 and have reached an entry date provided under the plan. Persons who have reached the age of 62 are fully vested regardless of length of service. Elective deferrals and safe harbor matching contributions are 100% vested. Profit-sharing contributions and non-safe harbor matching contributions are subject to the below vesting schedule and certain other requirements set forth in the plan. For eligibility and vesting purposes, associates receive credit for previous employment with any of the Merged Banks, the Mortgage Company of Virginia, Bank Services of Virginia, Inc. and Bank Services Insurance, Inc. Vesting is based on the number of years of service, with a year being any year an associate works a minimum of 1,000 hours. The vesting schedule is as follows: Years of Service Vested Percentage Forfeitable Percentage 1 20% 80% 2 40% 60% 3 60% 40% 4 80% 20% 5 100% 0% Each year the Board determines what amount, if any, is to be allocated as a profit-sharing contribution to the plan. A profit-sharing contribution is made in the year following the year to which it relates. These profit-sharing contributions to the plan were $0.4 million in 2023, $1.0 million in 2022, and $0.9 million in 2021. The 401(k) and Profit-Sharing Plan also includes a company match based upon an associate’s elective deferral. This elective deferral is subject to dollar limits announced annually by the IRS. Elective deferrals are currently matched with a safe-harbor match equal to 100% of the first 3% deferred and 50% of the next 2%, producing a maximum 4% match. Expense for this deferral match was $1.4 million, $1.3 million and $1.3 million for the years ended December 31, 2023, 2022 and 2021, respectively. Each of the NEOs participates in the 401(k) and Profit-Sharing Plan except that, beginning in 2020, the NEOs are excluded from participation in the profit-sharing contribution. Nonqualified Deferred Compensation Plan In December 2020, the Bank adopted an unfunded, nonqualified deferred compensation plan, called the Nonqualified Deferred Compensation Plan, to provide key associates of the Bank, including all of the Company’s NEOs (beginning after the date of adoption) the opportunity to defer to a later year on a pre-tax basis certain compensation without being subject to the dollar limits that apply to these associates under the Bank’s 401(k) and Profit-Sharing Plan. This plan

25 Proxy Statem ent allows participants whose maximum retirement contribution is limited by IRS rules to defer additional compensation. Participants in the plan are eligible to defer (on a pre-tax basis) up to 100% of their eligible plan compensation. The compensation and fees (and related earnings) deferred under this plan are held in a grantor trust until paid to the participants and are 100% vested, but remain subject to the claims of the creditors of the Bank and Company until paid to the participants. Benefits under the Nonqualified Deferred Compensation Plan are paid upon the later of reaching age 62 or separation from service in either a lump sum or annual installments of 5, 10 or 15 years, in each case as elected by the participant and subject to a mandatory six-month delay for certain participants. Two NEOs participated in the Nonqualified Deferred Compensation Plan in 2023. Nonqualified Deferred Compensation for 2023 Name Executive Contributions in Last FY($)(1) Registrant Contributions in Last FY ($) Aggregate Earnings in Last FY($)(2) Aggregate Withdrawals/ Distributions ($) Aggregate Balance at Last FYE ($)(3) Litz H. Van Dyke — — — — — Bradford N. Langs — — — — — Wendy S. Bell $139,759 — $4,597 — $357,429 Tony E. Kallsen $ 18,200 — $4,796 — $ 45,028 Matthew M. Speare — — — — — (1) Reflects salary deferred under the Nonqualified Deferred Compensation Plan. These amounts are included as 2023 “salary” in the Summary Compensation Table. Ms. Bell and Mr. Kallsen were the only NEOs who participated in this plan in 2023. (2) Aggregate gains attributed to participants under the Nonqualified Deferred Compensation Plan are actual returns based on their investment elections under the plan. (3) Of the amounts in this column, $214,528 and $25,200 were previously reported as compensation to Ms. Bell and Mr. Kallsen, respectively, in a Summary Compensation Table for years prior to 2023. Potential Payments upon Termination or Change of Control The following table shows the estimated payments to or benefits that would have been received by each of the NEOs upon the following termination events or upon a change of control of the Company, in each case assuming that each termination event or the change of control occurred on December 31, 2023, and assuming a stock price of $14.97 which was the closing stock price of the Company’s common stock on December 29, 2023, the last business day of the year. The amounts reflected in the following table are estimates, as the actual amounts that would have been paid to or received by a NEO can only be determined at the time of termination or change of control. The following table reports only amounts that are increased, accelerated or otherwise paid or payable as a result of the applicable termination or change of control event and, as a result, excludes amounts accrued through December 31, 2023, such as accrued but unpaid salary and annual bonus compensation amounts for completed performance periods and vested account balances under the 401(k) and Profit Sharing Plan, Nonqualified Deferred Compensation Plan and other plans. The Nonqualified Deferred Compensation Plan provides that all amounts will be paid upon the later of reaching age 62 or separation from service, subject to a mandatory six-month delay for certain participants. The terms of the Nonqualified Deferred Compensation Plan are discussed in further detail under “Nonqualified Deferred Compensation Plan,” and the “Nonqualified Deferred Compensation Plan for 2023” table sets forth the vested account balances of the NEO participants. The table also excludes any amounts that are available generally to all salaried associates and in a manner that does not discriminate in favor of the Company’s executive officers.

26 Payments and Benefits Death Termination Due to Incapacity Termination Without Cause or for Good Reason Not in Connection with Change of Control(1)(2) Termination Without Cause or for Good Reason within 2 Years Following a Change of Control(3)(4)(5)(6) Termination For Cause or Without Good Reason Change of Control with no Related Termination of Employment Litz H. Van Dyke Cash Severance $ — $ — $ 968,625 $ 2,299,793 $ — $ — Equity Vesting(7) 216,722 216,722 — 34,981 — 181,741 Health Care Coverage — — 19,427 19,427 — — Total $ 216,722 $ 216,722 $ 988,052 $ 2,354,201 $ — $ 181,741 Bradford N. Langs Cash Severance $ — $ — $ 515,000 $ 1,277,500 $ — $ — Equity Vesting (7) 131,283 131,283 — 15,435 — 115,848 Health Care Coverage — — 19,642 29,463 — — Total $ 131,283 $ 131,283 $ 534,642 $ 1,322,398 $ — $ 115,848 Wendy S. Bell Cash Severance $ — $ — $ 390,000 $ 967,500 $ — $ — Equity Vesting (7) 109,260 109,260 — 13,377 — 95,883 Health Care Coverage — — 19,642 29,463 — — Total $ 109,260 $ 109,260 $ 409,642 $ 1,010,340 $ — $ 95,883 Tony E. Kallsen Cash Severance $ — $ — $ — $ 431,317 $ — $ — Equity Vesting (7) 76,566 76,566 — 13,377 — 63,189 Health Care Coverage — — — 9,957 — — Total $ 76,566 $ 76,566 $ — $ 454,651 $ — $ 63,189 Matthew M. Speare Cash Severance $ — $ — $ 375,000 $ 873,200 $ — $ — Equity Vesting (7) 82,268 82,268 — 13,377 — 68,891 Health Care Coverage — — 12,951 19,427 — — Total $ 82,268 $ 82,268 $ 387,951 $ 906,004 $ — $ 68,891 (1) Under his employment agreement, if Mr. Van Dyke resigns for Good Reason or his employment is terminated without cause not in connection with a change of control, Mr. Van Dyke will be entitled to receive monthly severance payments equal to one-twelfth of his annual base salary for 18 months and continued associate health insurance coverage for 18 months. Payment of these severance benefits is subject to receipt by the Company of a signed release and waiver of claims and satisfaction of other requirements, conditions, and limitations set forth in Mr. Van Dyke’s employment agreement, including covenants regarding confidentiality, non-competition, non-piracy and non-solicitation. (2) For each NEO other than Messrs. Van Dyke and Kallsen, under his or her employment agreement, if the NEO resigns for Good Reason or his or her employment is terminated without cause not in connection with a change of control, the NEO will be entitled to receive monthly severance payments equal to one-twelfth of his or her annual base salary for 12 months and continued associate health insurance coverage for 12 months. Payment of these severance benefits is subject to receipt by the Company of a signed release and waiver of claims and satisfaction of other requirements, conditions, and limitations set forth in the employment agreement, including covenants regarding confidentiality, non- competition, non-piracy and non-solicitation. (3) Under his employment agreement, if Mr. Van Dyke resigns for Good Reason or his employment is terminated without cause within two years after a change of control Mr. Van Dyke will be entitled to receive a lump sum severance payment equal to 2.99 times his annual base salary, continued associate health insurance coverage for 18 months and a lump sum payment equal to Mr. Van Dyke’s highest annual bonus earned from the Company for the three years prior to termination. Payment of these severance benefits is subject to receipt by the Company of a signed release and waiver of claims and satisfaction of other requirements, conditions, and limitations set forth in Mr. Van Dyke’s employment agreement, including covenants regarding confidentiality, non-competition, non-piracy and non-solicitation. (4) Under his change of control severance agreement, if Mr. Kallsen resigns for Good Reason or his employment is terminated without cause within two years after a change of control and Mr. Kallsen executes and delivers to the Company a signed release and waiver of claims, he will be entitled to receive monthly severance payments for 12 months in an aggregate amount equal to his annual base salary plus his average annual bonus payable from the Company for the three years prior to termination, and a lump sum payment equal to continued associate health insurance coverage for 12 months. Payment of these severance benefits is subject to satisfaction of other requirements, conditions, and limitations set forth in Mr. Kallsen’s change of control severance agreement, including covenants regarding confidentiality, non-competition, non-piracy and non-solicitation.

27 Proxy Statem ent (5) For each NEO other than Messrs. Van Dyke and Kallsen, under his or her employment agreement, if the NEO resigns for Good Reason or his or her employment is terminated without cause within two years after a change of control, the NEO will be entitled to receive to receive a lump sum severance payment equal to two times his or her annual base salary, continued associate health insurance coverage for 18 months and a lump sum payment equal to the NEO’s highest annual bonus earned from the Company for the three years prior to termination. Payment of these severance benefits is subject to receipt by the Company of a signed release and waiver of claims and satisfaction of other requirements, conditions, and limitations set forth in the employment agreement, including covenants regarding confidentiality, non-competition, non-piracy and non-solicitation. (6) Each NEO’s employment agreement or change of control severance agreement provides for change of control benefits on a “best net” approach, under which the NEO’s change of control benefits will be reduced to avoid the golden parachute excise tax under Section 280G of the Internal Revenue Code unless without such a reduction the NEO would receive more after-tax compensation than with a reduction. The amounts shown in this column do not reflect any reductions that might be made pursuant to these provisions. (7) All then unvested restricted stock other than restricted stock granted under the LTIP (“non-LTIP restricted stock”) becomes fully vested upon a change of control of the Company or the Bank, as applicable, or upon termination of the NEO’s employment due to (a) death or (b) disability. In the event of termination of the NEO’s employment for good reason or without cause, all then unvested non-LTIP restricted stock would be forfeited in the absence of the Committee’s exercise of discretion to waive such forfeiture. In the event of termination of the NEO’s employment for any other reason, including retirement, all then unvested non-LTIP restricted stock would be forfeited. A pro-rata portion (based on the number of months employed during the period of restriction) of the restricted stock granted under the LTIP (“LTIP restricted stock”) becomes vested upon termination of the NEO’s employment due to (a) death, (b) disability, or (c) for good reason or without cause within 2 years following a change of control of the Company or the Bank, as applicable. In the event of termination of the NEO’s employment for any other reason, all then unvested LTIP restricted stock would be forfeited in the absence of the Committee’s exercise of discretion to waive such forfeiture. A pro-rata portion (based on the number of months employed during the performance period) of the performance units becomes vested (to the extent the applicable performance goals are met) upon a change of control of the Company or the Bank, as applicable, or upon termination of the NEO’s employment due to (a) death or (b) disability. Performance is measured as of the end of the quarter immediately preceding the date of the change of control or termination, as applicable. In the event of termination of the NEO’s employment for any other reason, all then unvested LTIP restricted shares would be forfeited in the absence of the Committee’s exercise of discretion to waive such forfeiture.

28 PAY VERSUS PERFORMANCE The following table presents certain information regarding compensation paid to the Company’s CEO and other NEOs, and certain measures of financial performance, for the four years ended December 31, 2023. The amounts shown below are calculated in accordance with Item 402(v) of Regulation S-K: Year Summary Compensation Table Total for CEO(1) Compensation Actually Paid (“CAP”) to CEO(2) Average Summary Compensation Table Total for Non-CEO Named Executive Officers(3) Average Compensation Actually Paid to Non-CEO Named Executive Officers(4) Value of Initial Fixed $100 Investment Based on: Net Income (Loss) (in thousands) Earnings (Loss) per Share (“EPS”) Total Share holder Return (“TSR”) Peer Group Total Share holder Return(5) 2023 $ 784,630 $ 872,615 $506,537 $548,735 $63.56 $107.32 $ 23,384 $ 1.00 2022 $1,259,829 $1,255,996 $680,983 $681,963 $70.44 $ 98.38 $ 50,118 $ 2.03 2021 $ 934,334 $ 890,964 $536,164 $515,917 $65.35 $118.61 $ 31,590 $ 1.19 2020 $ 785,742 $ 755,842 $405,951 $387,559 $45.52 $ 87.24 $(45,858) $(1.74) (1) The dollar amounts reported in this column are the amounts of total compensation reported for Mr. Van Dyke for each corresponding year in the “Total” column of the Summary Compensation Table (“SCT”). (2) The dollar amounts reported in this column represent the amount of CAP to our CEO, Litz Van Dyke, as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to Mr. Van Dyke during the applicable year. To calculate CAP to Mr. Van Dyke, for each of the years shown, the following amounts were deducted from and added to SCT total compensation. CEO SCT Total to CAP Reconciliation: Year SCT Total Deductions from SCT Total(a) Additions to SCT Total(b) CAP 2023 $ 784,630 $ — $ 87,985 $ 872,615 2022 $ 1,259,829 $ 353,812 $ 349,979 $ 1,255,996 2021 $ 934,334 $ 97,847 $ 54,477 $ 890,964 2020 $ 785,742 $ 26,405 $ (3,495) $ 755,842 (a) The dollar amounts reported in this column include $232,042 in the “Stock Awards” column of the SCT, as well as, $121,770 in the “Non- equity Incentive Plan Compensation” column of the SCT for 2022, $97,847 and $26,405 in the “Non-equity Incentive Plan Compensation” column of the SCT for 2021 and 2020, respectively, reflecting the portion of the bonus amounts earned for 2022, 2021 and 2020 performance under the annual incentive plan that was paid in shares of restricted stock granted in February 2023, 2022 and 2021. (b) The equity component of CAP for each fiscal year is further detailed in the supplemental table below. CEO Equity Component of CAP: Year Fair Value of Equity Awards Granted in the Year and Outstanding and Unvested as of Year End Year over Year Change in Fair Value of Equity Awards Granted in Prior Years and Outstanding and Unvested as of Year End Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year Fair Value at the End of the Prior Year of Equity Awards that were Forfeited in the Year Value of Dividends or other Earnings Paid on Equity Awards not Otherwise Reflected in Fair Value or Total Compensation Total Equity Award Adjustments 2023 $ 105,134 $ (19,809) $ — $ 2,660 $ — $ — $ 87,985 2022 $ 314,049 $ 3,154 $ 29,672 $ 3,104 $ — $ — $ 349,979 2021 $ 37,213 $ 15,056 $ — $ 2,208 $ — $ — $ 54,477 2020 $ 32,653 $ (31,018) $ — $ (5,130) $ — $ — $ (3,495) (3) The dollar amounts reported in this column represent the average of the amounts reported for the Company’s non-CEO NEOs (“Non-CEO NEOs”) as a group in the “Total” column of the SCT in each applicable year. The names of the Non-CEO NEOs included for purposes of calculating the average amounts in each applicable year are as follows: for 2023, 2022 and 2021: Bradford N. Langs, Wendy S. Bell, Tony E. Kallsen and Matthew M. Speare; and for 2020, Bradford N. Langs, Wendy S. Bell, Phyllis Q. Karavatakis and Matthew M. Speare.

29 Proxy Statem ent (4) The dollar amounts reported in this column represent the average amount of CAP to the Non-CEO NEOs as a group, as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual average amount of compensation earned by or paid to the Non-CEO NEOs during the applicable year. To calculate CAP to our Non-CEO NEOs for each of the years shown, the following amounts were deducted from and added to SCT total compensation. Average Non-CEO NEOs SCT Total to CAP Reconciliation: Year SCT Total Deductions from SCT Total(a) Additions to SCT Total(b) CAP 2023 $ 506,537 $ — $ 42,198 $ 548,735 2022 $ 680,983 $ 149,334 $ 150,314 $ 681,963 2021 $ 536,164 $ 49,176 $ 28,929 $ 515,917 2020 $ 405,951 $ 10,647 $ (7,745) $ 387,559 (a) The dollar amounts reported in this column include the average of $92,139 in the “Stock Awards” column of the SCT, as well as, $57,195 in the “Non-equity Incentive Plan Compensation” column of the SCT for 2022, and includes an average of $49,176 and $10,647 in the “Non- equity Incentive Plan Compensation” column of the SCT for 2021 and 2020, respectively, reflecting the portion of the bonus amounts earned for 2022, 2021 and 2020 performance under the annual incentive plan that was paid in shares of restricted stock granted in February 2023, 2022 and 2021. (b) The equity component of CAP for each fiscal year is further detailed in the supplemental table below. Average Non-CEO NEOs Equity Component of CAP: Year Fair Value of Equity Awards Granted in the Year and Outstanding and Unvested as of Year End Year over Year Change in Fair Value of Equity Awards Granted in Prior Years and Outstanding and Unvested as of Year End Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year Fair Value at the End of the Prior Year of Equity Awards that were Forfeited in the Year Value of Dividends or other Earnings Paid on Equity Awards not Otherwise Reflected in Fair Value or Total Compensation Total Equity Award Adjustments 2023 $ 49,382 $ (8,533) $ — $ 1,349 $ — $ — $ 42,198 2022 $ 132,434 $ 1,616 $ 14,647 $ 1,617 $ — $ — $ 150,314 2021 $ 19,403 $ 7,731 $ — $ 1,795 $ — $ — $ 28,929 2020 $ 17,964 $ (20,511) $ — $ (5,198) $ — $ — $ (7,745) (5) Represents the weighted peer group TSR, weighted according to the respective companies’ stock market capitalization at the beginning of each period for which a return is indicated. The peer group used for this purpose is the S&P BMI U.S. Banks Index. Tabular List of Financial Performance Measures The Company considers the following to be the most important financial performance measures it uses to link CAP to its NEOs, for 2023, to Company performance. These financial measures are used by the Nominating and Compensation Committee to link executive compensation to Company performance for the 2023 performance year. Most Important Financial Performance Measures • Earnings per Share • Return on Average Assets • Return on Average Equity • Efficiency Ratio • Nonperforming Assets to Average Assets Ratio

30 Relationship between Financial Performance Measures and Executive Compensation Compensation Actually Paid and Cumulative TSR: The graph below illustrates the relationship between the CAP of our CEO and the average CAP of our non-CEO NEOs over the last four years and the Company’s TSR performance, as well as TSR relative to the S&P BMI U.S. Banks Index. This illustrates that, from 2020 to 2021, 2021 to 2022 and 2022 to 2023, the CAP of our CEO and the average CAP of our non-CEO NEOs is generally aligned with the Company’s cumulative TSR. Compensation Actually Paid and Net Income (Loss): The graph below illustrates the relationship between the CAP of our CEO and the average CAP of our non-CEO NEOs over the last four years and the Company’s net income (loss). This illustrates that, from 2020 to 2021, 2021 to 2022 and 2022 to 2023, the CAP of our CEO and the average CAP of our non-CEO NEOs is generally aligned with the Company’s net income (loss).

31 Proxy Statem ent Compensation Actually Paid and Earnings (Loss) per Share: The graph below illustrates the relationship between the CAP of our CEO and the average CAP of our non-CEO NEOs over the last four years and the Company’s earnings (loss) per share. This illustrates that, from 2020 to 2021, 2021 to 2022 and 2022 to 2023, the CAP of our CEO and the average CAP of our non-CEO NEOs is generally aligned with the Company’s earnings (loss) per share. DIRECTOR COMPENSATION The Nominating and Compensation Committee reviews and recommends to the Board for approval the compensation of the Company’s non-employee Directors. For 2023 non-employee Director compensation, the Nominating and Compensation Committee recommended the fees to be paid to non-employee Directors based in part on advice of the Committee’s independent compensation consultant, Pearl Meyer, which annually conducts an external market study using the same peer group identified above for executive compensation determinations to assess the competitiveness of current pay for our non-employee Directors. As with the executive compensation program, the Nominating and Compensation Committee considers the peer data to ensure that the Company’s non-employee Director compensation is competitive and close to the median of market practices of the peer companies. Non-employee Directors do not receive per-meeting fees and instead receive an annual cash retainer, payable monthly, and an annual stock retainer in the form of an annual award of time-based restricted stock under the Equity Plan. In 2023, the Chairman of the Board received an annual cash retainer in the amount of $71,800, each committee chair received an annual cash retainer in the amount of $45,800, and each other non-employee Director received an annual cash retainer in the amount of $38,800. The annual stock retainer for each Director is paid in the form of restricted stock, is based on the closing price of the Company’s stock on the grant date, and has a one-year vest date. The restricted stock grants for 2023 were approved in an amount $30,000 per then-serving Director based on the closing price of the Company’s stock. In September 2023, based in part on the recommendations of Pearl Meyer, the Nominating and Compensation Committee recommended and the Board approved no change to the non-employee Directors’ compensation for 2024, other than a change, beginning September 1, 2023, to utilize a 90-day look back period to estimate the average stock price for equity grants to resolve issues of rapid stock price fluctuations.

32 The Bank has an unfunded, nonqualified deferred compensation plan, called the Nonqualified Deferred Compensation Plan, that provides the Bank’s non-employee Directors (beginning in January 2022) the opportunity to defer to a later year on a pre-tax basis certain director fees. None of the Company’s non-employee Directors elected to participate in the Nonqualified Deferred Compensation Plan for 2023. Director Compensation Table Fiscal 2023 The following table provides compensation information for the year ended December 31, 2023 for each non-employee member who served on of the Board in 2023. Name(1) Fees Earned or Paid in Cash ($) Stock Awards ($)(3) Option Awards ($) Non-Equity Incentive Plan Compensation ($) Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) All Other Compensation ($) Total ($) Michael R. Bird $ 45,800 $ 30,016 — — — — $ 75,816 Kevin S. Bloomfield $ 38,800 $ 30,016 — — — — $ 68,816 Robert M. Bolton $ 38,800 $ 30,016 — — — — $ 68,816 Robert W. Conner(2) $ 19,083 $ 30,016 — — — — $ 49,099 Gregory W. Feldmann $ 52,800 $ 30,016 — — — — $ 82,816 James W. Haskins $ 71,800 $ 30,016 — — — — $ 101,816 Lanny A. Kyle, O.D.(2) $ 16,167 $ 30,016 — — — — $ 46,183 Jacob A. Lutz, III $ 42,883 $ 30,016 — — — — $ 72,899 E. Warren Matthews $ 41,717 $ 30,016 — — — — $ 71,733 Catharine L. Midkiff $ 42,300 $ 30,016 — — — — $ 72,316 Curtis E. Stephens $ 38,800 $ 30,016 — — — — $ 68,816 Elizabeth L. Walsh $ 38,800 $ 30,016 — — — — $ 68,816 (1) Litz Van Dyke, CEO, and Phyllis Q. Karavatakis, Vice Chairman of the Board and Senior Executive Vice President, Special Projects Executive, are not included in this table because they are officers of the Company or Bank and did not receive separate compensation for service as a Director of the Company. The compensation received by Mr. Van Dyke as an officer of the Company and the Bank in 2023 is included in the Summary Compensation Table. The compensation received by Ms. Karavatakis as an officer of the Bank in 2023 is not disclosed because she is not a NEO for the year ended 2023. (2) Mr. Conner and Mr. Kyle retired from the Board on May 24, 2023. (3) The amounts in this column reflect the grant date fair value of grants of restricted stock to each listed director on February 14, 2023, under the Equity Plan, calculated in accordance with ASC Topic 718, based on the closing price of the Company’s common stock on the grant date. As of December 31, 2023, each of the non-employee Directors held 1,731 shares of restricted stock. ENVIRONMENTAL, SOCIAL AND GOVERNANCE INITIATIVES As stakeholder focus on environmental, social and governance (“ESG”) matters grows, the Company is seeking to integrate environmental and social considerations that are expected to drive Company performance into its policies and business. The Company has always been, and remains, committed to maintaining the highest standards of business conduct and governance, and believes it is essential in running its business effectively, serving its customers and communities, creating long-term value for its shareholders, and maintaining integrity in the marketplace. The Company continues to develop appropriate responses to these evolving expectations. Environmental and social matters are addressed below. Governance matters are addressed under the section titled “Corporate Governance”. Environmental Matters The Company is committed to conserving natural resources and maintaining a clean and safe environment. The Company was a founding member of the Eco Ambassador Council (“EAC”). The goal of the EAC is to provide opportunities for regional businesses to pool resources and engage in shared initiatives for the benefit of its communities, stakeholders, and the economy. As a founding and on-going member of the EAC, the Company is proud of EAC’s positive outcomes to date, and is optimistic of the future impact potentials. During 2023, the EAC held a ribbon cutting for a new trail

33 Proxy Statem ent located at a local community college, funded an interactive environmental education event called the “Forest School,” constructed a structure to be used as an outdoor learning space by elementary students, and voted on the slate of projects for 2024. These projects anticipated for 2024 include: the construction of a permanent riverside structure and providing start-up funding for a gift shop at a local lake. The gift shop is intended to create a sustainable funding stream to support a local nonprofit’s extensive environmental educational programming efforts. The Company also formed an Internal Green Team in 2021 that is coordinated by associates to implement a more environmentally friendly program within the Company’s internal community, as well as, communities within its footprint. The programs listed below are current initiatives of the Internal Green Team: • Facilitated quarterly shred days that take place throughout the Company’s footprint • Created a recycle guide explaining proper ways to recycle • Waste reduction in Company buildings • Provided healthy drinking water supplied by new filtered water coolers • Provided reusable cups to accompany the new water coolers • Promoted Earth Day by engaging associates with fun Earth Day inspired activities • Collected and recycled 1,663 pounds of plastic bags/wrap/packaging throughout the Company’s footprint with the TREX recycle program • Continues to develop additional recycle programs to focus on: batteries, e-waste, and printer toner Over the past five years, in order to help reduce the Company’s environmental impact and expenses, the Company has made several adjustments, such as completed energy efficient light-emitting diode (“LED”) retrofits in over 60 buildings which now have full LED replacements. The Company has actively updated heating, ventilating and air conditioning (“HVAC”) units at all facilities where units were past their useful lifespan and used R22 refrigerant. These units have been replaced by more energy efficient and environmentally friendly units. Thermostat controls also have been updated at all locations with programmable thermostats that help to maintain consistent temperatures. Air purifiers have been added to these systems to reduce pathogens and other airborne particles and increase direct air flow. The Company has not formally adopted any measurement goals or standards, but is actively researching various ESG frameworks. The Company’s facilities department has been actively focusing on the following environmental impacts as buildings are remodeled and through updated operations and maintenance procedures: • Energy efficiencies through LEDs, HVACs, roofs, insulation, and Low-E glass • Water usage reduction • Healthy indoor air quality • Healthy building materials • Native plants and pollinator friendly plants, erosion control, and storm water control landscaping • Environmentally friendly cleaning products • Efficiencies in purchasing • Waste reduction, including through recycling • Effective preventative maintenance procedures • Pro-active engineering reviews • Donating furniture and supplies that are no longer used

34 Social Matters The Company remains committed to the health and well-being of the communities it serves, its associates, its partners, and other stakeholders. The Company has appointed an ESG Coordinator and has established an ESG Working Group to focus on, and measure the impact of the Company’s ESG programs and initiatives. There are a number of programs and initiatives in place that the Company believes will provide positive social benefit and impact to its communities and help strengthen the Company’s business. Volunteer Service • Associates serve their communities in a number of capacities, including: ◦ Serving as board and committee representatives for social and environmental impact nonprofits and local government boards ◦ Providing technical and consulting assistance for nonprofit organizations and small businesses ◦ Providing hands on community assistance related to food security, disaster relief, financial literacy, youth and elder education, access to safe housing, and environmental action among others • The Company partners with leaders across its footprint, including those in underrepresented communities, to offer and facilitate financial education classes Community Investments The Company: • Provides in-kind donations, such as furniture and fixtures to nonprofit organizations and community members • Organizes multiple associate giving campaigns each year with United Way chapters throughout the Company’s footprint • Donates and sponsors regularly nonprofit organizations throughout its communities focusing on those that benefit people or places in low or moderate income areas, majority minority areas, and distressed or underserved areas Community Development Lending and Other Community Access to Credit The Company: • Provides access to grants through the Federal Home Loan Bank programs such as: First Time Home Buyer Assistance, Community Partner, and Affordable Housing • Helps to further community development goals across the Company’s footprint through loans that aide in revitalization and stabilization of distressed areas, job creation or retention, economic development, providing affordable housing, and disaster recovery • Originates small business loans Human Capital Management Our associates are the engine that drives our purpose to create opportunities for more people and businesses to prosper. Our core values of building relationships, earning trust, and taking ownership are key to building and maintaining a team-oriented environment with associates that are engaged in open communication to help each other serve, learn, and grow. We believe our investment in competitive compensation, health benefits, wellness programs, and a focus on healthy work-life integration allows our associates to provide a high level of professional service to our customers.

35 Proxy Statem ent Associates: As of December 31, 2023, we employed 679 full-time associates across our two-state footprint. No associates are represented by a collective bargaining unit. For fiscal year 2023, we hired 182 associates and our voluntary separation turnover rate was 13.8%. Compensation, Benefits, and Wellness: Our compensation strategy includes the development of job descriptions that are reviewed annually. We use market-based compensation and benefits data to provide competitive salaries and benefits to our associates. We offer paid leave, health benefits, wellness programs, a 401(k) program with matching and employer contributions, equity awards for high performing associates, flexible spending accounts, and employee assistance programs to all eligible associates. We bring in external professionals who conduct wellness programs to help our associates remain focused on their health and wellness. Associate Performance and Development: The development and performance of our associates is centered on open dialogue that provides the associate with our expectations for their role and management with the opportunity to understand associates’ career aspirations. Our performance review process uses core competencies and a standardized rating system to measure performance. Associates are provided the opportunity at the start of the review cycle to perform a self-assessment including comments on their performance. These self-assessments are available for leaders to review as they develop an associate’s overall performance rating. The performance review is used as a factor for the merit increase process. The Bank conducts a standard New Hire Orientation program that associates attend on their first day of employment so new associates receive consistent information to jump start their new opportunity with the Bank. Associates also complete an average of 15 hours of regulatory and compliance training each year, in addition to training specific to their job duties and responsibilities. The Bank also develops and conducts programs to provide leaders with the tools and resources they need to develop their associates and build high-performing teams. Associates are given opportunities to attend webinars and enroll in outside classes to enrich their professional goals. Diversity, Equity, and Inclusion: We strive to promote inclusion through our core Company values and behaviors. We use various communication channels to develop an engaged workforce and create an inclusive workplace. In 2021, we created a Diversity, Equity, and Inclusion Council (the “DEI Council”) that is overseen by our CEO and directed by our Chief Human Resources Officer and our Regulatory Risk Management Director. The DEI Council consists of at least 10 associates from across our organization and is focused on collecting data and presenting information to management to further the Bank’s efforts of identifying focus areas to cultivate a culture that will attract and retain a diverse and inclusive workforce.

36 2023 ESG Highlights:

37 Proxy Statem ent CORPORATE GOVERNANCE Director Independence Under the Company’s Bylaws, a majority of the Board must be “Independent Directors”. All of the Company’s current Directors, other than the CEO, Mr. Van Dyke, the Vice Chairman of the Board and Senior Executive Vice President, Special Projects Executive, Ms. Karavatakis, and the Chairman of the Board, Mr. Haskins satisfy, and during 2023 all then-serving Directors, other than Mr. Van Dyke, Ms. Karavatakis, and Mr. Haskins satisfied, the director independence requirements of the Nasdaq listing standards and regulations of the SEC. These independent directors are: Mr. Michael R. Bird, Mr. Kevin S. Bloomfield, Mr. Robert M. Bolton, Mr. Gregory W. Feldmann, Mr. Jacob A. Lutz, III, Mr. E. Warren Matthews, Ms. Catharine L. Midkiff, Mr. Curtis E. Stephens, Ms. Elizabeth L. Walsh, and former directors Mr. Robert W. Conner and Mr. Lanny A. Kyle. Meetings and Committees of the Board of Directors Board of Directors. The Board meets regularly once a month. The Company’s Board held 18 regular meetings during 2023. During 2023, each member of the Board attended at least 75% of the aggregate of: (1) the Company’s Board meetings held during the period and (2) the number of meetings of all committees on which he or she served for the Company. The Company has not adopted a formal policy on Board members’ attendance at annual meetings of shareholders, although all Board members are encouraged to attend. All Directors of the Company except for one attended the 2023 Annual Meeting of Shareholders on May 24, 2023. Audit Committee. The Company has created and designated a separate committee of its Board as the Audit Committee. The Audit Committee currently consists of four Directors. Current members of the Company’s Audit and Compliance Committee are Chairman Michael R. Bird, and Mr. E. Warren Matthews, Ms. Catharine L. Midkiff, and Ms. Elizabeth L. Walsh, each of whom is, and was during 2023, an Independent Director for this purpose according to Nasdaq listing standards and the regulations of the SEC. The Audit Committee engages the Company’s independent registered public accounting firm, monitors the Company’s financial reporting process and internal controls system, reviews and appraises the audit efforts of the Company’s external auditors and its internal auditing department, provides an open avenue of communication among the external auditors, financial and senior management, the internal auditing department and the Board, and reports to the Board at least quarterly. The Audit Committee also provides oversight related to the internal audit function and the Chief Audit Executive. The Audit Committee met six times during 2023. The Audit Committee operates pursuant to a written charter, most recently approved by the Board on March 7, 2024. This charter is reviewed annually by the Audit Committee for changes to recommend to the Board for approval. The charter is available on the Company’s website at www.CBTCares.com under “Investor- Corporate Information - Governance Documents”. The Board has determined that Catharine L. Midkiff, Michael R. Bird and Elizabeth L. Walsh each qualify as an “audit committee financial expert” within the meaning of applicable regulations of the SEC, promulgated pursuant to the Sarbanes-Oxley Act of 2002. See Director biographies beginning on page 4 for additional detail on why these Directors qualify as “audit committee financial experts”. Nominating and Compensation Committee. The Company has created and designated a separate committee of its Board as the Nominating and Compensation Committee. The Nominating and Compensation Committee currently consists of four Directors. Current members of the Nominating and Compensation Committee are Chairman Gregory W. Feldmann, and Messrs. Kevin S. Bloomfield, Jacob A. Lutz, III and E. Warren Matthews, each of whom satisfies the independence requirements of the Nasdaq listing standards and the regulations of the SEC. During 2023, all members of the Nominating and Compensation Committee satisfied the independence requirements of the Nasdaq listing standards and the regulations of the SEC. The Nominating and Compensation Committee evaluates Director candidates and recommends to the Board nominees for election to the Board. The Board will consider recommendations to the Board from shareholders as appropriate. The Committee also administers the annual and long-term incentive plans discussed above along with the Equity Plan and grants equity awards under the plan. Additional information regarding the compensation-related functions of the

38 Committee is provided in the “Compensation Discussion & Analysis” section. The Nominating and Compensation Committee operates pursuant to a written charter, most recently approved by the Board on February 28, 2024. This charter is reviewed annually by the Nominating and Compensation Committee for changes to recommend to the Board for approval. A copy of this charter can be found on the Company’s website at www.CBTCares.com under “Investor- Corporate Information- Governance Documents”. The Nominating and Compensation Committee met 12 times during 2023. Director Qualifications and Nominations; Board Diversity Generally, nominees for Director are identified and suggested by the members of the Board or management using their business networks. The Board has not retained any executive search firms or other third parties to identify or evaluate Director candidates in the past and does not intend to in the near future. In evaluating candidates, the Nominating and Compensation Committee considers all factors it considers appropriate and consistent with the Company’s corporate governance policies. The Nominating and Compensation Committee may consider certain individual qualifications, including high level leadership experience in business activities, breadth of knowledge about issues affecting the Company and Bank, time available for meetings and consultation on Company matters, strength of character, mature judgment, independence of thought and an ability to work collegially. Although the Company and Bank has no formal policy regarding diversity, the Board recognizes the importance of diverse backgrounds and perspectives, and it values diversity on the Board. As a matter of practice in the evaluation of candidates, the Nominating and Compensation Committee and the Board consider the diversity of the Board, including as it relates to gender, race, ethnicity, career experience, relevant technical skills, industry knowledge and experience, financial expertise and local or community ties. The Nominating and Compensation Committee may also consider the extent to which a candidate would fill a present need on the Board. Each Committee of the Board conducts a self-assessment, managed by the Chair of the Committee. The Nominating and Compensation Committee manages a self-assessment of the full Board each year. The Chief Human Resources Officer collects the information and presents the aggregated results to the Nominating and Compensation Committee for consideration. The Board has not established any specific minimum qualifications that a candidate for Director must meet in order to be nominated for Board membership. Rather the Board will evaluate the mix of skills and experience that the candidate offers, consider how a given candidate would impact the diversity of the Board, consider how a given candidate meets the Board’s current expectations and needs and make a determination regarding whether a candidate should be nominated for election as a Director. The Nominating and Compensation Committee will evaluate Director recommendations from shareholders if made in writing. Director candidates recommended by shareholders will be considered on the same basis as Director candidates referred from other sources. While there are no formal procedures for shareholders to submit Director candidate recommendations, written recommendations of Director candidates should include the name, address and telephone number of the recommended candidate, along with a brief statement of the candidate’s qualifications to serve as a Director. All such shareholder recommendations should be submitted to the Secretary of the Company at the address provided on the first page of this proxy statement, by January 31, 2025 in order to be considered by the Nominating and Compensation Committee, for the next annual election of directors. In addition, in accordance with the Company’s Articles of Incorporation and/or Bylaws, nominations for election to the Board may be made by any shareholder of any outstanding class of capital stock of the Company entitled to vote for the election of Directors. Notices of nominations, other than those made by or on behalf of the existing Board of the Company, must be made in writing and be delivered to the Secretary of the Company at the address provided on the first page of this proxy statement not less than 90 days or more than 120 days before the first anniversary of the prior year’s annual meeting; provided that if the annual meeting is more than 30 days from the first anniversary of the prior year’s annual meeting, the notice must be delivered no earlier than 120 days before the annual meeting and no later than the close of business on the later of 90 days before the annual meeting or the tenth day after notice of the date of the annual meeting was mailed or public announcement of the date of the annual meeting was first made. Such notice shall contain the following information to the extent known to the notifying shareholder: (a) the name and residence address of the notifying shareholder; (b) the number of shares of capital stock of the Company owned by the notifying shareholder; (c) any material interest of the notifying shareholder in the nomination; (d) the name and a brief description of the background and credentials of the person being nominated for Director including name,

39 Proxy Statem ent age, business address and residence address, principal occupation or employment, number of shares of capital stock of the Company owned by the nominee; (e) any other information relating to such nominee required to be disclosed in solicitations of proxies for election of directors pursuant to Regulation 14A under the Exchange Act, including the nominee’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected; and (f) a written representation and agreement by the notifying shareholder that the shareholder is not and will not become a party to any agreement, arrangement or understanding with any other party or shareholder regarding the nomination. Nominations not made in accordance with these requirements may, in his discretion, be disregarded by the chairman of the meeting, and upon his instructions, the judges of election may disregard all votes cast for each such nominee. Composition of the Board of Directors

40 Board Diversity Factors The following chart provides certain demographic information about our current Board. Diversity characteristics are based on information self-identified by each Director to the Company. Board Diversity Matrix as of March 23, 2024 Total Number of Directors 12 Female Male Non-Binary Did Not Disclose Gender Part I: Gender Identity Directors 3 9 0 0 Part II: Demographic Background African American or Black 0 1 0 0 Alaskan Native or Native American 0 0 0 0 Asian 0 0 0 0 Hispanic or Latinx 0 0 0 0 Native Hawaiian or Pacific Islander 0 0 0 0 White 3 8 0 0 Two or More Races or Ethnicities 0 0 0 0 LGBTQ+ 0 Did Not Disclose Demographic Background 0 Board Leadership Structure The Company’s governance framework provides the Board with the flexibility to determine the appropriate leadership structure for the Company, which the Board believes allows the Company to appropriately adapt to different circumstances as necessary. Accordingly, our governance framework allows the roles of Chairman of the Board and CEO to be filled by the same or different people, and the Board has not adopted a policy with respect to the separation of the Chairman and CEO positions. To maintain robust independent oversight on the Board, our Bylaws provide that if the Chairman of the Board is not an Independent Director, a Lead Independent Director will be designated by a majority vote of the Independent Directors. The Board periodically reviews its leadership structure to determine if it is still the most appropriate for the Company. The Board may adopt a different leadership structure in the future if the Board determines that, based on the circumstances, a different leadership structure would better serve the interests of the Company and its shareholders. In making determinations about the leadership structure, the Board considers a number of factors, including the specific needs of the Company, the Company’s business and operating environment, strategic goals and risks and opportunities, the composition of the Board, and the interests of our shareholders. The Board believes that the Company and its shareholders are best served currently by a leadership structure that separates the positions of Chairman and CEO, with Mr. James W. Haskins serving as Chairman of the Board and Mr. Litz H. Van Dyke serving as CEO of the Company. The Board believes that this leadership structure is the most efficient and effective leadership structure for the Company at this time. The current leadership structure allows Mr. Van Dyke to focus on providing day-to-day leadership and management of the Company, while Mr. Haskins, as Chairman, maintains responsibility for leading the Board in its oversight function and consideration of broader corporate strategy, as well as supporting communication between the Board and management. Mr. Van Dyke serves as a director, which allows him to provide management’s perspective and insights on the Company’s operations to the Board. The Board selected Mr. Haskins to serve as Chairman of the Board in 2017 and has since re-appointed him annually. The Board believes that Mr. Haskins’ long-time service with and knowledge of our company, his extensive experience as a bank director, and his leadership experience enable Mr. Haskins to effectively lead the Board in its oversight function, provide historical perspectives on the Company, and provide insights into the Company’s market area and industry. As Chairman of the Board, Mr. Haskins has the following responsibilities, among others: • call Board and shareholder meetings; • preside over Board and shareholder meetings;

41 Proxy Statem ent • work with the Lead Independent Director and the CEO to develop meeting agendas and ensure critical issues are addressed; • facilitate the flow of information between the Board and management; and • provide advice, counsel and feedback to the CEO. Since Mr. Haskins is not independent, the Independent Directors of the Board selected Mr. Gregory W. Feldmann to serve as the Company’s Lead Independent Director. The Board believes that appointing a Lead Independent Director when the Chairman of the Board is not independent is important for effective leadership by helping to enhance the Board’s independent oversight of management and supporting the role of the Independent Directors. The Board believes that Mr. Feldmann’s extensive experience in the banking industry and former service as both an executive and director of community banks, as well as other corporations, enables Mr. Feldmann to serve as an effective liaison between the Chairman and the Independent Directors and to help facilitate robust independent oversight of management. As Lead Independent Director, Mr. Feldmann has the following responsibilities, among others: • serve as a liaison between the Chairman and the Independent Directors; • call meetings of the Independent Directors and preside over executive sessions to discuss various matters, including Director elections; • participate in retaining consultants who report directly to the Board; • assist the Board and management in ensuring compliance and implementation of governance principles; and • advise the Independent Directors in fulfilling their roles. Board Oversight of Risk The Board is responsible for consideration and oversight of risk facing the Company and is also responsible for ensuring that material risks are identified and managed appropriately. The Board regularly evaluates the qualifications, skills and experience of its directors, including through the use of a skills matrix, to ensure that the Board possesses an appropriate mix of qualifications, skills and experience to effectively oversee the risks facing the Company and the Bank. The Board and committees, as appropriate, receive and discuss regular updates from management on material short, medium and long-term risks facing the Company in addition to information on risk mitigation efforts and opportunities arising from these risks. The Board and committees help evaluate the Company’s approach to material risks and provide feedback on management’s identification, assessment, monitoring and mitigation of these risks. The full Board reviews with management business risks for individual business units as well as for the Company as a whole. Given the significance of information security matters, the full Board also oversees various information security issues, including cybersecurity. The Chief Operations Officer gives a monthly report to the Board on various information security issues, including cybersecurity. The committees of the Board oversee specific risks, which allows greater focus on the Company’s key risk areas. The committees discuss these specific risks and risk reduction strategies with management and provide regular reports to the full Board on the risks overseen by the committees: • The Board established the ERM Committee to be responsible for overseeing the development and implementation of the Company’s ERM Framework. The ERM Committee is also responsible for ensuring that risk processes are supported by a risk governance structure, as well as overseeing compliance, strategic, reputational, credit, liquidity, interest rate, operational, pricing and legal risks. The ERM Committee is comprised of at least four Independent Directors, the CEO, the President and Chief Strategy Officer and the Director of Regulatory Risk Management. • The Credit Risk Committee is responsible for overseeing risks related to the Bank’s lending and credit functions. • The Investment/Interest Rate Risk Committee is responsible for overseeing the investment and interest rate risk policies and strategies for the Bank’s investment portfolio and interest rate risk profile in addition to

42 assisting the Board in fulfilling its oversight responsibilities with respect to the Bank’s investment, Interest Rate Risk and Asset Liability Management functions. • The Audit Committee is responsible for reviewing the Company’s major financial risk exposures, including cybersecurity risks, and the steps management is taking to monitor and control such exposures, including results of internal and external audits. • The Nominating and Compensation Committee is responsible for overseeing risks relating to compensation policies and practices, Board and management succession planning and corporate governance. The Board’s oversight of risk management is further supported by the engagement of Mr. Feldmann, as Lead Independent Director, in understanding the Company’s risks and ERM Framework. Mr. Feldmann serves as a member of the ERM Committee, as well as Chair of the Investment/Interest Rate Risk Committee and Nominating and Compensation Committee, which enable him to be engaged with, and proficient in, the ERM Framework, as well as the risks that are discussed with those committees. The Board believes this allows Mr. Feldmann to facilitate more productive discussions among the Independent Directors, as well as the full Board, on risk-related issues, as well as facilitating more robust oversight by the Independent Directors of management’s identification, assessment, monitoring and mitigation of the Company’s material risks. The Company’s management is responsible for risk management on a day-to-day basis, including implementing the Company’s ERM Framework. Management regularly reports to the Board and the committees, as appropriate, regarding the Company’s material risks and opportunities, risk reduction strategies and the implementation of the Company’s ERM Framework. Board Oversight of Cybersecurity. The Company’s Board recognizes the importance of cybersecurity in safeguarding the Company’s sensitive data, including with respect to its associates and customers. The Company has also taken the following additional measures to protect the privacy and security of sensitive customer information: • We maintain policies relating to privacy, acceptable use, and information security that aid in protecting personal and financial information. • Our information security program is overseen by the Chief Operations Officer, Information Security Manager, the IT Steering Committee of senior management, and our Board. • We require Company associates to complete annual privacy and information security training. • We utilize independent third parties to perform penetration testing of our environment. • We utilize a third party to monitor our environment continuously. • We had no material data breaches in 2023. Shareholder Communications with the Board of Directors The Company does not have a formal process for shareholders to send communications to the Board. Shareholders who wish to contact the Board or any of its members may do so by addressing their written correspondence to Board of Directors, Carter Bankshares, Inc., c/o Secretary of the Company, 1300 Kings Mountain Rd, Martinsville, Virginia 24112. Correspondence directed to an individual Director will be referred, unopened, to that Director. Correspondence not directed to a particular Director will be referred, unopened, to the Chairman of the Board.

43 Proxy Statem ent RELATED PERSON TRANSACTIONS In the ordinary course of business, executive officers and their related interests were customers of, and had transactions with the Bank. Loan transactions with Directors and officers, principal security holders and associates were made in the ordinary course of the Bank’s business, on substantially the same terms, including interest rates, collateral and repayment terms, as those prevailing at the time for comparable loans to unrelated parties and did not involve more than normal risk of collectability or present other unfavorable features. These extensions of credit equaled $2.4 million or 0.7% of the equity capital of the Company as of December 31, 2023 and $2.7 million or 0.8%, as of December 31, 2022. The maximum aggregate amount of such indebtedness outstanding during 2023 was $2.4 million, or 0.7% of total year-end capital. The Bank expects to have similar banking transactions in the future with its Directors, officers, principal security holders and their associates. Procedures for Approving Related Party Transactions The Board has adopted a written policy with respect to related party transactions that governs the review, approval or ratification of covered related party transactions. The Audit Committee oversees this policy. The policy generally provides that the Company may enter into a related party transaction only if the Audit Committee approves or ratifies such transaction in accordance with the guidelines set forth in the policy and if the transaction is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party, the transaction involves compensation approved by the Nominating and Compensation Committee or with respect to loans to or similar relationships with related parties, the loan or other relationship has been approved in accordance with the Bank’s Regulation O loan policy and procedures. In the event management determines to recommend a related party transaction, the transaction must be presented to the Audit Committee for approval. After review, the Audit Committee will approve or disapprove such transaction and management will update the Audit Committee as to any material change to the approved related party transaction. If advance approval by the Audit Committee is not feasible, management may preliminarily enter into a related party transaction and the related party transaction shall be considered and, if the Audit Committee determines it to be appropriate, ratified by the Audit Committee at its next meeting. The Audit Committee determines and approves only those related party transactions that are in, or are not inconsistent with, the best interests of the Company and its shareholders. For purposes of this policy, a “related party transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which the Company is, was or will be a participant and the amount involved exceeds $120,000 and in which any related party had, has or will have a direct or indirect material interest. For purposes of determining whether a transaction is a related party transaction, the Audit Committee refers to Item 404 of Regulation S-K. A “related party” is (i) any person who is, or at any time since the beginning of the last fiscal year was, an executive officer, Director, or nominee for Director of the Company or any subsidiary, (ii) any person who is known to own more than 5% of the Company’s outstanding equity securities, (iii) any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in- law, daughter-in-law, brother-in-law, or sister-in-law and any person (other than a tenant or associate) sharing the household of any of the foregoing persons, and (iv) any entity owned or controlled by any of the foregoing persons or in which such person has a substantial ownership interest or control. The Company is a party to an agreement with Young, Haskins, Mann, Gregory and Wall, P.C., of which Chairman and Director James W. Haskins is an Attorney and Principal, to provide legal services. During 2023, the Company and the Bank, combined, paid an aggregate of $327,000 in various legal fees to Young, Haskins, Mann, Gregory and Wall, P.C.

44 PROPOSAL 3 RATIFICATION OF INDEPENDENT AUDITORS The Audit Committee of the Company’s Board has appointed Crowe LLP to serve as the Company’s independent registered public accounting firm for 2024 and recommends that the Company’s shareholders vote for the ratification of that appointment. Crowe LLP has audited the financial statements of the Company since 2019, including for the fiscal year ended December 31, 2023. The Audit Committee considered the compatibility of proposed permitted non-audit services to be provided by and fees to be paid to Crowe LLP and determined that such services and fees are compatible with the independence of Crowe LLP. Although ratification is not required, the Board is submitting the appointment of Crowe LLP to our shareholders for ratification because we value our shareholders’ views on the Company’s independent registered public accounting firm, and as a matter of good governance practice. In the event that shareholders do not ratify the appointment of Crowe LLP, the Audit Committee will consider making a change in independent registered public accounting firm for the Company for the fiscal year ending December 31, 2025. Representatives of Crowe LLP are expected to be present at the Annual Meeting and will be given the opportunity to make a statement if they so desire and to respond to appropriate questions. THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR RATIFICATION OF THE SELECTION OF CROWE LLP AS INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2024. REPORT OF THE AUDIT COMMITTEE In fulfilling its oversight responsibilities for the financial statements for fiscal year 2023, the Audit Committee: • Monitored the preparation of the annual financial report by the Company’s management; • Reviewed and discussed the annual audit process and the audited financial statements for the fiscal year ended December 31, 2023 with management and Crowe LLP; • Discussed with management, Crowe LLP and the Company’s internal auditor the adequacy of the system of internal controls; • Discussed with Crowe LLP the matters that are required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (“PCAOB”) and the SEC, relating to the conduct of the audit; and • Received written disclosures and a letter from Crowe LLP as required by the PCAOB regarding Crowe LLP’s communications with the Audit Committee concerning independence. The Audit Committee discussed with Crowe LLP its independence. The Audit Committee also considered the status of pending litigation, taxation matters and other areas of oversight relating to the financial reporting and audit process that the Audit Committee determined appropriate. In performing all of these functions, the Audit Committee acts only in an oversight capacity. In its oversight role, the Committee relies on the work and assurances of the Company’s management, which has the primary responsibility for the financial statements and reports, and of the independent registered public accountant, who, in their report, express an opinion on the conformity of the Company’s annual financial statements to accounting principles generally accepted in the United States of America. Based on the reviews and discussions described above, the Audit Committee recommended to the Board that the audited financial statements be included in the Company’s Annual Report on Form 10-K for fiscal year 2023 for filing with the SEC. Members of the Audit Committee Michael R. Bird, Chairman E. Warren Matthews Catharine L. Midkiff Elizabeth L. Walsh

45 Proxy Statem ent INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM Crowe LLP served as the independent registered public accounting firm for the years ended December 31, 2023 and 2022. Crowe LLP has been selected by the Audit Committee to serve as the independent registered public accounting firm for the Company for 2024. The following table presents the aggregate fees for the Company and its wholly-owned subsidiaries, for professional audit services rendered by Crowe LLP for the audit of the annual financial statements for the years ended December 31, 2023 and December 31, 2022, and fees billed for other services rendered by Crowe LLP during those periods. Years Ended December 31, 2023 2022 Audit fees(1) $ 660,185 $ 526,728 Tax fees(2) 110,836 110,405 Other fees(3) 14,850 61,845 Total Fees $ 785,871 $ 698,978 (1) Audit fees consist of audit and review services, report on internal control over financial reporting and review of documents filed with the SEC for 2023 and 2022. (2) For 2023 and 2022 tax fees consist of annual and quarterly tax provision calculations and related fees. (3) For 2023 other fees consist of assistance with the adoption of Topic ASU 2023-02 and additional tax consulting and for 2022 other fees consist of assistance with the adoption of Topic ASU 2022-02, as well as a fixed asset project for deferred tax asset and deferred tax liability. Also, the Audit Committee of the Board of the Company pre-approves all audits (including audit-related) and permitted non-audit services to be performed by the independent auditors. With respect to other permitted services, the Audit Committee pre-approves specific engagements, projects and categories of services on a fiscal year basis. OTHER BUSINESS As of the date of this proxy statement, management of the Company has no knowledge of any matters to be presented for consideration at the Annual Meeting other than the proposals referred to above. If any other matters properly come before the Annual Meeting, the persons named in the accompanying proxy intend to vote such proxy, to the extent entitled, according to the recommendations of the Board.

46 SHAREHOLDER PROPOSALS FOR 2025 ANNUAL MEETING If any shareholder intends to present a proposal for consideration at the 2025 Annual Meeting of Shareholders (including nominations of Directors), the proposal must be in proper form in accordance with the Company’s Bylaws, and must be received by the Secretary of the Company at the address provided on the first page of this proxy statement, no later than February 21, 2025 and no earlier than January 22, 2025; provided however, if the 2025 Annual Meeting of Shareholders is more than 30 days from the first anniversary date of the 2024 Annual Meeting of Shareholders (in other words, more than 30 days from May 22, 2025), notice must be delivered no earlier than 120 days before the 2025 Annual Meeting of Shareholders and no later than the close of business on the later of 90 days before the 2025 Annual Meeting of Shareholders or the tenth day following the day on which notice of the 2025 Annual Meeting of Shareholders is mailed or public announcement of the 2025 Annual Meeting of Shareholder is first made. If any shareholder intends to present a proposal to be considered for inclusion in the Company’s proxy materials in connection with the 2025 Annual Meeting of Shareholders, the proposal must meet the requirements of Rule 14a-8 under the Exchange Act and must be received by the Secretary of the Company at the address provided on the first page of this proxy statement no later than December 27, 2024; provided however, if the 2025 Annual Meeting of Shareholders is more than 30 days from May 22, 2025, notice must be delivered a reasonable time before the Company begins to print and mail its proxy materials for the 2025 Annual Meeting of Shareholders. In addition to satisfying the requirements under the Company’s Articles of Incorporation and/or Bylaws, to comply with the SEC’s universal proxy rules, shareholders who intend to solicit proxies for the 2025 Annual Meeting of Shareholders in support of Director nominees other than the Company’s nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than March 23, 2025; provided however, if the 2025 Annual Meeting of Shareholders is more than 30 days from May 22, 2025, notice must be delivered by the later of 60 calendar days prior to the date of 2025 Annual Meeting of Shareholders or the tenth calendar day following the day on which public announcement of the 2025 Annual Meeting of Shareholders is first made. The proxy solicited by the Board for the 2025 Annual Meeting of Shareholders will confer discretionary authority on the persons named in the accompanying proxy to vote on any shareholder proposal presented at the meeting if the Company has not received proper notice of such proposal. By Direction of the Board of Directors James W. Haskins Chairman of the Board April 26, 2024 A copy of the Company’s Annual Report on Form 10-K (including exhibits) as filed with the SEC for the year ended December 31, 2023, will be furnished without charge to shareholders upon written request to CFO, Carter Bankshares, Inc., 1300 Kings Mountain Road, Martinsville, Virginia 24112.

Carter Bankshares, Inc. 2023 Annual Report

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 10-K  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2023  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to Commission File Number 001-39731 CARTER BANKSHARES, INC. (Exact name of registrant as specified in its charter) Virginia 85-3365661 (State or other jurisdiction of Incorporation or organization) (IRS Employer Identification Number) 1300 Kings Mountain Road, Martinsville, Virginia 24112 (Address of principal executive offices) (Zip Code) Registrant’s telephone number, including area code: (276) 656-1776 Securities registered pursuant to Section 12(b) of the Act: Title of Each Class Trading Symbol(s) Name of each exchange on which registered Common Stock, $1 par value CARE Nasdaq Global Select Market Securities registered pursuant to Section 12(g) of the Act: None Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes  No  Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes  No  Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes  No  Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes  No  Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. Large accelerated filer  Accelerated filer  Non-accelerated filer  Smaller Reporting Company  Emerging growth company  If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentivebased compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).  Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes  No  The aggregate market value of Carter Bankshares, Inc.’s common stock held by non-affiliates, computed by reference to the price at which the common stock was last sold, or the average bid and asked price of such common stock, as of June 30, 2023 was $339,949,437. There were 23,022,221 shares of common stock of Carter Bankshares, Inc. outstanding as of March 4, 2024. DOCUMENTS INCORPORATED BY REFERENCE: Portions of the definitive Proxy Statement of Carter Bankshares, Inc., to be filed pursuant to Regulation 14A for the 2024 annual meeting of shareholders to be held May 22, 2024, are incorporated by reference into Part III of this Annual Report on Form 10- K.

i Form 10-K TABLE OF CONTENTS Page PART I Item 1. Business . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1 Item 1A. Risk Factors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 15 Item 1B. Unresolved Staff Comments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 27 Item 1C. Cybersecurity . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 27 Item 2. Properties . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 29 Item 3. Legal Proceedings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 29 Item 4. Mine Safety Disclosures . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 29 PART II Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 30 Item 6. [Reserved] . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 32 Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations . . . . 32 Item 7A. Quantitative and Qualitative Disclosures About Market Risk . . . . . . . . . . . . . . . . . . . . . . . . . . . 61 Item 8. Financial Statements and Supplementary Data . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 64 Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure . . . . 121 Item 9A. Controls and Procedures . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 121 Item 9B. Other Information . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 122 Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections . . . . . . . . . . . . . . . . . . . . . 122 PART III Item 10. Directors, Executive Officers and Corporate Governance . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 123 Item 11. Executive Compensation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 123 Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 124 Item 13. Certain Relationships and Related Transactions, and Director Independence . . . . . . . . . . . . . . . 124 Item 14. Principal Accountant Fees and Services . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 124 PART IV Item 15. Exhibits and Financial Statement Schedules . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 125 Item 16. Form 10-K Summary . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 127 Signatures . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 128

ii Important Note Regarding Forward-Looking Statements This Annual Report on Form 10-K contains or incorporates certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that relate to our financial condition, market conditions, results of operations, plans, objectives, outlook for earnings, strategic initiatives and related earn-back periods, revenues, expenses, capital and liquidity levels and ratios, asset levels and asset quality, including but not limited to statements regarding the interest rate environment, the impact of future changes in interest rates, and the impacts of the Company placing its largest lending relationship on nonaccrual status. Forward looking statements are typically identified by words or phrases such as “will likely result,” “expect,” “anticipate,” “estimate,” “forecast,” “project,” “intend,” “ believe,” “assume,” “strategy,” “trend,” “plan,” “outlook,” “outcome,” “continue,” “remain,” “potential,” “opportunity,” “comfortable,” “current,” “position,” “maintain,” “sustain,” “seek,” “achieve” and variations of such words and similar expressions, or future or conditional verbs such as will, would, should, could or may. These statements are not guarantees of future results or performance and involve certain risks, uncertainties and assumption that are difficult to predict and often are beyond the Company’s control. Although we believe the assumptions upon which these forward-looking statements are based are reasonable, any of these assumptions could prove to be inaccurate and the forward-looking statements based on these assumptions could be incorrect. The matters discussed in these forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results and trends to differ materially from those made, projected, or implied in or by the forward-looking statements including, but not limited to the effects of: • market interest rates and the impacts of market interest rates on economic conditions, customer behavior, and the Company’s loan and securities portfolios; • inflation, market and monetary fluctuations; • changes in trade, monetary and fiscal policies and laws of the U.S. government, including policies of the Federal Reserve, FDIC and Treasury Department; • cyber-security threats, attacks or events; • rapid technological developments and changes; • our ability to resolve our nonperforming assets and our ability to secure collateral on loans that have entered nonaccrual status due to loan maturities and failure to pay in full; • changes in the Company’s liquidity and capital positions; • concentrations of loans secured by real estate, particularly commercial real estate, and the potential impacts of changes in market conditions on the value of real estate collateral; • increased delinquency and foreclosure rates on commercial real estate loans; • an insufficient allowance for credit losses; • the potential adverse effects of unusual and infrequently occurring events, such as weather-related disasters, terrorist acts, war and other military conflicts (such as the war between Israel and Hamas and the ongoing war between Russia and Ukraine) or public health events (such as the COVID-19 pandemic), and of any governmental and societal responses thereto; these potential adverse effects may include, without limitation, adverse effects on the ability of the Company’s borrowers to satisfy their obligations to the Company, on the value of collateral securing loans, on the demand for the Company’s loans or its other products and services, on incidents of cyberattack and fraud, on the Company’s liquidity or capital positions, on risks posed by reliance on third-party service providers, on other aspects of the Company’s business operations and on financial markets and economic growth; • a change in spreads on interest-earning assets and interest-bearing liabilities;

iii Form 10-K • regulatory supervision and oversight, including our relationship with regulators and any actions that may be initiated by our regulators; • legislation affecting the financial services industry as a whole (such as the Inflation Reduction Act of 2022), and the Company and the Bank, in particular; • the outcome of pending and future litigation and/or governmental proceedings, including the outcome of the lawsuits between the Bank and West Virginia Governor James C. Justice, II, his wife Cathy Justice, his son James C. Justice, III and various related entities that he and/or they own and control, concerning, among other items, their lending relationship with the Bank and repayment of amounts owed to the Bank; • increasing price and product/service competition; • the ability to continue to introduce competitive new products and services on a timely, cost-effective basis; • managing our internal growth and acquisitions; • the possibility that the anticipated benefits from acquisitions cannot be fully realized in a timely manner or at all, or that integrating the acquired operations will be more difficult, disruptive or more costly than anticipated; • the soundness of other financial institutions and any indirect exposure related to recent significant bank failures or broader stability or liquidity concerns regarding other financial institutions including but not limited to other regional banks, which may also adversely impact, directly or indirectly, other financial institutions and market participants with which the Company has commercial or deposit relationships with; • material increases in costs and expenses; • reliance on significant customer relationships; • general economic or business conditions, including unemployment levels, continuing supply chain disruptions and slowdowns in economic growth; • significant weakening of the local economies in which we operate; • changes in customer behaviors, including consumer spending, borrowing and saving habits; • changes in deposit flows and loan demand; • our failure to attract or retain key employees; • expansions or consolidations in the Company’s branch network, including that the anticipated benefits of the Company’s branch network optimization project are not fully realized in a timely manner or at all; • deterioration of the housing market and reduced demand for mortgages; and • re-emergence of turbulence in significant portions of the global financial and real estate markets that could impact our performance, both directly, by affecting our revenues and the value of our assets and liabilities, and indirectly, by affecting the economy generally and access to capital in the amounts, at the times and on the terms required to support our future businesses. Many of these factors, as well as other factors, are described throughout this Annual Report on Form 10-K, including Part I, Item 1A, “Risk Factors” and any of our subsequent filings with the Securities and Exchange Commission (“SEC”). Forward-looking statements are based on beliefs and assumptions using information available at the time the statements are made. We caution you not to unduly rely on forward-looking statements because the assumptions, beliefs, expectations and projections about future events are expressed in or implied by a forward-looking statement may, and often do, differ materially from actual results. Any forward-looking statement speaks only as to the date on which it is made, and we undertake no obligation to update, revise or clarify any forward-looking statement to reflect developments occurring after the statement is made.

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1 CARTER BANKSHARES, INC. AND SUBSIDIARIES Form 10-K PART 1 ITEM 1. BUSINESS General Carter Bankshares, Inc. (the “Company”) is a holding company headquartered in Martinsville, Virginia with assets of $4.5 billion at December 31, 2023. The Company is the parent company of its wholly owned subsidiary, Carter Bank & Trust (the “Bank”). The Bank is an Federal Deposit Insurance Corporation (“FDIC”) insured, Virginia state- chartered commercial bank which operates 65 branches in Virginia and North Carolina. The Bank provides a full range of retail and commercial financial products and services and insurance products. In this Annual Report on Form 10-K, unless the context suggests otherwise, the terms “we,” “us” and “our” refer to the Company and its subsidiaries, including the Bank. History and Holding Company Reorganization The Bank commenced business on December 29, 2006, following the effectiveness of the concurrent merger of ten banking institutions. The ten merged banks and their respective main office locations were Blue Ridge Bank, N.A. (Floyd, Virginia); Central National Bank (Lynchburg, Virginia); Community National Bank (South Boston, Virginia); First National Bank (Rock Mount, Virginia); First National Exchange Bank (Roanoke, Virginia); Mountain National Bank (Galax, Virginia); Patrick Henry National Bank (Martinsville, Virginia); Patriot Bank, N.A. (Fredericksburg, Virginia); Peoples National Bank (Danville, Virginia); and Shenandoah National Bank (Staunton, Virginia). The Company was incorporated on October 7, 2020, by and at the direction of the board of directors of the Bank, for the sole purpose of acquiring the Bank and serving as the Bank’s parent bank holding company pursuant to a corporate reorganization transaction (the “Reorganization”). On November 9, 2020, the Bank entered into an Agreement and Plan of Reorganization (the “Reorganization Agreement”) with the Company and CBT Merger Sub, Inc. (the “Merger Sub”), a wholly-owned subsidiary of the Company, pursuant to which the Reorganization would be effected. Effective at 7:00 p.m. on November 20, 2020 (the “Effective Time”), under the terms of the Reorganization Agreement and pursuant to Section 13.1-719.1 of the Virginia Stock Corporation Act (the “VSCA”), the Bank merged with the Merger Sub and survived such merger as a wholly-owned subsidiary of the Company. Prior to the Effective Time, the Company had no material assets and had not conducted any business or operations except for activities related to the Company’s organization and the Reorganization. At the Effective Time, under the terms of the Reorganization Agreement and pursuant to Section 13.1-719.1 of the VSCA, each of the outstanding shares of the Bank’s common stock, par value $1.00 per share, formerly held by its shareholders was converted into and exchanged for one newly issued share of the Company’s common stock, par value $1.00 per share, and the Bank became the Company’s wholly-owned subsidiary. The shares of the Company’s common stock issued to the Bank’s shareholders were issued without registration under the Securities Act of 1933, as amended (the “Act”), pursuant to the exemption from registration provided by Section 3(a)(12) of the Act. Pursuant to Section 13.1-719.1 of the VSCA, the Reorganization did not require approval of the Bank’s shareholders. In the Reorganization, each shareholder of the Bank received securities of the same class, having substantially the same designations, rights, powers, preferences, qualifications, limitations and restrictions, as those that the shareholder held in the Bank. Prior to the Effective Time, the Bank’s common stock was registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Bank was subject to the information requirements of the Exchange Act and, in accordance with Section 12(i) thereof, it filed annual and quarterly reports, proxy statements and other information with the FDIC. Upon consummation of the Reorganization, the Company’s common stock was deemed to be registered under Section 12(b) of the Exchange Act, pursuant to Rule 12g-3(a) promulgated thereunder, and the Company now files annual reports, proxy statements and other information with the SEC. The Company’s common stock is traded on the Nasdaq Global Select Market (“NASDAQ”) under the ticker symbol “CARE.”

2 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 1. BUSINESS (continued) Operations The Company is a bank holding company that conducts its business solely through the Bank. The Bank earns revenue primarily from interest on loans and securities and fees charged for financial services provided to customers. The Bank incurs expenses for the cost of deposits, provision for credit losses and other operating costs such as salaries and employee benefits, data processing, occupancy and tax expense. Beginning in 2023, and continuing into 2024 and 2025, the Company is focusing on refining and enhancing its brand image and position in the markets it serves. To strengthen and further shape the culture of the Company, a new set of guiding principles were introduced to associates in June 2023. The guiding principles include a new purpose statement: To create opportunities for more people and businesses to prosper; supported by our new set of core values: Build Relationships, Earn Trust and Take Ownership. We believe these new guiding principles will help create alignment to support future growth by empowering our associates and igniting a passion for the Company. The Company’s goal is to shift from restructuring the balance sheet to pursuing a prudent growth strategy when appropriate. We believe this strategy will be primarily targeted at organic growth, but will also consider opportunistic acquisitions that fit this strategic vision. We believe that the Bank’s strong capital and liquidity positions support this strategy. In addition to loan and deposit growth, the Company will seek to increase fee income while closely monitoring operating expenses. The Bank offers a full range of deposit services including Lifetime Free Checking, interest checking accounts, savings accounts, retirement accounts and other deposit accounts of various types, ranging from money market accounts to longer-term CDs. These products and services are available to our personal and business customers. The transaction accounts and CDs are tailored to each of the Bank’s principal markets at competitive rates. All deposit accounts are insured by the FDIC up to the maximum amount allowed by law. The Bank also offers a full range of commercial and consumer loans. Commercial loans include both secured and unsecured loans, real estate construction and acquisition loans, and commercial and industrial loans. Consumer loans include residential mortgage, secured and unsecured loans for financing automobiles, home improvements, education, overdraft protection, personal investments and credit cards. The Bank also originates and holds fixed and variable rate mortgage loans and offers home equity lines of credit to its customers. The Bank’s lending activities are subject to a variety of lending limits imposed by federal law. While differing limits apply in certain circumstances based on the type of loan or the nature of the borrower (including the borrower’s relationship to the Bank), in general the Bank is subject to a “loan to one” borrower limit of an amount equal to 15% of the Bank’s unimpaired capital and surplus. The Bank may not make loans to any director, officer, associate or 10% shareholder of the Company unless the loan is approved by the Company’s Board of Directors (the “Board”) and is made on terms no more favorable than loans made available to a person not affiliated with the Bank. Our other bank services include safe deposit boxes, direct deposit of payroll and social security checks and debit cards. Online banking products including a full suite of digital tools including: online and mobile banking, online account opening, bill pay, eStatements (paperless electronic statements), mobile deposit, Zelle®, CardValet®, digital wallet, and MoneyPass® network of ATMs. Treasury and corporate cash management services are also available to our business customers. The Bank also provides title insurance and other financial institution-related products and services. The Bank has no current plans to exercise trust powers. The Bank has one wholly owned subsidiary, CB&T Investment Company (“the Investment Company”), which was chartered effective April 1, 2019. The Investment Company was formed to hold and manage a group of investments previously owned by the Bank and to provide additional latitude to purchase other investments. The Company is a Virginia business corporation subject to the Bank Holding Company Act of 1956, as amended. As such, the Company is subject to supervision and examination by, and the regulations and reporting requirements of, the Board of Governors of the Federal Reserve System (“FRB”). The Company’s principal office, which is the same as the Bank’s principal office, is located at 1300 Kings Mountain Road, Martinsville, Virginia 24112. The Company’s telephone number at that address is (276) 656-1776. The Company’s website address is www.cbtcares.com. The information on our website is not a part of, nor is it incorporated by reference, into this report.

3 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 1. BUSINESS (continued) Form 10-K Competition The Bank experiences significant competition in attracting depositors and borrowers. Competition in lending activities comes principally from other commercial banks, savings associations, insurance companies, governmental agencies, credit unions, brokerage firms and other non-bank lenders including mortgage companies and consumer finance companies. Competition for deposits comes from other commercial banks, savings associations, money market and mutual funds, credit unions, insurance companies and brokerage firms. Some of the financial organizations competing with the Bank have greater financial resources than the Bank. Certain of these financial organizations also have greater geographic coverage and some offer bank and bank-related services that the Bank does not offer. Human Capital Management Our associates are the engine that drives our purpose to create opportunities for more people and businesses to prosper. Our core values of building relationships, earning trust, and taking ownership are key to building and maintaining a team-oriented environment with associates that are engaged in open communication to help each other serve, learn, and grow. Our investment in competitive compensation, health benefits, wellness programs, and a focus on healthy work-life integration allows our associates to provide a high level of professional service to our customers. Associates As of December 31, 2023, we employed 679 full-time associates across our two-state footprint. No associates are represented by a collective bargaining unit. For fiscal year 2023, we hired 182 associates and our voluntary separation turnover rate was 13.8%. Compensation, Benefits, and Wellness Our compensation strategy includes the development of job descriptions that are reviewed annually. We use market- based compensation and benefits data to provide competitive salaries and benefits to our associates. We offer paid leave, health benefits, wellness programs, a 401(k) program with matching and employer contributions, restricted stock awards for high performing associates, flexible spending accounts, and employee assistance programs to all eligible associates. We bring in external professionals who conduct wellness programs to help our associates remain focused on their health and wellness. Associate Performance and Development The development and performance of our associates is centered on open dialogue that provides the associate with our expectations for their role and management with the opportunity to understand associates’ career aspirations. Our performance review process uses core competencies and a standardized rating system to measure performance. Associates are provided the opportunity at the start of the review cycle to perform a self-assessment including comments on their performance. These self-assessments are available for leaders to review as they develop an associate’s overall performance rating. The performance review is used as a factor for the merit increase process. The Bank conducts a standard New Hire Orientation program that associates attend on their first day of employment so new associates receive consistent information to jump start their new opportunity with the Bank. Associates also complete an average of 15 hours of regulatory and compliance training each year, in addition to training specific to their job duties and responsibilities. The Bank also develops and conducts programs to provide leaders with the tools and resources they need to develop their associates and build high-performing teams. Associates are given opportunities to attend webinars and enroll in outside classes to enrich their professional goals. Diversity, Equity, and Inclusion We strive to promote inclusion through our core Company values and behaviors. We use various communication channels to develop an engaged workforce and create an inclusive workplace. In 2021, we created a Diversity, Equity, and Inclusion Council (the “DEI Council”) that is overseen by our Chief Executive Officer (or “CEO”) and directed by our Chief Human Resources Officer and our Regulatory Risk Management Director. The DEI Council consists of at least 10 associates from across our organization and is focused on collecting data and presenting information to

4 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 1. BUSINESS (continued) management to further the Bank’s efforts of identifying focus areas to cultivate a culture that will attract and retain a diverse and inclusive workforce. Here is a snapshot of our diversity metrics as of December 31, 2023: Gender % of Total Workforce Female 77.1% Male 22.9% Generation % of Total Workforce Generation Z (1997 and later) 13.0% Millennials (1981 – 1996) 37.7% Generation X (1965 – 1980) 32.3% Baby Boomers (1946 – 1964) 16.3% Silent Generation (before 1946) 0.7% Ethnicity % of Total Workforce American Indian / Alaskan Native 0.3% Asian 1.2% Black or African American 12.5% Hispanic or Latino 3.0% Not specified 2.5% Two or more races 2.7% White 77.8% We continue our commitment to equal employment opportunities by focusing on attracting, developing and retaining a diverse and inclusive workforce. We conducted an annual engagement survey that includes a section to inform the Bank on many areas of engagement, including inclusion. Our leaders continue to use this data to inform decisions on how to continue to develop a diverse and inclusive workforce. Talent Acquisition and Retention We focus on fairness and equitable approaches to create an environment where all of our associates can develop and thrive. Our efforts include ongoing reviews of our selection and hiring practices alongside a continued focus on pay analysis to offer our associates salaries based on their experience, knowledge, skills, abilities, and fit for a position’s duties and responsibilities. Our talent acquisition program uses various external partners to reach a diverse population of candidates. We have developed training programs that prepare associates for their roles and responsibilities. Our leaders identify and work with our Human Resources teams to promote associates when opportunities are available. Supervision and Regulation General Bank holding companies, banks and their affiliates are extensively regulated under federal and state law. Consequently, the growth and earnings performance of the Company and the Bank can be affected not only by management decisions and general economic conditions, but also by the statutes administered by, and the regulations and policies of, various governmental regulatory authorities including, but not limited to, the Bureau of Financial Institutions (the “Bureau”) of the Virginia State Corporation Commission (the “SCC”), the FDIC, the FRB, the Internal Revenue Service (“IRS”), federal and state taxing authorities, and the SEC.

5 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 1. BUSINESS (continued) Form 10-K The following summary briefly describes significant provisions of currently applicable federal and state laws and certain regulations and the potential impact of such provisions. This summary is not complete, and we refer you to the particular statutory or regulatory provisions or proposals for more information. Because regulation of financial institutions changes regularly and is the subject of constant legislative and regulatory debate, we cannot forecast how federal and state regulation and supervision of financial institutions may change in the future and affect the Company’s and the Bank’s operations. Regulatory Environment Banking and other financial services statutes, regulations and policies are continually under review by the U.S. Congress, state legislatures and federal and state regulatory agencies. The scope of the laws and regulations, and the intensity of the supervision to which the Company and its subsidiaries are subject, have increased in recent years, initially in response to the 2008 financial crisis, and more recently in light of other factors, including continued turmoil and stress in the financial markets, technological factors, market changes, and increased scrutiny of proposed bank mergers and acquisitions by federal and state bank regulators. Regulatory enforcement and fines have also increased across the banking and financial services sector. The Company continues to experience ongoing regulatory reform and these regulatory changes could have a significant effect on how we conduct business. The specific impacts of regulatory reforms, including but not limited to the Dodd- Frank Wall Street Reform and Consumer Protection Act (the “Dodd Frank Act”), which was enacted in 2010, or the Economic Growth, Regulatory Relief and Consumer Protection Act (the “EGRRCPA”), which was enacted in 2018, cannot yet be fully predicted and will depend to a large extent on the specific regulations that are likely to be adopted in the future. Regulation of the Company and the Bank As a Virginia bank holding company, the Company is subject to the Bank Holding Company Act of 1956 (the “BHCA”) and regulation and supervision by the FRB, and also is subject to the bank holding company laws of Virginia and is subject to regulation and supervision by the SCC and the Bureau. Pursuant to the BHCA, the FRB has the power to order any bank holding company or its subsidiaries to terminate any activity or to terminate its ownership or control of any subsidiary when it has reasonable grounds to believe that continuation of such activity or ownership constitutes a serious risk to the financial soundness, safety or stability of any bank subsidiary of the bank holding company. The FRB and the FDIC have adopted guidelines and released interpretative materials that establish operational and managerial standards to promote the safe and sound operation of banks and bank holding companies. These standards relate to the institution’s key operating functions, including but not limited to capital management, internal controls, internal audit systems, information systems, data and cybersecurity, loan documentation, credit underwriting, interest rate exposure and risk management, vendor management, executive management and its compensation, corporate governance, asset growth, asset quality, earnings, liquidity and risk management. The BHCA applicable Virginia bank holding company laws generally limit the activities of a bank holding company and its subsidiaries to that of banking, managing or controlling banks, or any other activity that is closely related to banking or to managing or controlling banks. The BHCA also permits interstate banking acquisitions subject to certain conditions, including national and state concentration limits. The FRB has jurisdiction under the BHCA to approve any bank or non-bank acquisition, merger or consolidation proposed by a bank holding company. A bank holding company must be “well capitalized” and “well managed” to engage in an interstate bank acquisition or merger, and banks may branch across state lines provided that the law of the state in which the branch is to be located would permit establishment of the branch if the bank were a state bank chartered by such state. In addition, applicable Virginia law requires prior notice to the Virginia SCC before a Virginia bank holding company may acquire more than 5% of the shares of, or otherwise gain control of, any entity other than a bank, bank holding company or other financial institution. The Bank is subject to supervision, regulation and examination by the Bureau and the Bank’s primary federal regulator, the FDIC. Federal and state laws and regulations generally applicable to financial institutions regulate, among other things, the scope of business, investments, reserves against deposits, capital levels relative to operations, the nature and amount of collateral for loans, the establishment of branches, mergers, consolidations and dividends. The system

6 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 1. BUSINESS (continued) of supervision and regulation applicable to the Bank establishes a comprehensive framework for its operations and is intended primarily for the protection of the FDIC’s deposit insurance funds and the depositors. The Bank is not a member of the Federal Reserve System. Banking Acquisitions; Changes in Control The BHCA and related regulations require, among other things, the prior approval of the FRB in any case where a bank holding company proposes to (i) acquire direct or indirect ownership or control of more than 5% of the outstanding voting stock of any bank or bank holding company (unless it already owns a majority of such voting shares), (ii) acquire all or substantially all of the assets of another bank or bank holding company, or (iii) merge or consolidate with any other bank holding company. In determining whether to approve a proposed bank acquisition, the FRB will consider, among other factors, the effect of the acquisition on competition, the public benefits expected to be received from the acquisition, any outstanding regulatory compliance issues of any institution that is a party to the transaction, the projected capital ratios and levels on a post-acquisition basis, the financial condition of each institution that is a party to the transaction and of the combined institution after the transaction, the parties’ managerial resources and risk management and governance processes and systems, the parties’ compliance with the Bank Secrecy Act and anti-money laundering requirements, and the acquiring institution’s performance under the Community Reinvestment Act and its compliance with fair housing and other consumer protection laws. On July 9, 2021, President Biden issued an Executive Order on Promoting Competition in the American Economy, which, among other initiatives, encouraged the review of current practices and adoption of a plan for the revitalization of merger oversight under the BHCA and the Bank Merger Act. On March 25, 2022, the FDIC published a Request for Information seeking information and comments regarding the regulatory framework that applies to merger transactions involving one or more insured depository institution. Making any formal changes to the framework for evaluating bank mergers would require an extended process, and any such changes are uncertain and cannot be predicted at this time. However, the adoption of more expansive or stringent standards may have an impact on the Company’s acquisition activity. Additionally, this Executive Order could influence the federal bank regulatory agencies’ expectations and supervisory oversight for banking acquisitions. Subject to certain exceptions, the BHCA and the Change in Bank Control Act, together with the applicable regulations, require FRB approval (or, depending on the circumstances, no notice of disapproval) prior to any person or company’s acquiring “control” of a bank or bank holding company. A conclusive presumption of control exists if an individual or company acquires the power, directly or indirectly, to direct the management or policies of an insured depository institution or to vote 25% or more of any class of voting securities of any insured depository institution. A rebuttable presumption of control exists if a person or company acquires 10% or more but less than 25% of any class of voting securities of an insured depository institution and either the institution has registered its securities with the SEC under Section 12 of the Exchange Act or no other person will own a greater percentage of that class of voting securities immediately after the acquisition. The Company’s common stock is registered under Section 12 of the Exchange Act. On April 1, 2020, the FRB issued a rule for determining whether a company has control over a bank or other company for purposes of the BHCA, and the control presumptions promulgated under Regulation Y, became effective. The rule provides specific guidance for the FRB’s approach to certain control evaluations, including a tiered framework incorporating a series of presumptions based on ownership of a class of voting securities. A company may be presumed to be in control of a target second company based on five levels of ownership of voting securities: (i) less than five percent; (ii) five percent; (iii) ten percent; (iv) 15 percent; (v) 25 percent; and (vi) with a presumption triggered at levels below 25 percent, depending on whether any of nine types of relationships exist (i.e., directors and director service positions, business relationships and business terms, officer/employee interlocks, contractual powers, proxy contests involving directors, and total equity ownership) and, at the same time, ownership of a class of voting securities exceeds certain thresholds. A presumption of control (once triggered) does not automatically result in a control determination under the BHCA as such presumptions may be rebutted. The rule applies only to questions of control under the BHCA, but does not extend to the Change in Bank Control Act. In addition, Virginia law requires the prior approval of the SCC for (i) the acquisition by a Virginia bank holding company of more than 5% of the voting shares of a Virginia bank or a Virginia bank holding company, or (ii) the acquisition by any other person of control of a Virginia bank holding company or a Virginia bank.

7 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 1. BUSINESS (continued) Form 10-K Certain Transactions by Insured Banks with their Affiliates There are statutory restrictions related to the extent bank holding companies and their non-bank subsidiaries may borrow, obtain credit from or otherwise engage in “covered transactions” with their insured depository institution (i.e., banking) subsidiaries. In general, an “affiliate” of a bank includes the bank’s parent holding company and any subsidiary thereof. However, an “affiliate” does not generally include the bank’s operating subsidiaries. A bank (and its subsidiaries) may not lend money to, or engage in other covered transactions with, its non-bank affiliates if the aggregate amount of covered transactions outstanding involving the bank, plus the proposed transaction, exceeds the following limits: (a) in the case of any one such affiliate, the aggregate amount of covered transactions of the bank and its subsidiaries cannot exceed 10 percent of the bank’s capital stock and surplus; and (b) in the case of all affiliates, the aggregate amount of covered transactions of the bank and its subsidiaries cannot exceed 20 percent of the bank’s capital stock and surplus. “Covered transactions” are defined to include a loan or extension of credit to an affiliate, a purchase of or investment in securities issued by an affiliate, a purchase of assets from an affiliate, the acceptance of securities issued by an affiliate as collateral for a loan or extension of credit to any person or company, the issuance of a guarantee, acceptance or letter of credit on behalf of an affiliate, securities borrowing or lending transactions with an affiliate that creates a credit exposure to such affiliate, or a derivatives transaction with an affiliate that creates a credit exposure to such affiliate. Certain covered transactions are also subject to collateral security requirements. Covered transactions as well as other types of transactions between a bank and a bank holding company must be on market terms, which means that the transaction must be conducted on terms and under circumstances that are substantially the same, or at least as favorable to the bank, as those prevailing at the time for comparable transactions with or involving nonaffiliates or, in the absence of comparable transactions, that in good faith would be offered to or would apply to nonaffiliates. Moreover, certain amendments to the BHCA provide that, to further competition, a bank holding company and its subsidiaries are prohibited from engaging in certain tying arrangements in connection with any extension of credit, lease or sale of property of any kind, or furnishing of any service. Regulatory Capital Requirements All financial institutions are required to maintain minimum levels of regulatory capital. The FDIC establishes risk- based and leveraged capital standards for the financial institutions they regulate. The FDIC also may impose capital requirements in excess of these standards on a case-by-case basis for various reasons, including financial condition or actual or anticipated growth. As of December 31, 2023 and 2022, the Bank qualified as a “well capitalized” institution. Refer to Note 21, Capital Adequacy, of the Notes to Consolidated Financial Statements in Part II, Item 8, of this Annual Report on Form 10-K. Basel III Capital Framework The FRB and the FDIC have adopted rules to implement the Basel III capital framework as outlined by the Basel Committee on Banking Supervision and standards for calculating risk-weighted assets and risk-based capital measurements (collectively, the “Basel III Final Rules”) that apply to banking institutions they supervise and to bank holding companies. For the purposes of the Basel III Final Rules, (i) common equity tier 1 capital (CET1) consists principally of common stock (including surplus) and retained earnings; (ii) Tier 1 capital consists principally of CET1 plus non-cumulative preferred stock and related surplus, and certain grandfathered cumulative preferred stocks and trust preferred securities; and (iii) Tier 2 capital consists of other capital instruments, principally qualifying subordinated debt and preferred stock, and limited amounts of an institution’s allowance for credit losses. Each regulatory capital classification is subject to certain adjustments and limitations, as implemented by the Basel III Final Rules. The Basel III Final Rules also establish risk weightings that are applied to many classes of assets held by community banks, importantly including applying higher risk weightings to certain commercial real estate loans. The Basel III Final Rules also include a requirement that banks and bank holding companies maintain additional capital (the “capital conservation buffer”). The Basel III Final Rules and capital conservation buffer require: • a minimum ratio of CET1 to risk-weighted assets of at least 4.5%, plus a 2.5% capital conservation buffer (which is added to the minimum CET1 ratio, effectively resulting in a required ratio of CET1 to risk-weighted assets of at least 7%);

8 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 1. BUSINESS (continued) • a minimum ratio of Tier 1 capital to risk-weighted assets of at least 6.0%, plus the capital conservation buffer (effectively resulting in a required Tier 1 capital ratio of 8.5%); • a minimum ratio of total capital (that is, Tier 1 plus Tier 2) capital to risk-weighted assets of at least 8.0%, plus the capital conservation buffer (effectively resulting in a required total capital ratio of 10.5%); and • a minimum leverage ratio of 4.0%, calculated as the ratio of Tier 1 capital to average total assets, subject to certain adjustments and limitations. The Basel III Final Rules provide deductions from and adjustments to regulatory capital measures, primarily to CET1, including deductions and adjustments that were not applied to reduce CET1 under historical regulatory capital rules. For example, mortgage servicing rights, deferred tax assets dependent upon future taxable income, and significant investments in non-consolidated financial entities must be deducted from CET1 to the extent that any one such category exceeds 10% of CET1 or all such categories in the aggregate exceed 15% of CET1. As of December 31, 2023, the Company and the Bank met all capital adequacy requirements under the Basel III Final Rules. In July 2023, the Federal Reserve Board and the FDIC issued proposed rules to implement the final components of the Basel III agreement, often known as the “Basel III endgame.” These proposed rules contain provisions that apply to banks with $100 billion or more in total assets and that will significantly alter how those banks calculate risk-based assets. These proposed rules do not apply to holding companies or banks with less than $100 billion in assets, such as the Company and the Bank, but the final impacts of these rules cannot yet be predicted. The comment window for these proposed rules closed on November 30, 2023. Community Bank Leverage Ratio As a result of the EGRRCPA, Qualifying banks with less than $10 billion in consolidated assets to elect to be subject to a 9% leverage ratio applied using less complex leverage calculations (the “Community Bank Leverage Ratio Framework” or “CBLRF”). Banks that opt into the CBLRF and maintain a leverage ratio of greater than 9% are not subject to other risk-based and leverage capital requirements and are deemed to meet Basel III Final Rules’ well capitalized ratio requirements. To qualify for the CBLRF, a bank must have less than $10 billion in total consolidated assets, limited amounts of off-balance sheet exposures and trading assets and liabilities, and a leverage ratio greater than 9%. A bank that elects the CBLRF and has a leverage ratio greater than 9% will be considered to be in compliance with Basel III capital requirements and exempt from the complex Basel III calculations. A bank that falls out of compliance with the CBLRF will have a two-quarter grace period to come back into full compliance, provided that its leverage ratio remains above 8% (a bank will be deemed well-capitalized during the grace period). The CBLRF became available for banking organizations to use as of March 31, 2020 (with the flexibility for banking organizations to subsequently opt into or out of the CBLRF, as applicable). As of December 31, 2023, the Bank has not elected to apply the CBLRF, but the Bank continues to assess the potential impact of opting in to CBLRF as part of its ongoing capital management and planning processes. Dividend Limitations The Company is a legal entity that is separate and distinct from the Bank. A significant portion of the revenues of the Company result from dividends paid to it by the Bank. Both the Company and the Bank are subject to laws and regulations that limit the payment of dividends, including limits on the sources of dividends and requirements to maintain capital at or above regulatory minimums. Banking regulators have indicated that Virginia banking organizations should generally pay dividends only (1) from net undivided profits of the bank, after providing for all expenses, losses, interest and taxes accrued or due by the bank and (2) if the prospective rate of earnings retention appears consistent with the organization’s capital needs, asset quality and overall financial condition. In addition, FRB supervisory guidance indicates that the FRB may have safety and soundness concerns if a bank holding company pays dividends that exceed earnings for the period in which the dividend is being paid. Further, the Federal Deposit Insurance Act (“FDIA”) prohibits insured depository institutions such as the Bank from making capital distributions, including paying dividends, if, after making such distribution, the institution would become undercapitalized as defined in the statute. We do not expect that any of these laws, regulations or policies will materially affect the ability of the Company or the Bank to pay dividends.

9 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 1. BUSINESS (continued) Form 10-K Insurance of Accounts, Assessments and Regulation by the FDIC Deposits with the Bank are insured through the Deposit Insurance Fund (“DIF”) of the FDIC. As a DIF-insured institution, the Bank is subject to FDIC rules and regulations as administrator of the DIF. The Dodd-Frank Act made permanent the current standard maximum deposit insurance amount of $250,000. The FDIC coverage applies per depositor, per insured depository institution, for each account ownership category. The FDIC is authorized to conduct examinations of and to require reporting by DIF-insured institutions. The FDIC is authorized to prohibit any DIF-insured institution from engaging in any activity that the FDIC determines by regulation or order to pose a serious threat to the insurance fund. Also, the FDIC may initiate enforcement actions against banks after first giving the institution’s primary regulatory authority an opportunity to take such action. The FDIC may terminate the deposit insurance of any depository institution, including the Bank, if it determines, after a hearing, that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, order or any condition imposed in writing by the FDIC. It also may suspend deposit insurance temporarily during the hearing process for the permanent termination of insurance, if the institution has no tangible capital. If deposit insurance is terminated, the deposits at the institution at the time of termination, less subsequent withdrawals, shall continue to be insured for a period from six months to two years, as determined by the FDIC. Management is aware of no existing circumstances that could result in termination of the Bank’s deposit insurance. The DIF is funded by assessments on banks and other depository institutions calculated based on average consolidated total assets minus average tangible equity (defined as Tier 1 capital). The actual assessment to be paid by each DIF member is based on the institution’s assessment risk classification and whether the institution is considered by its supervisory agency to be financially sound or to have supervisory concerns. As required by the Dodd-Frank Act, the FDIC has adopted a large-bank pricing assessment scheme, set a target “designated reserve ratio” (described in more detail below) of 2% for the DIF and, in lieu of dividends, provides for a lower assessment rate schedule when the reserve ratio reaches 2% and 2.5%. An institution’s assessment rate is based on a statistical analysis of financial ratios that estimates the likelihood of failure over a three-year period, which considers the institution’s weighted average CAMELS composite rating, and is subject to further adjustments including those related to levels of unsecured debt and brokered deposits. At December 31, 2022, total base assessment rates for institutions that have been insured for at least five years range from 1.5 to 40 basis points applying to banks with less than $10 billion in assets. Banks with less than $10 billion in total consolidated assets (such as the Bank) receive credits to offset the portion of their assessments that help to raise the reserve ratio to 1.35%. The FDIC will automatically apply such a bank’s credits to reduce its regular DIF assessment up to the entire amount of the assessment. The FDIC will remit any such remaining credits in a lump sum to the appropriate bank following application to the bank’s regular DIF assessment for four quarterly assessment periods. The Dodd-Frank Act transferred to the FDIC increased discretion with regard to managing the required amount of reserves for the DIF, or the “designated reserve ratio.” The FDIA requires the FDIC to consider the appropriate level for the DIF on at least an annual basis. On October 18, 2022, the FDIC adopted a final rule to increase initial base deposit insurance assessment rate schedules uniformly by 2 bps, beginning in the first quarterly assessment period of 2023. This increase in assessment rate schedules is intended to increase the likelihood that the reserve ratio reaches 1.35% by the statutory deadline of September 30, 2028. The new assessment rate schedules will remain in effect unless and until the reserve ratio meets or exceeds 2%. Progressively lower assessment rate schedules will take effect when the reserve ratio reaches 2%, and again when it reaches 2.5%. In November 2023, the FDIC issued a final rule to implement a special DIF assessment following the FDIC’s use of the “systemic risk” exception to the least-cost resolution test in connection with the failures and resolutions of Silicon Valley Bank and Signature Bank. Banks with less than $5 billion of uninsured deposits, such as the Bank, are exempt from this special assessment.

10 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 1. BUSINESS (continued) Community Reinvestment The Community Reinvestment Act (the “CRA”) imposes on financial institutions, including the Bank, an affirmative obligation to help meet the credit needs of their local communities, including low and moderate-income neighborhoods, consistent with the safe and sound operation of those institutions. Each financial institution’s efforts in helping meet community credit needs currently are evaluated as part of the examination process pursuant to regulations adopted by the federal banking agencies. Under the regulation, a financial institution’s efforts in helping meet its community’s credit needs are evaluated, based on the particular institution’s total assets, according to three-pronged test of lending, investment and service in the community. The grade received by a bank is considered in evaluating mergers, acquisitions and applications to open a branch or facility. To the best knowledge of the Bank, it is meeting its obligations under the CRA. The Bank received a rating of “satisfactory” on its most recent CRA examination dated October 23, 2023. On October 24, 2023, the federal bank regulatory agencies jointly issued a final rule to modernize CRA regulations consistent with the following key goals: (1) to encourage banks to expand access to credit, investment, and banking services in low to moderate incoming communities; (2) to adapt to changes in the banking industry, including internet and mobile banking and the growth of non-branch delivery systems; (3) to provide greater clarity and consistency in the application of the CRA regulations, including adoption of a new metrics-based approach to evaluating bank retail lending and community development financing; and (4) to tailor CRA evaluations and data collection to bank size and type, recognizing that differences in bank size and business models may impact CRA evaluations and qualifying activities. Most of the final CRA rule’s requirements will be applicable beginning January 1, 2026, with certain requirements, including the data reporting requirements, applicable as of January 1, 2027. The Bank is evaluating the expected impact of the modified CRA regulations, but currently does not anticipate any material impact to its business, operations or financial condition due to the modified CRA regulations. Federal Home Loan Bank of Atlanta The Bank is a member of the Federal Home Loan Bank (“FHLB”) of Atlanta, which is one of 12 regional FHLBs that provide funding to their members for making housing loans as well as for affordable housing and community development loans. Each regional FHLB serves as a reserve, or central bank, for the members within its assigned region. Each FHLB makes loans to members in accordance with policies and procedures established by the Board of Directors of the FHLB. As a member, the Bank must purchase and maintain stock in the FHLB. At December 31, 2023, the Bank owned $21.6 million of FHLB stock. Consumer Protection The Consumer Financial Protection Bureau (the “CFPB”) is the federal regulatory agency responsible for implementing, examining and enforcing compliance with federal consumer financial laws for institutions with more than $10 billion of assets and, to a lesser extent, smaller institutions. The CFPB supervises and regulates providers of consumer financial products and services, and has rule making authority in connection with numerous federal consumer financial protection laws (for example, but not limited to, the Truth-in-Lending Act (“TILA”) and the Real Estate Settlement Procedures Act (“RESPA”)). Because the Company and the Bank are smaller institutions (i.e., with assets of $10 billion or less), most consumer protection aspects of the Dodd-Frank Act will continue to be applied to the Company by the FRB and the Bank by the FDIC. However, the CFPB may include its own examiners in regulatory examinations by a smaller institution’s principal regulators and may require smaller institutions to comply with certain CFPB reporting requirements. In addition, regulatory positions taken by the CFPB and administrative and legal precedents established by CFPB enforcement activities, including in connection with supervision of larger banks, could influence how the FRB and the FDIC apply consumer protection laws and regulations to financial institutions that are not directly supervised by the CFPB. The precise effect of the CFPB’s consumer protection activities on the Company and the Bank cannot be determined with certainty.

11 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 1. BUSINESS (continued) Form 10-K Mortgage Banking Regulation In connection with making mortgage loans, the Bank is subject to rules and regulations that, among other things, establish standards for loan origination, prohibit discrimination, provide for inspections and appraisals of property, require credit reports on prospective borrowers, restrict in some cases certain loan features and fix maximum interest rates and fees, require the disclosure of certain basic information to mortgagors concerning credit and settlement costs, limit payment for settlement services to the reasonable value of the services rendered and require the maintenance and disclosure of information regarding the disposition of mortgage applications based on race, gender, geographical distribution and income level. The Bank’s mortgage origination activities are subject to the Equal Credit Opportunity Act, TILA, the Home Mortgage Disclosure Act, RESPA, the Home Ownership Equity Protection Act, and the regulations promulgated under these acts, among other additional state and federal laws, regulations and rules. The Bank’s mortgage origination activities are also subject to Regulation Z, which implements TILA. Certain provisions of Regulation Z require mortgage lenders to make a reasonable and good faith determination, based on verified and documented information, that a consumer applying for a mortgage loan has a reasonable ability to repay the loan according to its terms. Alternatively, a mortgage lender can originate “qualified mortgages,” which are generally defined as mortgage loans without negative amortization, interest-only payments, balloon payments, terms exceeding 30 years, and points and fees paid by a consumer equal to or less than 3% of the total loan amount. Under the EGRRCPA, most residential mortgage loans originated and held in portfolio by a bank with less than $10 billion in assets will be designated as “qualified mortgages.” Higher-priced qualified mortgages (e.g., sub-prime loans) receive a rebuttable presumption of compliance with ability-to-repay rules, and other qualified mortgages (e.g., prime loans) are deemed to comply with the ability-to-repay rules. The Bank predominantly originates mortgage loans that comply with Regulation Z’s “qualified mortgage” rules. Brokered Deposits Section 29 of the FDIA and FDIC regulations generally limit the ability of any bank to accept, renew or roll over any brokered deposit unless it is “well capitalized” or, with the FDIC’s approval, “adequately capitalized.” On December 15, 2020, the FDIC issued rules to revise brokered deposit regulations in light of modern deposit-taking methods. The rules established a new framework for certain provisions of the “deposit broker” definition and amended the FDIC’s interest rate methodology calculating rates and rate caps. The rules became effective on April 1, 2021 and, to date, there has been no material impact to either the Company or the Bank from the rules. Prompt Corrective Action Federal banking agencies have broad powers under current federal law to take prompt corrective action to resolve problems of insured depository institutions. The extent of these powers depends upon whether the institution in question is “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” or “critically undercapitalized.” These terms are defined under uniform regulations issued by each of the federal banking agencies regulating these institutions. An insured depository institution which is less than adequately capitalized must adopt an acceptable capital restoration plan, is subject to increased regulatory oversight and is increasingly restricted in the scope of its permissible activities. As of December 31, 2023, the Bank was considered “well capitalized.” Incentive Compensation The Dodd-Frank Act requires the federal banking agencies and the SEC to establish joint regulations or guidelines prohibiting incentive-based payment arrangements at specified regulated entities with at least $1 billion in total consolidated assets, that encourage inappropriate risks by providing an executive officer, employee, director, or principal shareholder with excessive compensation, fees, or benefits that could lead to material financial loss to the entity. In 2016, the SEC and the federal banking agencies proposed rules that prohibit covered financial institutions (including bank holding companies and banks) from establishing or maintaining incentive-based compensation arrangements that encourage inappropriate risk taking by providing covered persons (consisting of senior executive officers and significant risk takers, as defined in the rules) with excessive compensation, fees or benefits that could lead to material financial loss to the financial institution. The proposed rules outline factors to be considered when analyzing whether compensation is excessive and whether an incentive-based compensation arrangement encourages inappropriate risks that could lead to material loss to the covered financial institution, and establish minimum requirements that

12 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 1. BUSINESS (continued) incentive-based compensation arrangements must meet to be considered to not encourage inappropriate risks and to appropriately balance risk and reward. The proposed rules also impose additional corporate governance requirements on the boards of directors of covered financial institutions and impose additional record-keeping requirements. The comment period for these proposed rules has closed and a final rule has not yet been published. If the rules are adopted as proposed, they will restrict the manner in which executive compensation is structured. Confidentiality and Required Disclosures of Customer Information The Company is subject to various laws and regulations that address the privacy of nonpublic personal financial information of consumers. The Gramm-Leach-Bliley Act and certain regulations issued thereunder protect against the transfer and use by financial institutions of consumer nonpublic personal information. A financial institution must provide to its customers, at the beginning of the customer relationship and annually thereafter, the institution’s policies and procedures regarding the handling of customers’ nonpublic personal financial information. These privacy provisions generally prohibit a financial institution from providing a customer’s personal financial information to unaffiliated third parties unless the institution discloses to the customer that the information may be so provided and the customer is given the opportunity to opt-out of such disclosure. Certain exceptions may apply to the requirement to deliver an annual privacy notice based on how a financial institution limits sharing of nonpublic personal information, and whether the institution’s disclosure practices or policies have changed in certain ways since the last privacy notice that was delivered. Data privacy and data protection are areas of increasing state legislative focus. In March 2021, the Governor of Virginia signed into law the Virginia Consumer Data Protection Act (the “VCDPA”), which went into effect on January 1, 2023. The VCDPA grants Virginia residents the right to access, correct, delete, know, and opt-out of the sale and processing for targeted advertising purposes of their personal information, similar to the protections provided by similar consumer data privacy laws in California and in Europe. The VCDPA also imposes data protection assessment requirements and authorizes the Attorney General of Virginia to enforce the VCDPA, but does not provide a private right of action for consumers. The Bank is exempt from the VCDPA, but certain third party vendors of the Bank are or will be subject to the VCDPA. The Company and the Bank are monitoring for the potential negative effects on the products and services provided by these vendors. The Company is also subject to various laws and regulations that attempt to combat money laundering and terrorist financing. The Bank Secrecy Act (the “BSA”) requires all financial institutions to, among other things, create a system of controls designed to prevent money laundering and the financing of terrorism, and imposes recordkeeping and reporting requirements. The USA PATRIOT Act added regulations to facilitate information sharing among governmental entities and financial institutions for the purpose of combating terrorism and money laundering and requires financial institutions to establish anti-money laundering programs. Regulations adopted under the BSA impose on financial institutions customer due diligence requirements, and the federal banking regulators expect that customer due diligence programs will be integrated within a financial institution’s broader BSA and anti-money laundering compliance program. The Office of Foreign Assets Control (“OFAC”), which is a division of the U.S. Department of Treasury, is responsible for helping to ensure that United States entities do not engage in transactions with “enemies” of the United States, as defined by various Executive Orders and Acts of Congress. If the Company finds the name of an “enemy” of the United States on any transaction, account or wire transfer that is on an OFAC list, it must freeze such account or place transferred funds into a blocked account, and report it to OFAC. Although these laws and programs impose compliance costs and create privacy obligations and, in some cases, reporting obligations, and compliance with all of the laws, programs, and privacy and reporting obligations may require significant resources of the Company and the Bank, these laws and programs do not materially affect the Bank’s products, services or other business activities. Corporate Transparency Act On January 1, 2021, as part of the 2021 National Defense Authorization Act, Congress enacted the Corporate Transparency Act (“CTA”), which requires the Financial Crimes Enforcement Network (“FinCEN”) to issue regulations implementing reporting requirements for “reporting companies” (as defined in the CTA) to disclose beneficial ownership interests of certain U.S. and foreign entities by January 1, 2022. The CTA imposes additional reporting requirements on entities not previously subject to such beneficial ownership disclosure regulations and also

13 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 1. BUSINESS (continued) Form 10-K contains exemptions for several different types of entities, including among others: (i) certain banks, bank holding companies, and credit unions; (ii) money transmitting businesses registered with FinCEN; and (iii) certain insurance companies. Reporting companies subject to the CTA are required to provide specific information with respect to beneficial owner(s) (as defined in the CTA) as well as satisfy initial filing obligations (for newly-formed reporting companies) and submit on-going periodic reports. Non-compliance with FinCEN regulations promulgated under the CTA may result in civil fines and criminal penalties. On September 29, 2022, FinCEN issued a final rule to implement the beneficial ownership reporting requirements of the CTA, which became effective January 1, 2024. The Company and the Bank continue to monitor regulatory developments related to the CTA and will continue to assess the ultimate impact of the CTA on the Company and the Bank. Cybersecurity The federal banking agencies have also adopted guidelines for establishing information security standards and cybersecurity programs for implementing safeguards under the supervision of a financial institution’s board of directors. These guidelines, along with related regulatory materials, increasingly focus on risk management and processes related to information technology and the use of third parties in the provision of financial products and services. The federal banking agencies expect financial institutions to establish lines of defense and ensure that their risk management processes also address the risk posed by compromised customer credentials, and also expect financial institutions to maintain sufficient business continuity planning processes to ensure rapid recovery, resumption and maintenance of the institution’s operations after a cyber-attack. If the Company or the Bank fails to meet the expectations set forth in this regulatory guidance, the Company or the Bank could be subject to various regulatory actions and any remediation efforts may require significant resources of the Company or the Bank. In addition, all federal and state banking agencies continue to increase focus on cybersecurity programs and risks as part of regular supervisory exams. On November 18, 2021, the federal bank regulatory agencies issued final rules to improve the sharing of information about cyber incidents that may affect the U.S. banking system. These rules require a banking organization to notify its primary federal regulator of any significant computer-security incident as soon as possible and no later than 36 hours after the banking organization determines that a cyber-incident has occurred. Notification is required for incidents that have materially affected or are reasonably likely to materially affect the viability of a banking organization’s operations, its ability to deliver banking products and services, or the stability of the financial sector. In addition, the rules require a bank service provider to notify affected banking organization customers as soon as possible when the provider determines that it has experienced a computer-security incident that has materially affected or is reasonably likely to materially affect banking organization customers for four or more hours. The rule became effective on May 1, 2022. The final rules did not have a material impact on the Company or the Bank’s operations. Stress Testing The federal banking agencies have implemented stress-testing requirements for certain large or risky financial institutions, including bank holding companies and state-chartered banks. Although these requirements do not apply to the Company and the Bank, the federal banking agencies emphasize that all banking organizations, regardless of size, should have the capacity to analyze the potential effect of adverse market conditions or outcomes on the organization’s financial condition. Based on existing regulatory guidance, the Company and the Bank will be expected to consider its interest rate risk management, commercial real estate loan concentrations and other credit-related information, and funding and liquidity management during this analysis of adverse market conditions or outcomes. Volcker Rule The Dodd-Frank Act prohibits bank holding companies and their subsidiary banks from engaging in proprietary trading except in limited circumstances, and places limits on ownership of equity investments in private equity and hedge funds (the “Volcker Rule”). The EGRRCPA and final rules adopted to implement the EGRRCPA exempt all banks with less than $10 billion in assets (including their holding companies and affiliates) from the Volcker Rule, provided that the institution has total trading assets and liabilities of 5% or less of total assets, subject to certain limited exceptions. The Company believes that its financial condition and its operations are not significantly affected by the Volcker Rule, amendments thereto, or its implementing regulations.

14 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 1. BUSINESS (continued) Call Reports and Examination Cycle All institutions, regardless of size, submit a quarterly call report that includes data used by federal banking agencies to monitor the condition, performance, and risk profile of individual institutions and the industry as a whole. The EGRRCPA contained provisions expanding the number of regulated institutions eligible to use streamlined call report forms. In June 2019, the federal banking agencies issued a final rule to permit insured depository institutions with total assets of less than $5 billion that do not engage in certain complex or international activities to file the most streamlined version of the quarterly call report, and to reduce data reportable on certain streamlined call report submissions. Effect of Governmental Monetary Policies As with other financial institutions, the earnings of the Company and the Bank are affected by general economic conditions as well as by the monetary policies of the FRB. Such policies, which include regulating the national supply of bank reserves and bank credit, can have a major effect upon the source and cost of funds and the rates of return earned on loans and investments, and on levels of inflation in the United States. The FRB exerts a substantial influence on interest rates and credit conditions, primarily through establishing target rates for federal funds, open market operations in U.S. Government securities, varying the discount rate on member bank borrowings and setting cash reserve requirements against deposits. Changes in monetary policy, including changes in interest rates, will influence the origination of loans, the purchase of investments, the generation of deposits, and rates received on loans and investment securities and paid on deposits. Federal Reserve monetary policies have had a significant effect on the operating results of community banks, including us, in the past and are expected to do so in the future. Application of Supervisory Guidance to the Company and the Bank On March 31, 2021, the Federal Reserve issued a final rule outlining and confirming the use of supervisory guidance for regulated institutions, including bank holding companies like the Company. The rule generally codifies a statement issued by the federal banking agencies in September 2018 clarifying the differences between regulations and guidance, and provides that, unlike a law or regulation, supervisory guidance does not have the force and effect of law, and the agencies do not take enforcement actions based on supervisory guidance. Rather, guidance outlines expectations and priorities, or articulates views regarding appropriate practices for a specific subject. The rule became effective on April 30, 2021. The Company has not been materially impacted by the effectiveness of this rule. Future Regulation From time to time, various legislative and regulatory initiatives are introduced in Congress and state legislatures, as well as by regulatory agencies. Such initiatives may include proposals to expand or contract the powers of bank holding companies and depository institutions or to substantially change the financial institution regulatory system. Such legislation could change banking statutes and the operating environment of the Company and the Bank in substantial and unpredictable ways. If enacted, such legislation could increase or decrease the cost of doing business, limit or expand permissible activities or affect the competitive balance among banks, savings associations, credit unions, and other financial institutions with which we compete. The Company cannot predict whether any such legislation will be enacted, and, if enacted, the effect that it, or any implementing regulations, would have on its financial condition or results of operations. A change in statutes, regulations or regulatory policies applicable to the Company and the Bank could have a material effect on our business. Where You Can Find More Information The Company files quarterly, annual and periodic reports, proxy statements and insider filings with the SEC. The Company’s SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. The Company’s SEC filings also are available through our website, www.CBTCares.com. Copies of documents may also be obtained free of charge by directing a request by telephone to (276) 656-1776 or mail to Investor Relations, Carter Bankshares, Inc., 1300 Kings Mountain Road, Martinsville, Virginia 24112.

15 CARTER BANKSHARES, INC. AND SUBSIDIARIES Form 10-K ITEM 1A. RISK FACTORS Investments in the Company’s common stock involves risks. In addition to the other information set forth in this Annual Report on Form 10-K, including the information addressed above under “Important Note Regarding Forward-Looking Statements,” investors in the Company’s common stock should carefully consider the risk factors discussed below. The following discussion highlights the risks that we believe are material to the Company, but the following discussion does not necessarily include all risks that we may face, and an investor in the Company’s common stock should not interpret the disclosure of a risk in the following discussion to state or imply that the risk has not already materialized. These factors could materially and adversely affect the Company’s business, financial condition, liquidity, results of operations, and capital position, and could cause the Company’s actual results to differ materially from its historical results or the results contemplated by the forward-looking statements contained in this Annual Report on Form 10-K, in which case, the trading price of the Company’s common stock could decline. Risks Related to Credit Nonperforming assets can take significant time to resolve and may adversely affect the Company’s results of operations and financial condition, and could result in further losses in the future. As of December 31, 2023, our nonperforming loans totaled $309.5 million, or 8.83%, of the Company’s loan portfolio. The Company’s policy is to place loans in nonaccrual status when collection of interest or principal is doubtful, or generally when interest or principal payments are 90 days or more past due based on contractual terms. While the Company generally seeks to reduce or resolve problem assets through, among other methods, loan workouts, restructurings, or sales of the loans or underlying collateral, decreases in the value of the underlying collateral, decreases in the respective borrowers’ financial condition, profitability, or operating performance, or efforts by the respective borrowers’ to delay or avoid legal processes may inhibit such reduction or resolution efforts which, in turn, could adversely impact the Company’s business, financial condition and results of operations. The Company’s nonperforming assets adversely affect its business, financial condition and results of operations in various ways. The Company does not record interest income on nonaccrual loans or OREO; thus nonperforming assets adversely affect the Company’s net income and returns on assets and equity, increase the Company’s loan administration costs and adversely affects the Company’s results of operations and efficiency ratio. The resolution of nonperforming assets requires significant time commitments from management which can adversely impact the Company’s and Bank’s other strategic and operational priorities. If the Bank takes collateral in foreclosure and via a similar proceeding, the Bank is required to mark the collateral to its then-fair market value, which may result in a loss, and the Bank will incur legal and other expenses, which may be significant, in connection with the foreclosure and sale process. Nonperforming loans and OREO can also increase the Company’s and the Bank’s risk profile and the level of regulatory capital that their respective banking regulators believe is appropriate. Nonperforming loans and OREO also can adversely impact the Company’s liquidity available with secondary liquidity sources, as the Bank is not able to pledge nonperforming loans and OREO as collateral for borrowings from these sources. FDIC expense has increased significantly due to the deterioration in asset quality as a direct result of one large nonperforming loan relationship, which is a component used to determine the assessment. During the second quarter of 2023, the Company placed in nonaccrual status certain commercial loans in the Other segment of the Company’s loan portfolio, all relating to the Bank’s largest lending relationship, that have an aggregate principal amount of $301.9 million. Because the Company placed these loans on nonaccrual status, the Company was unable to accrue approximately $30.0 million of interest income related to these loans as of December 31, 2023. The Company’s level of credit risk is elevated due to relationship exposure to the Company’s largest lending relationship. As of December 31, 2023, the Company’s largest lending relationship operates in the hospitality, agriculture and energy sectors and had loans outstanding with an aggregate principal amount of $301.9 million. All such loans are classified in the Other segment of the Company’s loan portfolio. During the second quarter of 2023, the Company placed these loans on nonaccrual status due to loan maturities and failure to pay in full. This lending relationship comprises 96.8% of the Company’s nonperforming assets and 97.5% of the Company’s nonperforming loans and 8.6% of total portfolio loans at December 31, 2023.

16 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 1A. RISK FACTORS (continued) The Company has initiated collection processes with respect to such loans and intends to explore all alternatives for repayment or recovery. Although the Company believes it is well secured based on the net carrying value of the credit relationship and appropriately reserved for potential losses with respect to all such loans based on information currently available, we cannot give any assurance as to the timing or amount of future payments or collections on such loans or that the Company will ultimately collect all amounts contractually due under the terms of such loans. Further deterioration of this lending relationship, including adverse changes in the financial condition of the respective borrowers or guarantors, potential claims by other creditors of the respective borrowers, further litigation with the respective borrowers or guarantors or adverse changes in the value of collateral that secures this lending relationship, could require the Company to increase its allowance for loan losses or result in significant losses to the Company, which could have a material adverse effect on the Company’s business, financial condition and results of operations. A large percentage of the Company’s commercial loans are secured by real estate, and an adverse change in the real estate market or in economic conditions more generally may result in losses and adversely affect our profitability. Approximately 92.4% of the Company’s commercial loan portfolio as of December 31, 2023, was comprised of loans secured by real estate. An adverse change in the economy affecting occupancy and/or rental rates in the investment real estate market areas we serve could increase the likelihood of defaults. Real estate collateral securing the Company’s loans are a secondary source of repayment in the event of unremedied defaults. The value of the Company’s collateral could be impaired by changes in demand, rental rates and capitalization rates and could be insufficient to recover outstanding principal and interest. As a result, the Company’s profitability and financial condition could be negatively impacted by an adverse change in the real estate market. The Company’s CRE loan portfolio is concentrated predominantly in North Carolina and Virginia, within the retail, multifamily, hospitality, warehouse and office metrics. As a result of this concentration of the company’s loan portfolio, it may be more sensitive, as compared to more diversified institutions, to future disruptions in and deterioration of this market. The Company relies on independent appraisals to determine the value of the real estate which secures a significant portion of our loans, and the values indicated by such appraisals may not be realizable if foreclosure on such loans is forced. A significant portion of the Company’s loan portfolio consists of loans secured by real estate. We rely on independent appraisers to provide professional opinions of the value of such real estate. Appraisals are only estimates of value and the independent appraisers may make mistakes of fact or judgment that adversely affect the reliability of their appraisals. In addition, events occurring after the initial appraisal may cause the value of the real estate to increase or decrease. As a result of any of these factors, the real estate securing some of the loans may be more or less valuable than anticipated at the time the loans were made. If a default occurs on a loan secured by real estate that is less valuable than originally estimated, the Company may not be able to recover the outstanding balance of the loan. Appraisal valuations can be impacted by changes in the equilibrium between supply and demand, changes in occupancy, lease rates and capitalization rates. Appraisals can also be impacted by the information available to the appraiser, including age of industry, market or borrower information, by access to property that is the subject of the appraisal, and by changing economic, industry or market conditions. The bank updates appraisals in connection with defined extensions of credit, which includes but is not limited to requests for additional loan funding, material changes to the loan’s amortization or material extensions of the maturity date. Additionally, the bank will generally update appraisals when the loan is considered collateral dependent and is either subject to Individually Evaluated Loan status or prior to the completion of a foreclosure initiating a collection process. The Company’s level of credit risk is elevated due to the concentration of commercial real estate loans and commercial real estate construction loans in its portfolio. As of December 31, 2023, the Company’s exposure to loans secured by commercial purpose real estate, including investment real estate loans related to hospitality, retail and multifamily apartments (but excluding construction) equated to $1.8 billion, or 51.2% of its total loan portfolio. The average balance of these loans are generally larger

17 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 1A. RISK FACTORS (continued) Form 10-K and these loans generally involve a more complex degree of financial and credit risk than loans secured by residential real estate. Repayment of these loans is dependent on the success of the borrower’s underlying business and/or the borrower’s ability to generate leases in order to receive sufficient cash flow to service its debts. The financial and credit risk associated with these loans is a result of several factors, including, but not limited to, macroeconomic conditions affecting supply, demand and property valuations, as well as larger balances in a smaller population of loans. The Company’s exposure to hospitality at December 31, 2023 equated to approximately $341.1 million, or 9.7% of its total loan portfolio. These were mostly loans secured by upscale or top tier flagged hotels, which have historically exhibited low leverage and strong operating cash flows. The Company’s exposure to commercial real estate construction loans at December 31, 2023 equated to approximately $500.0 million, or 14.3% of total portfolio loans. Construction loans are inherently risky. These risks include, but are not limited to, potential adverse changes in material costs resulting in cost overruns, and the potential that the general contractors develop financial stress and are unable to complete projects and the speculative nature of lease up risk. A severe downturn in real estate could affect demand for leases, capitalization rates and property valuations, which could adversely affect our financial condition and results of operations. Our allowance for credit losses may be insufficient. The measure of our allowance for credit losses is dependent on the interpretation and application of the Current Expected Credit Losses (“CECL”) methodology, which the Company adopted effective January 1, 2021, and which replaced the incurred loss methodology that was used by the Company and the Bank under GAAP prior to that date. The CECL methodology reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. Accordingly, the implementation of the CECL model changed the Company’s current method of providing allowance for credit losses (“ACL”) and resulted in material changes in the Company’s accounting for credit losses on financial instruments. The CECL model may create more volatility in the Company’s level of ACL, which, if materially increased, could adversely affect our business, financial condition, and results of operations. We have and will continue to implement further enhancements or changes to our methodology, models and the underlying assumptions, estimates and assessments, as needed. If the assumptions or estimates we use in adopting the new standard are incorrect or we need to change our underlying assumptions and estimates, there may be a material adverse impact on our results of operation and financial condition. We maintain an ACL at a level we believe is adequate to absorb expected losses in our loan portfolio as of the corresponding balance sheet date. The process to determine the ACL uses models and assumptions that require us to make difficult and complex judgments that are often interrelated, including how borrowers will perform in changing economic and market conditions. Also, we may fail to accurately identify the appropriate economic indicators, to accurately estimate the timing of future changes in economic or market conditions, or to estimate accurately the impacts of future changes in economic or market conditions on our borrowers. Any of these failures could significantly impact the accuracy of our loss forecasts and allowance estimates and the sufficiency of our ACL. If the models, estimates, and assumptions we use to establish reserves or the judgments we make in extending credit to our borrowers prove inaccurate in predicting future events, we may suffer unexpected losses. There is no guarantee that our ACL will be sufficient to address credit losses, particularly if the economic outlook deteriorates significantly and quickly, or if a specific segment of the Company’s loan or borrower portfolio is adversely impacted by changing market or other conditions. In such an event, we may need to increase our ACL, which would result in provisions for credit losses that would reduce our earnings. Management evaluates the appropriateness of the ACL for the “Other” segment through the projected discounted cash flow analysis with various assumptions and multiple scenarios. It is difficult to predict the specific resolution of this relationship. As a result, the reserve analysis employs a number of potential outcomes, which are weighted based on probabilities as determined by management based on current information available to us. Additionally, to the extent that credit losses are worse than expected, which could be caused by persistent inflation or an economic recession that negatively impacts borrowers, we may need to increase our provision for loan losses.

18 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 1A. RISK FACTORS (continued) Our real estate lending business can result in increased costs associated with Other Real Estate Owned (“OREO”). Because we originate loans secured by real estate, we may have to foreclose on the collateral property to protect our investment and may thereafter own and operate such property, in which case we are exposed to the risks inherent in the ownership of real estate. We use methods for valuing collateral for individually evaluated loans and OREO that are in compliance with Accounting Standards Codification (“ASC”) Topic 310 Receivables. The methods require the use of assumptions that are subject to change based on events impacting real estate values. The amount that we may realize after a default is dependent upon factors outside of our control, including, but not limited to, general or local economic conditions, environmental cleanup liability, neighborhood values, interest rates, real estate tax rates, operating expenses of the mortgaged properties, and supply of and demand for properties. Certain expenditures associated with the ownership of income producing real estate, principally real estate taxes and maintenance costs, may adversely affect the net cash flows generated by the real estate. Therefore, the cost of operating income-producing real property may exceed the rental income earned from such property, and we may have to advance funds to protect our investment or we may be required to dispose of the real property at a loss. Risks Related to Our Operations, Cybersecurity and Technology A failure in or breach of our operational or security systems or infrastructure, or those of third parties, could disrupt the Company’s businesses, and adversely impact our results of operations, liquidity and financial condition, as well as cause reputational harm. The Company’s operational and security systems, infrastructure, including our computer systems, data management, and internal processes, as well as those of third parties, are integral to our business. We rely on our associates and third parties in our day-to-day and ongoing operations, who may, as a result of human error, misconduct or malfeasance, or failure or breach of third-party systems or infrastructure, expose us to risk. We have taken measures to implement backup systems and other safeguards to support our operations, but our ability to conduct business may be adversely affected by any significant disruptions to us or to third parties with whom we interact. In addition, our ability to implement backup systems and other safeguards with respect to third-party systems is more limited than with our own systems. The Company handles a substantial volume of customer and other financial transactions every day. Our financial, accounting, data processing, check processing, electronic funds transfer, loan processing, online and mobile banking, backup or other operating or security systems and infrastructure may fail to operate properly or become disabled or damaged as a result of a number of factors including events that are wholly or partially beyond our control. This could adversely affect our ability to process these transactions or provide these services. There could be sudden increases in customer transaction volume, electrical, telecommunications or other major physical infrastructure outages, natural disasters, events arising from local or larger scale political or social matters, including terrorist acts, and cyber-attacks. We continuously update these systems to support our operations and growth. This updating entails significant costs and creates risk associated with implementing new systems and integrating them with existing ones. Operational risk exposures could adversely impact our results of operations, liquidity and financial condition, and cause reputational harm. A cyber-attack, information or security breach, or a technology failure of ours or of a third-party could adversely affect the Company’s ability to conduct business or manage exposure to risk, resulting in the disclosure or misuse of confidential or proprietary information, increase costs to maintain and update our operational systems, security systems, and infrastructure, and adversely impact results of operations, liquidity and financial condition, as well as cause reputation harm. The Company’s business is highly dependent on the security and efficacy of our infrastructure, computer and data management systems, as well as those of third parties with whom we interact and rely upon. Cyber security risks for financial institutions have significantly increased in recent years in part because of the proliferation of new technologies, the use of the internet and telecommunications technologies to conduct financial transactions, and the increased sophistication and activities of organized crime, hackers, terrorists and other external parties, including foreign state actors. Our operations rely on the secure processing, transmission, storage and retrieval of confidential, proprietary and other information in our computer and data management systems and networks, and in the computer

19 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 1A. RISK FACTORS (continued) Form 10-K and data management systems and networks of third parties. We rely on digital technologies, computer, database and email systems, software, and networks to conduct our operations. In addition, to access our network, products and services, our customers and third parties may use personal mobile devices or computing devices that are outside of our network environment. Financial services institutions have been subject to, and are likely to continue to be the target of, cyber-attacks, including computer viruses, malicious or destructive code, phishing attacks, denial of service or other security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of confidential, proprietary and other information of the institution, its associates or customers or of third parties, or otherwise materially disrupt network access or business operations. For example, denial of service attacks have been launched against a number of large financial institutions and several large retailers have disclosed substantial cyber security breaches affecting debit and credit card accounts of their customers. We have not experienced material cyber security incidents in the past, but there is no assurance that we will not experience an attack in the future. Technology failures, cyber-attacks or other information or security breaches can cause material losses or other material consequences, and even with all reasonable security efforts, not every system or network breach can be prevented or even detected. Furthermore, because some of our employees are working remotely from their homes, there is an increased risk of disruption to our operations because our employees’ residential networks and infrastructure may not be as secure as our office environment. In addition to external threats, insider threats also represent a risk to us. Insiders, having legitimate access to our systems and the information contained in them, have the opportunity to make inappropriate use of the systems and information. We have policies, procedures and controls in place designed to prevent or limit this risk, but we cannot guarantee that such policies, procedures and controls fully mitigate this risk. As cyber threats continue to evolve, we may be required to expend significant additional resources to continue to modify and enhance our protective measures or to investigate and remediate any information security vulnerabilities or incidents. Any of these matters could result in loss of customers and business opportunities, significant disruption to our operations and business, misappropriation or destruction of our confidential information and/or that of our customers, damage to computers or systems of our customers and/or third parties, violation of applicable privacy laws and other laws, litigation, costs associated with customer notification and credit monitoring services, increased insurance premiums, regulatory fines, penalties or intervention, loss of confidence in our security measures, reputational damage, reimbursement or other compensatory costs, and additional compliance costs. In addition, any of the matters described above could adversely impact our results of operations and financial condition. The Company relies on third-party providers and other suppliers for a number of services that are important to our business. An interruption or cessation of an important service by any third-party could have a material adverse effect on our business. The Company is dependent for the majority of our technology, including our core operating system, on third-party providers. If these companies were to discontinue providing services to us, we may experience significant disruptions to our business. In addition, each of these third parties faces the risk of a cyber-attack, information breach or loss, or technology failure and there is no assurance that they have not or will not experience a system or network breach. If any of our third-party service providers experience such difficulties, or if there is any other disruption in our relationships with them, we may be required to find alternative sources of such services, which may not be on comparable or commercially reasonable terms. We are dependent on these third-party providers securing their information systems, over which we have no control, and any failure to maintain performance, reliability and security of these systems could have a significant adverse effect on our financial condition or results of operations. A breach of our third-party providers’ information systems could adversely affect our ability to process transactions, service our clients or manage our exposure to risk and could result in the disclosure of sensitive, personal customer information, which could have a material adverse impact on our business through damage to our reputation, loss of customer business, remedial costs, additional regulatory scrutiny or exposure to civil litigation and possible financial liability. Assurance cannot be provided that we could negotiate terms with alternative service sources that are as favorable or could obtain services with similar functionality as found in our existing systems without the need to expend substantial resources, if at all, thereby resulting in a material adverse impact on our business and results of operations.

20 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 1A. RISK FACTORS (continued) The Company is dependent on its management team, and the loss of any senior executive officers or other key personnel could impair its relationship with its customers and adversely affect its business and financial results. We believe that our growth and future success will depend in large part on the skills of our executive officers. We also depend upon the experience of the senior executive officers and other key personnel and their relationship with the communities they serve. The loss of the services of one or more of these officers or key personnel could have an adverse impact on the business of the Company because of their skills, knowledge of the market, years of industry experience and the difficulty promptly finding qualified replacement personnel. The success of our business strategies depends on our ability to identify and recruit individuals with experience and relationships in our primary markets. The successful implementation of our business strategy will require us to continue to attract, hire, motivate and retain skilled personnel to develop new customer relationships as well as new financial products and services. The market for qualified management personnel is competitive, which has contributed to salary and employee benefit costs that have risen and are expected to continue to rise, which may have an adverse effect on the Company’s net income (loss). In addition, the process of identifying and recruiting individuals with the combination of skills and attributes required to carry out our strategy is often lengthy, and we may not be able to effectively integrate these individuals into our operations. Our inability to identify, recruit and retain talented personnel to manage our operations effectively and in a timely manner could limit our growth or impair our ability to implement our business strategy effectively and efficiently, which could materially adversely affect our business. Risks Related to Market Conditions, Interest Rates and Investments The Company’s business is subject to interest rate risk and fluctuations in interest rates may adversely affect its earnings and capital levels. The majority of our assets are monetary in nature and, as a result, we are subject to significant risk from changes in interest rates. Changes in interest rates can impact our net interest income as well as the valuation of our assets and liabilities. Also, our earnings are significantly dependent on net interest income, which is the difference between interest income on interest-earning assets, such as loans and securities, and interest expense on interest-bearing liabilities, such as deposits and borrowings. We expect we will experience “gaps” in the interest rate sensitivities of our assets and liabilities, meaning that either our interest-bearing liabilities will be more sensitive to changes in market interest rates than our interest-earning assets, or vice versa. In either event, if market interest rates should move contrary to our position, this “gap” will work against us and our earnings may be negatively affected. To combat rising inflation, between March of 2022 and July of 2023, the Federal Reserve raised the federal funds benchmark rate by a total of 525 basis points. Although the Federal Reserve has held rates steady since July 2023 and signaled the potential for rate cuts in 2024, if interest rates do not rise, or if the Federal Reserve lowers the target federal funds rate to below 0%, such low rates could limit our interest rate spread and may adversely affect our business forecasts. Moreover, if the interest rates on our interest-bearing liabilities increase at a faster pace than the interest rates on our interest-earning assets, the result would be a reduction in net interest income and with it, a reduction in net earnings. Further increases in the general level of interest rates, to combat inflation or otherwise, may also, among other things, result in a change in the mix of noninterest and interest-bearing accounts, reduce the demand for loans or increase the rate of default on existing loans. Conversely, a decrease in the general level of interest rates may, among other things, lead to an increase in prepayments on loans and increased competition for deposits. Accordingly, changes in the general level of market interest rates may affect net yield on interest-earning assets, loan origination volume, loan portfolios, and funding costs which impact our overall results. Although our asset-liability management strategy is designed to control our risk from changes in the general level of market interest rates, market interest rates will be affected by many factors outside of our control, including inflation, recession, changes in unemployment, other economic conditions, money supply and international disorder and instability in domestic and foreign financial markets. We are unable to predict changes in interest rates, which are affected by factors beyond our control, including inflation, deflation, recession, unemployment, money supply and other changes in financial markets. It is possible that significant or unexpected changes in interest rates may take place in the future, and we cannot always accurately predict the nature or magnitude of such changes or how such changes may affect our business or results of operations.

21 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 1A. RISK FACTORS (continued) Form 10-K The value of our investment securities could decline. Changes in interest rates could cause the value of our investment securities to decline. We hold available-for-sale investment securities, which are carried at fair value, the majority of which are high-quality, liquid fixed income securities. The determination of fair value for certain of these securities requires significant judgment of management. Therefore, the market price we receive for our investment securities could be less than the carrying value for such securities. Further, the value of our investment portfolio could decline for numerous reasons, many of which are outside our control, including general market conditions, volatility in the securities market, changes in market interest rates, and inflation rates or expectations of inflation. For example, increases in interest rates or changes in interest rate spreads may negatively impact the fair value of our investment securities and may adversely affect accumulated other comprehensive income and, thus, our equity levels. Changes in interest rates could adversely affect our income and cash flows and may result in higher defaults and lower collateral values in a rising rate environment. Changes in interest rates influence the origination of loans, the prepayment of loans, the fair value of existing assets and liabilities, the purchase of investments, the retention and generation of deposits, the rates received on loans and investment securities, and the rates paid on deposits or other sources of funding. In general, periods of rising interest rates and other inflationary pressures can have a significant negative effect on our borrowers, and particularly on borrowers that operate businesses that generate revenue to pay principal and interest on commercial loans. Periods of rising interest rates and other inflationary pressures could cause the values of collateral securing our loans to decline. If either our borrowers are negatively impacted by rising interest rates or other inflationary pressures, or if the value of collateral securing our loans declines, our financial performance may be negatively impacted. Inflation could negatively impact our business, our profitability, and our stock price. Volatility and uncertainty related to inflation and the effects of inflation, may lead to increased costs for businesses and consumers and potentially contribute to poor business and economic conditions. For example, higher inflation, or volatility and uncertainty related to inflation, could reduce demand for the Company’s products, which could affect the creditworthiness of the Company’s borrowers, result in lower values for the Company’s investment securities and other interest-earning assets and increase expense related to talent acquisition and retention. If significant inflation continues the Company could result in missed earnings and budgetary projections causing our stock price to suffer. Risks Related to Liquidity Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults, or non-performance by financial institutions or transactional counterparties, may have a material adverse effect on our financial condition and results of operations. Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, which may be compounded by the reach and depth of media attention, including social media, have in the past and may in the future lead to market-wide liquidity problems. Liquidity is essential to the Company’s banking business, and the Company’s business strategies are largely based on access to funding from customer deposits and supplemental funding provided by secondary liquidity sources, including wholesale funding facilities. Deposit levels may be impacted by industry factors, market interest rates, rates paid for deposits by other financial institutions and market interest rates generally, inflationary conditions, general economic conditions than can impact savings rates, and banking industry conditions that can impact customers perceptions of the safety and soundness of the banking industry generally or of specific financial institutions. The failures of Silicon Valley Bank, Signature Bank and First Republic Bank in the first quarter of 2023, and the resulting industry turmoil, have underscored the importance of maintaining diversified funding sources to ensure the safety and soundness of a financial institution. In response to these failures, the Treasury Department, the Federal Reserve Board (“FRB”) and the FDIC approved actions enabling the FDIC to complete its resolution of Silicon Valley Bank, Signature Bank and First Republic Bank in a manner that fully protected depositors by utilizing the FDIC Deposit Insurance Fund, and the Federal Reserve

22 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 1A. RISK FACTORS (continued) took actions to make available additional term funding for eligible financial institutions to help ensure continued liquidity in the banking industry. It is uncertain whether these additional steps will be sufficient to address the turmoil in the banking industry, ensure continued funding and liquidity, reduce the risk of deposit outflows, and particularly sudden outflows, from banks. Should any of these conditions materialize, our liquidity, financial condition and results of operations could be materially and adversely impacted. The Company’s liquidity could be impaired by an inability to access short-term funding or the inability to monetize liquid assets. If significant volatility or disruptions occur in the wholesale funding or investment securities markets, the Company’s ability to access short-term liquidity could be materially impaired. In addition, other factors outside of the Company’s control could limit the Company’s ability to access short-term funding or to monetize liquid assets, including by selling investment securities at an attractive price or at all, operational issues that impact third parties in the funding or securities markets or unforeseen significant deposit outflows. The Company’s inability to access short-term funding or inability to monetize liquid assets could impair the Company’s ability to make new loans or meet existing lending commitments, and could adversely impact the Company’s overall financial condition, liquidity and regulatory capital. We rely substantially on deposits obtained from customers in our target markets to provide liquidity and support growth, and impairment of our access to funding may negatively affect our financial performance. Our primary funding and liquidity source to support our business strategies is a stable customer deposit base. Deposit levels may be affected by a number of factors, including interest rates paid by competitors, general interest rate levels, returns available to customers on alternative investments and general economic conditions. If our deposit levels fall, we could lose a relatively low-cost source of funding and our interest expense would likely increase as we obtain alternative funding to replace lost deposits. If local customer deposits are not sufficient to fund our normal operations and growth, we will look to outside sources, such as fed funds lines with other financial institutions or borrowings with the FHLB and we have access to the institutional CD market and the brokered deposit market. We may also seek to raise funds through the issuance of shares of our common stock, or other equity or equity-related securities, or debt securities including subordinated notes as additional sources of liquidity. A number of factors, many of which are outside the Company’s control, could make accessing such financing more difficult or more expensive, or could make such financing unavailable altogether, including the financial condition of the Company, rate disruptions in the capital markets, the attractiveness of investing in or lending to financial services companies generally, and competition for funding from other banks, holding companies or similar financial service companies, some of which could be substantially larger or have stronger credit ratings or profiles. If we are unable to access funding sufficient to support our business operations and growth strategies or are only able to access such funding on unattractive terms, we may not be able to implement our business strategies which may negatively affect our financial performance. Our ability to meet contingency funding needs, in the event of a crisis that causes a disruption to our core deposit base, is dependent on access to wholesale markets, including funds provided by the FHLB of Atlanta. We own stock in the FHLB of Atlanta, in order to qualify for membership in the FHLB system, which enables us to borrow on our line of credit with the FHLB that is secured by a blanket lien on select commercial loans, multifamily loans, residential mortgages and investment securities available-for-sale and is estimated to be equal to 25% of our assets approximating $1.1 billion, with available borrowing capacity subject to the amount of eligible collateral pledged at any given time. Changes or disruptions to the FHLB or the FHLB system in general may materially impact our ability to meet short and long-term liquidity needs or meet growth plans. Additionally, we cannot be assured that the FHLB will be able to provide funding to us when needed, nor can we be certain that the FHLB will provide funds specifically to us, should our financial condition and/or our regulators prevent access to our line of credit. The inability to access this source of funds could have a materially adverse effect on our ability to meet our customer’s needs. Our financial flexibility could be severely constrained if we were unable to maintain our access to funding or if adequate financing is not available at acceptable interest rates. Other wholesale market sources of liquidity include the Fed discount window, the brokered CD market, and our four fed funds lines totaling $95.0 million with correspondent banks. Additionally, we have a large bond portfolio that can be used for liquidity purposes, including pledging or outright sales. It should also be noted that our customer base is very diversified and granular, which should minimize any unexpected deposit outflows. Average commercial deposit account balances are $42 thousand, and average consumer retail deposit account balances are $14 thousand.

23 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 1A. RISK FACTORS (continued) Form 10-K We rely on dividends from our subsidiaries for most of our revenue. The Company is a separate and distinct legal entity from the Bank. A substantial portion of the Company’s revenue comes from dividends from the Bank. Various federal and Virginia laws and regulations limit the amount of dividends that the Bank may pay to us. Also, in the event the Bank is unable to pay dividends to the Company, the Company may not be able to service any debt that is outstanding, pay obligations, or pay any future dividends on its common stock. The inability to receive dividends from the Bank could have a material adverse effect on our business, financial condition, and results of operations. Risks Related to Our Business Strategy Our profitability depends significantly on economic conditions. Our success depends primarily on the general economic conditions of the geographic markets in which we operate, primarily in Virginia and North Carolina. The local economic conditions in the areas where we operate have a significant impact on our commercial, real estate and construction loans, the ability of our borrowers to repay their loans and the value of the collateral securing these loans and on customer demand for loans, deposits and other bank products. A significant decline in general economic conditions, including pandemics or significant health hazards (such as the COVID-19 pandemic), inflation, recession, acts of terrorism, outbreak of hostilities (including the military conflict between Russia and Ukraine and between Israel and Palestine) or other international or domestic calamities, unemployment or other factors, all of which are beyond our control, could impact economic conditions and negatively affect our financial results. We face strong competition from financial services companies and other companies that offer banking services which could negatively affect our business. We conduct our banking operations primarily in Virginia and North Carolina, including Fredericksburg, Charlottesville, Lynchburg, Roanoke, Blacksburg, Martinsville, and Danville in Virginia, and Greensboro, Charlotte, Raleigh and Mooresville in North Carolina. Increased competition in these markets may result in reduced loans and deposits. Ultimately, we may not be able to compete successfully against current and future competitors. Many competitors offer the same banking services that we offer in our service area. These competitors include national banks, regional banks and other community banks. We also face competition from many other types of financial institutions, including without limitation, savings and loan institutions, finance companies, brokerage firms, insurance companies, credit unions, mortgage banks and other financial intermediaries. In particular, our competitors include several major financial companies whose greater resources may afford them a marketplace advantage by enabling them to maintain numerous banking locations and ATMs, conduct extensive promotional and advertising campaigns and offer a wider range of products, services and technologies. Additionally, banks and other financial institutions with larger capitalization and financial intermediaries not subject to bank regulatory restrictions have larger lending limits and are thereby able to serve the credit needs of larger customers. Areas of competition include interest rates for loans and deposits, efforts to obtain deposits, and range and quality of products and services provided, including new technology-driven products and services. Technological innovation continues to contribute to greater competition in domestic and international financial services markets as technological advances enable more companies to provide financial services, products and services traditionally provided by banks, such as automatic transfer and automatic payment systems. We also face competition from out- of-state financial intermediaries that have opened loan production offices or that solicit deposits in our market areas. If we are unable to attract and retain banking customers, we may be unable to continue to grow our loan and deposit portfolios or may be required to increase the rates we pay on deposits or lower the rates we offer on loans and results of operations and financial condition may otherwise be adversely affected. Our customers may increasingly decide not to use the Bank to complete their financial transactions, which would have a material adverse impact on our financial condition and operations. Technology and other changes are allowing parties to complete financial transactions through alternative methods that have historically involved banks. For example, customers can now maintain funds that would have historically been held as bank deposits in brokerage accounts, mutual funds, or general-purpose reloadable prepaid cards. Customers can

24 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 1A. RISK FACTORS (continued) also complete transactions such as paying bills and/or transferring funds directly without the assistance of banks. We face increasing competition from fintech companies, as trends toward digital financial transactions have accelerated since the COVID-19 pandemic. The process of eliminating banks as intermediaries, known as “disintermediation,” could result in the loss of fee income, as well as the loss of customer deposits and the related income generated from those deposits. The loss of these revenue streams and the lower cost of deposits as a source of funds could have a material adverse effect on our financial condition and results of operations. Risks Related to Regulatory Compliance and Legal Matters We are subject to extensive government regulation and supervision. Banking regulations are primarily intended to protect depositors’ funds, federal deposit insurance funds and the banking system as a whole, not security holders. These regulations affect our lending practices, capital structure, investment practices, dividend policy and growth, among other things. Congress and federal regulatory agencies continually review banking laws, regulations and policies for possible changes. Changes to statutes, regulations or regulatory policies, including changes in interpretation or implementation of statutes, regulations or policies, could affect us in substantial and unpredictable ways. Such changes could subject us to additional costs, limit the types of financial services and products we may offer and/or increase the ability of non-banks to offer competing financial services and products, among other things. For example, we currently derive a portion of our noninterest income from consumer overdraft fees, which have recently come under scrutiny by banking regulators and politicians. Such regulators or politicians could act to impose additional restrictions on overdraft fee programs which could reduce our noninterest income, increase our compliance costs, or increase our exposure to regulatory and legal claims related to our overdraft program. Failure to comply with laws, regulations, policies or supervisory guidance could result in enforcement and other legal actions by Federal or state authorities, including criminal and civil penalties, the loss of FDIC insurance, the revocation of a banking charter, other sanctions by regulatory agencies, civil money penalties and/or reputational damage. In this regard, government authorities, including the bank regulatory agencies, are pursuing aggressive enforcement actions with respect to compliance and other legal matters involving financial activities, which heightens the risks associated with actual and perceived compliance failures. See “Supervision and Regulation” included in Item 1, Business, of this Annual Report on Form 10-K for a more detailed description of the certain regulatory requirements applicable to the Bank. Regulatory capital standards may require the Company and the Bank to maintain higher levels of capital and liquidity, which could adversely affect its return on equity and otherwise affect its business. The Company and the Bank are each subject to capital adequacy guidelines and other regulatory requirements specifying minimum amounts and types of capital, which each must maintain. From time to time, regulators implement changes to these regulatory capital adequacy guidelines. In addition, regulators may require the Company to maintain higher levels of regulatory capital based on the Company’s condition, risk profile, or growth plans or conditions in the banking industry or economy. The Basel III capital adequacy standards applicable to the Company and the Bank impose stricter capital requirements and leverage limits than the requirements to which the Company and the Bank were subject in the past. The application of more stringent capital requirements could, among other things, result in lower returns on equity, require the raising of additional capital, and result in regulatory actions if the Company were to be unable to comply with such requirements. Furthermore, the imposition of liquidity requirements in connection with the implementation of Basel III capital adequacy standards could result in the Company having to lengthen the term of its funding, restructure its business models, and/or increase its holdings of liquid assets. Implementation of changes to asset risk weightings for risk-based capital calculations, items included or deducted in calculating regulatory capital and/or additional capital conservation buffers could result in management modifying its business strategy, and could limit the Company’s ability to make distributions, including paying out dividends or buying back shares. If the Company and the Bank fail to meet these minimum capital guidelines and/or other regulatory requirements, the Company’s financial condition would be materially and adversely affected.

25 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 1A. RISK FACTORS (continued) Form 10-K Failure to maintain effective systems of internal control over financial reporting and disclosure controls and procedures could have a material adverse effect on our results of operation and financial condition. Effective internal controls over financial reporting and disclosure controls and procedures are necessary for us to provide reliable financial reports and effectively prevent fraud and to operate successfully as a public company. We are required to establish and maintain an adequate internal control structure over financial reporting. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results would be harmed. As part of our ongoing monitoring of internal control, we may discover material weaknesses or significant deficiencies in our internal control that require remediation. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis. Our inability to maintain the operating effectiveness of the controls described above could result in a material misstatement to our financial statements or other disclosures, which could have an adverse effect on our business, financial condition or results of operations. In addition, any failure to maintain effective controls or to timely effect any necessary improvement of our internal and disclosure controls could, among other things, require significant investments of management time, funds and other resources in remediation efforts, result in losses from fraud or error or harm to our reputation, or cause investors to lose confidence in our reported financial information, all of which could have a material adverse effect on our results of operation and financial condition. Claims and litigation against the Company could result in significant expenses or losses or damage to our reputation, which may have a material adverse effect on its financial condition, results of operation or business. The Company operates in a business, legal and regulatory environment that exposes the Company to potential significant litigation risk. The Company may be involved from time to time in a variety of litigation arising out of its business, and the outcome of litigation and other legal matters is frequently uncertain. Litigation and claims against the Company can arise from the Company’s lending activities, commercial agreements, compliance programs, and other general business matters. Such litigation and claims have involved and could involve large amounts in controversy and substantial legal costs necessary for the Company’s defense or to recover amounts owed to the Company, and substantial legal liability, which may or may not be insured, against the Company could materially and adversely impact the Company’s financial condition and results of operations. Even if the Company has insurance coverage for certain claims or legal or administrative actions against it, the Company’s insurance may not cover all claims that may be asserted against it in legal or administrative actions or costs that it may incur defending such actions, and any claims asserted against it, regardless of merit or eventual outcome, may harm the Company’s reputation which may harm the Company’s business. Should the ultimate judgments or settlements and/or costs incurred in any litigation exceed any applicable insurance coverage, they could have a material adverse effect on the Company’s financial condition and results of operation for any period. Litigation may also divert management resources, which may adversely impact the Company’s business and results of operations. The Company is currently involved in significant pending litigation. Please see the information contained in Part II, Item 8. Financial Statements and Supplementary Data – Note 18, “Commitments and Contingencies,” under the heading “Legal Proceedings”. Our risk management framework may not be effective in mitigating risk and loss. We maintain an enterprise risk management program that is designed to identify, quantify, monitor, report and control the risks we face. These risks include, but are not limited to, interest rate, credit, liquidity, operational, reputation, legal, compliance, economic and litigation risk. Although we assess our risk management program on an ongoing basis and make identified improvements to it, we can offer no assurances that this approach and risk management framework (including related controls) will effectively mitigate the risks listed above or limit losses that we may incur. If our risk management program has flaws or gaps, or if our risk management controls do not function effectively, our results of operations, financial condition or business may be adversely affected.

26 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 1A. RISK FACTORS (continued) Our earnings are significantly affected by the fiscal and monetary policies of the federal government and its agencies. The policies of the FRB affect us significantly. The FRB regulates the supply of money and credit in the United States. Its policies directly and indirectly influence the rate of interest earned on loans and paid on borrowings and interest-bearing deposits and can also affect the value of financial instruments we hold. Those policies determine, to a significant extent, our cost of funds for lending and investing, and can significantly impact the levels of inflation in the United States. Changes in those policies are beyond our control and are difficult to predict. FRB policies can also affect our borrowers, potentially increasing the risk that they may fail to repay their loans. For example, a tightening of the money supply by the FRB could reduce the demand for a borrower’s products and services. This could adversely affect the borrower’s earnings and ability to repay a loan, which could have a material adverse effect on our financial condition and results of operations. Increased scrutiny and evolving expectations from customers, regulators, investors, and other stakeholders with respect to environmental, social and governance (“ESG”) practices may impose additional costs on the Company or expose it to new or additional risks. As a regulated financial institution and a publicly traded company, we are facing increasing scrutiny from customers, regulators, investors, and other stakeholders related to ESG practices and disclosure. Investor advocacy groups, investment funds, and influential investors are increasingly focused on these practices, especially as they relate to climate risk, hiring practices, the diversity of the work force, and racial and social justice issues. Failure to adapt to or comply with regulatory requirements or investor or stakeholder expectations and standards could negatively impact the Company’s reputation, ability to do business with certain partners, and stock price. New government regulations could also result in new or more stringent forms of ESG oversight and expanding mandatory and voluntary reporting, diligence, and disclosure. ESG-related costs, including with respect to compliance with any additional regulatory or disclosure requirements or expectations, could adversely impact our results of operations. Risks Related to Owning Our Stock The market price of our common stock may fluctuate significantly in response to a number of factors. Our operating results may fluctuate due to a variety of factors, many of which are outside of our control, including the changing U.S. economic environment and changes in the commercial and residential real estate market, any of which may cause our stock price to fluctuate. If our operating results fall below the expectation of investors or securities analysts, the price of our common stock could decline substantially. Our stock price can fluctuate significantly in response to a variety of factors including, among other things: • volatility of stock market prices and volumes in general; • changes in market valuations of similar companies; • changes in the conditions of credit markets; • changes in accounting policies or procedures as required by the Financial Accounting Standards Board, or other regulatory agencies; • legislative and regulatory actions, including the impact of the Dodd-Frank Act and related regulations, that may subject us to additional regulatory oversight which may result in increased compliance costs and/or require us to change our business model; • government intervention in the U.S. financial system and the effects of and changes in trade and monetary and fiscal policies and laws, including the interest rate policies of the FRB; • additions or departures of key members of management; • fluctuations in our quarterly or annual operating results; and • changes in analysts’ estimates of financial performance.

27 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 1A. RISK FACTORS (continued) Form 10-K Future issuances of the Company’s common stock could adversely affect the market price of the common stock and could be dilutive. The Company is not restricted from issuing additional shares of common stock, and may issue securities that are convertible into or exchangeable for, or that represent the right to receive, shares of common stock. Issuances of a substantial number of shares of common stock, or the expectation that such issuances might occur, including in connection with acquisitions by the Company, could materially adversely affect the market price of the shares of common stock and could be dilutive to shareholders. Because the Company’s decision to issue equity securities in the future will depend on market conditions and other factors, it cannot predict or estimate the amount, timing, or nature of possible future stock issuances. Accordingly, the Company’s shareholders bear the risk that future stock issuances will reduce market prices and dilute their stock holdings in the Company. Common stock is equity and is subordinate to the Company’s existing and future indebtedness and effectively subordinated to all the indebtedness and other non-equity claims against the Bank. Shares of the Company’s common stock are equity interests and do not constitute indebtedness. As such, shares of the common stock will rank junior to all of the Company’s indebtedness and to other non-equity claims against the Company and its assets available to satisfy claims against it, including in the event of the Company’s liquidation. The Company is permitted to incur additional debt. Upon liquidation, lenders and holders of the Company’s debt securities would receive distributions of the Company’s available assets prior to holders of the Company’s common stock. Furthermore, the Company’s right to participate in a distribution of assets upon the Bank’s liquidation or reorganization is subject to the prior claims of the Bank’s creditors, including holders of any depositors of the Bank or any debt issued by the Bank. ITEM 1B. UNRESOLVED STAFF COMMENTS Not applicable. ITEM 1C. CYBERSECURITY Cybersecurity Risk Management and Strategy The Company has developed and implemented a Cybersecurity and Information Technology Incident Response Plan intended to ensure the confidentiality, integrity, and availability of the Company’s critical systems and information. The Company has designed this Cybersecurity and Information Technology Incident Response Plan based in part on the National Institute of Standards and Technology Cybersecurity Framework (“NIST”). Use of the framework does not imply that the Company meets any particular technical standards, specifications, or requirements, but rather the NIST is used as a guide to help identify, assess, and manage cybersecurity risks relevant to the Company’s business. The Company’s Cybersecurity and Information Technology Response Plan is led by our Chief Operations Officer, (“COO”) who is responsible for the oversight and implementation of such plan. Additionally, the COO and the Information Security Manager meet with the Information Technology Steering Committee (“IT Steering Committee”) on a monthly basis or more frequently as necessary to discuss, among other things, cybersecurity matters. The Cybersecurity and Information Technology Incident Response Plan is aligned to the Company’s business strategy. It shares common methodologies, reporting channels and governance processes that apply to other areas of enterprise risk management, including legal, compliance, strategic, operational, and financial risk. In the event of a material or potentially material cybersecurity event, senior members of management, which includes the Chief Financial Officer, are promptly informed of the event and status update, response, and disclosure efforts following the terms of a documented incident response plan. Key elements of the Cybersecurity and Information Technology Incident Response Plan include: • risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader information technology (“IT”) environment; • an incident response team principally responsible for managing cybersecurity risk assessment processes, security controls, and responses to cybersecurity incidents;

28 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 1C. CYBERSECURITY (continued) • the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls; • training and awareness programs for team members that include periodic and ongoing assessments to drive adoption and awareness of cybersecurity processes and controls; • a cybersecurity and IT incident response plan that includes procedures for responding to cybersecurity incidents; • utilization of independent third parties to perform penetration testing of the Company’s environment; and • utilization of a third party to monitor our environment continuously. The Company has experienced cybersecurity incidents in the past, but none of these incidents, individually or in the aggregate, have had a material adverse effect on our business, financial condition or results of operations. For a discussion of whether and how any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect the Company, including our business strategy, results of operations or financial condition, refer to Item 1A. Risk Factors – “Risks Related to Our Operations and Technology,” which is incorporated by reference into this Item 1C. Cybersecurity Governance Management’s Role The Company’s management has created an Incident Response Team (“IRT”), that consists of the Chief Operations Officer, a network manager, an application delivery manager, an information security manager, the IT Steering Committee, the regulatory risk management director and an internal auditor. Our COO holds multiple cybersecurity industry-recognized certifications and has gained extensive cybersecurity knowledge and skills through over 7 years of work experience on the IT security team at the Company. Our Information Security Manager, who also holds multiple cybersecurity industry-recognized certifications and is a member of the IT Steering Committee, has 20 years of experience working in IT and cybersecurity in various roles and industries throughout his career. Additionally, leaders in the Company’s IT function receive periodic training and education on cybersecurity related topics. The IRT is governed by policies and procedures and their proactive responsibilities include implementing awareness programs for the overall cybersecurity risk management plan and for the supervision of vulnerability and penetration testing. The Company’s IRT serves as the central point for all cybersecurity incidents and reporting, including incidents that directly target associates, customers or the Company’s internal information systems and incidents originating from third parties. The IRT evaluates each incident in terms of its impact on the Company’s operations, ability to conduct business with customers, reputational risk to the Company, reduce legal risk and the speed and degree to which the incident has been contained. The IRT is also responsible for assessing the nature and scope of the incident, and engaging third-party service providers where appropriate to support the Company through the resolution of the incident. The COO escalates incidents to the Company’s IT Steering Committee, who is responsible for cybersecurity risk oversight, and also reports to the Board on a monthly basis. Our information security team and members of IT also monitor the prevention, detection, mitigation, and remediation of cybersecurity risks and incidents through various means, which may include briefings with law enforcement, regulators, and external consultants we may engage, and reports produced by security tools we have deployed in our IT environment. Board of Director’s Role The Company’s Board of Directors recognizes the importance of cybersecurity in safeguarding the Company’s sensitive data, including with respect to its associates and customers. The Board is responsible for the consideration and oversight of risk facing the Company and is also responsible for ensuring that material risks are identified and managed appropriately, including cybersecurity risks. The COO gives a monthly report to the Company’s IT Steering Committee and Board on various information security issues. The Company has created and designated a separate committee of its Board as the Audit Committee consisting of four independent directors. The Audit Committee meets quarterly and reviews the Company’s major financial risk exposures, including cybersecurity risks, and reviews the steps management is taking to monitor and control such exposures, including results of internal and external audits.

29 CARTER BANKSHARES, INC. AND SUBSIDIARIES Form 10-K ITEM 2. PROPERTIES The Company’s principal executive office is located at 1300 Kings Mountain Road in Martinsville, Virginia. There are also two other corporate administrative locations that house its operations center and various other corporate functions. As of December 31, 2023, we offer our community banking services through 65 combined depository locations in Virginia and North Carolina, and have 53 offices located in Virginia and 12 offices located in North Carolina. Three of these depository banking locations are held under lease contracts. In addition, the Bank leases a loan production office, a commercial banking office and another office housing various Bank functions. Management believes the terms of the various leases are consistent with market standards and were arrived at through arm’s length bargaining. The leases are described in Note 9, Premises and Equipment, of the Notes to Consolidated Financial Statements in Item 8 of this Annual Report on Form 10-K. ITEM 3. LEGAL PROCEEDINGS The information contained in Part II, Item 8. Financial Statements and Supplementary Data – Note 18, “Commitments and Contingencies,” under the heading “Legal Proceedings,” is incorporated by reference into this Item 3. ITEM 4. MINE SAFETY DISCLOSURES Not applicable.

30 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 5. MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES PART II Market for Common Stock and Dividends The Company’s common stock trades on NASDAQ, under the ticker symbol “CARE.” As of the close of business on March 4, 2024, we had 2,160 shareholders of record. Dividends In October 2016, prior to the Reorganization, the board of directors of the Bank (the “Bank Board”) determined that it was prudent not to declare a quarterly cash dividend on the Bank’s common stock beginning in the fourth quarter of 2016. Notwithstanding the Bank’s prior practice of paying a quarterly cash dividend on its common stock, the Bank Board believed this decision was necessary and appropriate as the Bank committed, and now the Company commits, additional resources to assist with regulatory compliance, and making significant investments in new technology and human resources. The Bank Board paid a special one-time cash dividend of $0.14 per share on March 3, 2020. The amount and timing of future dividends, if any, remains subject to the discretion of the Board and will depend upon a number of factors, including future earnings, financial condition, liquidity and capital requirements of the Company, applicable governmental regulations and other factors deemed relevant by the Board. Repurchases of Shares of Common Stock On March 29, 2023, the Company announced that its Board of Directors (the “Board”) authorized, effective May 1, 2023, a common share repurchase program to purchase up to 1,000,000 shares of the Company’s common stock in the aggregate over a period of twelve months, (the “2023 Program”) subject to receipt of non-objection from the Federal Reserve Bank of Richmond, which was received on April 24, 2023. The 2023 Program authorizes the purchase of the Company’s common stock in open market transactions or privately negotiated transactions, including pursuant to a trading plan in accordance with Rule 10b-18 promulgated under the Securities Exchange Act of 1934, as amended. The authorization permits management to repurchase shares of the Company’s common stock from time to time at management’s discretion. The actual means and timing of any shares purchased under the 2023 Program will depend on a variety of factors, including the market price of the Company’s common stock, general market and economic conditions, management’s evaluation of the Company’s financial condition and liquidity position and applicable legal and regulatory requirements. The 2023 Program is authorized through May 1, 2024, although it may be modified or terminated by the Board at any time. The 2023 Program does not obligate the Company to purchase any particular number of shares, and was exhausted as of August 31, 2023. During the year ended December 31, 2023, 1,000,000 shares of common stock had been repurchased under this program at a total cost of $14.2 million, or an average price of $14.16 per share. Previously on June 28, 2022, the Company announced that its Board authorized, effective August 1, 2022, a common share repurchase program to purchase up to 750,000 shares of the Company’s common stock in the aggregate over a period of twelve months, subject to non-objection from the Federal Reserve Bank of Richmond, which was received in July 2022 (the “2022 Program”). The 2022 Program authorized the purchase of the Company’s common stock in open market transactions or privately negotiated transactions, including pursuant to a trading plan in accordance with Rule 10b-18 promulgated under the Exchange Act. The authorization permitted management to repurchase shares of the Company’s common stock from time to time at management’s discretion. The 2022 Program was originally authorized through August 1, 2023, did not obligate the Company to purchase any particular number of shares, and was exhausted as of March 10, 2023. Previously on December 13, 2021, the Company announced that its Board authorized, effective December 10, 2021, a common share repurchase program to purchase up to 2,000,000 shares of the Company’s common stock in the aggregate over a period of twelve months (the “2021 Program”). The 2021 Program was originally authorized through December 9, 2022, did not obligate the Company to purchase any particular number of shares, and was exhausted as of April 28, 2022.

31 Form 10-K CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 5. MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES (continued) The following table provides information regarding the Company’s purchases of our common stock during the quarter ended December 31, 2023. Period Total number of shares purchased Average Price Paid Per Share Total Number of Shares Purchased as Part of Publicly Announced Plan Approximate Dollar Value of Shares That May Yet be Purchased Under the Plan(1) 10/01/2023 - 10/31/2023 — $ — — — 11/01/2023 - 11/30/2023 — — — — 12/01/2023 - 12/31/2023 — — — — Total — $ — — (1) The Company had no purchases of our common stock during the quarter ended December 31, 2023 as the 2023 Program was fully exhausted as of August 31, 2023. Five-Year Cumulative Total Return The following chart compares the cumulative total shareholder return on our common stock with the cumulative total return of the NASDAQ Composite Index and S&P U.S. BMI Banks Index, which includes the stocks of banks, thrifts and bank and financial holding companies listed on all major exchanges (NYSE, AMEX, NASDAQ) in the S&P Global Market Intelligence’s coverage universe. 50 100 150 200 250 50 100 150 200 250 In de x V al ue 12/31/18 Total Return Performance 12/31/20 12/31/22 12/31/2312/31/2112/31/19 Carter Bankshares, Inc. NASDAQ Composite Index S&P U.S. BMI Banks Index Period Ending Index 12/31/18 12/31/19 12/31/20 12/31/21 12/31/22 12/31/23 Carter Bankshares, Inc.(1) 100.00 158.13 71.98 103.33 111.39 100.51 NASDAQ Composite Index 100.00 136.69 198.10 242.03 163.28 236.17 S&P U.S. BMI Banks Index 100.00 137.36 119.83 162.92 135.13 147.41 (1) An investment in Carter Bankshares, Inc. prior to November 2020 represents an investment in Carter Bank & Trust.

32 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 6. [RESERVED] ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OVERVIEW The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is intended to help the reader understand Carter Bankshares, Inc., our operations, and our present business environment. The MD&A is provided as a supplement to, and should be read in conjunction with, our Consolidated Financial Statements and the accompanying notes thereto contained in Item 8 of this Annual Report on Form 10-K. The MD&A includes the following sections: • Explanation of Use of Non-GAAP Financial Measures • Critical Accounting Estimates • Our Business & Strategy • Results of Operations and Financial Condition • Capital Resources • Contractual Obligations • Off-Balance Sheet Arrangements • Liquidity • Inflation • Stock Repurchase Program This section reviews our financial condition for each of the past two years and results of operations for each of the past three years. Certain reclassifications have been made to prior periods to place them on a basis comparable with the current period presentation. Some tables may include additional time periods to illustrate trends within our Consolidated Financial Statements and notes thereto. The results of operations reported in the accompanying Consolidated Financial Statements are not necessarily indicative of results to be expected in future periods. Explanation of Use of Non-GAAP Financial Measures In addition to the results of operations presented in accordance with generally accepted accounting principles in the United States (“GAAP”), management uses, and this annual report references, interest and dividend income, yield on interest earnings assets, net interest income and net interest margin on a fully taxable equivalent, (“FTE”) basis, which are non-GAAP financial measures. Management believes these measures provide information useful to investors in understanding our underlying business, operational performance and performance trends as it facilitates comparisons with the performance of other companies in the financial services industry. The Company believes the presentation of interest and dividend income, yield on interest earnings assets, net interest income and net interest margin on an FTE basis ensures the comparability of interest and dividend income, yield on interest earning assets, net interest income and net interest margin arising from both taxable and tax-exempt sources and is consistent with industry practice. Interest and dividend income (GAAP) per the Consolidated Statements of Income is reconciled to interest and dividend income adjusted on an FTE basis, yield on interest earning assets (GAAP) is reconciled to yield on interest earning assets adjusted on an FTE basis, net interest income (GAAP) is reconciled to net interest income adjusted on an FTE basis and net interest margin (GAAP) is reconciled to net interest margin adjusted on an FTE basis in the “Results of Operations and Financial Condition - Net Interest Income” section of this MD&A for the years ended 2023, 2022 and 2021.

33 Form 10-K CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued) Although management believes that this non-GAAP financial measure enhances investors’ understanding of our business and performance, this non-GAAP financial measure should not be considered an alternative to GAAP or considered to be more relevant than financial results determined in accordance with GAAP, nor is it necessarily comparable with similar non-GAAP measures which may be presented by other companies. Critical Accounting Estimates The Company’s preparation of financial statements in accordance with GAAP requires management to make estimates, assumptions and judgments that affect the amounts reported in the financial statements and accompanying notes. Over time, these estimates, assumptions and judgments may prove to be inaccurate or vary from actual results and may significantly affect our reported results and financial position for the periods presented or in future periods. We currently view the determination of the allowance for credit losses to be critical, because it is made in accordance with GAAP, is highly dependent on subjective or complex judgments, assumptions and estimates made by management and have had or is reasonably likely to have a material impact on the Company’s financial condition and results of operations. We have identified the following critical accounting estimate: Allowance for Credit Losses (“ACL”) The ACL represents an amount which, in management’s judgment, is adequate to absorb expected credit losses over the life of outstanding loans as of the balance sheet date based on the evaluation of current risk characteristics of the loan portfolio, past events, current conditions, reasonable and supportable forecasts of future economic conditions and prepayment experience. The ACL is measured and recorded upon the initial recognition of a financial asset. The ACL is reduced by charge-offs, net of recoveries of previous losses, and is increased by a provision or decreased by a recovery for credit losses, which is recorded as a current period operating expense. Determination of an appropriate ACL is inherently complex and requires the use of significant and highly subjective estimates. The reasonableness of the ACL is reviewed quarterly by management. Management believes it uses relevant information available to make determinations about the ACL and that it has established the existing allowance in accordance with GAAP. However, the determination of the ACL requires significant judgment, and estimates of expected credit losses in the loan portfolio can vary from the amounts actually observed. While management uses available information to recognize expected credit losses, future additions to the ACL may be necessary based on changes in the loans comprising the portfolio, changes in the current and forecasted economic conditions, changes to the interest rate environment which may directly impact prepayment and curtailment rate assumptions, and changes in the financial condition of borrowers. Management will periodically assess what adjustments are necessary to qualitatively adjust the ACL based on their assessment of current expected credit losses and other economic factors. Various regulatory agencies also review the allowance for credit losses as an integral part of their examination process. The Company periodically engages a third party to validate the model. We believe the level of the allowance for credit losses is appropriate as recorded in the consolidated financial statements as of December 31, 2023. As future events cannot be determined with precision, actual results could differ significantly from our estimates. The ACL “base case” model is derived from various economic forecasts provided by widely recognized sources. Management evaluates the variability of market conditions by examining the peak and trough of economic cycles. These peaks and troughs are used to stress the base case model to develop a range of potential outcomes. Management then determines the appropriate reserve through an evaluation of these various outcomes relative to current economic conditions and known risks in the portfolio. For the year ended December 31, 2023 the range of outcomes would produce a 16.98% reduction or a 18.80% increase in reserves based on the best and worst case scenarios, respectively. Refer to Note 1, Summary of Significant Accounting Policies, for further detailed descriptions of our estimation process and methodology related to the ACL and Note 6, Allowance for Credit Losses, of this Annual Report on Form 10-K.

34 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued) Our Business and Strategy Carter Bankshares, Inc. (the “Company”) is a bank holding company headquartered in Martinsville, Virginia with assets of $4.5 billion at December 31, 2023. The Company is the parent company of its wholly owned subsidiary, Carter Bank & Trust (the “Bank”). The Bank is a Federal Deposit Insurance Corporation, (“FDIC”) insured, Virginia state-chartered bank, which operates 65 branches in Virginia and North Carolina. The Company provides a full range of financial services with retail, and commercial banking products and insurance. Our common stock trades on the Nasdaq Global Select Market under the ticker symbol “CARE”. The Company earns revenue primarily from interest on loans and securities and fees charged for financial services provided to our customers. The Company incurs expenses for the cost of deposits, provision for credit losses and other operating costs such as salaries and employee benefits, data processing, occupancy and income tax provision. Beginning in 2023, and continuing into 2024 and 2025, the Company is focusing on refining and enhancing its brand image and position in the markets it serves. To strengthen and further shape the culture of the Company, a new set of guiding principles were introduced to associates in June 2023. The guiding principles include a new purpose statement: To create opportunities for more people and businesses to prosper; supported by our new set of core values: Build Relationships, Earn Trust and Take Ownership. We believe these new guiding principles will help create alignment to support future growth by empowering our associates and igniting a passion for the Company. The Company’s goal is to shift from restructuring the balance sheet to pursuing a prudent growth strategy when appropriate. We believe this strategy will be primarily targeted at organic growth, but will also consider opportunistic acquisitions that fit this strategic vision. We believe that the Bank’s strong capital and liquidity positions support this strategy. In addition to loan and deposit growth, the Company will seek to increase fee income while closely monitoring operating expenses. The Company is focused on executing this strategy to successfully build our new brand and grow our business in our current markets as well as any new markets we may enter. As part of executing this strategy, the Company continues to dedicate significant resources to resolving the Company’s nonaccrual loans, the significant majority of which are related to a single large lending relationship that the Company placed on nonaccrual status in the second quarter of 2023 due to loan maturities and failure to pay in full, in a manner that best protects the Company, the Bank and shareholders. The Company is also dedicating significant resources to resolving pending litigation related to this single large lending relationship in a manner that best protects the Company, the Bank and shareholders. Results of Operations and Financial Condition Earnings Summary 2023 Highlights • Net interest income decreased $17.6 million, or 12.6%, to $122.3 million for the year ended December 31, 2023 compared to the same period in 2022 primarily due to an increase of 156 basis points in funding costs and the $30.0 million year-to-date negative impact of placing the Bank’s largest lending relationship in nonaccrual status during the second quarter of 2023, partially offset by an increase of 59 basis points in the yield on earning assets due to the higher interest rate environment; • The provision for credit losses increased $3.1 million to $5.5 million for the year ended December 31, 2023, compared to the same period in 2022; • Total noninterest income decreased $3.4 million to $18.3 million for the year ended December 31, 2023 compared to the same period in 2022; • Total noninterest expense increased $8.5 million to $105.5 million for the year ended December 31, 2023 compared to the same period in 2022; and • Provision for income taxes decreased $6.3 million to $5.3 million for the year ended December 31, 2023 compared to the same period in 2022.

35 Form 10-K CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued) Balance Sheet Highlights (period-end balances, December 31, 2023 compared to December 31, 2022) • The securities portfolio decreased $57.3 million and is currently 17.3% of total assets compared to 19.9% of total assets; • Total portfolio loans increased $357.0 million, or 11.3%, primarily due to loan growth in the commercial real estate (“CRE”), residential mortgage and construction segments during the year ended December 31, 2023; • The portfolio loans to deposit ratio was 94.2%, compared to 86.7%, due to loan growth; • Nonperforming loans as a percentage of total portfolio loans were 8.83% compared to 0.21% at December 31, 2022. The significant increase is due to loans contained in the Other segment with an aggregate principal balance of $301.9 million that were placed into nonaccrual status due to loan maturities and failure to pay in full during the second quarter of 2023. These loans comprise 97.5% of nonperforming loans at December 31, 2023; • Total deposits increased $89.4 million or 2.5% to $3.7 billion at December 31, 2023 due to increases of $29.4 million in money market accounts and $325.1 million in CDs, offset by a total decrease of $265.1 million in noninterest-bearing demand, interest-bearing demand and savings accounts; and • The ACL to total portfolio loans ratio was 2.77% compared to 2.98%. The ACL on portfolio loans totaled $97.1 million at December 31, 2023, compared to $93.9 million at December 31, 2022. The Company reported net income of $23.4 million, or $1.00 diluted earnings per share for the year ended December 31, 2023 compared to net income of $50.1 million, or $2.03 diluted earnings per share, for the year ended December 31, 2022. Years Ended December 31, PERFORMANCE RATIOS 2023 2022 2021 Return on Average Assets 0.53% 1.21% 0.76% Return on Average Shareholders’ Equity 6.79% 14.30% 7.92% Portfolio Loans to Deposit Ratio 94.20% 86.69% 76.03% Allowance for Credit Losses to Total Portfolio Loans 2.77% 2.98% 3.41% Nonperforming Loans to Total Portfolio Loans 8.83% 0.21% 0.26% Net Interest Income Our principal source of revenue is net interest income. Net interest income represents the difference between the interest and fees earned on interest-earning assets and the interest paid on interest-bearing liabilities. Net interest income is affected by changes in the average balance of interest-earning assets, interest-bearing liabilities, as well as changes in interest rates and spreads. The level and mix of interest-earning assets and interest-bearing liabilities is managed by our Asset and Liability Committee (“ALCO”), in order to mitigate interest rate and liquidity risks of the balance sheet. A variety of ALCO strategies were implemented, within prescribed ALCO risk parameters, to produce what the Company believes is an acceptable level of net interest income. Net interest income and the net interest margin are presented on an FTE basis. The FTE basis (non-GAAP) adjusts net interest income and net interest margin for the tax benefit of income on certain tax-exempt loans and securities using the applicable federal statutory tax rate for each period (which was 21% for the periods presented) and the dividend-received deduction for equity securities. The Company believes this FTE basis presentation provides a relevant comparison between taxable and non-taxable sources of interest income. Refer to the “Explanation of Use of Non-GAAP Financial Measures” above for additional discussion regarding the non-GAAP measures used in this Annual Report on Form 10-K. The following table reconciles interest and dividend income (GAAP), yield on interest-earning assets (GAAP), net interest margin (GAAP) and net interest income per the Consolidated Statements of Income to interest and dividend income on an FTE basis (non-GAAP), yield on interest-earning assets on an FTE basis (non-GAAP), net interest margin on an FTE basis (non-GAAP) and net interest income on an FTE basis (non-GAAP), respectively, for the periods presented:

36 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued) (Dollars in Thousands) Years Ended December 31, 2023 2022 2021 Interest and Dividend Income (GAAP) $ 196,420 $ 160,182 $ 133,897 Tax Equivalent Adjustment 1,004 1,143 1,492 Interest and Dividend Income (FTE) (Non-GAAP) 197,424 161,325 135,389 Average Earning Assets 4,293,838 4,023,634 3,971,640 Yield on Interest-earning Assets (GAAP) 4.57% 3.98% 3.37% Yield on Interest-earning Assets (FTE) (Non-GAAP) 4.60% 4.01% 3.41% Net Interest Income (GAAP) $ 122,310 $ 139,928 $ 111,183 Tax Equivalent Adjustment 1,004 1,143 1,492 Net Interest Income (FTE) (Non-GAAP) 123,314 141,071 112,675 Average Earning Assets 4,293,838 4,023,634 3,971,640 Net Interest Margin (GAAP) 2.85% 3.48% 2.80% Net Interest Margin (FTE) (Non-GAAP) 2.87% 3.51% 2.84% Average Balance Sheet and Net Interest Income Analysis (FTE) Total net interest income decreased $17.6 million, or 12.6% to $122.3 million for the year ended December 31, 2023 compared to the same period in 2022. The decrease for the year ended December 31, 2023 compared to the same period in 2022 was a result of the higher funding costs in 2023 as a result of the higher interest rate environment and the $30.0 million negative impact on interest income during the year ended December 31, 2023 related to the Company placing its largest lending relationship with an aggregate principal balance of $301.9 million on nonaccrual status in the second quarter of 2023. These decreases were partially offset by higher yields on new loan originations and investment securities. Net interest income, on an FTE basis (non-GAAP), decreased $17.8 million, or 12.6%, to $123.3 million for the year ended December 31, 2023 compared to $141.1 million for the same period in 2022. The decreases in net interest income, on an FTE basis (non-GAAP), was driven by higher interest expense of $53.9 million for the year ended December 31, 2023 when compared to the same period in 2022, offset by an increase in interest income of $36.1 million. Net interest margin decreased 63 basis points to 2.85% for the year ended December 31, 2023 compared to 3.48% for the same period in 2022. Net interest margin, on an FTE basis (non-GAAP), decreased 64 basis points to 2.87% for the year ended December 31, 2023 compared to 3.51% for the same period in 2022. The Company’s net interest income and net interest margin will continue to be negatively impacted in future periods by the Company’s largest lending relationship being placed on nonaccrual status until it is ultimately resolved. During 2023, there has been more pressure on our cost of funds due to the shift from non-maturing deposits to higher yielding money market and certificates of deposits and higher-cost borrowings, which has negatively impacted our net interest margin. We believe this trend is beginning to stabilize and will continue to stabilize in the coming quarters. Our balance sheet is currently exhibiting characteristics of a slightly liability sensitive balance sheet due to the short- term nature of our deposit portfolio. Specifically, 75.9% of our time deposit portfolio will mature and reprice over the next twelve months which gives us flexibility to manage the structure and pricing of our deposit portfolio to reduce funding costs, should the Federal Open Market Committee (“FOMC”) begin cutting short-term rates during 2024. During the year ended December 31, 2023, the Company’s yield on earning assets continued to benefit from the higher interest rate environment. However, the impacts of higher yields on earning assets may not be sufficient to offset the negative impacts of increased funding costs in the higher rate environment and the negative impacts on interest income related to the Company’s largest lending relationship being placed in nonaccrual status. Positively impacting the year ended December 31, 2023 was the asset sensitivity of our balance sheet for the majority of the year. Yields on a large portion of our loan and securities portfolios adjusted upward as rates rise at a quicker rate than the rates on our deposits and other funding sources adjusted upward during the recent rising interest rate cycle. Yields on our loan portfolio consist of 24.8% floating rates and 41.9% variable rates, while 47.2% of the securities portfolio is floating rate and adjust as interest rates increase. This positively impacts revenue and helps mitigate increased funding costs.

37 Form 10-K CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued) The following table provides information regarding the average balances, interest and rates earned on interest-earning assets and the average balances, interest and rates paid on interest-bearing liabilities for the years ended December 31: (Dollars in Thousands) 2023 2022 2021 Average Balance Income/ Expense Yield/Rate Average Balance Income/ Expense Yield/Rate Average Balance(3) Income/ Expense Yield/Rate ASSETS Interest-Bearing Deposits with Banks $ 20,414 $ 1,066 5.22% $ 50,797 $ 341 0.67% $ 194,492 $ 271 0.14% Tax-Free Investment Securities(2) 27,271 803 2.94% 30,109 877 2.91% 34,171 1,116 3.27% Taxable Investment Securities 900,972 30,804 3.42% 950,557 20,330 2.14% 798,672 12,442 1.56% Total Securities 928,243 31,607 3.41% 980,666 21,207 2.16% 832,843 13,558 1.63% Tax-Free Loans(1)(2) 123,847 3,978 3.21% 144,617 4,568 3.16% 189,716 5,991 3.16% Taxable Loans(1) 3,200,992 159,317 4.98% 2,844,303 135,055 4.75% 2,751,169 115,448 4.20% Total Loans 3,324,839 163,295 4.91% 2,988,920 139,623 4.67% 2,940,885 121,439 4.13% Federal Home Loan Bank Stock 20,342 1,456 7.16% 3,251 154 4.74% 3,420 121 3.54% Total Interest-Earning Assets 4,293,838 $ 197,424 4.60% 4,023,634 $ 161,325 4.01% 3,971,640 $ 135,389 3.41% Noninterest Earning Assets 89,833 117,135 170,856 Total Assets $ 4,383,671 $ 4,140,769 $ 4,142,496 LIABILITIES AND SHAREHOLDERS’ EQUITY Interest-Bearing Demand $ 483,048 $ 2,729 0.56% $ 489,298 $ 1,578 0.32% $ 413,714 $ 1,007 0.24% Money Market 448,324 8,868 1.98% 521,269 1,842 0.35% 383,391 1,130 0.29% Savings 544,938 586 0.11% 720,682 742 0.10% 663,382 682 0.10% Certificates of Deposit 1,428,646 40,445 2.83% 1,271,548 14,454 1.14% 1,484,436 19,427 1.31% Total Interest-Bearing Deposits 2,904,956 52,628 1.81% 3,002,797 18,616 0.62% 2,944,923 22,246 0.76% FHLB Borrowings 402,675 20,822 5.17% 29,849 1,163 3.90% 25,986 313 1.20% Federal Funds Purchased 7,023 368 5.24% 5,711 188 3.29% — — —% Other Borrowings 6,337 292 4.61% 5,885 287 4.88% 3,167 155 4.89% Total Borrowings 416,035 21,482 5.16% 41,445 1,638 3.95% 29,153 468 1.61% Total Interest-Bearing Liabilities 3,320,991 74,110 2.23% 3,044,242 20,254 0.67% 2,974,076 22,714 0.76% Noninterest-Bearing Liabilities 718,113 746,117 769,401 Shareholders’ Equity 344,567 350,410 399,019 Total Liabilities and Shareholders’ Equity $ 4,383,671 $ 4,140,769 $ 4,142,496 Net Interest Income(2) $ 123,314 $ 141,071 $ 112,675 Net Interest Margin(2) 2.87% 3.51% 2.84% (1) Nonaccruing loans are included in the daily average loan amounts outstanding. (2) Tax-exempt income is on an FTE basis using the statutory federal corporate income tax rate of 21 percent. (3) Loan and deposit balances include held-for-sale transactions in connection with sale of Bank branches. Interest income increased $36.2 million, or 22.6% for 2023 compared to 2022. Interest income, on an FTE basis (non- GAAP), increased $36.1 million, or 22.4%, for 2023 compared to 2022. The change was primarily due to increases in average interest-earning assets of $270.2 million for 2023, and higher interest rate yields on interest-earning assets of 59 basis points compared to 2022 due to the higher interest rate environment in fiscal year 2023. These changes were offset by the negative impact of $30.0 million to interest income for the year ended December 31, 2023 related to the Company placing its largest lending relationship on nonaccrual status, as noted above. Average interest-bearing deposits with banks decreased $30.4 million in 2023, and the average rate paid increased 455 basis points for 2023 compared to 2022 as funds were deployed into higher yielding loans. Average loan balances increased $335.9 million primarily influenced by the consistent loan growth in 2023 as compared to 2022. Loans provide the greatest impact on interest income and the yield on earning assets as they have the largest balance and the highest yield within major earning asset categories. The average rate earned on loans

38 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued) increased 24 basis points for the year ended December 31, 2023 compared to the same period in 2022 despite the negative impact caused by the Company placing its largest lending relationship on nonaccrual status, as noted above. At December 31, 2023, the loan portfolio was comprised of 24.8% floating rate loans which reprice monthly, 41.9% variable rate loans that reprice at least once during the life of the loan and 33.3% fixed rate loans that do not reprice during the life of the loan. Average investment securities decreased $52.4 million and the average rate earned increased 125 basis points for 2023 compared to 2022. The change in investment securities is the result of active balance sheet management to deploy the proceeds from securities maturities and principal payments into higher yielding loans, rather than reinvesting those proceeds back into the securities portfolio. The portfolio has been diversified as to bond types, maturities, and interest rate structures. As of December 31, 2023, the securities portfolio was comprised of 47.2% variable rate securities with approximately 99.3% that will reprice at least once over the next 12 months. We believe having a significant percentage of variable rate securities is an important strategy during times of rising interest rates because fixed-rate bond prices generally fall when interest rates increase, which can result in unrealized losses. However, variable rate securities do not carry as much interest rate risk so there is much less price volatility. This variable rate strategy is expected to limit the impact of rising rates on the Company’s unrealized losses on debt securities. Interest expense increased $53.9 million for 2023 compared to 2022. The increase was primarily due to increases in the cost of all interest-bearing liability categories, except savings accounts, in the higher rate environment. Also contributing to the increased interest expense was the shift to higher cost deposits and borrowings due to a decline and change in mix of deposits and the Company’s use of higher-cost borrowings to fund growth in the loan portfolio, including a $97.8 million decline in average interest-bearing deposits for the year ended December 31, 2023 compared to the same period in 2022. Interest expense on deposits increased $34.0 million for 2023 compared to 2022 primarily due to the rates on these deposits increasing 119 basis points to 1.81%. The increase in rates for the year ended December 31, 2023 compared to the same period last year included interest-bearing demand deposits up by 24 basis points, money market accounts up by 163 basis points, and CDs up by 169 basis points, in response to competitive pressures from higher market rates compared to the same period in 2022. The average balance on borrowings increased $374.6 million for the year ended December 31, 2023 compared to the year ended 2022. The cost of borrowings increased 121 basis points for the year ended December 31, 2023 compared to the same period in 2022, largely due to increased balances and the higher interest rate environment.

39 Form 10-K CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued) The following table sets forth for the periods presented a summary of the changes in interest earned and interest paid resulting from changes in volume and changes in rates: 2023 Compared to 2022 2022 Compared to 2021 (Dollars in Thousands) Volume(3) Rate(3) Increase/ (Decrease) Volume(3) Rate(3) Increase/ (Decrease) Interest Earned on: Interest-Bearing Deposits with Banks $ (316) $ 1,041 $ 725 $ (324) $ 394 $ 70 Tax-free Investment Securities(2) (83) 9 (74) (125) (114) (239) Taxable Investment Securities (1,111) 11,585 10,474 2,664 5,224 7,888 Total Securities (1,194) 11,594 10,400 2,539 5,110 7,649 Tax-free Loans(1)(2) (666) 76 (590) (1,425) 3 (1,422) Taxable Loans(1) 17,526 6,736 24,262 4,013 15,593 19,606 Total Loans 16,860 6,812 23,672 2,588 15,596 18,184 Federal Home Loan Bank Stock 1,187 115 1,302 (6) 39 33 Total Interest-Earning Assets $ 16,537 $ 19,562 $ 36,099 $ 4,797 $ 21,139 $ 25,936 Interest Paid on: Interest-Bearing Demand $ (20) $ 1,171 $ 1,151 $ 205 $ 366 $ 571 Money Market (293) 7,319 7,026 458 254 712 Savings (188) 32 (156) 59 1 60 Certificates of Deposit 1,990 24,001 25,991 (2,595) (2,378) (4,973) Total Interest-Bearing Deposits 1,489 32,523 34,012 (1,873) (1,757) (3,630) Federal Home Loan Bank Borrowings 19,157 502 19,659 188 — 188 Federal Funds Purchased 50 130 180 53 797 850 Other Borrowings 21 (16) 5 133 (1) 132 Total Borrowings 19,228 616 19,844 374 796 1,170 Total Interest-Bearing Liabilities $ 20,717 $ 33,139 $ 53,856 $ (1,499) $ (961) $ (2,460) Change in Net Interest Margin $ (4,180) $ (13,577) $ (17,757) $ 6,296 $ 22,100 $ 28,396 (1) Nonaccruing loans are included in the daily average loan amounts outstanding. (2) Tax-exempt income is on an FTE basis (non-GAAP) using the statutory federal corporate income tax rate of 21 percent. (3) Changes to rate/volume are allocated to both rate and volume on a proportionate dollar basis. Provision for Credit Losses The Company recognizes provision for the ACL based on the difference between the existing balance of ACL reserves and the ACL reserve balance necessary to adequately absorb expected credit losses associated with the Company’s financial instruments. Similarly, the Company recognizes provision (recovery) for unfunded commitments based on the difference between the existing balance of reserves for unfunded commitments and the reserve balance for unfunded commitments necessary to adequately absorb expected credit losses associated with those commitments. The ACL as a percentage of total portfolio loans was 2.77% at December 31, 2023 and 2.98% at December 31, 2022. The provision for credit losses increased $3.1 million to $5.5 million for the year ended 2023 compared to $2.4 million for the year ended 2022. The increase in the provision for credit losses was primarily driven by loan growth. The provision for unfunded commitments for the full year 2023 was a provision of $0.9 million compared to a provision of $0.5 million for the full year 2022, an increase of $0.4 million primarily due to an increase in construction commitments. Net charge-offs were $2.3 million for the full year 2023 compared to $4.5 million for the full year 2022. During 2023, net charge-offs were concentrated in the other consumer loan segment. As a percentage of average portfolio loans, on an annualized basis, net charge-offs were 0.07% and 0.15% for the years ended 2023 and 2022, respectively. See the “Allowance for Credit Losses” section of this MD&A for additional details regarding our charge-offs.

40 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued) Nonperforming loans (“NPLs”) increased at December 31, 2023 by $302.9 million to $309.5 million compared to $6.6 million at December 31, 2022. During the second quarter of 2023, the Company placed commercial loans that reside in the Other segment of the Company’s loan portfolio, relating to a single lending relationship which has an aggregate principal amount of $301.9 million, on nonaccrual status due to loan maturities and failure to pay in full. In connection with our adoption of Topic 326 “Financial Instruments – Credit Losses” on January 1, 2021, the bank segmented this relationship in the CECL model, along with select other loans, into a segment labeled Other. As of December 31, 2023 and December 31, 2022, those Other segment reserves were $54.4 million and $54.7 million, respectively. As of December 31, 2023, the Company utilized discounted cash flow valuation techniques to evaluate the current condition of certain of the borrowers’ operating businesses, those borrowers’ capacity to repay and scenarios through which the Company may ultimately resolve this nonaccrual relationship, which resulted in individually evaluated reserves related to that single lending relationship. The bank established a reserve of $51.3 million for this relationship as of January 1, 2021 with the adoption of CECL. As a result of the discounted cash flow analysis and the reserves that were established for this relationship as of December 31, 2022, the classification of these commercial loans in nonaccrual status did not have a significant impact on the Company’s provision for credit losses during the year ended December 31, 2023. NPLs as a percentage of total portfolio loans were 8.83% at December 31, 2023 compared to 0.21% at December 31, 2022. See the “Credit Quality” section of this MD&A for more detail on our NPLs. Discussion of net interest income for the year ended December 31, 2021 has been omitted as such discussion was provided in Part II, Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” under the heading “Net Interest Income” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021, which was filed with the SEC on March 11, 2022, and is incorporated herein by reference. Noninterest Income Years Ended December 31, (Dollars in Thousands) 2023 2022 $ Change % Change (Losses) Gains on Sales of Securities, net $ (1,521) $ 46 $ (1,567) NM Service Charges, Commissions and Fees 7,155 7,168 (13) (0.2)% Debit Card Interchange Fees 7,828 7,427 401 5.4% Insurance Commissions 1,945 1,961 (16) (0.8)% Bank Owned Life Insurance Income 1,381 1,357 24 1.8% Gains on Sales and Write-downs of Bank Premises, net — 73 (73) (100.0)% Commercial Loan Swap Fee Income 139 774 (635) (82.0)% Other 1,351 2,912 (1,561) (53.6)% Total Noninterest Income $ 18,278 $ 21,718 $ (3,440) (15.8)% NM - percentage not meaningful For the full year 2023, total noninterest income was $18.3 million, a decrease of $3.4 million, or 15.8%, from the full year 2022. The decrease was primarily related to net losses on sales of securities of $1.5 million, a decrease of $1.6 million in other noninterest income, a decrease of $0.6 million in commercial loan swap fee income, as well as a decrease of $0.1 million in gains on sales and write-downs of bank premises, net. These decreases were offset by an increase of $0.4 million in debit card interchange fees due to higher volume during 2023. The net losses on sales of securities were driven by the sale of approximately $30.0 million of available-for-sale securities during the fourth quarter of 2023 to reposition the securities portfolio and reinvest the proceeds in higher earning assets. The decrease within other noninterest income related to the unwind of two completed historic tax credit partnerships, which resulted in a gain of $1.2 million during the fourth quarter of 2022 and lower fair value adjustment of our interest rate swap contracts with commercial customers. The decrease in commercial loan swap fee income was due to the changing interest rate environment.

41 Form 10-K CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued) Discussion of noninterest income for the year ended December 31, 2021 has been omitted as such discussion was provided in Part II, Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” under the heading “Noninterest Income” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021, which was filed with the SEC on March 11, 2022, and is incorporated herein by reference. Noninterest Expense (Dollars in Thousands) Years Ended December 31, 2023 2022 $ Change % Change Salaries and Employee Benefits $ 55,856 $ 52,399 $ 3,457 6.6% Occupancy Expense, net 14,028 13,527 501 3.7% FDIC Insurance Expense 4,904 2,015 2,889 143.4% Other Taxes 3,282 3,319 (37) (1.1)% Advertising Expense 1,693 1,434 259 18.1% Telephone Expense 1,842 1,781 61 3.4% Professional and Legal Fees 6,210 5,818 392 6.7% Data Processing 3,920 4,051 (131) (3.2)% Losses on Sales and Write-downs of Other Real Estate Owned, net 1,100 432 668 154.6% Debit Card Expense 2,875 2,750 125 4.5% Tax Credit Amortization — 621 (621) (100.0)% Other 9,756 8,854 902 10.2% Total Noninterest Expense $ 105,466 $ 97,001 $ 8,465 8.7% For the full year 2023, total noninterest expense was $105.5 million, an increase of $8.5 million, or 8.7%, from the full year 2022 primarily due to higher salaries and employee benefits of $3.5 million, an increase of $2.9 million in FDIC insurance expenses, an increase of $0.9 million in other noninterest expense, an increase in losses on sales and write- downs of other real estate owned, (“OREO”), net of $0.7 million, an increase in occupancy expenses of $0.5 million, an increase in professional and legal fees of $0.4 million, and an increase in advertising expenses of $0.3 million. Offsetting these increases was a decline in tax credit amortization of $0.6 million and a decrease on $0.1 million in data processing expenses. The increase in salaries and employee benefits was primarily related to higher salary expense of $4.5 million due to fewer open positions in retail, job grade assessment increases and normal merit increases, increases of $0.2 million in restricted stock expense, increased Federal Insurance Contributions Act expenses of $0.4 million, offset by a decrease in medical claims of $0.3 million and lower performance based incentives of $1.4 million in 2023. The increase in FDIC insurance expenses was due to a final rule adopted by the FDIC to all insured depository institutions, to increase initial base deposit insurance assessment rate schedules uniformly by two basis points, beginning in the first quarterly assessment period of 2023, as well as the deterioration in asset quality as a direct result of the large NPL relationship, which is a component used to determine the assessment. The increase in other noninterest expense relates to immaterial amounts resulting from various operating and administrative expenses including business development expenses (i.e. travel and entertainment, donations and club dues), insurance, supplies and printing, equipment rent, and software support and maintenance. The increase in losses on sales and write-downs of OREO, net related to three legacy OREO properties that sold in the fourth quarter of 2023, and $0.5 million in write-downs on three closed retail branches. These branches were closed in 2023, transferred to OREO and marketed for sale. The increases in occupancy expenses primarily related to additional seasonal services performed during the year ended 2023. The increase in professional and legal fees relates to higher legal expenses incurred from the large NPL relationship and new consulting engagements. Advertising expenses increased due to marketing initiatives during the full year 2023.

42 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued) The decline in tax credit amortization was due to the early adoption of Accounting Standard Update 2023-02 Investments Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method. Under the proportional amortization modified retrospective basis, the amortization of tax credit investments is recorded as a component of income tax expense instead of through noninterest expense as previously recorded in 2022. The decrease in data processing expenses related to additional expenses incurred during the full year 2022 for our online banking platform. Discussion of noninterest expense for the year ended December 31, 2021 has been omitted as such discussion was provided in Part II, Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” under the heading “Noninterest Expense” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021, which was filed with the SEC on March 11, 2022, and is incorporated herein by reference. Provision for Income Taxes The provision for income taxes decreased $6.3 million to $5.3 million for the year ended December 31, 2023 compared to $11.6 million for December 31, 2022. Pre-tax income decreased $33.0 million for the year ended 2023 compared to 2022. Our effective tax rate was 18.6% for the year ended December 31, 2023 compared to 18.8% for December 31, 2022. The decrease in the effective tax rate for the year ended December 31, 2023 compared to the same period in 2022 was primarily related to changes in pre-tax income, partially offset by increases to the valuation allowance in 2023. The Company ordinarily generates an annual effective tax rate that is less than the statutory rate of 21% due to benefits resulting from tax-exempt interest income, tax credit projects and bank owned life insurance (“BOLI”). Discussion of provision for income taxes for the year ended December 31, 2021 has been omitted as such discussion was provided in Part II, Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” under the heading “Provision for Income Taxes” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021, which was filed with the SEC on March 11, 2022, and is incorporated herein by reference. Financial Condition December 31, 2023 Total assets increased $308.0 million, to $4.5 billion at December 31, 2023 compared to $4.2 billion at December 31, 2022. Total portfolio loans increased $357.0 million, or 11.3% to $3.5 billion at December 31, 2023 compared to December 31, 2022 primarily due to loan growth in the CRE, residential mortgage and construction segments during the year ended December 31, 2023. The variances in loan segments for portfolio loans related to increases of $200.1 million in commercial real estate loans, $130.0 million in residential mortgages, $82.8 million in construction loans, offset by decreases of $38.3 million in commercial and industrial (“C&I”) loans, $10.3 million in other consumer loans and $7.3 million in the other category. The securities portfolio decreased $57.3 million and is currently 17.3% of total assets at December 31, 2023 compared to 19.9% of total assets at December 31, 2022. The decrease is due to $92.2 million in security sales, curtailments and maturities deployed into higher yielding loan growth or to curtail wholesale funding, partially offset by security purchases of $24.9 million and the positive changes in fair value of securities during 2023. As of December 31, 2023, the securities portfolio was comprised of 47.2% variable rate securities with approximately 99.3% that will reprice at least once over the next 12 months. At December 31, 2023, total gross unrealized gains in the available-for-sale portfolio were $0.7 million, offset by $92.3 million of gross unrealized losses. Refer to the “Securities Activity” section below for further discussion of unrealized losses in the available-for-sale securities portfolio. Federal Home Loan Bank (“FHLB”) stock, at cost increased $11.9 million to $21.6 million at December 31, 2023 compared to December 31, 2022. The increase is due to the FHLB requirement to hold a specified level of stock based upon level of borrowings. OREO decreased $5.9 million at December 31, 2023 compared to December 31, 2022 due to the sale of one OREO property in June 2023. During the year ended 2023, the Bank closed three retail banking offices and moved $1.4 million at fair value to OREO. These properties are currently being marketed for sale. Closed retail bank offices had a book value of $2.3 million at December 31, 2023 and $1.1 million at December 31, 2022.

43 Form 10-K CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued) Total deposits increased $89.4 million to $3.7 billion at December 31, 2023 compared to December 31, 2022. The increase primarily related to an increase of $325.1 million in certificate of deposits (“CDs”) and an increase of $29.4 million in money market accounts offset by declines of $265.1 million in savings and demand deposits due to customers migrating to higher-yielding CD products driven by high market interest rates. At December 31, 2023, noninterest-bearing deposits comprised 18.4% of total deposits compared to 19.4% at December 31, 2022. CDs comprised 42.6% and 34.7% of total deposits at December 31, 2023 and December 31, 2022, respectively. As of December 31, 2023, based on assumptions that the Bank uses to prepare its regulatory call report, approximately 82.6% of our total deposits of $3.7 billion were insured under standard FDIC insurance coverage limits, and approximately 17.4% of our total deposits were uninsured deposits over the standard FDIC insurance coverage limit. The Company’s deposit base is diversified and granular and is comprised of approximately 78.9% of retail deposits. Total capital of $351.2 million at December 31, 2023, reflects an increase of $22.6 million compared to $328.6 million at December 31, 2022. The increase in total capital from December 31, 2022 is primarily due to net income of $23.4 million for the year ended December 31, 2023, other comprehensive income of $14.2 million increased due to changes in fair value of investment securities, an increase of $1.5 million related to restricted stock activity during the year, as well as, the transitional adjustment of $0.1 million, net of tax for the adoption of ASU 2023-02. Offsetting these increases was a decrease of $16.6 million related to the repurchase of common stock and the 1% excise tax on stock repurchases. The ACL was 2.77% of total portfolio loans at December 31, 2023 compared to 2.98% as of December 31, 2022. General reserves as a percentage of total portfolio loans were 1.22% at December 31, 2023 compared to 2.96% at December 31, 2022. The decrease in the general reserves as a percentage of total portfolio loans was primarily driven by the largest lending relationship’s movement from the general pool to the individually evaluated loans due to the transfer to nonaccrual during the second quarter of 2023, offset by loan growth. Management believes the ACL is adequate to absorb expected losses inherent in the loan portfolio. See the sections of this MD&A titled “Provision for Credit Losses,” “Credit Quality” and “Allowance for Credit Losses” for information about the factors that impacted the ACL and the provision for credit losses. The Company remains well capitalized. The Tier 1 capital ratio decreased to 11.08% at December 31, 2023 compared to 12.61% at December 31, 2022. The leverage ratio was 9.48% at December 31, 2023, compared to 10.29% at December 31, 2022 and the total risk-based capital ratio was 12.34% at December 31, 2023 compared to 13.86% at December 31, 2022. The decrease is related to the aforementioned repurchase of common stock of $16.6 million and the 1% excise tax on stock repurchases and loan growth during the year ended December 31, 2023. Another significant factor driving the ratios downward was the Company placing the above mentioned large lending relationship on nonaccrual status, which resulted in a $30.0 million year-to-date negative impact on interest income, combined with the movement of nonaccrual assets to higher risk rating categories. The Bank also remained well capitalized as of December 31, 2023. The Bank’s Tier 1 capital ratio was 10.99% at December 31, 2023 compared to 12.42% at December 31, 2022. The Bank’s leverage ratio was 9.41% at December 31, 2023 compared to 10.13% at December 31, 2022. The Bank’s total risk-based capital ratio was 12.25% at December 31, 2023 compared to 13.68% at December 31, 2022. Securities The following table presents the composition of available-for-sale securities for the periods presented: (Dollars in Thousands) 2023 2022 $ Change U.S. Treasury Securities $ — $ 17,866 $ (17,866) U.S. Government Agency Securities 43,827 49,764 (5,937) Residential Mortgage-Backed Securities 99,150 103,685 (4,535) Commercial Mortgage-Backed Securities 31,163 34,675 (3,512) Other Commercial Mortgage-Backed Securities 21,856 22,399 (543) Asset Backed Securities 140,006 141,383 (1,377) Collateralized Mortgage Obligations 161,533 176,622 (15,089) States and Political Subdivisions 222,108 228,146 (6,038) Corporate Notes 59,360 61,733 (2,373) Total Debt Securities $779,003 $836,273 $(57,270)

44 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued) The balances and average rates of our securities portfolio are presented below as of December 31: (Dollars in Thousands) 2023 2022 Balance Weighted- Average Yield Balance Weighted- Average Yield U.S. Treasury Securities $ — —% $ 17,866 1.43% U.S. Government Agency Securities 43,827 5.79% 49,764 4.29% Residential Mortgage-Backed Securities 99,150 3.62% 103,685 2.90% Commercial Mortgage-Backed Securities 31,163 5.95% 34,675 4.52% Other Commercial Mortgage-Backed Securities 21,856 2.74% 22,399 2.65% Asset Backed Securities 140,006 4.49% 141,383 4.04% Collateralized Mortgage Obligations 161,533 4.39% 176,622 3.56% States and Political Subdivisions 222,108 2.36% 228,146 2.38% Corporate Notes 59,360 3.87% 61,733 3.87 % Total Securities Available-for-Sale $ 779,003 3.73% $ 836,273 3.24% The Company invests in various securities in order to maintain a source of liquidity, to satisfy various pledging requirements, to increase net interest income and as a tool of the ALCO to diversify and reposition the balance sheet for interest rate risk purposes. Securities are subject to market risks that could negatively affect the level of liquidity available to us. Security purchases are subject to our investment policy that is approved annually by our Board and administered through ALCO and our treasury function. The securities portfolio decreased $57.3 million to $779.0 million at December 31, 2023 compared to $836.3 million at December 31, 2022. Securities comprise 17.3% of total assets at December 31, 2023 compared to 19.9% at December 31, 2022. The decrease is primarily due to $92.2 million in security sales, curtailments and maturities deployed into higher yielding loan growth or to curtail wholesale funding, partially offset by security purchases of $24.9 million and the positive changes in fair value of securities during 2023. As of December 31, 2023, the securities portfolio was comprised of 47.2% variable rate securities with approximately 99.3% that will reprice at least once over the next 12 months. At December 31, 2023, total gross unrealized gains in the available-for-sale portfolio were $0.7 million offset by $92.3 million of gross unrealized losses. At December 31, 2022, total gross unrealized gains in the available-for-sale portfolio were $0.3 million offset by $109.7 million of gross unrealized losses. The unrealized losses on debt securities are believed to be temporary primarily because these unrealized losses are due to reductions in market value caused by upward movement in interest rates since the securities purchase (as applicable), and not related to the credit quality of these securities. Our portfolio consists of 48.7% of securities issued by United States government sponsored entities and carry an implicit government guarantee. States and political subdivisions comprise 28.5% of the portfolio and are largely general obligations or essential purpose revenue bonds, which have performed very well historically over all business cycles, and are rated AA and AAA. We have the ability to hold these securities to maturity and expect full recovery of the amortized cost. From time to time we may sell securities to take advantage of market opportunities or as part of a strategic initiative. The Company’s investment securities with intermediate and long-term maturities were the largest driver of these gross unrealized losses, as the market values of these securities are significantly impacted by the Treasury yield curve for similar durations (i.e., 5- and 10-year Treasury securities). This portion of the Treasury yield curve has moved lower over the past three months, driving unrealized losses on these securities lower. The Company believes that the Federal Reserve System, (“FRB”) is at or near the end of its aggressive strategy of raising short-term interest rates to combat inflation. Some market information indicates that the FRB may start lowering short-term interest rates in 2024. Changes in short-term interest rates can affect the yield on floating rate securities. Therefore, yields on floating rate securities may begin to fall should the FRB begin lowering short rates. Changes in intermediate and long-term interest rates, which are market driven, affect the market value of fixed rate securities with similar maturities. Thus, the Company expects that market values on the Bank’s intermediate and long-term maturity holdings will continue to fluctuate in large part driven by treasury yield changes.

45 Form 10-K CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued) At December 31, 2023 the 5-year and 10-year U.S. Treasury yields were 3.84% and 3.88%, respectively. At December 31, 2022, those same bond yields were 3.99% and 3.88%, respectively. The flatness in 10-year treasury yields was neutral to bond market values, while the decrease of 15 basis points in the 5-year treasury in the intermediate part of the yield curve helped drive the decrease in unrealized losses for the year ended December 31, 2023. The effects were generally greater for longer maturity bonds, such as municipal bonds. On the other hand, floating rate bonds largely held consistent values, as those interest rates adjust in line with Federal Reserve interest rate hikes. Should the impairment of any of these securities become credit related, the impairment will be recognized by establishing an ACL through provision for credit losses in the period the credit related impairment is identified, while any non-credit loss will be recognized in accumulated other comprehensive loss, net of applicable taxes. At December 31, 2023 and December 31, 2022, the Company had no credit related impairment. The Basel rules also permit most banking organizations to retain, through a one-time election, existing treatment for accumulated other comprehensive loss, which currently does not affect regulatory capital. The Company elected to retain this treatment which reduces the volatility of regulatory capital levels. The following table sets forth the maturities of securities at December 31, 2023 and the weighted average yields of such securities. Available-for-Sale Securities (Dollars in Thousands) Maturing Within One Year After One But Within Five Years After Five But Within Ten Years After Ten Years Amount Yield Amount Yield Amount Yield Amount Yield U.S. Government Agency Securities $ — —% $ 2,898 6.07% $ 40,929 5.77% $ — —% Residential Mortgage-Backed Securities(2) — —% — —% — —% 99,150 3.62% Commercial Mortgage-Backed Securities(2) — —% 1,069 7.32% 7,358 4.52% 22,736 6.38% Other Commercial Mortgage-Backed Securities(2) — —% — —% 1,967 1.52% 19,889 2.87% Asset Backed Securities(2) — —% 25,606 1.89% 64,773 4.43% 49,627 6.00% Collateralized Mortgage Obligations(2) — —% — —% 4,409 1.40% 157,124 4.48% States and Political Subdivisions — —% 8,948 1.99% 127,827 2.28% 85,333 2.52% Corporate Notes — —% — —% 59,360 3.87% — —% Total $ — $ 38,521 $ 306,623 $ 433,859 Weighted Average Yield(1) —% 2.34% 3.48% 4.04% (1) Weighted -average yields are calculated on a taxable-equivalent basis using the federal statutory tax rate of 21 percent. (2) Securities not due at a single maturity date At December 31, 2023 the Company had no held-to-maturity securities; however, if at a future date we classify securities as held-to-maturity, our disclosures will show the weighted average yield for each range of maturities. At December 31, 2023, the Company held 52.8% fixed rate and 47.2% floating rate securities. The floating rate securities may have a stated maturity greater than ten years, but the interest rate generally adjusts monthly. Therefore, the duration on these securities is short, generally less than one year, and will therefore not be as sensitive to interest rate changes. Refer to Note 4, Investment Securities, in the Notes to Consolidated Financial Statements in Item 8 of this Annual Report on Form 10-K for additional information related to our securities.

46 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued) Loan Composition The following table summarizes our loan portfolio as of the periods presented: December 31, (Dollars in Thousands) 2023 2022 2021 2020 2019 Commercial Commercial Real Estate $ 1,670,631 $ 1,470,562 $ 1,323,252 $ 1,453,799 $ 1,365,310 Commercial and Industrial 271,511 309,792 345,376 557,164 621,667 Total Commercial Loans 1,942,142 1,780,354 1,668,628 2,010,963 1,986,977 Consumer Residential Mortgages 787,929 657,948 457,988 472,170 514,538 Other Consumer 34,277 44,562 44,666 57,647 73,688 Total Consumer Loans 822,206 702,510 502,654 529,817 588,226 Construction 436,349 353,553 282,947 406,390 309,563 Other 305,213 312,496 357,900 — — Total Portfolio Loans 3,505,910 3,148,913 2,812,129 2,947,170 2,884,766 Loans Held-for-Sale — — 228 25,437 19,714 Loans Held-for-Sale in Connection with Sale of Bank Branches, at the lower of cost or fair value — — — 9,835 — Total Loans $ 3,505,910 $ 3,148,913 $ 2,812,357 $ 2,982,442 $ 2,904,480 Our loan portfolio represents our most significant source of interest income. The risk that borrowers are unable to pay such obligations is inherent in the loan portfolio. Other conditions such as downturns in the borrower’s industry or the overall economic climate can significantly impact the borrower’s ability to pay. For a discussion of the risk factors relevant to our business and operations, please refer to Part I, Item 1A, “Risk Factors,” contained in this Annual Report on Form 10-K for the year ended December 31, 2023. Total portfolio loans increased $357.0 million, or 11.3%, to $3.5 billion at December 31, 2023 compared to December 31, 2022 with strong production primarily in our CRE, residential mortgage and construction portfolios. The CRE portfolio is monitored for potential concentrations of credit risk by market, property type and tenant concentrations. Given the continued rising rate environment our mortgage portfolio experienced more modest growth in 2023 compared to 2022. At December 31, 2023, the loan portfolio was comprised of 24.8% floating rates which reprice monthly, 41.9%, variable rates that reprice at least once during the life of the loan and the remaining 33.3% are fixed rate loans. The Company continues to carefully monitor the loan portfolio during 2023, including in light of market conditions that impact our borrowers and the interest rate environment. Total CRE represented 47.7% of total portfolio loans at December 31, 2023 compared to 46.7% at December 31, 2022. The Company’s CRE loan portfolio is concentrated predominantly in North Carolina, Virginia, South Carolina, West Virginia and Georgia within the retail, multifamily, hospitality, warehouse and office metrics.

47 Form 10-K CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued) The following table presents the Company’s CRE breakout by segment, the segment amounts included in special mention and substandard and the related percentages by segment to total CRE and total portfolio loans as of the periods indicated: December 31, 2023 2022 (Dollars in Thousands) CRE Portfolio CRE Balance in Special Mention/ Substandard Risk Rating % of Each Segment to Total CRE Loans % of Each Segment to Total Portfolio Loans CRE Portfolio CRE Balance in Special Mention/ Substandard Risk Rating % of Each Segment to Total CRE Loans % of Each Segment to Total Portfolio Loans Commercial Real Estate Retail $ 396,831 $ 62 23.8% 11.3% $ 319,557 $ 155 21.7% 10.1% Multifamily 386,123 — 23.1% 11.0% 289,667 9,964 19.7% 9.2% Warehouse 373,812 — 22.4% 10.7% 264,705 85 18.0% 8.4% Hospitality 289,553 72 17.3% 8.3% 308,856 — 21.0% 9.8% Office 222,160 1,349 13.3% 6.3% 225,930 2,898 15.4% 7.2% Other 2,152 119 0.1% 0.1% 61,847 120 4.2% 2.0% Total CRE Loans $ 1,670,631 $ 1,602 100.0% 47.7% $ 1,470,562 $ 13,222 100.0% 46.7% CRE loans represent a portfolio concentration risk. The majority of our CRE loans are made in the above noted geographies and granted to experienced developers and sponsors with loan guaranty structures that provide recourse to individuals with access to financial resources. We believe our knowledge of CRE and our operating knowledge at the local and regional level of these markets allows us to effectively manage concentration risk. Our operating knowledge at the local and regional level is derived from our front-line connection to the customer and our understanding of their business model. We also have access to research tools that inform us about market statistics such as occupancy, lease growth rates and new construction starts. This data is reviewed frequently by our credit officers and disseminated to our lenders. The bank’s underwriting process includes multiple shock scenarios primarily focused on cash flow and leverage in order to determine a supportable loan amount. We attempt to limit our exposure to credit risk by diversifying our loan portfolio by segment, geography, collateral and industry while actively managing concentrations. When concentrations exist in certain segments, we seek to mitigate this risk by reviewing the relevant economic indicators and internal risk rating trends of the loans in these segments. The Company established transaction, relationship and specific loan segment limits in its loan policy. Total commercial real estate balances should not exceed the combination of 300% of total risk-based capital and growth in excess of 50% over the previous thirty-six months and construction loan balances should not exceed 100% of total risk-based capital. Investment real estate property types and purchased loan programs have individual dollar limits that should not be exceeded in the portfolio and are based on management’s risk tolerance relative to capital. In addition, there are specific targets for various categories of real estate loans with respect to debt service coverage ratios, loan-to- value ratios, loan terms, and amortization periods. We also have policy limits on loan-to-cost for construction projects. Although leverage is important, the Company also focuses on cash flow generation and employs stress testing to calculate a supportable loan amount. Aggregate commitments to our top 10 credit relationships were $636.7 million at December 31, 2023. The Other segment represents 47.4% of the top 10 credit relationships and the Company has since transferred its largest lending relationship of $301.9 million to nonaccrual during the second quarter of 2023, as described in more detail below under “Credit Quality” in this MD&A.

48 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued) The following table summarizes our top 10 relationships and a description of industries represented for the periods presented: For the Periods Ending Dollars in Thousands 12/31/2023 12/31/2022 Change 2023 % of Gross Loans 2023 % of RBC 1. Hospitality, Agriculture & Energy $ 301,913 $ 309,107 $ (7,194) 8.61% 62.26% 2. Retail Real Estate & Food Services 53,576 55,625 (2,049) 1.53% 11.05% 3. Multifamily Development 40,000 40,000 — 1.14% 8.25% 4. Retail Real Estate 38,972 37,679 1,293 1.11% 8.04% 5. Hospitality 37,502 35,255 2,247 1.07% 7.73% 6. Industrial & Retail Real Estate 33,885 41,725 (7,840) 0.97% 6.99% 7. Non-Owner Occupied / Commercial Real Estate 33,752 17,308 16,444 0.96% 6.96% 8. Multifamily & student housing 32,747 33,998 (1,251) 0.94% 6.75% 9. Hospitality 32,328 33,587 (1,259) 0.92% 6.66% 10. Multifamily / Commercial Real Estate 32,000 24,000 8,000 0.91% 6.60 % Top Ten (10) Relationships 636,675 628,284 8,391 18.16% 131.29% Total Gross Loans 3,505,910 3,148,913 356,997 % of Total Gross Loans 18.16% 19.95% (1.79)% Concentration (25% of RBC) $ 121,231 $ 120,863 Unfunded commitments on lines of credit were $568.7 million at December 31, 2023 as compared to $512.7 million at December 31, 2022. The majority of unused commitments are for construction projects that will be drawn as the construction completes. Total utilization was 53.8% at December 31, 2023 and 50.3% at December 31, 2022. Unfunded commitments on commercial operating lines of credit was 53.7% at December 31, 2023 and 49.7% at December 31, 2022. Unsecured loans pose higher risk for the Company due to the lack of a well-defined secondary source of repayment. Commercial unsecured loans are reserved for the best quality customers with well-established businesses that operate with low financial and operating leverage. The repayment capacity of the borrower should exceed the policy and guidelines for secured loans. The Company significantly increased the standards for consumer unsecured lending by adjusting upward the required qualifying Fair Isaac Corporation (“FICO”) scores and restricting loan amounts at lower FICO scores. Deferred costs and fees included in the portfolio balances above were $7.2 million and $8.2 million at December 31, 2023 and December 31, 2022, respectively. Discounts on purchased 1-4 family loans included in the portfolio balances above were $133.4 thousand and $161.2 thousand at December 31, 2023 and December 31, 2022, respectively.

49 Form 10-K CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued) The following tables present the maturity schedule of portfolio loan types at December 31, 2023: Maturity (Dollars in Thousands) Within One Year After One But Within Five Years After Five But Within 15 Years After 15 Years Total Fixed interest rates Commercial Real Estate $ 729 $ 423,118 $ 169,944 $ 9,096 $ 602,887 Commercial and Industrial 28 69,343 154,602 2,941 226,914 Residential Mortgages 48 18,861 69,610 22,447 110,966 Other Consumer 8 29,775 4,140 — 33,923 Construction 5,299 208,150 3,030 — 216,479 Other — — — — — Portfolio Loans with Fixed Interest Rates $ 6,112 $ 749,247 $ 401,326 $ 34,484 $ 1,191,169 Variable interest rates Commercial Real Estate $ — $ 87,036 $ 711,014 $ 269,694 $ 1,067,744 Commercial and Industrial 308 23,464 18,638 2,187 44,597 Residential Mortgages 7 1,747 27,942 647,267 676,963 Other Consumer — 354 — — 354 Construction 6,847 204,912 6,541 1,570 219,870 Other 301,913 — — 3,300 305,213 Portfolio Loans with Variable Interest Rates $ 309,075 $ 317,513 $ 764,135 $ 924,018 $ 2,314,741 Total Portfolio Loans $ 315,187 $ 1,066,760 $ 1,165,461 $ 958,502 $ 3,505,910 Refer to Note 5, Loans and Loans Held-For-Sale, in the Notes to Consolidated Financial Statements in Item 8 of this Annual Report on Form 10-K for additional information related to our loans. Credit Quality On a monthly basis, a Criticized Asset Committee meets to review certain watch, special mention and substandard risk rated loans within prescribed policy thresholds. These loans typically represent the highest risk of loss to the Company. Action plans are established and these loans are monitored through regular contact with the borrower and loan officer, review of current financial information and other documentation, review of all loan or potential loan restructures or modifications and the regular re-evaluation of assets held as collateral. On a quarterly basis, the Credit Risk Committee of the Board meets to review our loan portfolio metrics, approve segment limits, approve the adequacy of ACL, and review the findings from Loan Review identified in the previous quarter. Annually, this same committee approves credit related policy changes and policy enhancements as they become available. Additional credit risk management practices include continuous reviews of trends in our lending footprint and our lending policies and procedures to support sound underwriting practices, concentrations, delinquencies and annual portfolio stress testing. Our Loan Review department serves as a mechanism to independently monitor credit quality and assess the effectiveness of credit risk management practices to provide oversight of all lending activities. The loan review function has the primary responsibility for assessing commercial credit administration and credit decision functions of consumer and mortgage underwriting, as well as determining the appropriateness of risk ratings for those loans reviewed and providing input to the loan risk rating process. Our policy is to place loans in all categories in nonaccrual status when collection of interest or principal is doubtful, or generally when interest or principal payments are 90 days or more past due based on contractual terms. Consumer unsecured loans and secured loans are evaluated for charge-off after the loan becomes 90 days past due. Loans past due 90 days are automatically transferred to nonaccrual status. Management reserves the right to exercise discretion at the individual loan level. For example, we may elect to transfer a loan to nonaccrual regardless of the delinquency status if we believe the collection in full

50 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued) of both principal and interest to be unlikely. We may also elect to retain a loan that is 90 or more days’ delinquent in accrual status if we believe the loan is well secured and in the process of collection. Unsecured loans are fully charged- off and secured loans are charged-off to the estimated fair value of the collateral less the cost to sell. The ability of borrowers to repay commercial loans is dependent upon the success of their business and general economic conditions. Due to the greater potential for loss within our commercial portfolio, we monitor the commercial loan portfolio through an internal risk rating system. Loan risk ratings are assigned based upon the creditworthiness of the borrower and are reviewed on an ongoing basis according to our internal policies. Loans rated special mention or substandard have potential or well-defined weaknesses not generally found in high quality, performing loans, and require attention from management to limit loss. Nonperforming assets consist of nonaccrual loans and OREO. The following table summarizes nonperforming assets for the dates presented: (Dollars in Thousands) December 31, 2023 December 31, 2022 Change Nonaccrual Loans Commercial Real Estate $ 1,324 $ 2,304 $ (980) Commercial and Industrial 52 204 (152) Residential Mortgages 3,283 3,265 18 Other Consumer 59 8 51 Construction 2,904 864 2,040 Other 301,913 — 301,913 Total Nonperforming Loans 309,535 6,645 302,890 Other Real Estate Owned 2,463 8,393 (5,930) Total Nonperforming Assets $ 311,998 $ 15,038 $ 296,960 Nonperforming Loans to Total Portfolio Loans 8.83% 0.21% Nonperforming Assets to Total Portfolio Loans plus Other Real Estate Owned 8.89% 0.48% Nonperforming assets increased $297.0 million to $312.0 million at December 31, 2023 compared to December 31, 2022. During the second quarter of 2023, the Company placed commercial loans that resided in the Other segment of the Company’s loan portfolio, relating to the Bank’s largest lending relationship which has an aggregate principal amount of $301.9 million, on nonaccrual status due to loan maturities and failure to pay in full. These nonperforming loans are 97.5% of the Company’s total nonperforming loans and 96.8% of the Company’s total nonperforming assets. Based on analyses of the credit relationship and various discounted cash flow valuation techniques utilized in the alternative modeling, which resulted in a valuation allowance with respect to these loans of $54.3 million at December 31, 2023, representing 18.0% of these loans aggregate principal amount. At December 31, 2023, all of the Bank’s loans related to this lending relationship are on nonaccrual status. The Company believes it is well secured based on the net carrying value of the credit relationship and appropriately reserved for potential losses with respect to all such loans based on information currently available. As the borrowers on these loans operate in the hospitality, agriculture, and energy sectors, this credit relationship is secured by, among other collateral, commercial real estate properties in these sectors including but not limited to top-tier hospitality properties. When evaluating the net carrying value of this credit relationship at December 31, 2023, the Company utilized discounted cash flow valuation techniques to estimate the timing and magnitude of potential recoveries resulting from various collection processes.

51 Form 10-K CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued) The following is an analysis of nonperforming loans by loan portfolio segment for the dates presented, and each segment’s relative contribution to total nonperforming loans: December 31, 2023 December 31, 2022 (Dollars in Thousands) Amount % of NPLs Amount % of NPLs Commercial Real Estate $ 1,324 0.4% $ 2,304 34.7% Commercial and Industrial 52 —% 204 3.1% Residential Mortgages 3,283 1.1% 3,265 49.1% Other Consumer 59 —% 8 0.1% Construction 2,904 1.0% 864 13.0% Other 301,913 97.5% — —% Balance End of Period $ 309,535 100.0% $ 6,645 100.0% The Company has initiated collection processes with respect to such loans and intends to explore all alternatives for repayment. However, we cannot give any assurance as to the timing or amount of future payments or collections on such loans or that we will ultimately collect all amounts contractually due under the terms of such loans. For a discussion of collection proceedings with respect to these loans, see the information contained in Part II, Item 8. Financial Statements and Supplementary Data – Note 18, “Commitments and Contingencies,” under the heading “Legal Proceedings” of this Annual Report on Form 10-K. Closed retail bank offices have a remaining book value of $2.3 million at December 31, 2023 and $1.1 million at December 31, 2022, and are recorded in OREO on the Company’s balance sheet. During the year ended 2023, the Bank closed three retail banking offices and moved $1.4 million at fair value to OREO. These properties were marketed for sale as of December 31, 2023. Past Company legacy underwriting standards relied heavily on loan to value and did not necessarily consider the income characteristics of the borrower or the repayment capacity of collateral with respect to speculative land financing. An overreliance on value as a primary repayment source can become compromised during real estate cycles. As a result, management has worked through these legacy credits and has installed a number of underwriting guardrails that consider the global cash flows and repayment capability of borrowers and/or guarantors, the proportion of speculation, transaction limits and introduced sensitivity analysis in order to determine supportable loan amounts. While these guardrails do not insulate the Company from credit cycles, we believe it should reduce the experience of defaults. Closed-end installment loans, amortizing loans secured by real estate and any other loans with payments scheduled monthly are reported past due when the borrower is in arrears two or more monthly payments. Other multi-payment obligations with payments scheduled other than monthly are reported past due when one scheduled payment is due and unpaid for 30 days or more. We monitor delinquency on a monthly basis, including loans that are at risk for becoming delinquent and early stage delinquencies in order to identify emerging patterns and potential problem loans. The following table summarizes past due loans for the dates presented: (Dollars in Thousands) December 31, 2023 2022 Loans 30 to 89 Days Past Due Commercial Commercial Real Estate $ 319 $ 104 Commercial and Industrial 39 283 Total Commercial Loans 358 387 Consumer Residential Mortgages 1,881 445 Other Consumer 405 541 Total Consumer Loans 2,286 986 Construction 3,388 3,464 Other — — Total Loans 30 to 89 Days Past Due $ 6,032 $ 4,837

52 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued) Portfolio loans past due 30 to 89 days and still accruing increased $1.2 million to $6.0 million at December 31, 2023 compared to December 31, 2022, primarily in the residential mortgage segment. There were no loans during the year ended December 31, 2023 and December 31, 2022 that were past due more than 90 days and still accruing. The following tables represent credit exposures by internally assigned risk ratings as of December 31, 2023 and 2022: December 31, 2023 (Dollars in Thousands) Commercial Real Estate Commercial & Industrial Residential Mortgages Other Consumer Construction Other Total Pass $ 1,669,029 $ 268,622 $ 784,090 $ 34,202 $ 433,321 $ 3,300 $ 3,192,564 Special Mention 278 2,837 525 — 60 — 3,700 Substandard 1,324 52 3,314 75 2,968 301,913 309,646 Total Portfolio Loans $ 1,670,631 $ 271,511 $ 787,929 $ 34,277 $ 436,349 $ 305,213 $ 3,505,910 Performing Loans $ 1,669,307 $ 271,459 $ 784,646 $ 34,218 $ 433,445 $ 3,300 $ 3,196,375 Nonaccrual Loans 1,324 52 3,283 59 2,904 301,913 309,535 Total Portfolio Loans $ 1,670,631 $ 271,511 $ 787,929 $ 34,277 $ 436,349 $ 305,213 $ 3,505,910 December 31, 2022 (Dollars in Thousands) Commercial Real Estate Commercial & Industrial Residential Mortgages Other Consumer Construction Other Total Pass $ 1,457,340 $ 303,893 $ 653,044 $ 44,495 $ 352,516 $ 180,745 $ 2,992,033 Special Mention 10,796 2,887 983 — 69 — 14,735 Substandard 2,426 3,012 3,921 67 968 131,751 142,145 Total Portfolio Loans $ 1,470,562 $ 309,792 $ 657,948 $ 44,562 $ 353,553 $ 312,496 $ 3,148,913 Performing Loans $ 1,468,258 $ 309,588 $ 654,683 $ 44,554 $ 352,689 $ 312,496 $ 3,142,268 Nonaccrual Loans 2,304 204 3,265 8 864 — 6,645 Total Portfolio Loans $ 1,470,562 $ 309,792 $ 657,948 $ 44,562 $ 353,553 $ 312,496 $ 3,148,913 At December 31, 2023 and December 31, 2022, the Company had no loans that were risk rated as doubtful. Special mention and substandard loans at December 31, 2023 increased $156.5 million to $313.3 million compared to December 31, 2022, with an increase of $167.5 million in substandard and a decrease of $11.0 million in special mention. The increase of $167.5 million in substandard loans is primarily related to the above mentioned $301.9 million nonaccrual lending relationship in the other loan category. The $301.9 million of loans related to the Bank’s largest lending relationship was nonperforming and rated as substandard at December 31, 2023. At December 31, 2022 the largest lending relationship in the other segment loans were all accruing and totaled $309.1 million of which, $177.3 million of those loans were pass-rated and $131.8 million of those loans were substandard-rated. The decrease of $11.0 million in special mention is primarily due to the upgrade of a CRE credit totaling $9.9 million to a pass rating. Refer to Note 6, Allowance for Credit Losses, in the Notes to Consolidated Financial Statements in Item 8 of this Annual Report on Form 10-K for additional information related to our nonperforming loans and OREO. Troubled Debt Restructuring Disclosures Prior to Our Adoption of ASU No. 2022-02 Prior to our adoption of ASU No. 2022-02, the Company accounted for Troubled Debt Restructuring (“TDR”) as a loan which, for economic or legal reasons related to a borrower’s financial difficulties, granted a concession to the borrower that we would not otherwise grant. The Company strived to identify borrowers in financial difficulty early and work with them to modify terms and conditions before their loan defaults and/or is transferred to nonaccrual status. Modified terms that might have been considered a TDR generally included extension of maturity dates at a stated interest rate lower than the current market rate for a new loan with similar characteristics, reductions in contractual interest rates or principal deferment. While unusual, there may have been instances of principal forgiveness. Short- term modifications that were considered insignificant were generally not considered a TDR unless there were other concessions granted. On April 1, 2022, the Company adopted ASU 2022-02, which eliminated TDR accounting

53 Form 10-K CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued) prospectively for all restructurings occurring on or after January 1, 2022. Refer to Note 1, Summary of Significant Accounting Polices, in the Notes to Consolidated Financial Statements in Item 8 of this Annual Report on Form 10-K for additional information related to ASU No. 2022-02. Generally, the Company individually evaluates all loans that are nonaccrual or considered a restructured loan, with a commitment equal to $1.0 million or greater and/or based on management’s discretion; for individually evaluated loan reserves. In addition, the Company may individually evaluate credits that have complex loan structures, even if the commitment is less than $1.0 million. Nonaccrual loans can be returned to accruing status if the ultimate collectability of all contractual amounts due, according to the restructured agreement, is not in doubt and there is a period of a minimum of six months of satisfactory payment performance by the borrower either immediately before or after the restructuring. Allowance for Credit Losses The following summarizes our allowance for credit loss experience at December 31 for each of the years presented: (Dollars in Thousands) 2023 2022 2021 Balance Beginning of Year $ 93,852 $ 95,939 $ 54,074 Impact of CECL Adoption — — 61,642 Provision for Credit Losses 5,500 2,419 3,350 Charge-offs: Commercial Real Estate — — 19,662 Commercial and Industrial 63 3,436 374 Residential Mortgages 203 46 273 Other Consumer 2,665 1,677 2,256 Construction 42 — 1,859 Other — — — Total Charge-offs 2,973 5,159 24,424 Recoveries: Commercial Real Estate — — 159 Commercial and Industrial 88 1 291 Residential Mortgages 110 99 168 Other Consumer 475 404 586 Construction — 149 93 Other — — — Total Recoveries 673 653 1,297 Total Net Charge-offs 2,300 4,506 23,127 Balance End of Year $ 97,052 $ 93,852 $ 95,939 Net Charge-offs to Average Portfolio Loans 0.07% 0.15% 0.79% Allowance for Credit Losses to Total Portfolio Loans 2.77% 2.98% 3.41% Total net charge-offs decreased to $2.3 million for the year ended December 31, 2023 compared to $4.5 million for the year ended December 31, 2022 primarily in the C&I segment. The largest charge-off in 2022 was $3.4 million on a purchased syndicated C&I loan in the amount of $4.9 million, which was previously reserved for $2.6 million, transferred to held-for-sale in the third quarter of 2022 in the amount of $1.5 million and then sold in the fourth quarter of 2022. The net charge-offs of $23.1 million for the full year 2021 was primarily attributable to the resolution of five problem relationships during 2021, in which the majority of losses were anticipated and previously reserved.

54 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued) The following is the allocation of the ACL balance by segment as of December 31 for the years presented below: 2023 2022 (Dollars in Thousands) Amount % of Loans in each Category to Total Portfolio Loans Amount % of Loans in each Category to Total Portfolio Loans Commercial Real Estate $ 19,873 47.7% $ 17,992 46.7% Commercial & Industrial 3,286 7.7% 3,980 9.9% Residential Mortgages 10,879 22.5% 8,891 20.9% Other Consumer 868 1.0% 1,329 1.4% Construction 7,792 12.4% 6,942 11.2% Other 54,354 8.7% 54,718 9.9% Balance End of Year $ 97,052 100.0% $ 93,852 100.0% The increase in the ACL was primarily due to increases in the CRE, residential mortgage and construction segments as a result of loan growth in these segments during 2023. The ACL was $97.1 million, or 2.77%, of total portfolio loans at December 31, 2023 compared to $93.9 million, or 2.98% of total portfolio loans at December 31, 2022. The following table summarizes the credit quality ratios and their components as of December 31 for the years presented below: (Dollars in Thousands) 2023 2022 Allowance for Credit Losses to Total Portfolio Loans Allowance for Credit Losses $ 97,052 $ 93,852 Total Portfolio Loans 3,505,910 3,148,913 Allowance for Credit Losses to Total Portfolio Loans 2.77% 2.98% Nonperforming Loans to Total Portfolio Loans Nonperforming Loans $ 309,535 $ 6,645 Total Portfolio Loans 3,505,910 3,148,913 Nonperforming Loans to Total Portfolio Loans 8.83% 0.21% Allowance for Credit Losses to Nonperforming Loans Allowance for Credit Losses $ 97,052 $ 93,852 Nonperforming Loans 309,535 6,645 Allowance for Credit Losses to Nonperforming Loans 31.35% 1,412.37% Net Charge-offs to Average Portfolio Loans Net Charge-offs $ 2,300 $ 4,506 Average Total Portfolio Loans 3,324,757 2,988,785 Net Charge-offs to Average Portfolio Loans 0.07% 0.15% The provision for credit losses, which includes a provision for losses on loans and on unfunded commitments, is a charge to earnings to maintain the ACL at a level consistent with management’s assessment of expected losses in the loan portfolio at the balance sheet date. The provision for credit losses increased $3.1 million to $5.5 million for the year ended 2023 compared to the same period in 2022. The increase in the provision for credit losses was primarily driven by loan growth, net charge-offs and an increase in the other segment reserve related to the large NPL relationship. The provision for unfunded commitments increased $0.4 million to $0.9 million for the year ended 2023 when compared to a provision of $0.5 million for the year ended 2022. The increase was primarily due to an increase in construction commitments. The reserve for unfunded commitments is largely comprised of unfunded commitments related to real estate construction loans and pressure on the reserve rates. There are three basic factors that influence

55 Form 10-K CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued) the reserve rates associated with unfunded commitments for real estate construction loans. First, the reserve rate is extrapolated from the reserve rates calculated for certain commercial real estate funded loans within the ACL model. These reserve rates are influenced by the same factors cited in the ACL model such as economic forecasts, average portfolio life, etc. Refer to Note 1, Summary of Significant Accounting Policies, in the Notes to Consolidated Financial Statements in Item 8 of this Annual Report on Form 10-K for additional information related to the ACL Policy and the discussion of these factors. Second, since the category of construction is generic, management applies a weighting of the reserve rates associated with certain CRE loans. The proportion of these segments affect the weighting. Third, volume changes impact the total reserve calculation. As a percentage of average portfolio loans net charge-offs were 0.07% for the year ended 2023 and 0.15% for the same period in 2022. At December 31, 2023 NPLs increased $302.9 million at December 31, 2023 since December 31, 2022. NPLs as a percentage of total portfolio loans were 8.83% and 0.21% as of December 31, 2023 and December 31, 2022, respectively. Refer to Note 6, Allowance for Credit Losses, in the Notes to Consolidated Financial Statements in Item 8 of this Annual Report on Form 10-K for additional information related to our ACL. Deposits The daily average balance of deposits and rates paid on deposits are summarized in the following table for the years ended December 31: 2023 2022 (Dollars in Thousands) Average Balance Rate Average Balance Rate Noninterest-Bearing Demand $680,889 — $716,645 — Interest-Bearing Demand 483,048 0.56% 489,298 0.32% Money Market 448,324 1.98% 521,269 0.35% Savings 544,938 0.11% 720,682 0.10% Certificate of Deposits 1,428,646 2.83% 1,271,548 1.14% Total Interest-Bearing Deposits 2,904,956 1.81% 3,002,797 0.62% Total Average Deposits $ 3,585,845 1.47% $ 3,719,442 0.50% For the year ended December 31, 2023, total average deposits declined $133.6 million, which included decreases in average savings accounts of $175.7 million, or 24.4%, a decrease in money market accounts of $72.9 million, or 14.0%, a decline in average noninterest-bearing demand deposits of $35.8 million and a decrease in average interest- bearing deposits of $6.3 million, or 1.3% offset by an average increase in CDs of $157.1 million, or 12.4%. The decrease in average deposits was primarily due to the banking industry disruption in March 2023 and inflationary pressures on customers. Additionally, customers preferences have shifted to higher-yielding deposit products as interest rates increased. The following table presents additional information about our year-end deposits: (Dollars in Thousands) 2023 2022 Deposits from the Certificate of Deposit Account Registry Services (“CDARS”) $ — $ 922 Noninterest-Bearing Public Funds Deposits 51,506 27,086 Interest-Bearing Public Funds Deposits 127,100 180,243 Total Deposits not Covered by Deposit Insurance(1) 647,154 691,266 Certificates of Deposits not Covered by Deposit Insurance 304,968 159,030 Deposits for Certain Directors, Executive Officers and their Affiliates 1,799 2,910 (1) These deposits are presented on an estimated basis. This estimate was determined based on the same methodologies and assumptions used for regulatory reporting requirements.

56 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued) Maturities of CDs over $250,000 or more, excluding brokered deposits, not covered by deposit insurance at December 31, 2023 are summarized as follows: (Dollars in Thousands) Amount Percent Three Months or Less $ 94,424 31.0% Over Three Months Through Twelve Months 109,217 35.8% Over Twelve Months Through Three Years 80,122 26.3% Over Three Years 21,205 6.9% Total $ 304,968 100.0% Refer to Note 12, Deposits, in the Notes to Consolidated Financial Statements in Item 8 of this Annual Report on Form 10-K for additional information related to our deposits. Federal Home Loan Bank (“FHLB”) Borrowings and Federal Funds Purchased Information pertaining to FHLB borrowings and federal funds purchased at December 31 is summarized in the table below: (Dollars in Thousands) 2023 2022 2021 Balance at Period End Federal Home Loan Bank Borrowings $ 393,400 $ 180,550 $ 7,000 Federal Funds Purchased — 17,870 — Average Balance during the Period Federal Home Loan Bank Borrowings $ 402,675 $ 29,849 $ 25,986 Federal Funds Purchased 7,023 5,711 — Average Interest Rate during the Period Federal Home Loan Bank Borrowings 5.17% 3.90% 1.20% Federal Funds Purchased 5.24% 3.29% —% Maximum Month-end Balance during the Period Federal Home Loan Bank Borrowings $ 525,135 $ 180,550 $ 35,000 Federal Funds Purchased 46,965 23,020 — Average Interest Rate at Period End Federal Home Loan Bank Borrowings 5.20% 4.48% 1.61% Federal Funds Purchased —% 4.65% —% The Company had $393.4 million of FHLB borrowings at December 31, 2023 an increase of $212.9 million compared to December 31, 2022. The Company had no overnight federal funds purchased at December 31, 2023 and had $17.9 million outstanding overnight federal funds purchased at December 31, 2022. The level and composition of borrowed funds fluctuates over time based on many factors including market conditions, loan growth, investment securities, deposit growth and capital considerations. We manage our borrowed funds to provide a reliable source of liquidity. The Company held FHLB of Atlanta stock of $21.6 million and $9.7 million at December 31, 2023 and December 31, 2022, respectively. Dividends recorded on this restricted stock were $1.5 million and $0.2 million for the years ended December 31, 2023 and December 31, 2022, respectively. The investment is carried at cost and evaluated for impairment based on the ultimate recoverability of the par value. We hold FHLB stock because we are a member of the FHLB of Atlanta. The FHLB requires members to purchase and hold a specified level of FHLB stock based upon the members’ asset values, level of borrowings and participation in other programs offered. Stock in the FHLB is non- marketable and is redeemable at the discretion of the FHLB. Members do not purchase stock in the FHLB for the same reasons that traditional equity investors acquire stock in an investor-owned enterprise. Rather, members purchase stock to obtain access to the products and services offered by the FHLB. Unlike equity securities of traditional for- profit enterprises, the stock of the FHLB does not provide its holders with an opportunity for capital appreciation because, by regulation, FHLB stock can only be purchased, redeemed and transferred at par value. Refer to Note 13, Federal Home Loan Bank Borrowings and Federal Funds Purchased, in the Notes to Consolidated Financial Statements in Item 8 of this Annual Report on Form 10-K for additional information related to our borrowings.

57 Form 10-K CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued) Capital Resources The following table summarizes ratios for the Company and Bank for December 31: 2023 2022 Leverage Ratio Carter Bankshares, Inc. 9.48% 10.29% Carter Bank and Trust 9.41% 10.13% Common Equity Tier 1 Carter Bankshares, Inc. 11.08% 12.61% Carter Bank and Trust 10.99% 12.42% Tier 1 Ratio Carter Bankshares, Inc. 11.08% 12.61% Carter Bank and Trust 10.99% 12.42% Total Risk-Based Capital Ratio Carter Bankshares, Inc. 12.34% 13.86% Carter Bank and Trust 12.25% 13.68% Total capital of $351.2 million at December 31, 2023, reflects an increase of $22.6 million compared to $328.6 million at December 31, 2022. The increase in total capital from December 31, 2022 is primarily due to net income of $23.4 million for the year ended December 31, 2023, other comprehensive income of $14.2 million increased due to changes in fair value of investment securities, an increase of $1.5 million related to restricted stock activity during the year, as well as, the transitional adjustment of $0.1 million, net of tax for the adoption of ASU 2023-02. Offsetting these increases was a decrease of $16.6 million related to the repurchase of common stock and the 1% excise tax on stock repurchases. The Company and the Bank are subject to various capital requirements administered by the federal banking regulators. Failure to meet the minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on our financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, we must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Prompt corrective action provisions are not applicable to bank holding companies. Quantitative measures established by regulations to ensure capital adequacy require us to maintain minimum amounts and ratios. Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At December 31, 2023 and December 31, 2022, the most recent regulatory notifications categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution’s category. The Company continues to maintain its capital position with a leverage ratio of 9.48% as compared to the regulatory guideline of 5.00% to be well-capitalized and a risk-based Common Equity Tier 1 ratio of 11.08% compared to the regulatory guideline of 6.50% to be well-capitalized. Our risk-based Tier 1 and Total Capital ratios were 11.08% and 12.34%, respectively, which places the Company above the federal bank regulatory agencies’ well-capitalized guidelines of 8.00% and 10.00%, respectively. We believe that we have the ability to raise additional capital, if necessary. The Basel rules also permit banking organizations with less than $15.0 billion in assets to retain, through a one-time election, existing treatment for accumulated other comprehensive income, which currently does not affect regulatory capital. The Company elected to retain this treatment which reduces the volatility of regulatory capital levels.

58 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued) The Basel III Capital Rules require the Company and the Bank to maintain minimum Common Equity Tier 1, Tier 1 and Total Capital ratios, along with a capital conservation buffer, effectively resulting in new minimum capital ratios. The capital conservation buffer is designed to absorb losses during periods of economic stress. Banking institutions with a ratio of Common Equity Tier 1 capital to risk-weighted assets above the minimum but below the conservation buffer (or below the combined capital conservation buffer and countercyclical capital buffer, when the latter is applied) will face constraints on dividends, equity repurchases and compensation based on the amount of the shortfall. The Basel III Capital Rules also provide for a “countercyclical capital buffer” that is applicable to only certain covered institutions and does not have any current applicability to the Company or the Bank. In December 2018, the Office of the Comptroller of the Currency, (the “OCC”), the FRB, and the FDIC, approved a final rule to address changes to credit loss accounting under GAAP, including banking organizations’ implementation of CECL. The final rule provides banking organizations the option to phase in over a three-year period the Day 1 adverse effects on regulatory capital that may result from the adoption of the new accounting standard. On March 27, 2020, the regulators issued interim final rule (“IFR”), “Regulatory Capital Rule: Revised Transition of the Current Expected Credit Losses Methodology for Allowances” in response to the disrupted economic activity from the spread of COVID-19. The IFR maintains the three-year transition option in the previous rule and provides banks the option to delay for two years an estimate of CECL’s effect on regulatory capital, relative to the incurred loss methodology’s effect on regulatory capital, followed by a three-year transition period (five-year transition option). We adopted CECL effective January 1, 2021 and elected to implement the capital transition relief over the permissible three-year period. Refer to Note 21, Capital Adequacy, in the Notes to Consolidated Financial Statements in Item 8 of this Annual Report on Form 10-K for additional information related to our capital. Contractual Obligations In the normal course of business, we have entered into contractual obligations that represent future cash commitments and liabilities under agreements with third parties and exclude contingent contractual liabilities for which we cannot reasonably predict future payments. The Company has various financial obligations, including contractual obligations and commitments that may require future cash payments. Refer to the accompanying Notes to Consolidated Financial Statements in Item 8 of this Annual Report on Form 10-K for the expected timing of such payments as of December 31, 2023. These include payments related to (i) operating and finance leases referenced in Note 8, Right-of-Use (“ROU”) Assets and Lease Liabilities, (ii) time deposits with stated maturity dates in Note 12 – Deposits, (iii) Federal Home Loan Borrowings in Note 13, Federal Home Loan Bank Borrowings and Federal Funds Purchased, and (iv) commitments to extend credit, standby letters of credit and purchase obligations in Note 18, Commitments and Contingencies in Item 8 of this Annual Report on Form 10-K. Purchase obligations primarily represent obligations under agreement with our third-party data processing provider. Off-Balance Sheet Arrangements In the normal course of business, the Company offers our customers lines of credit and letters of credit to meet their financing objectives. The undrawn or unfunded portion of these facilities do not represent outstanding balances and therefore are not reflected in our financial statements as loans receivable. The Company provides lines of credit to our clients to memorialize the commitment to finance the completion of construction projects and revolving lines of credit to operating companies to finance their working capital needs. Lines of credit for construction projects represent $452.2 million, or 64.4% and $373.2 million, or 59.2% of the commitments to extend credit identified in the table below at December 31, 2023 and December 31, 2022, respectively. The Company provides letters of credit, generally, for the benefit or our customers to provide assurance to various municipalities that construction projects will be completed according to approved plans and specifications. These instruments involve elements of credit and interest rate risk and our exposure to credit loss, in the event the customer does not satisfy the terms of the agreement, could be equal to the contractual amount of the obligation less the value of any collateral. The Company analyzes this risk and calculates a reserve for unfunded commitments. The same credit policies are applied in granting these facilities as those used for underwriting loans. Lines of credit to finance construction projects include a construction

59 Form 10-K CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued) end date, at which time the loan is expected to convert to a mini-perm loan. A department independent of our lending group monitors construction commitments of $1.0 million or greater and/or based on management’s discretion. Lines of credit to operating companies to finance working capital include a maturity date and may include various financial covenants. Letters of credit include an expiration date unless it is a standby letter of credit which automatically renews but generally provide for a termination clause on an annual basis given sufficient notice to the beneficiary. The Company typically charges an annual fee for the issuance of letters of credit. Because letters of credit are expected to expire without being drawn upon, these commitments do not necessarily represent future cash requirements of the Company. The following table sets forth the commitments and letters of credit as of December 31: (Dollars in Thousands) 2023 2022 Commitments to Extend Credit $ 702,301 $ 630,619 Standby Letters of Credit 19,643 25,739 Total $ 721,944 $ 656,358 Estimates of the fair value of these off-balance sheet items were not made because of the short-term nature of these arrangements and the credit standing of the counterparties. For more details, see Note 18, Commitments and Contingencies, in Item 8 of this Annual Report on Form 10-K. Liquidity Liquidity is defined as a financial institution’s ability to meet its cash and collateral obligations at a reasonable cost. This includes the ability to satisfy the financial needs of depositors who want to withdraw funds or borrowers needing to access funds to meet their credit needs. In order to manage liquidity risk the Company’s Board has delegated authority to ALCO for formulation, implementation and oversight of liquidity risk management for the Company. The ALCO’s goal is to maintain adequate levels of liquidity at a reasonable cost to meet funding needs in both a normal operating environment and for potential liquidity stress events. The ALCO closely monitors and manages liquidity by reviewing cash flow projections, performing balance sheet stress tests and by maintaining a detailed contingency funding plan that includes specific liquidity measures that are reviewed by the ALCO monthly. Our liquidity policy and contingency funding plan provide graduated risk tolerance levels for multiple liquidity measures and potential liquidity environments. If our liquidity position moves to a level that has been defined as high risk, specific actions are required, such as increased monitoring or the development of an action plan to reduce the risk position. The Company’s primary funding and liquidity source is a stable customer deposit base. Management believes that we have the ability to retain existing deposits and attract new deposits, mitigating any potential funding dependency on other more volatile sources. Although deposits are the primary source of funds, the Company has identified various other funding sources that can be used as part of our normal funding program when either a structure or cost efficiency has been identified. Additional funding sources accessible to the Company include borrowing availability at the FHLB, equal to 25% of the Company’s assets or approximating $1.1 billion, subject to the amount of eligible collateral pledged, of which the Company is eligible to borrow up to an additional $480.3 million. The Company has unsecured facilities with three other correspondent financial institutions totaling $50.0 million, access to the institutional CD market, and the brokered deposit market. The Company did not have outstanding borrowings on these fed funds lines as of December 31, 2023. In addition to the above funding resources, the Company also has $563.5 million of unpledged available-for-sale investment securities, at fair value, as an additional source of liquidity. Please refer to the Liquidity Sources table below for available funding with the FHLB and our unsecured lines of credit with correspondent banks. The Company closely monitors changes in the industry and market conditions that may impact the Company’s liquidity and will use other borrowing means or other liquidity and funding strategies sources to fund its liquidity needs as needed. The Company is also closely tracking the potential impacts on the Company’s liquidity of declines in the fair value of the Company’s securities portfolio due to rising market interest rates and developments in the banking industry that may change the availability of traditional sources of liquidity or market expectations with respect to available sources and amounts of additional liquidity.

60 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued) An important component of our ability to effectively respond to potential liquidity stress events is maintaining a cushion of highly liquid assets. Highly liquid assets are those that can be converted to cash quickly, with little or no loss in value, to meet financial obligations. ALCO policy guidelines define a ratio of highly liquid assets to total assets by graduated risk tolerance levels of minimal, moderate and high. At December 31, 2023, the Bank had $578.4 million in highly liquid assets, which consisted of Federal Reserve Board excess reserves and interest-bearing deposits in other financial institutions of $14.9 million and $563.5 million in unpledged securities. This resulted in highly liquid assets to total assets ratio of 12.8% at December 31, 2023. If an extended recession caused large numbers of our deposit customers to withdraw their funds, we might become more reliant on volatile or more expensive sources of funding. The following table provides detail of liquidity sources as of December 31: (Dollars in Thousands) 2023 2022 Cash and Due From Banks, including Interest-bearing Deposits $ 54,529 $ 46,869 Unpledged Investment Securities 563,537 611,845 Excess Pledged Securities 61,774 46,305 FHLB Borrowing Availability 480,266 676,746 Unsecured Lines of Credit Availability 50,000 127,130 Total Liquidity Sources $ 1,210,106 $ 1,508,895 The following table provides total liquidity sources and ratios as of December 31: (Dollars in Thousands) 2023 2022 Total Liquidity Sources $ 1,210,106 $ 1,508,895 Highly Liquid Assets(1) to Total Assets 12.8% 14.7% Highly Liquid Assets(1) to Uninsured Deposits 89.4% 89.2% Total Available Liquidity to Uninsured Deposits 187.0% 218.3% (1) Highly liquid assets consist of $14.9 million in Federal Reserve Board excess reserves and interest-bearing deposits in other financial institutions and $563.5 million in unpledged securities. Inflation Management is aware of the significant effect inflation has on interest rates and can have on financial performance. The Company’s ability to cope with this is best determined by analyzing its capability to respond to changing interest rates and its ability to manage noninterest income and expense. The mix of interest-rate sensitive assets and liabilities is monitored through ALCO in order to reduce the impact of inflation on net interest income. The effects of inflation are controlled by reviewing the prices of our products and services, by introducing new products and services and by controlling overhead expenses. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution’s performance than the effects of general levels of inflation. Stock Repurchase Plan On March 29, 2023, the Company announced that its Board of Directors (the “Board”) has authorized, effective May 1, 2023, a common share repurchase program to purchase up to 1,000,000 shares of the Company’s common stock in the aggregate over a period of twelve months, (the “2023 Program”) subject to receipt of non-objection from the Federal Reserve Bank of Richmond, which was received on April 24, 2023. The 2023 Program authorizes the purchase of the Company’s common stock in open market transactions or privately negotiated transactions, including pursuant to a trading plan in accordance with Rule 10b-18 promulgated under the Securities Exchange Act of 1934, as amended. The authorization permits management to repurchase shares of the Company’s common stock from time to time at management’s discretion. The actual means and timing of any shares purchased under the 2023 Program will depend on a variety of factors, including the market price of the Company’s common stock, general market and economic conditions, management’s evaluation of the Company’s financial condition and liquidity position and

61 Form 10-K CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued) applicable legal and regulatory requirements. The 2023 Program is authorized through May 1, 2024, although it may be modified or terminated by the Board at any time. The 2023 Program does not obligate the Company to purchase any particular number of shares, and was exhausted as of August 31, 2023. During the year ended December 31, 2023, the 1,000,000 shares of common stock had been repurchased under this program at a total cost of $14.2 million, or an average price of $14.16 per share. Previously on June 28, 2022, the Company announced that its Board authorized, effective August 1, 2022, a common share repurchase program to purchase up to 750,000 shares of the Company’s common stock in the aggregate over a period of twelve months, subject to non-objection from the Federal Reserve Bank of Richmond, which was received in July 2022 (the “2022 Program”). The 2022 Program authorized the purchase of the Company’s common stock in open market transactions or privately negotiated transactions, including pursuant to a trading plan in accordance with Rule 10b-18 promulgated under the Exchange Act. The authorization permitted management to repurchase shares of the Company’s common stock from time to time at management’s discretion. The 2022 Program was originally authorized through August 1, 2023, did not obligate the Company to purchase any particular number of shares, and was exhausted as of March 10, 2023. Previously on December 13, 2021, the Company announced that its Board authorized, effective December 10, 2021, a common share repurchase program to purchase up to 2,000,000 shares of the Company’s common stock in the aggregate over a period of twelve months (the “2021 Program”). The 2021 Program was originally authorized through December 9, 2022, did not obligate the Company to purchase any particular number of shares, and was exhausted as of April 28, 2022. ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK Market Risk Market risk is defined as the degree to which changes in interest rates, foreign exchange rates, commodity prices, or equity prices can adversely affect a financial institution’s earnings or capital. For financial institutions, market risk arises primarily from interest rate risk inherent in lending, investment, and deposit-taking activities. Interest rate risk can arise from timing differences in the repricing and maturities of interest-earning assets and interest-bearing liabilities (repricing risk), changes in the expected maturities of assets and liabilities arising from embedded options, such as borrowers’ ability to prepay home mortgage loans at any time, depositors’ ability to redeem certificates of deposit before maturity (option risk), changes in the shape of the yield curve, where interest rates increase or decrease in a non-parallel fashion (yield curve risk), and changes in spread relationships between different yield curves, such as U.S. Treasuries and SOFR (basis risk). Interest rate fluctuations affect earnings by changing net interest income and other interest-sensitive income and expense levels. Interest rate changes affect capital by changing the net present value of a financial institution’s future cash flows, and the cash flows themselves, as rates change. Accepting this risk is a normal part of banking and can be an important source of profitability and enhancement of shareholder value. However, excessive interest rate risk can threaten a financial institution’s earnings, capital, liquidity, and solvency. The Company’s ALCO is responsible for the reviewing the interest rate sensitivity position of the institution, establishing policies to monitor and limit exposure to this type of risk, and employing strategies to ensure our asset-liability structure produces the maximum yield-cost spread available based on current market conditions. The Company’s Investment / Interest Rate Risk Committee, a committee of the Board of Directors, reviews and approves the policies established by ALCO. Earnings Simulation Modeling The ALCO uses an asset liability model (“ALM”) to forecast earning simulations that measure the sensitivity of net interest income to changes in interest rates. The ALM calculates an earnings estimate based on current and projected balances and rates. This method is subject to the accuracy of the assumptions that support the ALM process. The ALCO derives the assumptions used in the ALM from historical trends and management’s outlook, including expected loan growth, loan prepayment rates, deposit growth rates, changes to deposit product betas and non-maturity deposit decay rates, and projected yields and rates. The ALM assumes that all maturities, calls, and prepayments in the securities portfolio are reinvested in like instruments. These assumptions may not be realized and unanticipated events and circumstances may also occur that cause the assumptions to be inaccurate. The ALM also does not take into account

62 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK (continued) any future actions management may take to mitigate the impact of unforeseen interest rate changes. A sensitivity analysis for deposit betas, deposit decay rates and loan prepayment speeds is performed at least annually within the ALM to help ALCO better understand the impact of these critical assumptions on the ALM results. The ALCO reviews the assumptions of the ALM at least quarterly and periodically adjusts them when deemed appropriate. The ALCO also uses different interest rate scenarios and shifts in yield curve shapes to measure the sensitivity of earnings to various interest rate environments. Interest rates on unique asset and liability accounts move differently when the short- term market rate changes. These differences are reflected in the different rate scenarios utilized by the ALM. For earning simulations, our policy guidelines limit the change in net interest income over a 12-month and 24-month horizon using rate shocks of +/- 100, 200, 300, 400 basis points and for non-parallel yield curve shift scenarios. We have temporarily suspended the + 300 and + 400 basis point rate shock analyses. Due to FOMC’s slowing future rate increase projections coupled with the recent increase in the Fed Funds Target Rate of 5.25% since March 17, 2022, we believe the impact to net interest income when evaluating the + 300 and +400 basis point rate shock scenarios do not provide meaningful insight into our interest rate risk position nor does it project a probable interest rate environment for the foreseeable future. The following tables reflect the earnings simulation results for the periods presented utilizing a forecasted static balance sheet over the next twelve months. All percentage changes presented are within prescribed ranges set by ALCO. December 31, 2023 December 31, 2022 Change in Interest Rate (basis points) % Change in Pretax Net Interest Income % Change in Pretax Net Interest Income 200 (1.1)% 7.7% 100 (0.3)% 4.1% -100 2.4% (5.1)% -200 4.4% (10.7)% -300 5.6% (17.3)% -400 6.7% (23.5)% The results from the earnings simulation imply that the Company’s balance sheet has shifted from an asset sensitive balance sheet at December 31, 2022 to a slightly liability sensitive balance sheet when at December 31, 2023. The above table indicates that, in a rising interest rate environment, the Company is positioned to have a minimum increase in net interest income for the same asset and liability mix due to the balance sheet composition, related maturity structures, and repricing correlations to market interest rates for assets and liabilities. However, in a declining interest rate environment, we are positioned to have a slightly more advantageous increase in net interest income for the same reasons discussed above. Based on the ALM results presented above for the quarters ending December 31, 2023 and December 31, 2022, the Company’s balance sheet is slightly liability sensitive at December 31, 2023 versus assets sensitive at December 31, 2022. This migration from asset sensitivity to slightly liability sensitivity is due to 1) lower yielding, floating rate excess cash positions held in federal reserve bank and interest-bearing deposits in other financial institutions, that are more sensitive to future market interest rate changes which were deployed into higher yielding, fixed and variable rate securities and portfolio loans that are less sensitive to future market interest rate changes, 2) the addition of the Company’s largest lending relationship, with an aggregate principal amount of $301.9 million being placed on nonaccrual status as of June 30, 2023, 3) shortening maturities of the time deposit portfolio due to shorter term time deposit promotional campaigns related to the inverted yield curve, and 4) the recent shifts in the shape of the yield curve between the two periods presented above. Economic Value of Equity Modeling Economic value of equity simulation is used to calculate the estimated fair value of assets and liabilities over different interest rate environments. The ALM calculates the economic value of equity based on discounted cash flow analysis. The net economic value of equity is the economic value of all assets minus the economic value of all liabilities. The change in net economic value of equity over different rate environments is an indication of the longer-term earnings capability of the balance sheet. The Company uses the same assumptions in the economic value of equity simulation model as in the earnings simulation model. The economic value of equity simulation model uses instantaneous rate shocks to the balance sheet. For economic value of equity simulation, our policy guidelines limit the change in economic value of equity given changes in rates of +/- 100, 200, 300, 400 basis points and for non-parallel yield curve shift scenarios. We have temporarily suspended the + 300 and + 400 basis point rate shock analyses. Due to FOMC’s

63 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK (continued) Form 10-K slowing future rate increase projections coupled with the recent increase in the Fed Funds Target Rate of 5.25% since March 17, 2022, we believe the impact to net interest income when evaluating the + 300 and +400 basis point rate shock scenarios do not provide meaningful insight into our interest rate risk position nor does it project a probable interest rate environment for the foreseeable future. Results for the economic value of equity modeling are driven primarily by the shape of the underlying yield curves and option-adjusted spreads used to discount the projected cash flows of assets and liabilities, and the assumed life span of the assets and liabilities being discounted. The following tables reflect the economic value of equity analyses results for the periods presented. All percentage changes presented are within prescribed ranges set by management. December 31, 2023 December 31, 2022 Change in Interest Rate (basis points) % Change in Economic Value of Equity % Change in Economic Value of Equity 200 (4.7)% (0.2)% 100 (1.8)% 0.8% -100 0.9% (3.4)% -200 0.5% (8.5)% -300 (2.7)% (16.0)% -400 (10.9)% (28.0)%

64 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA Consolidated Financial Statements Consolidated Balance Sheets 65 Consolidated Statements of Income 66 Consolidated Statements of Comprehensive Income (Loss) 67 Consolidated Statements of Changes in Shareholders’ Equity 68 Consolidated Statements of Cash Flows 69 Notes to Consolidated Financial Statements 71 Report of Crowe LLP, Independent Registered Public Accounting Firm (PCAOB ID 173), on Consolidated Financial Statements and Effectiveness of Internal Controls Over Financial Reporting 118

65 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA (continued) Form 10-K CONSOLIDATED BALANCE SHEETS (Dollars in Thousands Except per Share Data) December 31, 2023 December 31, 2022 ASSETS Cash and Due From Banks, including Interest-Bearing Deposits of $14,853 at December 31, 2023 and $4,505 at December 31, 2022 $ 54,529 $ 46,869 Securities Available-for-Sale, at Fair Value (amortized cost of $870,546 and $945,707, respectively) 779,003 836,273 Loans Held-for-Sale — — Portfolio Loans 3,505,910 3,148,913 Allowance for Credit Losses (97,052) (93,852) Portfolio Loans, net 3,408,858 3,055,061 Bank Premises and Equipment, net 73,707 72,114 Other Real Estate Owned, net 2,463 8,393 Federal Home Loan Bank Stock, at Cost 21,626 9,740 Bank Owned Life Insurance 58,115 56,734 Other Assets 114,238 119,335 Total Assets $ 4,512,539 $ 4,204,519 LIABILITIES Deposits: Noninterest-Bearing Demand $ 685,218 $ 705,539 Interest-Bearing Demand 481,506 496,948 Money Market 513,664 484,238 Savings 454,876 684,287 Certificates of Deposit 1,586,651 1,261,526 Total Deposits 3,721,915 3,632,538 Federal Home Loan Bank Borrowings 393,400 180,550 Federal Funds Purchased — 17,870 Reserve for Unfunded Loan Commitments 3,193 2,292 Other Liabilities 42,788 42,642 Total Liabilities 4,161,296 3,875,892 Commitment and Contingencies - see NOTE 18. SHAREHOLDERS’ EQUITY Common Stock, Par Value $1.00 Per Share, Authorized 100,000,000 Shares; Outstanding - 22,956,304 shares at December 31, 2023, and 23,956,772 shares at December 31, 2022 22,957 23,957 Additional Paid-in Capital 90,642 104,693 Retained Earnings 309,083 285,593 Accumulated Other Comprehensive Loss (71,439) (85,616) Total Shareholders’ Equity 351,243 328,627 Total Liabilities and Shareholders’ Equity $ 4,512,539 $ 4,204,519 See accompanying notes to audited Consolidated Financial Statements.

66 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA (continued) CONSOLIDATED STATEMENTS OF INCOME Years Ended December 31, (Dollars in Thousands Except per Share Data) 2023 2022 2021 INTEREST INCOME Loans, including fees Taxable $ 159,317 $ 135,055 $ 115,448 Non-Taxable 3,143 3,609 4,733 Investment Securities Taxable 30,804 20,330 12,442 Non-Taxable 634 693 882 Federal Reserve Bank Excess Reserves 1,002 312 169 Interest on Bank Deposits 64 29 102 Dividend Income 1,456 154 121 Total Interest Income 196,420 160,182 133,897 Interest Expense Interest Expense on Deposits 52,628 18,616 22,246 Interest Expense on Federal Funds Purchased 368 188 — Interest on Other Borrowings 21,114 1,450 468 Total Interest Expense 74,110 20,254 22,714 NET INTEREST INCOME 122,310 139,928 111,183 Provision for Credit Losses 5,500 2,419 3,350 Provision (Recovery) for Unfunded Commitments 901 509 (1,269) Net Interest Income After Provision (Recovery) for Credit Losses 115,909 137,000 109,102 NONINTEREST INCOME (Losses) Gains on Sales of Securities, net (1,521) 46 6,869 Service Charges, Commissions and Fees 7,155 7,168 6,662 Debit Card Interchange Fees 7,828 7,427 7,226 Insurance Commissions 1,945 1,961 1,901 Bank Owned Life Insurance Income 1,381 1,357 1,380 Gains on Sales and Write-downs of Bank Premises, net — 73 — Commercial Loan Swap Fee Income 139 774 2,416 Other 1,351 2,912 2,427 Total Noninterest Income 18,278 21,718 28,881 NONINTEREST EXPENSE Salaries and Employee Benefits 55,856 52,399 54,157 Occupancy Expense, net 14,028 13,527 13,556 FDIC Insurance Expense 4,904 2,015 2,157 Other Taxes 3,282 3,319 3,129 Advertising Expense 1,693 1,434 952 Telephone Expense 1,842 1,781 2,208 Professional and Legal Fees 6,210 5,818 5,255 Data Processing 3,920 4,051 3,758 Losses on Sales and Write-downs of Other Real Estate Owned, net 1,100 432 3,622 Debit Card Expense 2,875 2,750 2,777 Tax Credit Amortization — 621 1,708 Other 9,756 8,854 9,006 Total Noninterest Expense 105,466 97,001 102,285 Income Before Income Taxes 28,721 61,717 35,698 Income Tax Provision 5,337 11,599 4,108 Net Income $ 23,384 $ 50,118 $ 31,590 Earnings per Common Share: Basic Earnings per Common Share $ 1.00 $ 2.03 $ 1.19 Diluted Earnings per Common Share $ 1.00 $ 2.03 $ 1.19 Average Shares Outstanding-Basic 23,240,543 24,595,789 26,342,729 Average Shares Outstanding-Diluted 23,240,543 24,595,789 26,342,729 See accompanying notes to audited Consolidated Financial Statements.

67 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA (continued) Form 10-K CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) Years Ended December 31, (Dollars in Thousands) 2023 2022 2021 Net Income $ 23,384 $ 50,118 $ 31,590 Other Comprehensive Income (Loss): Net Unrealized Gains (Losses) on Securities Available-for-Sale: Net Unrealized Gains (Losses) Arising during the Period 16,370 (111,542) (10,877) Reclassification Adjustment for Losses (Gains) included in Net Income 1,521 (46) (6,869) Tax Effect (3,714) 24,270 3,727 Net Unrealized Gains (Losses) Recognized in Other Comprehensive Income (Loss) 14,177 (87,318) (14,019) Other Comprehensive Income (Loss): 14,177 (87,318) (14,019) Comprehensive Income (Loss) $ 37,561 $ (37,200) $ 17,571 See accompanying notes to audited Consolidated Financial Statements.

68 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA (continued) CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY Years Ended December 31, (Dollars in Thousands) Common Stock Additional Paid-in Capital Retained Earnings Accumulated Other Comprehensive Income (Loss) Total Shareholder’s Equity Balance at December 31, 2020 $ 26,385 $ 143,457 $ 254,611 $ 15,721 $ 440,174 Cumulative Effect of the Adoption of ASU 2016-13 — — (50,726) — (50,726) Balance January 1, 2021 $ 26,385 $ 143,457 $ 203,885 $ 15,721 $ 389,448 Net Income — — 31,590 — 31,590 Other Comprehensive Loss, Net of Tax — — — (14,019) (14,019) Repurchase of Common Stock (30,407 shares) (30) (433) — — (463) Forfeiture of Restricted Stock (6,205 shares) (6) 6 — — — Issuance of Restricted Stock (82,490 shares) 82 (82) — — — Recognition of Restricted Stock Compensation Expense — 1,040 — — 1,040 Balance December 31, 2021 $ 26,431 $ 143,988 $ 235,475 $ 1,702 $ 407,596 Net Income — — 50,118 — 50,118 Other Comprehensive Loss, Net of Tax — — — (87,318) (87,318) Repurchase of Common Stock (2,587,361 shares) (2,587) (40,340) — — (42,927) Forfeiture of Restricted Stock (14,141 shares) (14) (142) — — (156) Issuance of Restricted Stock (127,355 shares) 127 (127) — — — Recognition of Restricted Stock Compensation Expense — 1,314 — — 1,314 Balance December 31, 2022 $ 23,957 $ 104,693 $ 285,593 $ (85,616) $ 328,627 Cumulative Effect of the Adoption of ASU 2023-02 — — 106 — 106 Balance at January 1, 2023 $ 23,957 $ 104,693 $ 285,699 $ (85,616) $ 328,733 Net Income — — 23,384 — 23,384 Other Comprehensive Income, Net of Tax — — — 14,177 14,177 1% Excise Tax on Stock Buybacks — (153) — — (153) Repurchase of Common Stock (1,132,232 shares) (1,132) (15,284) — — (16,416) Forfeiture of Restricted Stock (5,333 shares) (5) (38) — — (43) Issuance of Restricted Stock (137,097 shares) 137 (137) — — — Recognition of Restricted Stock Compensation Expense — 1,561 — — 1,561 Balance December 31, 2023 $ 22,957 $ 90,642 $ 309,083 $ (71,439) $ 351,243 See accompanying notes to audited Consolidated Financial Statements.

69 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA (continued) Form 10-K CONSOLIDATED STATEMENTS OF CASH FLOWS Years Ended December 31, (Dollars in Thousands) 2023 2022 2021 OPERATING ACTIVITIES Net Income $ 23,384 $ 50,118 $ 31,590 Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities Provision for Credit Losses, including Provision (Recovery) for Unfunded Commitments 6,401 2,928 2,081 Origination of Loans Held-for-Sale (6,758) (8,047) (480,372) Proceeds From Loans Held-for-Sale 6,867 10,184 505,946 Depreciation/Amortization of Bank Premises and Equipment 6,248 6,063 6,229 Provision for Deferred Taxes 884 3,630 3,114 Net Amortization of Securities 6,354 5,749 4,798 Tax Credit Amortization 2,101 621 1,708 Gains on Sales of Loans Held-for-Sale (109) (396) (365) Losses (Gains) on Sales of Securities, net 1,521 (46) (6,869) Write-downs of Other Real Estate Owned 1,117 741 3,472 (Gains) Losses on Sales of Other Real Estate Owned, net (17) (309) 150 Losses (Gains) on Sales and Write-downs of Bank Premises, net — (73) — Commercial Loan Swap Derivative Income 219 (605) (89) Premiums on Branch Sales — — (506) Increase in the Value of Life Insurance Contracts (1,381) (1,357) (1,380) Recognition of Restricted Stock Compensation Expense 1,561 1,314 1,040 (Increase) Decrease in Other Assets (5,465) (3,273) 8,592 Increase (Decrease) in Other Liabilities 3,803 3,549 (1,601) Net Cash Provided By Operating Activities 46,730 70,791 77,538 INVESTING ACTIVITIES Securities Available-for-Sale: Proceeds from Sales 43,323 19,777 197,056 Proceeds from Maturities, Redemptions, and Pay-downs 48,901 84,693 110,196 Purchases (24,938) (135,634) (466,648) Purchase of Bank Premises and Equipment, Net (9,798) (5,890) (8,484) Proceeds from Sales of Bank Premises and Equipment, net — 408 — Net Cash Paid in Branch Sales — — (73,923) Proceeds from Sale of Portfolio Loans — — 52,320 (Purchase) Redemption of Federal Home Loan Bank Stock, net (11,886) (7,388) 2,741 Loan (Originations) and Payments, net (359,407) (342,877) 67,131 Proceeds from Sales and Payments of Other Real Estate Owned 6,794 4,840 13,256 Net Cash Used In Investing Activities (307,011) (382,071) (106,355) FINANCING ACTIVITIES Net Change in Demand, Money Markets and Savings Accounts (235,748) 14,649 369,730 Increase (Decrease) in Certificates of Deposits 325,125 (82,792) (276,899) Proceeds (Repayments) from Federal Home Loan Bank Borrowings, net 212,850 173,550 (28,000) (Repayments) Proceeds from Federal Funds Purchased, net (17,870) 17,870 — Repurchase of Common Stock (16,416) (42,927) (157) Net Cash Provided By Financing Activities 267,941 80,350 64,674 Net Increase (Decrease) in Cash and Cash Equivalents 7,660 (230,930) 35,857 Cash and Cash Equivalents at Beginning of Period 46,869 277,799 241,942 Cash and Cash Equivalents at End of Period $ 54,529 $ 46,869 $ 277,799 See accompanying notes to audited Consolidated Financial Statements.

70 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA (continued) CONSOLIDATED STATEMENTS OF CASH FLOWS - (continued) Years Ended December 31, (Dollars in Thousands) 2023 2022 2021 SUPPLEMENTARY DATA Cash Interest Paid $ 69,116 $ 19,338 $ 23,467 Cash Paid for Income Taxes 5,718 5,793 2,720 Transfer from Loans to Other Real Estate Owned 110 74 59 Transfer from Fixed Assets to Other Real Estate Owned 1,854 2,675 12,013 Right-of-use Asset Recorded in Exchange for Lease Liabilities 1,464 3,391 2,027 Stock Repurchase Excise Tax Settled in Subsequent Period (153) — — Stock Repurchases Settled in Subsequent Period — — (306) Loans Transferred to Held-for-Sale — 1,513 — See accompanying notes to audited Consolidated Financial Statements.

71 CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Form 10-K NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES Nature of Operations and Principles of Consolidation: Carter Bankshares, Inc. (the “Company”) is a holding company headquartered in Martinsville, Virginia. The Company is the parent company of its wholly owned subsidiary of Carter Bank & Trust (the “Bank”). The holding company is regulated by the Federal Reserve Bank (“FRB”). The Bank is an insured, Virginia state-chartered commercial bank which operates branches in Virginia and North Carolina. The Bank is regulated by the Federal Deposit Insurance Corporation (“FDIC”) and Bureau of Financial Institutions of the Virginia State Corporation Commission. The Bank has one wholly owned subsidiary, CB&T Investment Company (the “Investment Company”). Our market coverage is primarily in Virginia and North Carolina, including Fredericksburg, Charlottesville, Lynchburg, Roanoke, Christiansburg, Martinsville, Danville, Greensboro, Fayetteville, and Charlotte. The Company provides a full range of financial services with retail and commercial banking products and insurance. Accounting Policies: Our financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”). In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the dates of the balance sheets and revenues and expenses for the periods then ended. Actual results could differ from those estimates. Our significant accounting policies are described below. Principles of Consolidation: The Consolidated Financial Statements include the accounts of Carter Bankshares, Inc. and its wholly owned subsidiary. The Investment Company is a subsidiary of the Bank. All significant intercompany transactions have been eliminated in consolidation. Reclassification: Amounts in prior years’ financial statements and footnotes are reclassified whenever necessary to conform to the current year’s presentation. Reclassifications had no material effect on prior year net income or shareholders’ equity. Use of Estimates: To prepare financial statements in conformity with GAAP, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the Consolidated Financial Statements and the disclosures provided, and actual results could differ from those estimates. Information available which could affect these judgments include, but are not limited to, changes in interest rates, changes in the performance of the economy, and changes in the financial condition of borrowers. Operating Segments: The chief decision-makers of our operating segments monitor the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a Company-wide basis, and operating segments are aggregated into one as operating results for all segments are similar. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment. Cash and Cash Equivalents: The Company considers all cash on hand, amounts due from banks, federal funds sold, and FRB excess reserves as cash equivalents for the purposes of the Consolidated Statements of Cash Flows with all items having original maturities fewer than 90 days. Federal funds are customarily sold for one-day periods. The FRB pays the target fed funds rate on the FRB excess reserves. Restrictions on Cash: Cash on hand or on deposit with the FRB is required to meet regulatory reserve and clearing requirements. Loan Commitments and Related Financial Instruments: Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and financial standby and performance letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded. Comprehensive Income (Loss): Comprehensive income (loss) consists of net income and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains (losses) on securities available-for-sale, net of tax.

72 CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) Securities: The Company classifies securities into either the held-to-maturity or available-for-sale categories at the time of purchase. All securities were classified as available-for-sale at December 31, 2023 and December 31, 2022. Securities classified as available-for-sale include securities which can be sold for liquidity, investment management, or similar reasons even if there is not a present intention of such a sale. Available-for-sale securities are reported at fair value, with unrealized gains (losses), net of tax included in other comprehensive income (loss). Premium amortization is deducted from, and discount accretion is added to, interest income on securities using the level yield method without anticipating prepayments, except for mortgage-backed securities where prepayments are anticipated. Gains and losses are recognized upon the sale of specific identified securities on the completed trade date. Management evaluates debt securities for impairment on at least a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. In determining impairment, management considers many factors, including: (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, (3) whether the market decline was affected by macroeconomic conditions, and (4) whether the Company has the intent to sell the debt security or more likely than not will be required to sell the debt security before its anticipated recovery. The assessment of whether an impairment decline exists involves a high degree of subjectivity and judgment and is based on the information available to management at a point in time. When an impairment occurs, the amount of impairment recognized in earnings depends on whether an entity intends to sell the security or it is more likely than not it will be required to sell the security before recovery of its amortized cost basis, less any current-period credit loss. If an entity intends to sell or it is more likely than not it will be required to sell the security before recovery of its amortized cost basis, less any current-period credit loss, the impairment shall be recognized in earnings equal to the entire difference between the investment’s amortized cost basis and its fair value at the balance sheet date. If an entity does not intend to sell the security and it is not more likely than not that the entity will be required to sell the security before recovery of its amortized cost basis less any current-period loss, the impairment shall be separated into the amount representing the credit loss and the amount related to all other factors. Credit-related impairment is recognized as an allowance for credit losses (“ACL”) on the balance sheet with a corresponding adjustment to provision for credit losses in the Consolidated Statements of Net Income. Both the allowance and the adjustment to net income can be reversed if conditions change. Loans Held-for-Sale: Loans held-for-sale arise primarily from two sources. First, we purchase mortgage loans on a short-term basis from a partner financial institution that have fully executed sales contracts to end investors. Second, we originate and close mortgages with fully executed contracts with investors to purchase shortly after closing. We then hold these mortgage loans from both sources until funded by the investor, typically a two-week period. Gains and losses on sales of mortgage loans held-for-sale are determined using the specific identification method and are included in other noninterest income in the Consolidated Statements of Net Income. From time to time, certain loans are transferred from the loan portfolio to loans held-for-sale, which are carried at the lower of cost or fair value. If a loan is transferred from the loan portfolio to the held-for-sale category, any write-down in the carrying amount of the loan at the date of transfer is recorded as a charge-off against the ACL. Subsequent declines in fair value are recognized as a charge to noninterest income. The remaining unamortized fees and costs are recognized as part of the cost basis of the loan at the time it is sold. Gains and losses on sales of loans held-for-sale are included in other noninterest income in the Consolidated Statements of Net Income. Loans: Loans that management have the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of deferred loan fees and costs, discounts, and an allowance for credit losses. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level-yield method without anticipating prepayments. An individually evaluated loan analysis is conducted for loans that are either or both nonperforming or a restructured loan with a commitment of $1.0 million or greater and/or based on management’s discretion. Loans, including individually evaluated loans, are generally classified as nonaccrual if they are past due as to maturity or payment of principal or interest for a period of more than 90 days based on contractual terms, unless such loans are well-secured and in the process of collection. If a loan or a portion of a loan is classified as doubtful or is partially charged off, the loan is generally classified as nonaccrual. Loans that are on a current payment status or past due less than 90 days may

73 CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) Form 10-K also be classified as nonaccrual, if repayment in full of principal and/or interest is unlikely. Any interest that is accrued, but not collected is reversed against interest income when a loan is placed on nonaccrual status, which typically occurs prior to charging off all, or a portion, of a loan. While a loan is classified as nonaccrual and the probability of collecting the recorded loan balance is doubtful, collections of interest and principal are generally applied as a reduction to principal outstanding. Payments collected on a nonaccrual loan are first applied to principal, secondly to any existing charge-offs, thirdly to interest, and lastly to any outstanding fees owed to the Company. Loans may be returned to accrual status when all principal and interest amounts contractually due are reasonably assured of repayment within an acceptable period of time, and there is a period of a minimum of six months of satisfactory payment performance by the borrower in accordance with the contractual terms of interest and principal. Allowance for Credit Losses: The allowance for credit losses represents management’s estimate of expected credit losses inherent in the loan portfolio, and consists of an allowance for credit losses for pooled loans. Management estimates the allowance for credit losses for pooled loans utilizing a Discounted Cash Flow (“DCF”) method. The ACL related to loans individually evaluated is primarily based on the excess of the loan’s current outstanding principal balance compared to the estimated fair value of the related collateral, less cost to sell. For a loan that is not collateral- dependent, the allowance is recorded at the amount by which the outstanding principal balance exceeds the current estimate of the present value of future cash flows on the loan discounted at the loan’s original effective interest rate. Our CECL methodology introduced a modified discounted cash flow methodology based on expected cash flow changes in the future for the Other segment. A significant population of the Other segment was not impaired under the probable incurred loss model and therefore not subject to a collateral dependent specific reserve analysis. For the population of the Other segment that was impaired under the incurred loss model, based on collateral values, the specific reserves totaled zero. The CECL model was developed with subjective assumptions that is driven by the following key factors: prepayment speeds, timing of prepayments, loss given defaults as well as other factors including the discount rate based upon the cost of capital and ultimately the timing of future cash flows. For more details, see Note 6 - Allowance for Credit Losses, in Item 8 of this Annual Report on Form 10-K. Allowance for Credit Losses Policy The Company’s methodology for estimating the ACL includes: Segmentation. The Company’s loan portfolio is segmented by homogeneous loan types that behave similarly to economic cycles. Specific Analysis. A specific reserve analysis is applied to certain individually evaluated loans. These loans are evaluated quarterly generally based on collateral value, observable market value or the present value of expected future cash flows. A specific reserve is established if the fair value is less than the loan balance. A charge-off is recognized when the loss is quantifiable and confirmed. Individually evaluated loans not specifically analyzed receive a quantitative and qualitative analysis, as described below. Quantitative Analysis. The Company elected to use Discounted Cash Flow (“DCF”). Economic forecasts include but are not limited to unemployment, the Consumer Price Index, the Housing Price Index and Gross Domestic Product. These forecasts are assumed to revert to the long-term average and are utilized in the model to estimate the probability of default and loss given default through regression. Model assumptions include, but are not limited to the discount rate, prepayments and curtailments. The product of the probability of default and the loss given default is the estimated loss rate, which varies over time. The estimated loss rate is applied within the appropriate periods in the cash flow model to determine the net present value. Net present value is also impacted by assumptions related to the duration between default and recovery. The reserve is based on the difference between the summation of the principal balances taking amortized costs into consideration and the summation of the net present values. Qualitative Analysis. Based on management’s review and analysis of internal, external and model risks, management may adjust the model output. Management reviews the peaks and troughs of the model’s calibration, taking into account economic forecasts to develop guardrails that serve as the basis for determining the reasonableness of the model’s

74 CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) output and makes adjustments as necessary. This process challenges unexpected variability resulting from outputs beyond the model’s calibration that appear to be unreasonable. Additionally, management may adjust the economic forecast if it is incompatible with known market conditions based on management’s experience and perspective. “Other” Segmented Pool CECL provides for the flexibility to model loans differently compared to the prior model. With the adoption of CECL management elected to evaluate certain loans based on shared but unique risk attributes. The loans included in the Other segment of the model were underwritten and approved based on standards that are inconsistent with our current underwriting standards. The model for the Other segment was developed with subjective assumptions that may cause volatility driven by the following key factors: prepayment speeds, timing of contractual payments, discount rate, as well as other factors. The discount rate is reflective of the inherent risk in the Other segment. A substantial change in these assumptions could cause a significant impact to the model causing volatility. Management reviews the model output for appropriateness and subjectively makes adjustments as needed. The analysis applied to this pool resulted in an allowance of $51.3 million at adoption on January 1, 2021 and is disclosed in the Other segment line item. Our charge-off policy for loans requires that loans and other obligations that are not collectible be promptly charged- off when the loss becomes probable, regardless of the delinquency status of the loan. The Company may elect to recognize a partial charge-off when management has determined that the value of collateral is less than the remaining investment in the loan. A loan or obligation does not need to be charged-off, regardless of delinquency status, if (i) management has determined there exists sufficient collateral to protect the remaining loan balance and (ii) there exists a strategy to liquidate the collateral. Management may also consider a number of other factors to determine when a charge-off is appropriate. These factors may include, but are not limited to: • The status of a bankruptcy proceeding • The value of collateral and probability of successful liquidation; and/or • The status of adverse proceedings or litigation that may result in collection Consumer unsecured loans and secured loans are evaluated for charge-off after the loan becomes 90 days past due. Unsecured loans are fully charged-off and secured loans are charged-off to the estimated fair value of the collateral less the cost to sell. Closed-end installment loans, amortizing loans secured by real estate and any other loans with payments scheduled monthly are reported past due when the borrower is in arrears two or more monthly payments. Other multi-payment obligations with payments scheduled other than monthly are reported past due when one scheduled payment is due and unpaid for 30 days or more. We monitor delinquency on a monthly basis, including early stage delinquencies of 30 to 89 days past due for early identification of potential problem loans. Refer to the “Credit Quality” and the “Allowance for Credit Losses” sections in the MD&A and Note 6, Allowance for Credit Losses, in the Notes to Consolidated Financial Statements of this Annual Report on Form 10-K for more details. Loan Restructurings: On April 1, 2022, the Company adopted the accounting guidance in ASU No. 2022-02, effective as of January 1, 2022, which eliminates the recognition and measurement of a TDR. Due to the removal of the TDR designation, the Company evaluates all loan restructurings according to the accounting guidance for loan modifications to determine if the restructuring results in a new loan or a continuation of the existing loan. Loan modifications to borrowers experiencing financial difficulty that result in a direct change in the timing or amount of contractual cash flows include situations where there is principal forgiveness, interest rate reductions, other-than- insignificant payment delays, term extensions, and combinations of the listed modifications. Management strives to identify borrowers in financial difficulty early and work with them to modify their loan to more affordable terms before their loan reaches nonaccrual status, foreclosure or repossession of the collateral to minimize economic loss to the Company. Concentration of Credit Risk: The majority of the Company’s loans, commitments and lines of credit have been granted to customers in the Company’s market area. The concentrations of credit by loan classification are set forth in Note 5.

75 CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) Form 10-K Advertising Costs: We expense all marketing-related costs, including advertising costs, as incurred. Advertising expense was $1.7 million, $1.4 million, and $1.0 million for the years ended 2023, 2022, and 2021, respectively. Bank Owned Life Insurance: The Company has purchased life insurance policies on certain executive officers and associates. We receive the cash surrender value of each policy upon its termination or benefits are payable to us upon the death of the insured. Changes in net cash surrender value are recognized in noninterest income in the Consolidated Statements of Income. Bank Premises and Equipment: Bank premises and equipment acquired are stated at cost, less accumulated depreciation. Depreciation is charged to operating expenses over the estimated useful life of the assets by the straight-line method. Land is carried at cost. Costs of maintenance or repairs are charged to expense as incurred and improvements are capitalized. Upon retirement or disposal of an asset, the asset and related allowance account are eliminated. Any gain or loss on such transactions is included in current operations. Depreciation expense is included under occupancy expense, net in the Consolidated Statements of Income totaling $6.2 million in 2023, $6.1 million in 2022, and $6.2 million in 2021. The estimated useful life for bank premises ranges from 5 to 40 years and equipment depreciates over a 3 to 10-year period. Land and Land Improvements Non-depreciating assets Buildings 25 years - 40 years Furniture and Fixtures 5 years Computer Equipment and Software 5 years or term of license Other Equipment 5 years Vehicles 5 years Leasehold Improvements Lesser of estimated useful life of the asset (generally 15 years unless established otherwise) or the remaining term of the lease, including renewal options in the lease that are reasonably assured of exercise Leases: Operating and finance leases are recorded as a right of use (“ROU”) asset and operating lease liability, included in other assets and other liabilities, respectively. Operating and finance lease ROU assets represent the right to use an underlying asset during the lease term and operating and finance lease liabilities represent our obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at lease commencement based on the present value of the remaining lease payments using a discount rate that represents our incremental borrowing rate at the lease commencement date. Operating lease expense, which is comprised of amortization of the ROU asset and the implicit interest accreted on the operating lease liability, is recognized on a straight-line basis over the lease term, and is recorded primarily in other expense in the Consolidated Statements of Income. Finance lease expense is comprised of interest expense and amortization of the ROU asset, which are recorded in interest on other borrowings and other expense, respectively, in the Consolidated Statements of Income. Federal Home Loan Bank (“FHLB”) Stock: The Company is a member of the FHLB. Members are required to own a certain amount of stock based on the level of borrowings and other factors such as asset base. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Cash dividends are reported as dividend income in the Consolidated Statements of Income. Earnings per Common Share: Basic earnings per common share is calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. All outstanding unvested restricted stock awards are considered participating shares for the earnings per common share calculation. Diluted earnings per common share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Other Real Estate Owned (“OREO”): Real estate properties acquired through or in lieu of loan foreclosure are initially recorded at fair value less estimated selling cost at the date of foreclosure, which establishes a new cost basis. Any write-downs based on the asset’s fair value at the date of acquisition are charged to the ACL. After foreclosure, these assets are carried at the lower of their new cost basis or fair value less cost to sell. In addition, any retail branch locations closed for branch operations and marketed for sale are also moved to OREO from bank premises and equipment. This real estate is initially valued based on recent comparative market values received from a real

76 CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) estate broker and any necessary write-downs are charged to operations. Costs of significant property improvements are capitalized, whereas costs relating to holding property are expensed. Valuations are periodically performed by management, and any write-downs are recorded as a charge to operations, if necessary, to reduce the carrying value of a property to the lower of its carrying value or fair value less cost to sell. OREO assets are revalued every 12 months, or more frequently when deemed necessary by management based upon changes in market or collateral conditions. For smaller OREO assets with existing carrying values less than $0.5 million, management may elect to re-value the assets, at minimum, once every 24 months based on the size of the exposure. Operating costs after acquisition are expensed. Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences, operating losses, and tax credit carryforwards. Deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying Consolidated Balance Sheets along with any associated interest and penalties that would be payable to the taxing authorities upon examination. Interest and penalties associated with unrecognized tax benefits are classified as additional income taxes in the Consolidated Statements of Income. The Company is a limited partner in several tax-advantaged limited partnerships whose purpose is to invest in approved new market and historic rehabilitation projects. During 2023, the Company adopted the proportional amortization method of accounting for all qualifying equity investments within these limited partnerships. These investments are included in other assets on the Consolidated Balance Sheets. These partnership investments generate a return through the realization of federal income tax credits, as well as other tax benefits, such as tax deductions from net operating losses of the investments over a period of time. The investments are accounted for under the equity method, with the expense included within provision for income taxes on the Consolidated Statements of Income. All of the Company’s tax credit investments are evaluated for impairment at the end of each reporting period. Transfer of Financial Assets: Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity, or the ability to unilaterally cause the transferee to return specific assets. Retirement Benefits: The Company has established an employee benefit plan as described in Note 14. The Company does not provide any other post-retirement benefits. Allowance for Unfunded Commitments: In the normal course of business, we offer off-balance sheet credit arrangements to enable our customers to meet their financing objectives. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the financial statements. Our exposure to credit loss, in the event the customer does not satisfy the terms of the agreement, equals the contractual amount of the obligation less the value of any collateral. We apply the same credit policies in making commitments and standby and performance letters of credit that are used for the underwriting of loans to customers. Commitments

77 CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) Form 10-K generally have fixed expiration dates, annual renewals or other termination clauses and may require payment of a fee. Because many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The ACL on off-balance sheet credit exposures is estimated by loan segment at each balance sheet date under the current expected credit loss model using the same methodologies as portfolio loans, taking into consideration the likelihood that funding will occur, and is included in other liabilities on the Company’s Consolidated Balance Sheets. Stock-Based Compensation: The Company has issued both restricted stock to executive officers, associates and non- associate directors and performance based stock units to its executive officers. Compensation expense for restricted stock awards is based on the fair value of these awards at the date of the grant. The market price of the Company’s common stock at the date of the grant is the fair value of the award. Compensation cost is recognized over the required service period, generally defined as the vesting period. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award. The Company recognizes forfeitures as they occur. For the performance stock units (“PSUs”), management evaluates the criteria quarterly to determine the probability of the performance goals being met and recognizes compensation based upon the evaluation. The PSUs vest on the third anniversary of the grant date. Loss Contingencies: As disclosed in Note 18 to the Consolidated Financial Statements, the Company and its subsidiaries are involved in various legal proceedings incidental to their business in the ordinary course, and the disclosure set forth in Note 18 relating to certain legal matters is incorporated by reference. Fair Value Measurements The Company uses fair value measurements when recording and disclosing certain financial assets and liabilities. Securities available-for-sale and derivative financial instruments are recorded at fair value on a recurring basis. Additionally, from time to time, we may be required to record other assets at fair value on a nonrecurring basis, such as loans held-for-sale, individually evaluated loans, OREO, and certain other assets. Fair value is the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants at the measurement date. An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets or liabilities; it is not a forced transaction. In determining fair value, we use various valuation approaches, including market, income and cost approaches. The fair value standard establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing an asset or liability, which are developed based on market data we have obtained from independent sources. Unobservable inputs reflect our estimates of assumptions that market participants would use in pricing an asset or liability, which are developed based on the best information available in the circumstances. The fair value hierarchy gives the highest priority to unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). There are three levels of inputs that may be used to measure fair values: Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that an entity has the ability to access as of the measurement date, or observable inputs. Level 2: Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data. Level 3: Significant unobservable inputs that reflect an entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

78 CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) A financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. We recognize transfers between any of the fair value hierarchy levels at the end of the reporting period in which the transfer occurred. The following are descriptions of the valuation methodologies that the Company uses for financial instruments recorded at fair value on either a recurring or nonrecurring basis. Recurring Basis Securities Available-for-Sale: The fair values of securities available-for-sale are determined by obtaining quoted prices on nationally recognized securities exchanges, if available. This valuation method is classified as Level 1 in the fair value hierarchy. For securities where quoted prices are not available, fair values are calculated on market prices of similar securities, or matrix pricing, which is a mathematical technique, used widely in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities. Matrix pricing relies on the securities’ relationship to similarly traded securities, benchmark curves, and the benchmarking of like securities. Matrix pricing utilizes observable market inputs such as benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, reference data, and industry and economic events. In instances where broker quotes are used, these quotes are obtained from market makers or broker-dealers recognized to be market participants. This valuation method is classified as Level 2 in the fair value hierarchy. For securities where quoted prices or market prices of similar securities are not available, fair values are calculated using discounted cash flows or other market indicators. This valuation method is classified as Level 3 in the fair value hierarchy. Derivative Financial Instruments and Hedging Activities: The Company uses derivative instruments such as interest rate swaps for commercial loans with our customers. Upon entering into swaps with the borrower, the Company entered into offsetting positions with counterparties to minimize risk to the Company. The back-to-back swaps qualify as derivatives, but are not designated as hedging instruments. Interest rate swap contracts involve the risk of dealing with borrower and counterparties and their ability to meet contractual terms. We calculate the fair value for derivatives using accepted valuation techniques, including discounted cash flow analysis on the expected cash flows of each derivative. Each valuation considers the contractual terms of the derivative, including the period to maturity, and uses observable market-based inputs, such as interest rate curves and implied volatilities. When the fair value of a derivative instrument contract is positive, this generally indicates that the counterparty or customer owes the Company, and results in credit risk to the Company. When the fair value of a derivative instrument contract is negative, the Company owes the customer or counterparty, and, therefore, has no risk. Accordingly, interest rate swaps for commercial loans are classified as Level 2. The Company also enters into commitments to originate mortgage loans whereby the interest rate on the loan is determined prior to funding (rate lock commitments). Rate lock commitments on mortgage loans to be held-for-sale are considered to be derivatives. The period of time between issuance of a loan commitment and closing and sale of the loan generally ranges from 15 to 90 days. The Company protects itself from changes in interest rates through the use of best efforts forward delivery commitments, whereby the Company commits to sell a loan at the time the borrower commits to an interest rate with the intent that the buyer has assumed interest rate risk on rate lock commitments due to changes in interest rates. Nonrecurring Basis Individually Evaluated Loans: Individually evaluated loans with commitments of $1.0 million or greater and/or based on management’s discretion are evaluated for potential specific reserves and adjusted, if a shortfall exists, to fair value less costs to sell. Fair value is measured based on the value of the underlying collateral securing the loan if repayment is expected solely from the sale or operation of the collateral or present value of estimated future cash flows discounted at the loan’s contractual interest rate if the loan is not determined to be collateral dependent. All loans with a specific reserve are classified as Level 3 in the fair value hierarchy. Fair value for individually evaluated loans is determined using several methods. Generally, the fair value of real estate is determined based on appraisals by qualified licensed appraisers. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are

79 CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) Form 10-K routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available. These routine adjustments are made to adjust the value of a specific property relative to comparable properties for variations in qualities such as location, size, and income production capacity relative to the subject property of the appraisal. Such adjustments are typically significant and result in a Level 3 classification of the inputs for determining fair value. Subsequent to the initial impairment date, existing individually evaluated loans are reevaluated quarterly for additional impairment and adjustments to fair value less costs to sell are made, where appropriate. For individually evaluated loans, the first stage of our impairment analysis involves inspection of the property in question to affirm the condition has not deteriorated since the previous impairment analysis date. Management also engages in conversations with local real estate professionals and market participants to determine the likely marketing time and value range for the property. The second stage involves an assessment of current trends in the regional market. After thorough consideration of these factors, management will order a new appraisal. For non-individually evaluated loans, the fair value is determined by updating the present value of estimated future cash flows using the loan’s existing rate to reflect the payment schedule for the remaining life of the loan. OREO is evaluated at the time of acquisition and is recorded at fair value as determined by an appraisal or evaluation, less costs to sell. After acquisition, most OREO assets are revalued every twelve months, or more frequently when deemed necessary by management based upon changes in market or collateral conditions. For smaller OREO assets with existing carrying values less than $0.5 million, management may elect to re-value the assets, at minimum, once every twenty-four months based on the size of the exposure. Fair value, when recorded, is generally based upon appraisals by approved, independent state certified appraisers. Appraisals on OREO may be discounted based on our historical knowledge, changes in market conditions from the time of appraisal or other information available to us. OREO and other repossessed assets marked to fair value are classified as Level 3. At December 31, 2023 OREO assets were in compliance with the OREO policy as set forth above, and substantially all of the assets were listed for sale with credible third-party real estate brokers. Financial Instruments In addition to financial instruments recorded at fair value in our financial statements, fair value accounting guidance requires disclosure of the fair value of all of an entity’s assets and liabilities that are considered financial instruments. The majority of our assets and liabilities are considered financial instruments. Many of these instruments lack an available trading market as characterized by a willing buyer and willing seller engaged in an exchange transaction. Also, it is our general practice and intent to hold our financial instruments to maturity and to not engage in trading or sales activities with respect to such financial instruments. For fair value disclosure purposes, we substantially utilize the fair value measurement criteria as required and explained above. In cases where quoted fair values are not available, we use present value methods to determine the fair value of our financial instruments. Recent Accounting Pronouncements and Developments Newly Adopted Pronouncements in 2023 In March 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards (“ASU”) No. 2023- 02, Investments Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method. The amendments in this ASU expands the use of the proportional amortization method of accounting, previously only allowable for Low Income Tax Housing Credits, (“LITHC”) investments, to equity investments in other tax credit structures that meet certain criteria. This guidance is effective for public business entities for fiscal years including interim periods within those fiscal years, beginning after December 15, 2023. Early adoption is permitted in any interim period. The Company reviewed its existing tax equity investment portfolios and evaluated the impact of the updated guidance on its Consolidated Financial Statements and elected to early adopt the amendments in this ASU as of June 30, 2023 on a modified retrospective basis, effective dated as of January 1, 2023. As a result, the Company recorded a transitional adjustment of $0.1 million to retained earnings. The Company makes equity investments as a limited partner in various partnerships that sponsor historic tax credits (“HTC”) as a strategic tax initiative designed to receive tax credits and other tax benefits, such as deductible flow-

80 CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) through losses. The Company has evaluated all of the proportional amortization method qualifying criteria and has elected to apply the proportional amortization method at the HTC program level. The Company records the investment in the HTC as a component of other assets and uses the proportional amortization method to account for the investments in the HTC partnerships. Amortization related to these HTC investments is recorded on a net basis as a component of the provision for income taxes on the Consolidated Statements of Income. Prior to the ASU adoption, amortization was recorded as a component of noninterest expense on the Consolidated Statements of Income. The amendments in this ASU did not materially impact our Consolidated Financial Statements. In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. The amendments in this ASU provide optional guidance for a limited period of time to ease the potential burden in accounting for, or recognizing the effects of reference rate reform on financial reporting. The ASU also provides optional expedients and exceptions for applying GAAP to loan and lease agreements, derivative contracts, and other transactions affected by the anticipated transition away from the London Interbank Offered Rate (“LIBOR”) toward new interest rate benchmarks. Modified contracts that meet certain scope guidance are eligible for relief from the modification accounting requirements in GAAP. The optional guidance generally allows for the modified contract to be accounted for as a continuation of the existing contract and does not require contract remeasurement at the modification date or reassessment of a previous accounting determination. The amendments in this ASU are effective for all entities between March 12, 2020 and December 31, 2022. In December 2022, the FASB issued ASU No 2022-06, Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848. The amendments in this ASU defer the sunset date for applying the reference rate reform relief by two years to December 31, 2024, and can be adopted at any time during this period. The Company ceased originating new LIBOR based variable rate loans as of December 31, 2021 per the ARRC’s guidance. The Company created an internal team in 2021 to identify and modify loans and other financial instruments with attributes that were either directly or indirectly influenced by LIBOR. The Company has selected one-month term Secured Overnight Financing Rate, (“SOFR”), (published by the CME Group) as the replacement benchmark for LIBOR based loans. The financial impact regarding pricing, valuation and operations of the transition have been evaluated and were not material in nature. The transition team was fully committed to working within the guidelines established by the United Kingdom’s Financial Conduct Authority and the Federal Reserve System of New York’s Alternative Reference Rate Committee to complete a smooth transition away from LIBOR. For LIBOR-based loans, remediation efforts were completed by September 30, 2023. Accounting Statements Issued but Not Yet Adopted On December 14, 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which enhances the required disclosures primarily related to the income tax rate reconciliation and income taxes paid. The ASU requires an entity’s income tax rate reconciliation to provide additional information for reconciling items meeting a quantitative threshold, and to disclose certain selected categories within the income tax rate reconciliation. The ASU also requires entities to disclose the amount of income taxes paid, disaggregated by federal, state and foreign taxes. The ASU is effective for annual periods beginning after December 15, 2024, though early adoption is permitted. We are currently evaluating the impact of this guidance on our Consolidated Financial Statements. On November 27, 2023, the FASB issued ASU 2023-07. Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which changes disclosures relating to reportable segments. The ASU expands the disclosure requirements relating to reportable segments, including requiring entities to disclose information about a reportable segment’s significant expenses, among other changes. The ASU does not change how an entity identifies reportable segments or the accounting for segments. The ASU is effective for annual periods beginning after December 15, 2023, and interim periods within annual periods beginning after December 15, 2024, with early adoption permitted. The Company has one reporting segment therefore, will not impact our Consolidated Financial Statements; however, this ASU requires disclosure of the title and position of the chief operating decision maker and an explanation of how resources are allocated.

81 CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) Form 10-K NOTE 2 – EARNINGS PER COMMON SHARE Basic earnings per common share is calculated by dividing net income allocated to common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per common share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. The following table reconciles the numerators and denominators of basic and diluted earnings per common share calculations for the periods presented: Years ended December 31, (Dollars in Thousands, except share and per share data) 2023 2022 2021 Numerator for Earnings per Common Share – Basic and Diluted Net Income $ 23,384 $ 50,118 $ 31,590 Less: Income allocated to participating shares 197 295 127 Net Income Allocated to Common Shareholders - Basic & Diluted $ 23,187 $ 49,823 $ 31,463 Denominator: Weighted Average Shares Outstanding, including Shares Considered Participating Securities 23,438,413 24,741,454 26,449,438 Less: Average Participating Securities 197,870 145,665 106,709 Weighted Average Common Shares Outstanding - Basic & Diluted $ 23,240,543 $ 24,595,789 $ 26,342,729 Earnings per Common Share – Basic $ 1.00 $ 2.03 $ 1.19 Earnings per Common Share – Diluted $ 1.00 $ 2.03 $ 1.19 All outstanding unvested restricted stock awards are considered participating securities for the earnings per share calculation. As such, these shares have been allocated to a portion of net income and are excluded from the diluted earnings per common share calculation. NOTE 3 - RESTRICTIONS ON CASH AND DUE FROM BANK ACCOUNTS The Board of Governors of the FRB imposes certain reserve requirements on all depository institutions. These reserves are maintained in the form of vault cash or as an interest-bearing balance with the FRB. The Company had no required reserves for 2023, 2022 and 2021. NOTE 4 - INVESTMENT SECURITIES The following tables present the amortized cost and fair value of available-for-sale securities as of the dates presented: December 31, 2023 (Dollars in Thousands) Amortized Cost Gross Unrealized Gains Gross Unrealized Losses Fair Value U.S. Government Agency Securities $ 44,185 $ 398 $ (756) $ 43,827 Residential Mortgage-Backed Securities 110,726 — (11,576) 99,150 Commercial Mortgage-Backed Securities 31,578 336 (751) 31,163 Other Commercial Mortgage-Backed Securities 24,522 — (2,666) 21,856 Asset Backed Securities 150,832 — (10,826) 140,006 Collateralized Mortgage Obligations 174,396 — (12,863) 161,533 States and Political Subdivisions 263,557 — (41,449) 222,108 Corporate Notes 70,750 — (11,390) 59,360 Total Debt Securities $ 870,546 $ 734 $ (92,277) $ 779,003

82 CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) December 31, 2022 (Dollars in Thousands) Amortized Cost Gross Unrealized Gains Gross Unrealized Losses Fair Value U.S. Treasury Securities $ 19,318 $ — $ (1,452) $ 17,866 U.S. Government Agency Securities 50,334 218 (788) 49,764 Residential Mortgage-Backed Securities 115,694 — (12,009) 103,685 Commercial Mortgage-Backed Securities 35,538 73 (936) 34,675 Other Commercial Mortgage-Backed Securities 24,987 9 (2,597) 22,399 Asset Backed Securities 156,552 — (15,169) 141,383 Collateralized Mortgage Obligations 190,781 — (14,159) 176,622 States and Political Subdivisions 281,753 — (53,607) 228,146 Corporate Notes 70,750 — (9,017) 61,733 Total Debt Securities $ 945,707 $ 300 $ (109,734) $ 836,273 The Company did not have securities classified as held-to-maturity at December 31, 2023 or December 31, 2022. The following table shows the composition of gross and net realized gains and losses for the periods presented: Years ended December 31, (Dollars in Thousands) 2023 2022 2021 Proceeds from Sales of Securities Available-for-Sale $ 43,323 $ 19,777 $ 197,056 Gross Realized Gains $ 129 $ 208 $ 7,080 Gross Realized Losses (1,650) (162) (211) Net Realized (Losses) Gains $ (1,521) $ 46 $ 6,869 Tax Impact $ (319) $ 10 $ 1,443 Gains or losses are recognized in earnings on the trade date using the amortized cost of the specific security sold. The net realized (losses) gains above reflect reclassification adjustments in the calculation of Other Comprehensive Income (Loss). The net realized (losses) gains are included in noninterest income as (losses) gains on sales of securities, net in the Consolidated Statements of Income. The tax impact is included in income tax provision in the Consolidated Statements of Income. The amortized cost and fair value of available-for-sale debt securities are shown below by contractual maturity as of the date presented. Expected maturities may differ from contractual maturities if borrowers have the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a single maturity date are shown separately. December 31, 2023 (Dollars in Thousands) Amortized Cost Fair Value Due in One Year or Less $ — $ — Due after One Year through Five Years 12,746 11,846 Due after Five Years through Ten Years 262,463 228,115 Due after Ten Years 103,283 85,334 Residential Mortgage-Backed Securities 110,726 99,150 Commercial Mortgage-Backed Securities 31,578 31,163 Other Commercial Mortgage-Backed Securities 24,522 21,856 Collateralized Mortgage Obligations 174,396 161,533 Asset Backed Securities 150,832 140,006 Total Securities $ 870,546 $ 779,003

83 CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) Form 10-K At December 31, 2023 and December 31, 2022, there were no holdings of securities of any one issuer, other than those securities issued by or collateralized by the U.S. Government and its Agencies, in an amount greater than 10% of shareholders’ equity. The carrying value of securities pledged for various regulatory and legal requirements was $215.5 million at December 31, 2023 and $224.5 million at December 31, 2022. Available-for-sale securities with unrealized losses at December 31, 2023 and December 31, 2022, aggregated by investment category and length of time the individual securities have been in a continuous unrealized loss position, were as follows: December 31, 2023 Less Than 12 Months 12 Months or More Total (Dollars in Thousands) Number of Securities Fair Value Unrealized Losses Number of Securities Fair Value Unrealized Losses Number of Securities Fair Value Unrealized Losses U.S. Government Agency Securities 7 $ 6,567 $ (67) 15 $ 15,848 $ (689) 22 $ 22,415 $ (756) Residential Mortgage- Backed Securities — — — 43 99,150 (11,576) 43 99,150 (11,576) Commercial Mortgage- Backed Securities 3 1,073 (3) 50 18,692 (748) 53 19,765 (751) Other Commercial Mortgage-Backed Securities — — — 9 21,856 (2,666) 9 21,856 (2,666) Asset Backed Securities 2 2,530 (84) 52 137,476 (10,742) 54 140,006 (10,826) Collateralized Mortgage Obligations — — — 85 161,533 (12,863) 85 161,533 (12,863) States and Political Subdivisions — — — 153 222,108 (41,449) 153 222,108 (41,449) Corporate Notes — — — 21 59,360 (11,390) 21 59,360 (11,390) Total Debt Securities 12 $ 10,170 $ (154) 428 $ 736,023 $ (92,123) 440 $ 746,193 $ (92,277) December 31, 2022 Less Than 12 Months 12 Months or More Total (Dollars in Thousands) Number of Securities Fair Value Unrealized Losses Number of Securities Fair Value Unrealized Losses Number of Securities Fair Value Unrealized Losses U.S. Treasury Securities 3 $ 14,080 $ (789) 2 $ 3,786 $ (663) 5 $ 17,866 $ (1,452) U.S. Government Agency Securities 6 5,337 (26) 9 15,576 (762) 15 20,913 (788) Residential Mortgage- Backed Securities 6 7,601 (372) 37 96,084 (11,637) 43 103,685 (12,009) Commercial Mortgage- Backed Securities 7 7,843 (307) 49 15,675 (629) 56 23,518 (936) Other Commercial Mortgage-Backed Securities 2 5,302 (617) 6 14,560 (1,980) 8 19,862 (2,597) Asset Backed Securities 13 42,173 (2,984) 41 97,210 (12,185) 54 139,383 (15,169) Collateralized Mortgage Obligations 35 66,362 (4,500) 50 110,260 (9,659) 85 176,622 (14,159) States and Political Subdivisions 73 112,564 (19,706) 91 115,382 (33,901) 164 227,946 (53,607) Corporate Notes 8 23,285 (2,965) 13 38,448 (6,052) 21 61,733 (9,017) Total Debt Securities 153 $ 284,547 $ (32,266) 298 $ 506,981 $ (77,468) 451 $ 791,528 $ (109,734) The Company adopted Topic 326, Financial Instruments—Credit Losses (Topic 326) on January 1, 2021 and did not record an allowance for credit losses, (“ACL”), on its investment securities during the year ended December 31, 2023 or December 31, 2022 as the Company did not have any related impairment. The Company regularly reviews debt securities for expected credit loss using both qualitative and quantitative criteria, as necessary, based on the composition of the portfolio at period end.

84 CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) As of December 31, 2023, management does not intend to sell any security in an unrealized loss position and it is not more than likely that it will be required to sell any such security before the recovery of its amortized cost basis. The unrealized losses on debt securities are primarily the result of interest rate changes, credit spread fluctuations on agency-issued mortgage-related securities, general financial market uncertainty and market volatility. These conditions should not prohibit the Company from receiving its contractual principal and interest payments on its debt securities. The fair value is expected to recover as the securities approach their maturity date or repricing date. As of December 31, 2023, management believes the unrealized losses detailed in the table above are not related to credit; therefore, no ACL has been recognized on the Company’s securities. Should the impairment of any of these securities become credit related, the impairment will be recognized by establishing an ACL through provision for credit losses in the period the credit related impairment is identified, while any non-credit loss will be recognized in accumulated other comprehensive loss, net of applicable taxes. During the year ended December 31, 2023 and December 31, 2022, the Company had no credit related net investment impairment losses. NOTE 5 – LOANS AND LOANS HELD-FOR-SALE The composition of the loan portfolio by dollar amount is shown in the table below: December 31, (Dollars in Thousands) 2023 2022 Commercial Commercial Real Estate $ 1,670,631 $ 1,470,562 Commercial and Industrial 271,511 309,792 Total Commercial Loans 1,942,142 1,780,354 Consumer Residential Mortgages 787,929 657,948 Other Consumer 34,277 44,562 Total Consumer Loans 822,206 702,510 Construction 436,349 353,553 Other 305,213 312,496 Total Portfolio Loans 3,505,910 3,148,913 Loans Held-for-Sale — — Total Loans $ 3,505,910 $ 3,148,913 We attempt to limit our exposure to credit risk by diversifying our loan portfolio by segment, geography, collateral and industry while actively managing concentrations. When concentrations exist in certain segments, this risk is mitigated by reviewing the relevant economic indicators and internal risk rating trends of the loans in these segments. The Company established transaction, relationship and specific loan segment limits in its loan policy. Total commercial real estate balances should not exceed the combination of 300% of total risk-based capital and growth in excess of 50% over the previous thirty-six months and construction loan balances should not exceed 100% of total risk-based capital. Investment real estate property types and purchased loan programs have individual dollar limits that should not be exceeded in the portfolio and are based on management’s risk tolerance relative to capital. In addition, there are specific targets for various categories of real estate loans with respect to debt service coverage ratios, loan-to-value ratios, loan terms, and amortization periods. We also have policy limits on loan-to-cost for construction projects. Although leverage is important, the Company is also focused on cash flow generation and employs stress testing to calculate a supportable loan amount. Supportable loan amounts have generally been more challenging given the increases in commodities pricing and the average loan to cost has decreased over time. Unsecured loans pose higher risk for the Company due to the lack of a well-defined secondary source of repayment. Commercial unsecured loans are reserved for the best quality customers with well-established businesses that operate with low financial and operating leverage. The repayment capacity of the borrower should exceed the policy and guidelines for secured loans. The Company significantly increased the standards for consumer unsecured lending by adjusting upward the required qualifying Fair Isaac Corporation (“FICO”) scores and restricting loan amounts at lower FICO scores.

85 CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) Form 10-K Deferred costs and fees included in the portfolio balances above were $7.2 million and $8.2 million at December 31, 2023 and December 31, 2022, respectively. Discounts on purchased 1-4 family loans included in the portfolio balances above were $133.4 thousand and $161.2 thousand at December 31, 2023 and December 31, 2022, respectively. The Company had no mortgage loans held-for-sale as of December 31, 2023 and December 31, 2022, respectively. Loan Restructurings On April 1, 2022, the Company adopted the accounting guidance in ASU No. 2022-02, effective as of January 1, 2022, which eliminates the recognition and measurement of a TDR. Due to the removal of the TDR designation, the Company evaluates all loan restructurings according to the accounting guidance for loan modifications to determine if the restructuring results in a new loan or a continuation of the existing loan. Loan modifications to borrowers experiencing financial difficulty that result in a direct change in the timing or amount of contractual cash flows include situations where there is principal forgiveness, interest rate reductions, other-than-insignificant payment delays, term extensions, and combinations of the listed modifications. Therefore, the disclosures related to loan restructurings are only for modifications that directly affect cash flows. A loan that is considered a restructured loan may be subject to the individually evaluated loan analysis if the commitment is $1.0 million or greater and/or based on management’s discretion; otherwise, the restructured loan remains in the appropriate segment in the ACL model. For a discussion with respect to reserve calculations regarding individually evaluated loans refer to the “Nonrecurring Basis” section in Note 7, Fair Value Measurements, in the Notes to Consolidated Financial Statements in Item 8 of this Annual Report on Form 10-K. The following table shows the amortized cost basis as of December 31, 2023 and December 31, 2022 for the loans restructured during the twelve months ended December 31, 2023 and December 31, 2022 to borrowers experiencing financial difficulty, disaggregated by portfolio segment: Restructured Loans Restructured Loans Twelve Months Ended December 31, 2023 Twelve Months Ended December 31, 2022 (Dollars in Thousands) Number of Contracts Amortized Cost Basis(1) % of Total Class of Financing Receivable Number of Contracts Amortized Cost Basis(1) % of Total Class of Financing Receivable Accruing Restructured Loans Commercial Real Estate — $ — —% 1 $ 324 0.02% Commercial and Industrial — — —% — — —% Residential Mortgages — — —% — — —% Other Consumer — — —% — — —% Construction — — —% — — —% Other — — —% — — —% Total Accruing Restructured Loans — — —% 1 324 0.02% Nonaccrual Restructured Loans Commercial Real Estate — $ — —% — $ — —% Commercial and Industrial — — —% — — —% Residential Mortgages — — —% — — —% Other Consumer — — —% — — —% Construction — — —% — — —% Other — — —% — — —% Total Nonaccrual Restructured Loans — — —% — — —% Total Restructured Loans — — —% 1 324 0.02% (1) Excludes accrued interest receivable of $1.5 thousand on restructured loans for the year ended 2022.

86 CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) The Company had no loans that were restructured during the three and twelve months ended December 31, 2023. During the third quarter of 2022 the Bank modified a construction loan and considered it a restructured loan as a result of financial difficulty. The borrower is a single family home builder. The purpose of the loan was to finance the construction of a speculative home. The loan matured and was incomplete. The Bank extended the maturity and completion date for five (5) months in order to provide time to complete and sell the home. However, the Bank became aware of a mechanic’s lien filed by one of the borrower’s subcontractors. This issue was resolved and the loan was restored to accrual status on September 30, 2022. Subsequently, the home was sold and the Bank was paid in full on December 9, 2022. This loan was not considered significant and remained in the general pool of the Bank’s ACL model for reserve purposes until it was paid in full. These loans are not considered significant and are included in the Bank’s ACL model in the general pool of the construction and commercial real estate (“CRE”) segments for reserve purposes. The Bank closely monitors the performance of the loans that are modified to borrowers experiencing financial difficulty to understand the effectiveness of its modification efforts. The following table depicts the performance of loans that have been modified during the year ended December 31, 2022: Payment Status (Amortized Cost Basis) (Dollars in Thousands) Current 30-89 Days Past Due 90+ Days Past Due Accruing Restructured Loans Commercial Real Estate $ 324 $ — $ — Commercial and Industrial — — — Residential Mortgages — — — Other Consumer — — — Construction — — — Other — — — Total Accruing Restructured Loans $ 324 $ — $ — Nonaccrual Restructured Loans Commercial Real Estate $ — $ — $ — Commercial and Industrial — — — Residential Mortgages — — — Other Consumer — — — Construction — — — Other — — — Total Nonaccrual Restructured Loans $ — $ — $ — Total Restructured Loans(1) $ 324 $ — $ — (1) Excludes accrued interest receivable of $1.5 thousand at December 31, 2022. As of December 31, 2023 and December 31, 2022, the Bank had no commitments to lend any additional funds on restructured loans. As of December 31, 2023 and December 31, 2022 the Bank had no loans that defaulted during the period and had been modified preceding the payment default when the borrower was experiencing financial difficulty at the time of modification. For purposes of this disclosure, a default occurs when, within 12 months of the original modification, either a full or partial charge-off occurs or the loan becomes 90 days or more past due. As of December 31, 2023 and December 31, 2022, the Company had $2.0 million and $0.9 million, respectively, of residential real estate in the process of foreclosure. We also had $62 thousand at December 31, 2023 and $133 thousand at December 31, 2022 in residential real estate included in OREO.

87 CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) Form 10-K Loans to principal officers, directors and their affiliates during 2023 were as follows: (Dollars in Thousands) 2023 Beginning Balance $ 2,746 Principal Additions 353 Repayments (666) Balance at End of Year $ 2,433 NOTE 6 - ALLOWANCE FOR CREDIT LOSSES The Company maintains an ACL at a level determined to be adequate to absorb expected credit losses associated with the Company’s financial instruments over the life of those instruments as of the balance sheet date. The Company develops and documents a systematic ACL methodology based on the following portfolio segments: 1) CRE, 2) Commercial and Industrial, (“C&I”), 3) Residential Mortgages, 4) Other Consumer, 5) Construction and 6) Other. The Company’s loan portfolio is segmented by homogeneous loan types that behave similarly to economic cycles. The following is a discussion of the key risks by portfolio segment that management assesses in preparing the ACL. CRE loans are secured by commercial purpose real estate, including both owner occupied properties and investment properties, for various purposes such as hotels, strip malls and apartments. Operations of the individual projects as well as global cash flows of the debtors are the primary sources of repayment for these loans. The condition of the local economy is an important indicator of risk, but there are also more specific risks depending on the collateral type as well as the business. C&I loans are made to operating companies or manufacturers for the purpose of production, operating capacity, accounts receivable, inventory or equipment financing. Cash flow from the operations of the borrower is the primary source of repayment for these loans. The condition of the local economy is an important indicator of risk, but there are also more specific risks depending on the industry of the borrower. Collateral for these types of loans often do not have sufficient value in a distressed or liquidation scenario to satisfy the outstanding debt. These loans are also made to local and state municipalities for various purposes including refinancing existing obligations, infrastructure up-fit and expansion, or to purchase new equipment. These loans may be secured by general obligations from the municipal authority or revenues generated by infrastructure and equipment financed by the Company. The primary repayment source for these loans include the tax base of the municipality, specific revenue streams related to the infrastructure financed, and other business operations of the municipal authority. The health and stability of state and local economies directly impacts each municipality’s tax basis and are important indicators of risk for this segment. The ability of each municipality to increase taxes and fees to offset debt service requirements give this type of loan a very low risk profile in the continuum of the Company’s loan portfolio. Residential Mortgages are loans secured by first and second liens such as home equity loans, home equity lines of credit and 1-4 family residential mortgages, including purchased money mortgages. The primary source of repayment for these loans is the income of the borrower. The condition of the local economy, in particular the unemployment rate, is an important indicator of risk for this segment. The state of the local housing market can also have a significant impact on this segment because low demand and/or declining home values can limit the ability of borrowers to sell a property and satisfy the debt. Other Consumer loans are made to individuals and may be either secured by assets other than 1-4 family residences or unsecured. This segment includes auto loans and unsecured loans and lines. The primary source of repayment for these loans is the income and assets of the borrower. The condition of the local economy, in particular the unemployment rate, is an important indicator of risk for this segment. The value of the collateral, if there is any, is less likely to be a source of repayment due to less certain collateral values. Construction loans include both commercial and consumer. Commercial loans are made to finance construction of buildings or other structures, as well as to finance the acquisition and development of raw land for various purposes. While the risk of these loans is generally confined to the construction period, if there are problems, the project may not be completed, and as such, may not provide sufficient cash flow on its own to service the debt or have sufficient value in a liquidation to cover the outstanding principal. The condition of the local economy is an important indicator of risk, but there are also more specific risks depending on the type of project and the experience and resources of the

88 CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) developer. Consumer loans are made for the construction of residential homes for which a binding sales contract exists and generally are for a period of time sufficient to complete construction. Residential construction loans to individuals generally provide for the payment of interest only during the construction phase. Credit risk for residential real estate construction loans can arise from construction delays, cost overruns, failure of the contractor to complete the project to specifications and economic conditions that could impact demand for or supply of the property being constructed. Other loans include unique risk attributes considered inconsistent with our current underwriting standards. The ACL reserve for the Other segment is based on a discounted cash flow methodology and reserves will fluctuate based on expected cash flow changes in the future. These inconsistencies may include, but are not limited to i) transaction and/or relationship sizes that exceed limits established in 2018, ii) overreliance on secondary, tertiary or guarantor cash flow, iii) land acquisition loans without a defined source of amortization, iv) loan structures on operating lines of credit dependent on the value of real estate rather than trading assets, and v) indirect liabilities of certain guarantees resulting from the nonpayment of financial obligations. Management continuously assesses underwriting standards, but significantly enhanced these standards in 2018. Our model is based on our best estimate of facts known with the most current information. Certain portions of the CECL model are inherently subjective and include, but are not limited to estimates with respect to: prepayment speeds, the timing of prepayments, potential losses given default, discount rates and the timing of future cash flows. Management utilizes widely published economic forecasts as the basis for the regression analysis used to estimate the probability of default in the baseline model. The peaks and troughs of these forecasts serve as guardrails for potential subjective adjustments. In addition to considering the outcomes based on the range of forecasts, management recognizes that the assumptions used in economic forecasts may not perfectly align with our market area, risk profile or unique attributes of our portfolio along with other important considerations. Severe changes in forecasts can also create significant variability and management must assess not only the absolute balance of reserves but also consider the appropriateness of the velocity of change. Therefore, management developed a framework to assess the tolerance and reasonableness of the CECL modeling process by challenging certain elements of the forecasts, when appropriate. These outcomes, known as “challenger models,” provide opportunities to examine and subjectively adjust the CECL model output and are designed to be counter cyclical, thereby reducing variability. Credit Quality Indicators: The Company’s portfolio grading analysis estimates the capability of the borrower to repay the contractual obligations of the loan agreements as scheduled or at all. The Company’s internal credit risk grading system is based on debt service coverage, collateral values and other subjective factors. Mortgage and consumer loans are defaulted to a pass grade until a loan migrates to past due status. The Company has a loan review policy and annual scope report that details the level of loan review for loans in a given year. The annual loan review provides the Credit Risk Committee with an independent analysis of the following: 1) credit quality of the loan portfolio, 2) compliance with the loan policy, 3) adequacy of documentation in credit files and 4) validity of risk ratings. Since 2020 and continuing through 2023, the Company used a five step approach for loan review in the following categories: • Individual reviews of the top twenty large loan relationships (“LLRs”), which are defined as any individual commercial loan or aggregate commercial relationship totaling $2.0 million or more; • A sampling of small LLRs, which are defined as individual commercial loans or relationships with aggregate exposure of $2.0 million or more but not included in the top twenty LLRs; • A sampling review of Credit Risk Committee modifications, including new and existing loans to provide perspective on the appropriateness of the modification in relation to established policies and procedures; • A sampling review of non-organic commercial loans and those commercial loans approved outside of the Credit Risk Committee; and • Focus reviews of office and land development to evaluate segment risk rather than individual loan risk. Focus reviews are performed annually on a rotational basis.

89 CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) Form 10-K The Company’s internally assigned grades are as follows: Pass – The Company uses six grades of pass, including its watch rating. Generally, a pass rating indicates that the loan is currently performing and is of high quality. Special Mention – Assets with potential weaknesses that warrant management’s close attention and if left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the asset or in the institution’s credit position at some future date. Substandard – Assets that are inadequately protected by the current sound worth and paying capacity of the obligor or by the collateral pledged, if any. Assets so classified have a well-defined weakness, or weaknesses that jeopardize the liquidation of the debt. Such assets are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected. Doubtful – Assets with all the weaknesses inherent in one classified substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently known facts, conditions, and values, highly questionable and improbable. Loss – Assets considered of such little value that its continuance on the books is not warranted. This classification does not mean that the asset has absolutely no recovery or salvage value, but rather it is not practical or desirable to defer writing off this basically worthless asset even though partial recovery may be affected in the future. The ability of borrowers to repay commercial loans is dependent upon the success of their business and general economic conditions. Due to the greater potential for loss within our commercial portfolio, we monitor the commercial loan portfolio through an internal risk rating system. Loan risk ratings are assigned based upon the creditworthiness of the borrower and are reviewed on an ongoing basis according to our internal policies. Loans rated special mention or substandard have potential or well-defined weaknesses not generally found in high quality, performing loans, and require attention from management to limit loss.

90 CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) The following table presents loan balances by year of origination and internally assigned risk rating for our portfolio segments as of December 31: Risk Rating (Dollars in Thousands) 2023 2022 2021 2020 2019 2018 and Prior Revolving Total Portfolio Loans Commercial Real Estate Pass $ 259,171 $ 434,639 $ 173,667 $ 142,494 $ 124,176 $ 503,965 $ 30,917 $ 1,669,029 Special Mention — — 206 — — 72 — 278 Substandard — — — 101 1,223 — 1,324 Doubtful — — — — — — — — Total Commercial Real Estate $ 259,171 $ 434,639 $ 173,873 $ 142,494 $ 124,277 $ 505,260 $ 30,917 $ 1,670,631 YTD Gross Charge-offs — — — — — — — — Commercial and Industrial Pass $ 24,863 $ 18,061 $ 37,566 $ 24,566 $ 2,636 $ 137,395 $ 23,535 $ 268,622 Special Mention — — — 2,837 — — — 2,837 Substandard — — — 18 14 1 19 52 Doubtful — — — — — — — — Total Commercial and Industrial $ 24,863 $ 18,061 $ 37,566 $ 27,421 $ 2,650 $ 137,396 $ 23,554 $ 271,511 YTD Gross Charge-offs — — 45 — 16 2 — 63 Residential Mortgages Pass $ 79,247 $ 250,603 $ 194,014 $ 77,805 $ 43,633 $ 96,238 $ 42,550 $ 784,090 Special Mention — — — — — 525 — 525 Substandard — — 1,142 — 860 1,070 242 3,314 Doubtful — — — — — — — — Total Residential Mortgages $ 79,247 $ 250,603 $ 195,156 $ 77,805 $ 44,493 $ 97,833 $ 42,792 $ 787,929 YTD Gross Charge-offs — — 136 — — 67 — 203 Other Consumer Pass $ 22,809 $ 4,494 $ 2,396 $ 3,936 $ 26 $ 187 $ 354 $ 34,202 Special Mention — — — — — — — — Substandard 14 6 55 — — — — 75 Doubtful — — — — — — — — Total Other Consumer $ 22,823 $ 4,500 $ 2,451 $ 3,936 $ 26 $ 187 $ 354 $ 34,277 YTD Gross Charge-offs 232 1,451 744 83 126 29 — 2,665 Construction Pass $ 118,120 $ 162,794 $ 122,087 $ 10,837 $ 5,155 $ 6,280 $ 8,048 $ 433,321 Special Mention — — — — — 60 — 60 Substandard — 64 — 2,090 — 814 — 2,968 Doubtful — — — — — — — — Total Construction $ 118,120 $ 162,858 $ 122,087 $ 12,927 $ 5,155 $ 7,154 $ 8,048 $ 436,349 YTD Gross Charge-offs — — — — — 42 — 42 Other Pass $ — $ — $ — $ — $ — $ 3,300 $ — $ 3,300 Special Mention — — — — — — — — Substandard — — — — — 301,913 — 301,913 Doubtful — — — — — — — — Total Other Loans $ — $ — $ — $ — $ — $ 305,213 $ — $ 305,213 YTD Gross Charge-offs — — — — — — — — Total Portfolio Loans Pass $ 504,210 $ 870,591 $ 529,730 $ 259,638 $ 175,626 $ 747,365 $ 105,404 $ 3,192,564 Special Mention — — 206 2,837 — 657 — 3,700 Substandard 14 70 1,197 2,108 975 305,021 261 309,646 Doubtful — — — — — — — — Total Portfolio Loans $ 504,224 $ 870,661 $ 531,133 $ 264,583 $ 176,601 $ 1,053,043 $ 105,665 $ 3,505,910 Current YTD Period: YTD Gross Charge-offs $ 232 $ 1,451 $ 925 $ 83 $ 142 $ 140 $ — $ 2,973

91 CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) Form 10-K Risk Rating (Dollars in Thousands) 2022 2021 2020 2019 2018 2017 and Prior Revolving Total Portfolio Loans Commercial Real Estate Pass $ 418,939 $ 186,226 $ 139,148 $ 130,521 $ 215,498 $ 335,659 $ 31,349 $ 1,457,340 Special Mention — 218 — — 9,919 659 — 10,796 Substandard — — — — 2,105 321 — 2,426 Total Commercial Real Estate $ 418,939 $ 186,444 $ 139,148 $ 130,521 $ 227,522 $ 336,639 $ 31,349 $ 1,470,562 YTD Gross Charge-offs — — — — — — — — Commercial and Industrial Pass $ 23,104 $ 47,137 $ 35,819 $ 9,022 $ 10,639 $ 154,473 $ 23,699 $ 303,893 Special Mention — — 2,887 — — — — 2,887 Substandard — 56 — 18 97 2,800 41 3,012 Total Commercial and Industrial $ 23,104 $ 47,193 $ 38,706 $ 9,040 $ 10,736 $ 157,273 $ 23,740 $ 309,792 YTD Gross Charge-offs 3,432 — — — 4 — — 3,436 Residential Mortgages Pass $ 200,725 $ 184,718 $ 81,446 $ 50,770 $ 70,659 $ 39,411 $ 25,315 $ 653,044 Special Mention — — — — 429 520 34 983 Substandard — 1,212 — 865 444 1,400 — 3,921 Total Residential Mortgages $ 200,725 $ 185,930 $ 81,446 $ 51,635 $ 71,532 $ 41,331 $ 25,349 $ 657,948 YTD Gross Charge-offs — — — — 22 24 — 46 Other Consumer Pass $ 24,100 $ 10,006 $ 7,323 $ 1,999 $ 512 $ 256 $ 299 $ 44,495 Special Mention — — — — — — — — Substandard — 45 1 — 1 20 — 67 Total Other Consumer $ 24,100 $ 10,051 $ 7,324 $ 1,999 $ 513 $ 276 $ 299 $ 44,562 YTD Gross Charge-offs 280 625 254 358 39 121 — 1,677 Construction Pass $ 149,535 $ 117,466 $ 41,808 $ 4,938 $ 25,523 $ 7,190 $ 6,056 $ 352,516 Special Mention — — — — — 69 — 69 Substandard — — — — 92 876 — 968 Total Construction $ 149,535 $ 117,466 $ 41,808 $ 4,938 $ 25,615 $ 8,135 $ 6,056 $ 353,553 YTD Gross Charge-offs — — — — — — — — Other Pass $ — $ — $ — $ — $ — $ 180,745 $ — $ 180,745 Special Mention — — — — — — — — Substandard — — — — 74,050 57,701 — 131,751 Total Other Loans $ — $ — $ — $ — $ 74,050 $ 238,446 $ — $ 312,496 YTD Gross Charge-offs — — — — — — — — Total Portfolio Loans Pass $ 816,403 $ 545,553 $ 305,544 $ 197,250 $ 322,831 $ 717,734 $ 86,718 $ 2,992,033 Special Mention — 218 2,887 — 10,348 1,248 34 14,735 Substandard — 1,313 1 883 76,789 63,118 41 142,145 Total Portfolio Loans $ 816,403 $ 547,084 $ 308,432 $ 198,133 $ 409,968 $ 782,100 $ 86,793 $ 3,148,913 Current YTD Period: YTD Gross Charge-offs $ 3,712 $ 625 $ 254 $ 358 $ 65 $ 145 $ — $ 5,159 At December 31, 2023 and December 31, 2022, the Company had no loans that were risk rated as doubtful. Special mention and substandard loans at December 31, 2023 increased $156.5 million to $313.3 million compared to December 31, 2022, with an increase of $167.5 million in substandard and a decrease of $11.0 million in special mention. The increase of $167.5 million in substandard loans is primarily related to the above mentioned large nonaccrual lending relationship in the other loan category. The $301.9 million of loans related to the Bank’s largest lending relationship were nonperforming and rated as substandard at December 31, 2023. At December 31, 2022 the largest lending relationship in the other segment loans were all accruing and totaled $309.1 million of which, $177.3 million of those loans were pass-rated and $131.8 million of those loans were substandard-rated. The decrease of $11.0 million in special mention is primarily due to the upgrade of a CRE credit totaling $9.9 million to a pass rating.

92 CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) The following table presents loan balances by year of origination and performing and nonperforming status for our portfolio segments as of December 31: (Dollars in Thousands) 2023 2022 2021 2020 2019 2018 and Prior Revolving Total Portfolio Loans Commercial Real Estate Performing $ 259,171 $ 434,639 $ 173,873 $ 142,494 $ 124,176 $ 504,037 $ 30,917 $ 1,669,307 Nonperforming — — — — 101 1,223 — 1,324 Total Commercial Real Estate $ 259,171 $ 434,639 $ 173,873 $ 142,494 $ 124,277 $ 505,260 $ 30,917 $ 1,670,631 Commercial and Industrial Performing $ 24,863 $ 18,061 $ 37,566 $ 27,403 $ 2,636 $ 137,395 $ 23,535 $ 271,459 Nonperforming — — — 18 14 1 19 52 Total Commercial and Industrial $ 24,863 $ 18,061 $ 37,566 $ 27,421 $ 2,650 $ 137,396 $ 23,554 $ 271,511 Residential Mortgages Performing $ 79,247 $ 250,603 $ 194,014 $ 77,805 $ 43,633 $ 96,794 $ 42,550 $ 784,646 Nonperforming — — 1,142 — 860 1,039 242 3,283 Total Residential Mortgages $ 79,247 $ 250,603 $ 195,156 $ 77,805 $ 44,493 $ 97,833 $ 42,792 $ 787,929 Other Consumer Performing $ 22,809 $ 4,494 $ 2,412 $ 3,936 $ 26 $ 187 $ 354 $ 34,218 Nonperforming 14 6 39 — — — — 59 Total Other Consumer $ 22,823 $ 4,500 $ 2,451 $ 3,936 $ 26 $ 187 $ 354 $ 34,277 Construction Performing $ 118,120 $ 162,858 $ 122,087 $ 10,837 $ 5,155 $ 6,340 $ 8,048 $ 433,445 Nonperforming — — — 2,090 — 814 — 2,904 Total Construction $ 118,120 $ 162,858 $ 122,087 $ 12,927 $ 5,155 $ 7,154 $ 8,048 $ 436,349 Other Performing $ — $ — $ — $ — $ — $ 3,300 $ — $ 3,300 Nonperforming — — — — — 301,913 — 301,913 Total Other Loans $ — $ — $ — $ — $ — $ 305,213 $ — $ 305,213 Total Portfolio Loans Performing $ 504,210 $ 870,655 $ 529,952 $ 262,475 $ 175,626 $ 748,053 $ 105,404 $ 3,196,375 Nonperforming 14 6 1,181 2,108 975 304,990 261 309,535 Total Portfolio Loans $ 504,224 $ 870,661 $ 531,133 $ 264,583 $ 176,601 $ 1,053,043 $ 105,665 $ 3,505,910

93 CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) Form 10-K (Dollars in Thousands) 2022 2021 2020 2019 2018 2017 and Prior Revolving Total Portfolio Loans Commercial Real Estate Performing $ 418,939 $ 186,444 $ 139,148 $ 130,521 $ 225,416 $ 336,441 $ 31,349 $ 1,468,258 Nonperforming — — — — 2,106 198 — 2,304 Total Commercial Real Estate $ 418,939 $ 186,444 $ 139,148 $ 130,521 $ 227,522 $ 336,639 $ 31,349 $ 1,470,562 Commercial and Industrial Performing $ 23,104 $ 47,147 $ 38,706 $ 9,022 $ 10,639 $ 157,271 $ 23,699 $ 309,588 Nonperforming — 46 — 18 97 2 41 204 Total Commercial and Industrial $ 23,104 $ 47,193 $ 38,706 $ 9,040 $ 10,736 $ 157,273 $ 23,740 $ 309,792 Residential Mortgages Performing $ 200,725 $ 184,718 $ 81,446 $ 50,770 $ 71,313 $ 40,362 $ 25,349 $ 654,683 Nonperforming — 1,212 — 865 219 969 — 3,265 Total Residential Mortgages $ 200,725 $ 185,930 $ 81,446 $ 51,635 $ 71,532 $ 41,331 $ 25,349 $ 657,948 Other Consumer Performing $ 24,100 $ 10,045 $ 7,323 $ 1,999 $ 512 $ 276 $ 299 $ 44,554 Nonperforming — 6 1 — 1 — — 8 Total Other Consumer $ 24,100 $ 10,051 $ 7,324 $ 1,999 $ 513 $ 276 $ 299 $ 44,562 Construction Performing $ 149,535 $ 117,466 $ 41,808 $ 4,938 $ 25,615 $ 7,271 $ 6,056 $ 352,689 Nonperforming — — — — — 864 — 864 Total Construction $ 149,535 $ 117,466 $ 41,808 $ 4,938 $ 25,615 $ 8,135 $ 6,056 $ 353,553 Other Performing $ — $ — $ — $ — $ 74,050 $ 238,446 $ — $ 312,496 Nonperforming — — — — — — — Total Other Loans $ — $ — $ — $ — $ 74,050 $ 238,446 $ — $ 312,496 Total Portfolio Loans Performing $ 816,403 $ 545,820 $ 308,431 $ 197,250 $ 407,545 $ 780,067 $ 86,752 $ 3,142,268 Nonperforming — 1,264 1 883 2,423 2,033 41 6,645 Total Portfolio Loans $ 816,403 $ 547,084 $ 308,432 $ 198,133 $ 409,968 $ 782,100 $ 86,793 $ 3,148,913 Age Analysis of Past-Due Loans by Class The following tables include an aging analysis of the recorded investment of past-due portfolio loans as the periods presented: December 31, 2023 (Dollars in Thousands) Current Loans Loans 30-59 Days Past Due Loans 60-89 Days Past Due Total 30-89 Days Past Due Past Due 90+ Days Still Accruing Nonaccrual Loans Total Portfolio Loans Commercial Real Estate $ 1,668,988 $ 125 $ 194 $ 319 $ — $ 1,324 $ 1,670,631 Commercial & Industrial 271,420 5 34 39 — 52 271,511 Residential Mortgages 782,765 1,846 35 1,881 — 3,283 787,929 Other Consumer 33,813 247 158 405 — 59 34,277 Construction 430,057 3,388 — 3,388 — 2,904 436,349 Other 3,300 — — — — 301,913 305,213 Total $ 3,190,343 $ 5,611 $ 421 $ 6,032 $ — $ 309,535 $ 3,505,910

94 CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) December 31, 2022 (Dollars in Thousands) Current Loans Loans 30-59 Days Past Due Loans 60-89 Days Past Due Total 30-89 Days Past Due Nonaccrual Loans Total Portfolio Loans Commercial Real Estate $ 1,468,154 $ 104 $ — $ 104 $ 2,304 $ 1,470,562 Commercial & Industrial 309,305 274 9 283 204 309,792 Residential Mortgages 654,238 445 — 445 3,265 657,948 Other Consumer 44,013 337 204 541 8 44,562 Construction 349,225 1,321 2,143 3,464 864 353,553 Other 312,496 — — — — 312,496 Total $ 3,137,431 $ 2,481 $ 2,356 $ 4,837 $ 6,645 $ 3,148,913 Loans past due 90 days or more and still accruing were zero at December 31, 2023 and 2022. Loans past due 90 days are automatically transferred to nonaccrual status. Loans past due 30 to 89 days or more and still accruing increased $1.2 million to $6.0 million at December 31, 2023 compared to $4.8 million at December 31, 2022, primarily in the residential mortgage segment due to two relationships with an aggregate principal balance of $2.9 million. There were no nonaccrual or past due loans related to loans held-for-sale as of December 31, 2023 and December 31, 2022, respectively. The following table presents loans on nonaccrual status and loans past due 90 days or more and still accruing by portfolio segment of loan as of December 31, 2023. There were no loans at December 31, 2023 that were past due more than 90 days and still accruing. As of and for the year ended December 31, 2023 As of and for the year ended December 31, 2022 (Dollars in Thousands) Nonaccrual without an Allowance for Credit Losses Nonaccrual with an Allowance for Credit Losses Total Nonaccrual Loans Past Due 90+ Days Still Accruing Nonaccrual without an Allowance for Credit Losses Nonaccrual with an Allowance for Credit Losses Total Nonaccrual Loans Past Due 90+ Days Still Accruing Commercial Real Estate $ 453 $ 871 $ 1,324 $ — $ — $ 2,304 $ 2,304 $ — Commercial and Industrial — 52 52 — — 204 204 — Residential Mortgages 1,142 2,141 3,283 — — 3,265 3,265 — Other Consumer — 59 59 — — 8 8 — Construction 2,898 6 2,904 — — 864 864 — Other — 301,913 301,913 — — — — — Total Portfolio Loans $ 4,493 $ 305,042 $ 309,535 $ — $ — $ 6,645 $ 6,645 $ — A loan is considered nonperforming when we transfer the interest methodology from accrual to nonaccrual. Nonaccrual status recognizes that the collection in full of both principal and interest is unlikely. Without applying additional scrutiny at a granular level, we believe delinquency to be a leading indicator with respect to the likelihood of collection in full of both principal and interest. Accordingly, we automatically transfer loans to nonaccrual status if they are 90 or more days’ delinquent. Management reserves the right to exercise discretion at the individual loan level. For example, we may elect to transfer a loan to nonaccrual regardless of the delinquency status if we believe the collection in full of both principal and interest to be unlikely. We may also elect to retain a loan that is 90 or more days’ delinquent in accrual status if we believe the loan is well secured and in the process of collection. Nonaccrual loans, and loans that have been characterized as Restructured Loans may be individually evaluated for credit losses in the Allowance for Credit Losses model if the loan commitment is $1.0 million or greater and/or based on management’s discretion; unless we elect to maintain the loan in the general pool. During the years ended December 31, 2023 and December 31, 2022, respectively, no material amount of interest income was recognized on nonperforming loans subsequent to their classification as nonperforming loans. The following table presents the amortized cost basis of individually evaluated loans as of the periods presented. Changes in the fair value of the types of collateral and discounted cash flow modeling for individually evaluated loans, as applicable, are reported as provision for credit loss on loans in the period of change.

95 CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) Form 10-K December 31, 2023 December 31, 2022 (Dollars in Thousands) Fair Value - Real Estate Discounted Cash Flow Total Fair Value - Real Estate Commercial Real Estate $ 453 $ — $ 453 2,106 Commercial and Industrial — — — — Residential Mortgages 1,142 — 1,142 1,212 Other Consumer — — — — Construction 2,898 — 2,898 — Other — 301,913 301,913 — Total $ 4,493 $ 301,913 $ 306,406 3,318 The following tables presents activity in the ACL for the periods presented: December 31, 2023 (Dollars in Thousands) Commercial Real Estate Commercial & Industrial Residential Mortgages Other Consumer Construction Other Total Allowance for Credit Losses on Loans: Balance, Beginning of Year $ 17,992 $ 3,980 $ 8,891 $ 1,329 $ 6,942 $ 54,718 $ 93,852 Provision (Recovery) for Credit Losses on Loans 1,881 (719) 2,081 1,729 892 (364) 5,500 Charge-offs — (63) (203) (2,665) (42) — (2,973) Recoveries — 88 110 475 — — 673 Net (Charge-offs) / Recoveries — 25 (93) (2,190) (42) — (2,300) Balance, End of Year $ 19,873 $ 3,286 $ 10,879 $ 868 $ 7,792 $ 54,354 $ 97,052 December 31, 2022 (Dollars in Thousands) Commercial Real Estate Commercial & Industrial Residential Mortgages Other Consumer Construction Other Total Allowance for Credit Losses on Loans: Balance, Beginning of Year $ 17,297 $ 4,111 $ 4,368 $ 1,493 $ 6,939 $ 61,731 $ 95,939 Provision (Recovery) for Credit Losses on Loans 695 3,304 4,470 1,109 (146) (7,013) 2,419 Charge-offs — (3,436) (46) (1,677) — — (5,159) Recoveries — 1 99 404 149 — 653 Net (Charge-offs) / Recoveries — (3,435) 53 (1,273) $ 149 — (4,506) Balance, End of Year $ 17,992 $ 3,980 $ 8,891 $ 1,329 $ 6,942 $ 54,718 $ 93,852 December 31, 2021 (Dollars in Thousands) Commercial Real Estate Commercial & Industrial Residential Mortgages Other Consumer Construction Other(1) Total Allowance for Credit Losses on Loans: Balance, Beginning of Year $36,428 $5,064 $2,099 $2,479 $8,004 $— $54,074 Impact of CECL Adoption 6,587 1,379 3,356 (877) (80) 51,277 61,642 (Recovery) Provision for Credit Losses on Loans (6,215) (2,249) (982) 1,561 781 10,454 3,350 Charge-offs (19,662) (374) (273) (2,256) (1,859) — (24,424) Recoveries 159 291 168 586 93 — 1,297 Net (Charge-offs) / Recoveries (19,503) (83) (105) (1,670) (1,766) — (23,127) Balance, End of Year $ 17,297 $ 4,111 $ 4,368 $ 1,493 $ 6,939 $ 61,731 $ 95,939 (1) In connection with our adoption of Topic 326, we made changes to our loan portfolio segments to align with the methodology applied in determining the allowance under CECL. Our new segmentation breaks out Other loans from our original loan segments: CRE, C&I, residential mortgages and construction. The allowance balance at the beginning of period was reclassified to Other from their original loan segments: CRE, C&I, residential mortgages and construction to conform to current presentation.

96 CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) NOTE 7 - FAIR VALUE MEASUREMENTS The following tables present the Company’s financial assets and liabilities that are measured at fair value on a recurring basis by fair value hierarchy level at the dates presented: December 31, 2023 (Dollars in Thousands) Carrying Value Quoted Prices In Active Markets for Identical Assets (Level 1) Significant Other Observable Inputs (Level 2) Significant Unobservable Inputs (Level 3) Assets Securities Available-for-Sale: U.S. Government Agency Securities 43,827 — 43,827 — Residential Mortgage-Backed Securities 99,150 — 99,150 — Commercial Mortgage-Backed Securities 31,163 — 31,163 — Other Commercial Mortgage-Backed Securities 21,856 — 21,856 — Asset Backed Securities 140,006 — 140,006 — Collateralized Mortgage Obligations 161,533 — 161,533 — States and Political Subdivisions 222,108 — 222,108 — Corporate Notes 59,360 — 52,041 7,319 Total Securities Available-for-Sale 779,003 — 771,684 7,319 Derivatives 17,440 — 17,440 — Total $ 796,443 $ — $ 789,124 $ 7,319 Liabilities Derivatives $ 17,228 $ — $ 17,228 $ — Total $ 17,228 $ — $ 17,228 $ — December 31, 2022 (Dollars in Thousands) Carrying Value Quoted Prices In Active Markets for Identical Assets (Level 1) Significant Other Observable Inputs (Level 2) Significant Unobservable Inputs (Level 3) Assets Securities Available-for-Sale: U.S. Treasury Securities $ 17,866 $ 17,866 $ — $ — U.S. Government Agency Securities 49,764 — 49,764 — Residential Mortgage-Backed Securities 103,685 — 103,685 — Commercial Mortgage-Backed Securities 34,675 — 34,675 — Other Commercial Mortgage-Backed Securities 22,399 2,538 19,861 — Asset Backed Securities 141,383 4,996 136,387 — Collateralized Mortgage Obligations 176,622 — 176,622 — States and Political Subdivisions 228,146 — 228,146 — Corporate Notes 61,733 — 54,216 7,517 Total Securities Available-for-Sale 836,273 25,400 803,356 7,517 Derivatives 22,974 — 22,974 — Total $ 859,247 $ 25,400 $ 826,330 $ 7,517 Liabilities Derivatives $ 22,543 $ — $ 22,543 $ — Total $ 22,543 $ — $ 22,543 $ —

97 CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) Form 10-K We have invested in subordinated debt of other financial institutions. We have two securities totaling $7.3 million that are considered to be Level 3 securities at December 31, 2023 and two totaling $7.5 million at December 31, 2022. The change in the fair value of Level 3 securities available-for-sale from $7.5 million at December 31, 2022 to $7.3 million at December 31, 2023 is attributable to the calculated change in fair value of $0.2 million. The Level 3 fair value is benchmarked to other securities that have observable market values in Level 2 using comparable financial ratio analysis specific to the industry in which the underlying company operates. The underwriting includes considerations of capital adequacy, asset quality trends, management’s ability to continue efficient and profitable operations, the institution’s core earnings ability, liquidity management platform and current on and off-balance sheet interest rate risk exposures. Financial assets measured at fair value on a nonrecurring basis at December 31, 2023 and 2022 are summarized below: December 31, 2023 (Dollars in Thousands) Level 1 Level 2 Level 3 Fair Value OREO $ — $ — $ 2,463 $ 2,463 Individually Evaluated Loans $ — $ — $ — $ — December 31, 2022 (Dollars in Thousands) Level 1 Level 2 Level 3 Fair Value OREO $ — $ — $ 8,393 $ 8,393 Individually Evaluated Loans $ — $ — $ 2,649 $ 2,649 The Company had no individually evaluated loans measured at fair value on a nonrecurring basis as of December 31, 2023. Individually evaluated loans had a net carrying amount of $2.6 million at December 31, 2022, including a valuation allowance of $0.7 million. The Company’s largest lending relationship is classified at December 31, 2023 as an individually evaluated loan with a net carrying amount totaling $247.6 million. The Company utilized various cash flow and discounting assumptions in the alternative modeling, instead of fair value, which resulted in a valuation allowance of $54.3 million at December 31, 2023. When evaluating the net carrying value of this credit relationship at December 31, 2023, the Company utilized discounted cash flow valuation techniques to estimate the timing and magnitude of potential recoveries resulting from various collection processes. OREO, which is measured at the lower of carrying or fair value less costs to sell, had a net carrying amount of $2.5 million as of December 31, 2023, compared with $8.4 million at December 31, 2022, primarily due to sales, write-downs on OREO and payments, offset by $1.4 million in fair value of closed retail offices transferred to OREO. Write-downs of $1.1 million were recorded on OREO for the year ended December 31, 2023 compared to $0.7 million for the year ended December 31, 2022. The following tables summarize the Company’s assets that were measured at fair value on a nonrecurring basis as of December 31, 2023 and 2022: December 31, 2023 (Dollars in Thousands) Fair Value Valuation Technique Unobservable Inputs Weighted Range Average Assets OREO $ 130 Appraisals Estimated Selling Costs 6.0% 6.0% OREO 142 Internal Valuations Estimated Selling Costs 5.0% 5.0% OREO 2,191 Discounted Internal Valuations Management’s Subject Discount 0.0% – 24.0% 15.6% Total OREO $ 2,463

98 CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) December 31, 2022 (Dollars in Thousands) Fair Value Valuation Technique Unobservable Inputs Weighted Range Average Assets Individually Evaluated Loans $ 858 Discounted Internal Valuations Management’s Discount & Estimated Selling Costs 14.2% 14.2% Individually Evaluated Loans 1,791 Discounted Appraisals Estimated Selling Costs 6.0% 6.0% Total Individually Evaluated Loans $ 2,649 OREO $ 7,323 Appraisals Estimated Selling Costs 10.0% 10.0% OREO 143 Internal Valuations Estimated Selling Costs 5.0% 5.0% OREO 927 Discounted Internal Valuations Management’s Discount & Estimated Selling Costs 0.0% – 5.0% 0.7% Total OREO $ 8,393 A baseline discount rate has been established for impairment measurement. This baseline discount rate was back tested against historical OREO sales and therefore represents an average recovery rate based on the transaction sizes and asset types in the population examined. Management considers the unique attributes and characteristics of each specific individually evaluated loan and may use judgment to adjust the baseline discount rate when appropriate. The carrying values and estimated fair values of our financial instruments at December 31, 2023 and December 31, 2022 are presented in the following tables. Fair values for December 31, 2023 and December 31, 2022 are estimated under the exit price notion in accordance with ASU 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities.” GAAP requires disclosure of fair value information about financial instruments carried at book value on the Consolidated Balance Sheet. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company. Fair Value Measurements at December 31, 2023 (Dollars in Thousands) Carrying Value Level 1 Level 2 Level 3 Total Financial Assets: Cash and Cash Equivalents $ 54,529 $ 39,676 $ 14,853 $ — $ 54,529 Securities Available-for-Sale 779,003 — 771,684 7,319 779,003 Portfolio Loans, net 3,408,858 — — 3,177,715 3,177,715 Federal Home Loan Bank Stock, at Cost 21,626 — — NA NA Other Assets- Interest Rate Derivatives 17,440 — 17,440 — 17,440 Accrued Interest Receivable 18,877 — 5,368 13,509 18,877 Financial Liabilities: Deposits $ 3,721,915 $ 685,218 $ 1,450,046 $ 1,599,043 $ 3,734,307 Other Liabilities- Interest Rate Derivatives 17,228 — 17,228 — 17,228 FHLB Borrowings 393,400 — — 392,696 392,696 Federal Funds Purchased — — — — — Accrued Interest Payable 7,288 — — 7,288 7,288

99 CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) Form 10-K Fair Value Measurements at December 31, 2022 (Dollars in Thousands) Carrying Value Level 1 Level 2 Level 3 Total Financial Assets: Cash and Cash Equivalents $ 46,869 $ 42,364 $ 4,505 $ — $ 46,869 Securities Available-for-Sale 836,273 25,400 803,356 7,517 836,273 Portfolio Loans, net 3,055,061 — — 2,955,489 2,955,489 Federal Home Loan Bank Stock, at Cost 9,740 — — NA NA Other Assets- Interest Rate Derivatives 22,974 — 22,974 — 22,974 Accrued Interest Receivable 19,346 138 4,903 14,305 19,346 Financial Liabilities: Deposits $ 3,632,538 $ 705,539 $ 1,665,473 $ 1,264,659 $ 3,635,671 Other Liabilities- Interest Rate Derivatives 22,543 — 22,543 — 22,543 FHLB Borrowings 180,550 — — 180,569 180,569 Federal Funds Purchased 17,870 17,870 17,870 Accrued Interest Payable 2,294 — — 2,294 2,294 NOTE 8 - RIGHT-OF-USE (“ROU”) ASSETS AND LEASE LIABILITIES The Company has seven lease contracts, including five finance leases and two operating leases at December 31, 2023. These leases are for our branch and loan production facilities. There was one new lease agreement entered into in 2023. The following table presents our lease expense for finance and operating leases for the periods presented: December 31, (Dollars in Thousands) 2023 2022 2021 Operating Lease Expense $ 48 $ — $ — Amortization of ROU Assets - finance leases 365 374 234 Interest on lease liabilities - finance leases 292 287 156 Total Lease Expense $ 705 $ 661 $ 390 ROU assets are included in other assets in the Consolidated Balance Sheets. The following table presents our ROU assets, cash flows, weighted average lease terms, discount rates for finance and operating leases and ROU assets obtained in exchange for lease liabilities for the periods presented: December 31, (Dollars in Thousands) 2023 2022 Operating Leases ROU assets $ 419 $ — Operating cash flows 87 — Finance Leases ROU assets $ 6,988 $ 6,306 Operating cash flows 292 287 Financing cash flows 185 201 Weighted Average Lease Term - Years Operating leases 3.3 years — Finance leases 17.9 years 18.5 years Weighted Average Discount Rate Operating leases 6.60% —% Finance leases 5.20% 4.90% ROU Assets obtained in exchange for Lease Liabilities Operating leases $ — $ — Finance leases 1,464 3,391

100 CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) Lease liabilities are included in other liabilities in the Consolidated Balance Sheets. The following table presents the maturity analysis of lease liabilities for finance and operating leases as of December 31, 2023: (Dollars in Thousands) Finance Operating Total Maturity Analysis 2024 $ 529 $ 167 $ 696 2025 540 130 670 2026 563 107 670 2027 577 89 666 2028 589 — 589 Thereafter 8,728 — 8,728 Total 11,526 493 12,019 Less: Present value discount (4,239) (52) (4,291) Lease Liabilities $ 7,287 $ 441 $ 7,728 NOTE 9 - PREMISES AND EQUIPMENT Premises and equipment are stated at cost less accumulated depreciation as follows: December 31, (Dollars in Thousands) 2023 2022 Land $ 18,826 $ 19,703 Bank Premises 58,983 54,872 Furniture and Equipment 35,772 34,945 Leasehold Improvements 1,579 1,618 Total Premises and Equipment 115,160 111,138 Accumulated Depreciation (41,453) (39,024) Total $ 73,707 $ 72,114 At both December 31, 2023 and December 31, 2022, we had no bank premises and equipment held-for-sale. Depreciation expense is included under occupancy expense, net in the Consolidated Statements of Income totaling $6.2 million in 2023, $6.1 million in 2022, and $6.2 million in 2021. Real estate on closed branches were valued based on recent comparative market values received from a real estate broker. The Company had $0.5 million in write-downs in 2023 and write-downs in the amount of $0.6 million and $3.2 million were recognized during 2022 and 2021, respectively. These write-downs on closed branches are included in losses and write-downs on OREO, net in the Consolidated Statements of Income. The net remaining carrying value of $2.3 million and $1.1 million is classified as held-for-sale in OREO in the Consolidated Balance Sheets as of December 31, 2023 and 2022, respectively.

101 CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) Form 10-K NOTE 10 - OTHER REAL ESTATE OWNED The following table presents OREO activity as of the dates presented: Year Ended December 31, (Dollars in Thousands) 2023 2022 2021 Beginning of Year Balance $ 8,393 $ 10,916 $ 15,722 Loans Transferred to OREO 110 74 59 Transfer of Closed Retail Offices to OREO 1,854 2,675 12,013 Capitalized Expenditures — — — Direct Write-Downs (1,117) (741) (3,472) Cash Proceeds from Pay-downs (397) (422) (452) Sales of OREO (6,380) (4,109) (12,954) End of Year Balance $ 2,463 $ 8,393 $ 10,916 At December 31, 2023, 2022, and 2021, the balance of OREO includes $0.2 million, $7.3 million, and $9.9 million, respectively, of foreclosed properties recorded as a result of obtaining physical possession of the asset. At December 31, 2023 and 2022, the recorded investment of foreclosed residential real estate was $62 thousand and $133 thousand, respectively. At December 31, 2023 and 2022, the recorded investment of consumer mortgage loans secured by residential real estate properties for which formal foreclosure proceeds are in process is $2.0 million and $0.9 million, respectively. Income and expenses applicable to foreclosed assets include the following: Year Ended December 31, (Dollars in Thousands) 2023 2022 2021 Provision for Losses $ 1,117 $ 741 $ 3,472 Operating Expenses, net of Rental Income 178 293 317 Net (Gain) Loss on Sales (17) (309) 150 OREO Expense $ 1,278 $ 725 $ 3,939 NOTE 11 – DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES In accordance with applicable accounting guidance for derivatives and hedging, all derivatives are recognized as either assets or liabilities on the Consolidated Balance Sheet at fair value. Interest rate swaps are contracts in which a series of interest rate flows (fixed and variable) are exchanged over a prescribed period. The notional amounts on which the interest payments are based are not exchanged. These derivative positions relate to transactions in which the Company enters into an interest rate swap with a commercial customer while at the same time entering into an offsetting interest rate swap with another financial institution, or counterparty. In connection with each transaction, the Company originates a floating rate loan to the customer at a notional amount. In turn, the customer contracts with the counterparty to swap the stream of cash flows associated with the floating interest rate loan with the Company for a stream of fixed interest rate cash flows based on the same notional amount as the Company’s loan. The transaction allows the customer to effectively convert a variable rate loan to a fixed rate loan with the Company receiving a variable rate. These agreements could have floors or caps on the contracted interest rates. Pursuant to agreements with various financial institutions, the Company may receive collateral or may be required to post collateral based upon mark-to-market positions. Beyond unsecured threshold levels, collateral in the form of cash or securities may be made available to counterparties of interest rate swap transactions. Based upon current positions and related future collateral requirements relating to them, management believes any effect on our cash flow or liquidity position to be immaterial. Derivatives contain an element of credit risk, the possibility that the Company will incur a loss because a counterparty, which may be a financial institution or a customer, fails to meet its contractual obligations. All derivative contracts with financial institutions may be executed only with counterparties approved by the Asset and Liability Committee (“ALCO”) and all derivatives with customers are approved by a team of members from senior management who have

102 CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) been trained to understand the risk associated with interest rate swaps and have past industry experience. Interest rate swaps are considered derivatives but are not accounted for using hedge accounting. As such, changes in the estimated fair value of the derivatives are recorded in current earnings in the Consolidated Statements of Income. The following table indicates the amounts representing the fair value of derivative assets and derivative liabilities at December 31: Fair Values of Derivative Instruments Asset Derivatives (Included in Other Assets) (Dollars in Thousands) 2023 2022 Number of Transactions Notional Amount Fair Value Number of Transactions Notional Amount Fair Value Derivatives not Designated as Hedging Instruments Interest Rate Lock Commitments – Mortgage Loans 3 $ 310 $ 3 $ 1 $ 200 $ 1 Interest Rate Swap Contracts – Commercial Loans 58 387,144 17,437 62 432,984 22,973 Total Derivatives not Designated as Hedging Instruments 61 $ 387,454 $ 17,440 63 $ 433,184 $ 22,974 Fair Values of Derivative Instruments Liability Derivatives (Included in Other Liabilities) (Dollars in Thousands) 2023 2022 Number of Transactions Notional Amount Fair Value Number of Transactions Notional Amount Fair Value Derivatives not Designated as Hedging Instruments Forward Sale Contracts – Mortgage Loans 3 $ 310 $ 3 1 $ 200 $ 1 Interest Rate Swap Contracts – Commercial Loans 58 387,144 17,225 62 432,984 22,542 Total Derivatives not Designated as Hedging Instruments 61 $ 387,454 $ 17,228 63 $ 433,184 $ 22,543 The following table indicates the (loss) income recognized in the Consolidated Statements of Income for derivatives for the years ended December 31: (Dollars in Thousands) 2023 2022 2021 Derivatives not Designated as Hedging Instruments Interest Rate Lock Commitments – Mortgage Loans $ 2 $ 1 $ — Forward Sale Contracts – Mortgage Loans (2) (1) — Interest Rate Swap Contracts – Commercial Loans (219) 605 89 Total Derivative (Loss) Income $ (219) $ 605 $ 89 Presenting offsetting derivatives that are subject to legally enforceable netting arrangements with the same party is permitted. For example, we may have a derivative asset and a derivative liability with the same counterparty to a swap transaction and are permitted to offset the asset position and the liability position resulting in a net presentation.

103 CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) Form 10-K The following table indicates the gross amounts of commercial loan swap derivative assets and derivative liabilities, the amounts offset and the carrying values included in the Consolidated Balance Sheets at December 31: Asset Derivatives (Included in Other Assets) Liability Derivatives (Included in Other Liabilities) (Dollars in Thousands) 2023 2022 2023 2022 Derivatives not Designated as Hedging Instruments Gross Amounts Recognized $ 17,437 $ 22,973 $ 17,225 $ 22,542 Gross Amounts Offset — — — — Net Amounts Presented in the Consolidated Balance Sheets 17,437 22,973 17,225 22,542 Gross Amounts Not Offset(1) — — — — Net Amount $ 17,437 $ 22,973 $ 17,225 $ 22,542 (1) Amounts represent collateral posted for the periods presented. NOTE 12 – DEPOSITS The following table presents the composition of deposits at December 31: (Dollars in Thousands) 2023 2022 Noninterest-Bearing Demand $ 685,218 $ 705,539 Interest-Bearing Demand 481,506 496,948 Money Market 513,664 484,238 Savings 454,876 684,287 Certificates of Deposits 1,586,651 1,261,526 Total $ 3,721,915 $ 3,632,538 All deposit accounts are insured by the FDIC up to the maximum amount allowed by law. The Dodd-Frank Act, signed into law on July 21, 2010, makes permanent the $250,000 limit for federal deposit insurance and the coverage limit applies per depositor, per insured depository institution for each account ownership. Certificates of deposits that exceed the FDIC Insurance limit of $250,000 at year-end 2023 and 2022 were $305.0 million and $159.0 million, respectively. At December 31, 2023 and December 31, 2022, total brokered deposits (excluding the CDARS and ICS two-way) were $70.0 million and zero, respectively. Certificates of Deposit maturing as of December 31: (Dollars in Thousands) 2023 2024 $ 1,203,944 2025 238,056 2026 71,063 2027 34,037 2028 38,548 Thereafter 1,003 Total $ 1,586,651 Overdrafts reclassified to loans were $0.3 million at both December 31, 2023 and December 31, 2022, respectively. Total deposit dollars from executive officers, directors, and their related interests at December 31, 2023 and 2022, respectively, were $1.8 million and $2.9 million.

104 CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) NOTE 13 – FEDERAL HOME LOAN BANK BORROWINGS AND FEDERAL FUNDS PURCHASED Borrowings serve as an additional source of liquidity for the Company. The Company had $393.4 million FHLB borrowings at December 31, 2023 and $180.6 million at December 31, 2022. FHLB borrowings are fixed and variable rate advances for various terms and are secured by a blanket lien on select residential mortgages, select multifamily loans, and select commercial real estate loans. Total loans pledged as collateral were $1.5 billion at both December 31, 2023 and December 31, 2022, respectively. There were no securities available-for-sale pledged as collateral at both December 31, 2023 and December 31, 2022. At December 31, 2023, funding sources accessible to the Company include borrowing availability at the FHLB, equal to 25% of the Company’s assets or approximately $1.1 billion, subject to the amount of eligible collateral pledged, of which the Company is eligible to borrow up to an additional $480.3 million. The Company has unsecured facilities with three other correspondent financial institutions totaling $50.0 million and access to the institutional CD and brokered deposit markets. The Company did not have outstanding borrowings on these fed funds lines as of December 31, 2023. The Company had the capacity to borrow up to an additional $676.7 million from the FHLB at December 31, 2022. The Company had no overnight federal funds purchased at December 31, 2023. There were $17.9 million outstanding overnight federal funds purchased at December 31, 2022. The following table represents the balance of FHLB borrowings, the weighted average interest rate, the interest expense and the borrowing availability for the years ended December 31: (Dollars in Thousands) 2023 2022 2021 FHLB Borrowings $ 393,400 $ 180,550 $ 7,000 Weighted Average Interest Rate 5.20% 4.48% 1.61% Interest Expense $ 20,822 $ 1,163 $ 313 FHLB Availability $ 480,266 $ 676,746 $ 667,307 The following table represents the balance of federal funds purchased, the weighted average interest rate, the interest expense and the borrowing availability for the years ended December 31: (Dollars in Thousands) 2023 2022 2021 Federal Funds Purchased $ — $ 17,870 $ — Weighted Average Interest Rate —% 4.65% —% Interest Expense $ 368 $ 188 $ — Federal Funds Purchased Availability $ 50,000 $ 127,130 $ 145,000 Scheduled annual maturities and weighted average interest rates for FHLB borrowings for each of the five years subsequent to December 31, 2023 and thereafter are as follows: (Dollars in Thousands) Balance Weighted Average Rate 2024 $ 323,400 5.46% 2025 25,000 4.13% 2026 45,000 3.96% 2027 — —% 2028 — —% Thereafter — —% Total FHLB Borrowings $ 393,400 5.20%

105 CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) Form 10-K NOTE 14 - EMPLOYEE BENEFIT PLANS The Company has adopted an integrated profit sharing plan, which allows for elective deferrals and non-elective profit sharing contributions. Associates become eligible for the elective deferrals at the beginning of the quarter after they have been employed at least a month and have reached the age of twenty years and six months. Associates are eligible for the non-elective profit sharing contributions at the beginning of the quarter after they have been employed six months and have reached the age of twenty years and six months. Vesting for the non-elective profit sharing contribution is based on years of service to the Company, with a year being any year an employee works a minimum of 1,000 hours. The following table details the vesting schedule based on years of service for participants: 1 Year of Service 20% Vested 2 Years of Service 40% Vested 3 Years of Service 60% Vested 4 Years of Service 80% Vested 5 Years of Service 100% Vested Any participant who has reached the age of 62 is fully vested regardless of length of service. Each participant in the plan (who has not reached age 62) becomes 100% vested after five (5) years of service. The non-elective contribution to the plan is determined each year by the Company’s Board of Directors (the “Board”) and thus may fluctuate in amount from year to year. The contribution by the Company, which includes contributions to the nonqualified plan discussed below, was $0.4 million in 2023, $1.0 million in 2022 and $0.9 million in 2021. These amounts are included in salaries and employee benefits in the Consolidated Statements of Income. Beginning in 2019, our integrated profit sharing plan includes a Company match based upon an associate’s elective deferral. This elective deferral is subject to dollar limits announced annually by the Internal Revenue Service (“IRS”). Elective deferrals are matched equal to 100% of the first 3% deferred and 50% of the next 2%, producing a maximum 4% match. Expense for this deferral match was $1.4 million, $1.3 million and $1.3 million for the years ended December 31, 2023, 2022 and 2021, respectively. The Bank entered into a Nonqualified Profit Sharing Plan originally on December 30, 1996, which was subsequently amended and restated effective December 20, 2007. The purpose of the Nonqualified Profit Sharing Plan was to provide additional benefits to be paid to the executive upon the occurrence of a “Distributable Event,” which is either termination or death. The board of directors of the Bank (the “Bank Board”) approved the amended plan on December 20, 2007. Since its inception, the Bank’s former Chairman and Chief Executive Officer was the only executive who participated in the Nonqualified Profit Sharing Plan. In April 2017, a Distributable Event occurred, in which distributions will occur over 45 quarterly payments. The value of the plan was $0.6 million as of December 31, 2023, and was solely comprised of cash. The quarterly distributions began on January 1, 2018 and will continue to be paid out in equal quarterly installments approximating $30 thousand. On December 15, 2020, the Bank adopted an unfunded, nonqualified deferred compensation plan, called the Nonqualified Deferred Compensation Plan, to provide (i) certain key executives of the Bank (beginning after the date of adoption) the opportunity to defer to a later year on a pre-tax basis certain compensation without being subject to the dollar limits that apply to these associates under the Bank’s tax-qualified integrated profit-sharing plan and (ii) the Bank’s non-employee directors (beginning in January 2022) the opportunity to defer to a later year on a pre- tax basis certain director fees. The compensation and fees (and related earnings) deferred under this plan are held in a grantor trust until paid to the participants and remain subject to the claims of the creditors of the Bank and Company until paid to the participants. The balance in the nonqualified deferred compensation plan at December 31, 2023 and December 31, 2022 was $447.8 thousand and $269.6 thousand, respectively. NOTE 15 – INCENTIVE AND RESTRICTED STOCK PLAN The Bank Board adopted the Carter Bank & Trust 2018 Omnibus Equity Incentive Plan on March 29, 2018 based on the recommendation of the Bank’s Nominating and Compensation Committee (now, a committee of the Company, the “Committee”), which became effective on June 27, 2018. In connection with the Reorganization, the Company adopted and assumed the Carter Bank & Trust 2018 Omnibus Equity Incentive Plan as its own (now the Carter

106 CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) Bankshares, Inc. Amended and Restated 2018 Omnibus Equity Incentive Plan, or, for purposes of this discussion, the “Plan”). The Plan reserves a total 2,000,000 shares of common stock for issuance and provides for the grant to key associates and non-employee directors of the Company and its subsidiaries of awards that may include one or more of the following: stock options, restricted stock, restricted stock units, stock appreciation rights, stock awards, performance units and performance cash awards (collectively, the “awards”). Subject to accelerated vesting under certain circumstances, the Plan requires a minimum vesting period of one year for awards subject to time-based conditions and a minimum performance period of one year for awards subject to achievement or satisfaction of performance goals. These minimums are applicable to awards other than those granted as part of a retainer for the service of non-employee directors. The Committee will determine the vesting period on the awards. No awards may be granted under the Plan more than ten years from the effective date of the Plan. As of December 31, 2023, 1,538,804 shares of common stock were available for issuance under the Plan. For purposes of this Note 15, references to the “Company” mean the “Bank” with respect to actions prior to the Reorganization. Restricted Stock The Company periodically issues restricted stock to non-employee directors and key associates pursuant to the Plan. As of December 31, 2023, 478,969 shares of restricted stock had been granted under the Plan. The Company granted 116,325 and 108,855 shares of restricted stock to key associates under the Plan during 2023 and 2022, respectively. These grants were approved by the Committee as compensation for substantial contributions to the Company’s performance. The time-based shares of restricted stock granted in 2023 to executives vest in one-third annual installments over three years under the short-term incentive plan. The time-based shares of restricted stock granted in 2022 to executives vest on the fifth anniversary of the grant date under the long-term incentive plan. The time-based shares of restricted stock to non-executives vest in one-third annual installments over three years. The closing price of our stock was used to determine the fair value on the date of the grant prior to September 1, 2023. Beginning September 1, 2023 the Company utilizes a 90-day look back period to estimate the average stock price to resolve issues of rapid stock price fluctuations. The Company granted 20,772 and 18,500 shares of restricted stock to non-employee directors under the Plan during 2023 and 2022, respectively. These grants were approved by the Committee as compensation for Board service. The time-based shares of restricted stock granted in 2023 and 2022 fully vest one year after the grant date. The fair value determination price for these grants is the same method as mentioned above. If any award granted under the Plan terminates, expires, or lapses for any reason other than by virtue of exercise or settlement of the award, or if shares issued pursuant to awards are forfeited, any stock subject to such award again shall be available for future awards under the Plan. Compensation expense for restricted stock is recognized ratably over the period of service, generally the entire vesting period, based on fair value on the grant date. The Company recognized compensation expense of $1.6 million, $1.3 million and $1.0 million for 2023, 2022, and 2021, respectively, related to restricted stock. As of December 31, 2023 and 2022, there was $2.1 million and $1.6 million, respectively, of total unrecognized compensation cost related to restricted stock that will be recognized as compensation expense over a weighted average period of 2.01 years and 2.30 years, respectively. The following table provides information about restricted stock granted under the Plan for the years ended December 31: Restricted Shares Weighted Average Grant Date Fair Value Non-vested at December 31, 2021 113,635 $ 14.80 Granted 127,355 16.50 Forfeited/Vested (80,793) 15.01 Non-vested at December 31, 2022 160,197 16.05 Granted 137,097 15.56 Forfeited/Vested (78,183) 16.24 Non-vested at December 31, 2023 219,111 $ 15.67

107 CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) Form 10-K Performance Units The Company periodically grants performance units to executive officers pursuant to the Plan. The Company did not grant performance units during 2023 but granted 27,848 target amounts of performance units in aggregate to executive officers under the Plan during 2022. The closing price of $15.81 was used during 2022 to determine the fair value on the date of the grant. These grants are approved by the Committee as compensation for substantial contributions to the Company’s performance. The performance units can be earned up to a maximum of 110% of the target amount. They are subject to a three-year performance period and, if the performance criteria are met, will vest on the payment date which is within 70 days following the end of the performance period. The payout for the performance units will be determined based on three weighted performance based goals: (1) the Company’s return on average assets (“ROAA”) performance during the performance period compared to its selected peer group, (2) the Company’s core efficiency ratio during the performance period compared to its selected peer group, and (3) the Company’s nonperforming assets ratio performance during the performance period compared to its selected peer group. If the performance criteria are met, the Company will pay the performance units that have vested in shares of the Company’s common stock. If any award granted under the Plan terminates, expires, or lapses for any reason other than by virtue of exercise or settlement of the award, or if shares issued pursuant to awards are forfeited, any stock subject to such award again shall be available for future awards under the Plan. Compensation expense for performance units is based on fair value on the grant date. The performance units are subject to the probability of attainment of meeting the above referenced performance criteria and service requirement. Management has evaluated the performance-based criteria and has determined that, as of December 31, 2023 the criteria was not probable of being met at target, and at December 31, 2022, the criteria were probable of being met at target. The Company reversed compensation expense of $0.3 million for 2023 and recognized compensation expense $0.3 million for 2022 related to performance units. NOTE 16 - FEDERAL AND STATE INCOME TAXES The components of the provision for income tax expense were as follows: (Dollars in Thousands) 2023 2022 2021 Current $ 4,969 $ 7,969 $ 994 Deferred (516) 3,939 3,643 Change in Valuation Allowance 884 (309) (529) Income Tax Provision $ 5,337 $ 11,599 $ 4,108 The following is a reconciliation of the differences between the provision for income taxes and the amount computed by applying the statutory federal income tax rate to income before taxes: 2023 2022 2021 (Dollars in Thousands) Amount Percent Amount Percent Amount Percent Federal Income Tax at Statutory Rate $ 6,031 21.0 $ 12,961 21.0 $ 7,497 21.0 State Income Tax, net of Federal Benefit 445 1.5 657 1.1 20 0.1 Tax-exempt Interest, net of Disallowance (708) (2.5) (873) (1.4) (1,131) (3.2) Federal Tax Credits, net of Basis Reduction (2,365) (8.2) (625) (1.0) (1,559) (4.4) Change in Valuation Allowance 884 3.1 (309) (0.5) (529) (1.5) Income from Bank Owned Life Insurance (290) (1.0) (285) (0.5) (290) (0.8) Tax Credit Amortization 1,660 5.8 — — — — Other (320) (1.1) 73 0.1 100 0.3 Income Tax Provision and Effective Income Tax Rate $ 5,337 18.6 $ 11,599 18.8 $ 4,108 11.5

108 CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before taxes. The Company ordinarily generates an annual effective tax rate that is less than the statutory rate of 21% due to benefits resulting from tax-exempt interest, tax-exempt income from bank owned life insurance, and tax benefits resulting from certain partnership investments. The Company elected to adopt the proportional amortization method of accounting for all qualifying equity investments within the HTC program. The Company makes equity investments as a limited partner in various partnerships that sponsor HTC as a strategic tax initiative designed to receive income tax credits and other income tax benefits, such as deductible flow-through losses. As of December 31, 2023, the Company recognized $1.8 million in HTC equity investments recorded as a component of other assets on the Consolidated Balance Sheets. The Company records income tax credits and other income tax benefits received from its HTC investments as a component of the provision for income taxes on the Consolidated Statements of Income and as a component of operating activities on the Consolidated Statements of Cash Flows. Investments accounted for using the proportional amortization method are amortized and recorded as a component of the provision for income taxes on the Consolidated Statements of Income. The Company records non-income-tax-related activity and other returns received from its HTC investments as a component of other noninterest income on the Consolidated Statements of Income and as a component of operating activities on the Consolidated Statements of Cash Flows. As of December 31, 2023, the Company has not recognized any non-income-tax-related activity from its HTC investments. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows: (Dollars in Thousands) 2023 2022 Deferred Tax Assets Allowance for Credit Losses $ 21,576 $ 20,671 Net Unrealized Loss on Available-for-sale Securities 20,104 23,818 Valuation Adjustments on Other Real Estate Owned — 649 Capital Loss Carryforward 1,143 — Operating Lease Liabilities 1,718 1,451 Other 1,797 2,250 Gross Deferred Tax Assets 46,338 48,839 Less: Valuation Allowance (884) — Total Deferred Tax Assets $ 45,454 $ 48,839 (Dollars in Thousands) 2023 2022 Deferred Tax Liabilities Fixed Asset Depreciation $ (4,409) $ (4,523) Acquisition-Related Fair Value Adjustments (2,686) (2,737) Deferred Loan Income (1,607) (1,800) Operating Lease Right-of-Use Assets (1,647) (1,389) Equity Investment in Partnerships (480) (113) Other (437) (312) Total Deferred Tax Liabilities (11,266) (10,874) Net Deferred Tax Assets $ 34,188 $ 37,965 Management assesses all available positive and negative evidence to estimate whether sufficient future taxable income of the appropriate character will be generated to utilize existing deferred tax assets. Based on this evaluation, as of December 31, 2023, a valuation allowance of $0.9 million has been recorded on deferred tax assets related to capital loss carryforwards resulting from exits of equity investments in partnerships and sales of securities. The Company has not identified prudent and feasible strategies to generate future capital gains to offset the entirety of the capital loss carryforward prior to their expiration in 2028.

109 CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) Form 10-K At December 31, 2023 and 2022, the Company had no ASC 740-10 unrecognized tax benefits or accrued interest and penalties recorded. The Company does not expect the total amount of unrecognized tax benefits to significantly increase within the next twelve months. The Company recognizes interest and penalties on unrecognized tax benefits in noninterest expense. The Company is subject to U.S. federal income tax as well as various other state and local jurisdictions. The Company is generally no longer subject to examination by federal, state and local taxing authorities for years prior to December 31, 2020. NOTE 17 – TAX EFFECTS ON OTHER COMPREHENSIVE INCOME (LOSS) The following table presents the change in components of other comprehensive income (loss) for the years ended December 31, net of tax effects: (Dollars in Thousands) Pre-Tax Amount Tax (Expense) Benefit Net of Tax Amount 2023 Net Unrealized Gains Arising during the Period $ 16,370 $ (3,398) $ 12,972 Reclassification Adjustment for Losses included in Net Income 1,521 (316) 1,205 Other Comprehensive Income $ 17,891 $ (3,714) $ 14,177 2022 Net Unrealized Losses Arising during the Period $ (111,542) $ 24,261 $ (87,281) Reclassification Adjustment for Gains included in Net Income (46) 9 (37) Other Comprehensive Loss $ (111,588) $ 24,270 $ (87,318) 2021 Net Unrealized Losses Arising during the Period $ (10,877) $ 2,284 $ (8,593) Reclassification Adjustment for Gains included in Net Income (6,869) 1,443 (5,426) Other Comprehensive Loss $ (17,746) $ 3,727 $ (14,019) NOTE 18 – COMMITMENTS AND CONTINGENCIES Commitments to extend credit, which amounted to $702.3 million at December 31, 2023 and $630.6 million at December 31, 2022, represent agreements to lend to customers with fixed expiration dates or other termination clauses. The Company provides lines of credit to our clients to finance the completion of construction projects and revolving lines of credit to operating companies to finance their working capital needs. Lines of credit for construction projects represented $452.2 million, or 64.4%, and $373.2 million, or 59.2%, of the commitments to extend credit at December 31, 2023 and December 31, 2022, respectively. Standby letters of credit are conditional commitments issued by the Company guaranteeing the performance of a customer to a third-party. Those guarantees are primarily issued to support public and private borrowing arrangements. The Company had outstanding letters of credit totaling $19.6 million at December 31, 2023 and $25.7 million at December 31, 2022. Our exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and unconditional obligations as it does for on-balance sheet instruments. Unless noted otherwise, collateral or other security is required to support financial instruments with credit risk.

110 CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) Life-of-Loss Reserve on Unfunded Loan Commitments We maintain a life-of-loss reserve on unfunded commercial lending commitments and letters of credit to provide for the risk of loss inherent in these arrangements. The life-of-loss reserve is computed using a methodology similar to that used to determine the ACL for loans, modified to take into account the probability of a draw-down on the commitment. The life-of-loan reserve for unfunded commitments is included in other liabilities on our Consolidated Balance Sheets. The following table presents activity in the life-of-loss reserve on unfunded loan commitments as of and for the years ended December 31: (Dollars in Thousands) December 31, 2023 December 31, 2022 Life-of-Loss Reserve on Unfunded Loan Commitments Balance at beginning of period $ 2,292 $ 1,783 Provision for Unfunded Commitments 901 509 Balance at end of period $ 3,193 $ 2,292 Amounts are added or subtracted to the provision for unfunded commitments through a charge or credit to current earnings in the provision for unfunded commitments. An expense of $0.9 million was recorded for the year ended December 31, 2023 for the provision for unfunded commitments, which resulted in an increase of $0.4 million compared to the provision of $0.5 million for the year ended December 31, 2022. We have a future commitment with a third party vendor for data processing charges, which is a ten year contract that will expire at the end of 2028. Data processing expense was $3.9 million, $4.1 million and $3.8 million for 2023, 2022 and 2021, respectively. Legal Proceedings In the normal course of business, the Company is subject to various legal and administrative proceedings and claims. Legal and administrative proceedings are subject to inherent uncertainties and unfavorable rulings could occur, and the timing and outcome of any legal or administrative proceeding cannot be predicted with certainty. Further, estimating an amount or range of possible losses that may result from legal or administrative proceedings and claims is inherently difficult and requires an extensive degree of judgment, particularly where the matters involve indeterminate claims for monetary damages, may involve awards that are discretionary in amount, present novel legal theories or policies, are in the early stages of the proceedings, or are subject to appeal. In addition, because legal proceedings may be resolved over an extended period of time, potential losses are subject to change due to the outcome of intermediate procedural and substantive rulings, actions by other parties which may be influenced by their settlement posture or their evaluation of the strength or weakness of their case, and other factors. For these reasons, the Company cannot reasonably estimate the ultimate outcome or timing of, or possible losses resulting from, the matters described below, and cannot conclude if the outcome of any of these matters would have a material impact to the Company. Other than as set forth below, as of December 31, 2023, the Company is not involved in any other material pending legal proceedings other than proceedings occurring in the ordinary course of business. Justice Collection Actions The Bank is engaged in a variety of collection proceedings (the “Collection Actions”) against various related entities that are owned and/or controlled by James C. Justice, II, Cathy L. Justice and James C. Justice, III (such entities, the “Justice Entities” and collectively with the individuals, the “Collection Defendants”). On April 20, 2023 and May 15, 2023, the Bank filed in the Circuit Court of the City of Martinsville, Virginia (the “Martinsville Circuit Court”) confessions of judgment against the Collection Defendants with respect to amounts owed on matured promissory notes made or guaranteed by the Collection Defendants with an aggregate principal balance of approximately $301 million. On May 12, 2023 and June 7, 2023, the Collection Defendants filed motions to set aside the confessions of judgment on the basis that the Bank allegedly (i) violated anti-tying provisions of the Bank Holding Company Act of 1956, as amended, (ii) breached contractual obligations and fiduciary duties to the Collection Defendants and (iii) tortiously interfered with the Collection Defendants’ business expectancies and relationships, among other allegations. On

111 CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) Form 10-K December 11, 2023, the Martinsville Circuit Court heard oral arguments on the motions to set aside the confessions of judgment filed by the Collection Defendants. On January 22, 2024, the Martinsville Circuit Court issued a letter opinion denying such motions. On February 21, 2024, the Martinsville Circuit Court issued final orders denying such motions. On February 26, 2024, the Collection Defendants filed a notice of appeal regarding the Martinsville Circuit Court’s order denying such motions. Pursuant to the confessions of judgment that were upheld by the Martinsville Circuit Court, the Bank has initiated collection processes against the Collection Defendants (see “—Justice Foreclosure Litigation”). The Company and the Bank intend to pursue vigorously the Collection Actions and enforce the confessions of judgment and related agreements, including but not limited to release and affirmation agreements and indemnification agreements. The Company and the Bank vigorously deny the allegations contained in the Collection Defendants’ motions to set aside the confessions of judgment and, based on consultation with legal counsel, the Company believes that the Bank has meritorious defenses to all allegations that it understands may be asserted on appeal. However, the Company cannot reasonably estimate the ultimate outcome or timing of, or possible losses resulting from, the Collection Actions or any related legal proceedings that may commence, and cannot conclude if the outcome of any of these matters would have a material impact to the Company. Justice Federal Court Litigation On November 10, 2023, the Company, the Bank, and the individual directors of the Company and the Bank were named as defendants in a lawsuit (the “Justice Federal Court Litigation”) filed in the United States District Court for the Southern District of West Virginia by the Collection Defendants. The allegations contained in the Justice Federal Court Litigation relate to the matured promissory notes made or guaranteed by the Collection Defendants that are the subject of the Collection Actions. In the Justice Federal Court Litigation, as plaintiffs the Collection Defendants allege that the Company, the Bank and to a vicarious and limited extent, the individual directors (i) breached an implied covenant of good faith and fair dealing, (ii) breached fiduciary duties, (iii) tortiously interfered with business relations and (iv) violated anti-tying restrictions of the Bank Holding Company Act of 1956, as amended, and allege that the individual directors aided and abetted the same. As plaintiffs in the Justice Federal Court Litigation, the Collection Defendants seek monetary damages of not less than $1.0 billion, additional punitive damages and interest on damages as allowed by law, payment of costs, expenses and attorneys’ fees, and a declaratory judgment from the court that certain confessions of judgment, and certain guarantees, be declared void and unenforceable. The Company and the Bank deny the allegations contained in the Justice Federal Court Litigation and intend to vigorously defend the matter and the validity and enforceability of the confessions of judgment and of each of the Bank’s loan documents, including the guarantees. Based on information presently available to the Company and the Bank and based on consultation with legal counsel, the Company believes that the Company, the Bank and the individual defendants have meritorious defenses to all allegations contained in the Justice Federal Court Litigation. Because the Justice Federal Court Litigation is in its early stages, the Company cannot reasonably estimate the ultimate outcome or timing of, or possible losses resulting from, the Justice Federal Court Litigation or any related legal proceedings that may commence, and cannot conclude if the outcome of any of these matters would have a material impact to the Company. Justice Foreclosure Litigation On February 7, 2024, the Bank was named as a defendant in a lawsuit (the “Justice Foreclosure Litigation”) filed in the Circuit Court of Greenbrier County, West Virginia (the “Greenbrier Circuit Court”) by Greenbrier Sporting Club Development Co., Inc. and The Greenbrier Sporting Club, Inc. (collectively, “Sporting Club”). The Justice Foreclosure Litigation relates to a deed of trust (the “Trust Deed”) granted by Sporting Club in favor of the Bank. The trustee under this deed of trust was also named as a defendant. In the Justice Foreclosure Litigation, Sporting Club requests the Greenbrier Circuit Court to issue declaratory judgments that the Trust Deed is invalid and unenforceable, the Notice of Sale (defined below) is invalid and of no effect, and that the trustee and the Bank may not sell the property described in the Notice of Sale. Sporting Club also requests the Greenbrier Circuit Court to issue a declaratory judgment that the debts secured by the Trust Deed are not payable and therefore no trustee sale is permitted, or alternatively that Sporting Club is entitled to final adjudication of the Justice Federal Court Litigation before any sale of property by the trustee under the Trust Deed may proceed.

112 CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) On or about February 6, 2024, a notice of sale (the “Notice of Sale”) was published in multiple newspapers regarding the proposed sale by the Trustee of certain real estate encumbered by the Trust Deed. The debts secured by the Trust Deed matured on April 15, 2023 and the Bank filed confessions of judgment with respect to such debts in the Martinsville Circuit Court. See the description of the Justice Collection Litigation above. On February 16, 2024, the Bank cancelled the proposed sale by the Trustee of the real estate encumbered by the Trust Deed. The Bank disputes all allegations contained in the Justice Foreclosure Litigation and intends to defend vigorously the matter and the validity and enforceability of the Trust Deed, the validity and collectability of the debts owed to the Bank by the Sporting Club. The Bank intends to oppose vigorously the injunctive relief requested by Sporting Club in the Justice Foreclosure Litigation. Based on information presently available to the Company and the Bank and based on consultation with legal counsel, the Company believes that the Bank has meritorious defenses to all allegations contained in the Justice Foreclosure Litigation. Because the Justice Foreclosure Litigation is in its early stages, the Company cannot reasonably estimate the ultimate outcome or timing of, or possible losses resulting from, the Justice Foreclosure Litigation or any related legal proceedings that may commence, and cannot conclude if the outcome of any of these matters would have a material impact to the Company. GLAS Federal Court Litigation On February 12, 2024, the Bank was named as a defendant in a lawsuit (the “GLAS Federal Court Litigation”) filed in the United States District Court for the Western District of Virginia by GLAS Trust Company LLC (“GLAS”). The allegations contained in the GLAS Federal Court Litigation relate to a series of financing transactions that occurred in 2018 between Bluestone Resources, Inc. (“Bluestone Resources”), its subsidiary Bluestone Coal Sales Corporation (“Bluestone Sales”, and together with Bluestone Resources and their respective affiliates, the “Bluestone Entities”), and Greensill (UK) Limited, Ltd. (“Greensill”). The Bluestone Entities are owned and controlled by James C. Justice, II, Cathy L. Justice and James C. Justice, III. In the GLAS Federal Court Litigation, GLAS alleges that it serves as trustee for investors that acquired notes via a series of securities transactions that repackaged the Bluestone Entities’ obligations to repay Greensill and sold them to those investors. In the GLAS Federal Court Litigation, GLAS alleges that certain transfers to the Bank executed during 2018 by the Bluestone Entities or Greensill, which in the aggregate total approximately $226 million, each constitute either a fraudulent conveyance, or a voluntary conveyance, under Virginia law. In the GLAS Federal Court Litigation, GLAS seeks an award equal to the full amount of such fraudulent conveyances and/or voluntary conveyances plus interest and payment of attorneys’ fees and costs. The Company and the Bank deny the allegations contained in the GLAS Federal Court Litigation and intend to defend vigorously all claims asserted in the GLAS Federal Court Litigation. Based on information presently available to the Company and the Bank and based on consultation with legal counsel, the Company believes that the Bank has meritorious defenses to all allegations contained in the GLAS Federal Court Litigation. During the course of the Bank’s lending transactions with James C. Justice, II, Cathy L. Justice and James C. Justice, III, and various Justice Entities, each of James C. Justice, II, Cathy L. Justice and James C. Justice, III and certain Justice Entities agreed (the “Justice Indemnity Agreement”) to indemnify, defend and hold harmless the Bank from damages, claims, liabilities, losses, and expenses incurred in connection with certain claims that may be asserted against the Bank, including the claims that are asserted in the GLAS Federal Court Litigation. These indemnity obligations are supported by substantial pledged collateral. The Company and the Bank intend to pursue vigorously all remedies afforded to the Bank under the Justice Indemnity Agreement. Because the GLAS Federal Court Litigation is in its early stages, the Company cannot reasonably estimate the ultimate outcome or timing of, or possible losses resulting from, the GLAS Federal Court Litigation or any related legal proceedings that may commence, and cannot conclude if the outcome of any of these matters would have a material impact to the Company.

113 CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) Form 10-K NOTE 19 – REVENUE FROM CONTRACTS WITH CUSTOMERS Topic 606 does not apply to revenue associated with financial instruments, including revenue from loans and securities. In addition, certain noninterest income streams such as fees associated with mortgage servicing rights, financial guarantees, derivatives, and certain credit card fees are also not in scope of the new guidance. Topic 606 is applicable to noninterest revenue streams such as trust and asset management income, deposit related fees, interchange fees, merchant income, and annuity and insurance commissions and return on investment. However, the recognition of these revenue streams did not change significantly upon adoption of Topic 606. Substantially all of the Company’s revenue is generated from contracts with customers. Noninterest revenue streams in-scope of Topic 606 are discussed below. Service Charges on Deposit Accounts: Service charges on deposit accounts consist of overdraft fees, service charges on returned checks, stop payment fees, check chargeback fees, minimum balance fees, and other deposit account related fees. Overdraft fees are recognized at the point in time that the overdraft occurs. Service charges on returned checks are recognized at the point in time that a check is returned. Transaction-based fees, which include services such as stop payment fees, check chargeback fees, and other deposit account related fees are recognized at the point in time the Company fulfills the customer’s request. Minimum balance fees are system-assessed at the point in time that a customer’s balance is below the required minimum for the product. Service charges on deposits are withdrawn from the customer’s account balance. Other Fees and Other Income: Other fees and other income consists of safe deposit rents, money order fees, check cashing and cashiers’ check fees, wire transfer fees, letter of credit fees, check order income, and other miscellaneous fees. These fees are largely transaction-based; therefore, the Company’s performance obligation is satisfied and the resultant revenue is recognized at the point in time the service is rendered. Payments for transaction-based fees are generally received immediately or in the following month by a direct charge to a customer’s account. Debit Card Interchange Fees: The Company earns interchange fees from debit cardholder transactions conducted through a card payment network. Interchange fees from cardholder transactions represent a percentage of the underlying transaction value and are recognized daily, concurrently with the transaction processing services provided to the cardholder. Insurance: Commission income is earned based on customer transactions. The commission income is recognized when the transaction is complete. The Company also receives a return on its investment in Bankers Insurance, LLC on an annual basis based on the equity insurance company and percentage of ownership. OREO Income: The Company owns properties acquired through foreclosure that are included in other real estate owned, net on the Consolidated Balance Sheet. If the Company rents any of those properties, the resultant income is recognized at the point of receipt since the performance obligation has been satisfied. The rents are generally received monthly. Gains/Losses on Sales of OREO: The Company records a gain or loss from the sale of OREO when control of the property transfers to the buyer, which generally occurs at the time of an executed deed. When the Company finances the sale of OREO to the buyer, the Company assesses whether the buyer is committed to perform their obligations under the contract and whether collectability of the transaction price is probable. Once these criteria are met, the OREO asset is disposed and the gain or loss on sale is recorded upon the transfer of control of the property to the buyer. In determining the gain or loss on the sale, the Company adjusts the transaction price and related gain (loss) on sale if a significant financing component is present.

114 CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) The following table summarizes the point of revenue recognition and the income recognized for each of the revenue streams for the years ended December 31: (Dollars in Thousands) Point of Revenue Recognition 2023 2022 2021 In-Scope Revenue Streams Service Charges on Deposit Accounts At a point in time $ 5,534 $ 5,537 $ 5,036 Other Fees and Other Income At a point in time 1,885 3,284 3,233 Debit Card Interchange Fees At a point in time 7,828 7,427 7,226 Insurance Customer Commissions At a point in time 131 104 91 Annual Commission on Investment Over time 1,814 1,857 1,681 Special Production Payout Over time — — 129 Other Real Estate Owned Income At a point in time 75 50 90 Gains on Sales and Write-downs of Bank Premises, net At a point in time — 73 — Gains (Losses) on Sale of Other Real Estate Owned At a point in time *** *** *** Total In-Scope Revenue Streams 17,267 18,332 17,486 Out of Scope Revenue Streams (Losses) Gain on Sales of Securities, net (1,521) 46 6,869 Bank Owned Life Insurance Income 1,381 1,357 1,380 Commercial Loan Swap Fee Income 139 774 2,416 Other 1,012 1,209 730 Total Noninterest Income $ 18,278 $ 21,718 $ 28,881 *** Reported net with Losses on Sales and Write-downs of Other Real Owned in Noninterest Expense NOTE 20 – PARENT COMPANY CONDENSED FINANCIAL INFORMATION Balance Sheets December 31, (Dollars in Thousands) 2023 2022 ASSETS Cash $ 629 $ 2,199 Investment in Bank Subsidiary 347,429 321,732 Other Assets 3,337 4,699 Total Assets $ 351,395 $ 328,630 LIABILITIES Other Liabilities $ 152 $ 3 Total Shareholders’ Equity 351,243 328,627 Total Liabilities and Shareholders’ Equity $ 351,395 $ 328,630

115 CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) Form 10-K Statements of Net Income December 31, (Dollars in Thousands) 2023 2022 2021 Dividends from Subsidiaries $ 14,029 $ 45,377 $ 6,000 Total Income 418 — — Total Expenses (3,011) (2,696) (2,238) Income Before Income Tax Benefit and Undistributed Net Income of Bank Subsidiary 11,436 42,681 3,762 Income Tax Benefit (534) (577) (446) Income Before Undistributed Net Income of Bank Subsidiary 11,970 43,258 4,208 Equity in Undistributed Net Income of Bank Subsidiary 11,414 6,860 27,382 Net Income $ 23,384 $ 50,118 $ 31,590 Comprehensive Income (Loss) $ 37,561 $ (37,200) $ 17,571 Statements of Cash Flows December 31, (Dollars in Thousands) 2023 2022 2021 OPERATING ACTIVITIES Net Income $ 23,384 $ 50,118 $ 31,590 Equity in Undistributed Net Income of Bank Subsidiary (11,414) (6,860) (27,382) Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities Stock Compensation Expense 1,561 1,314 1,040 Decrease (Increase) in Other Assets 1,774 (3,778) (571) Decrease in Other Liabilities (47) (460) — Decrease in Intercompany Liability — — (17) Net Cash Provided by Operating Activities 15,258 40,334 4,660 INVESTING ACTIVITIES Equity Investment in Non-Subsidiary, net of distributions (412) (350) Net Cash Used in Investing Activities (412) (350) — FINANCING ACTIVITIES Repurchase of Common Stock (16,416) (42,927) (157) Net Cash Used In Financing Activities (16,416) (42,927) (157) Net (Decrease) Increase in Cash (1,570) (2,943) 4,503 Cash at Beginning of Year 2,199 5,142 639 Cash at End of Year $ 629 $ 2,199 $ 5,142

116 CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) NOTE 21 - CAPITAL ADEQUACY The Company and the Bank are subject to various capital requirements administered by the federal banking regulators. Failure to meet the minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Prompt corrective action provisions are not applicable to bank holding companies. Quantitative measures established by regulations to ensure capital adequacy require the Company to maintain minimum amounts and ratios. The Basel rules also permit banking organizations with less than $15.0 billion in assets to retain, through a one-time election, existing treatment for accumulated other comprehensive loss, which currently does not affect regulatory capital. The Company elected to retain this treatment which reduces the volatility of regulatory capital levels. The Basel III Capital Rules require the Company and the Bank to maintain minimum Common Equity Tier 1, Tier 1 and Total Capital ratios, along with a capital conservation buffer, effectively resulting in new minimum capital ratios (which are shown in the table below). The capital conservation buffer is designed to absorb losses during periods of economic stress. Banking institutions with a ratio of Common Equity Tier 1 capital to risk-weighted assets above the minimum but below the conservation buffer (or below the combined capital conservation buffer and countercyclical capital buffer, when the latter is applied) will face constraints on dividends, equity repurchases and compensation based on the amount of the shortfall. The Basel III Capital Rules also provide for a 2.5% “countercyclical capital buffer” that is applicable to only certain covered institutions and does not have any current applicability to the Company or the Bank. Management believes as of December 31, 2023, the Company and the Bank met all capital adequacy requirements to which the Company is subject and satisfied the applicable capital conservation buffer requirements. Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At year-end 2023 and 2022, the most recent regulatory notifications categorized the Bank as well- capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution’s category.

117 CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) Form 10-K The following table summarizes risk-based capital amounts and ratios for the Company and the Bank, excluding the 2.5% capital conservation buffer: Actual Minimum Regulatory Capital Requirements To be Well Capitalized Under Prompt Corrective Action Provisions (Dollars in Thousands) Amount Ratio Amount Ratio Amount Ratio As of December 31, 2023 Leverage Ratio Carter Bankshares, Inc. $ 435,364 9.48% $ 183,636 4.00% NA NA Carter Bank & Trust 431,550 9.41% 183,427 4.00% $ 229,283 5.00% Common Equity Tier 1 (to Risk-Weighted Assets) Carter Bankshares, Inc. $ 435,364 11.08% $ 176,868 4.50% NA NA Carter Bank & Trust 431,550 10.99% 176,716 4.50% $ 255,256 6.50% Tier 1 Capital (to Risk-Weighted Assets) Carter Bankshares, Inc. $ 435,364 11.08% $ 235,824 6.00% NA NA Carter Bank & Trust 431,550 10.99% 235,621 6.00% $ 314,161 8.00% Total Capital (to Risk-Weighted Assets) Carter Bankshares, Inc. $ 484,925 12.34% $ 314,432 8.00% NA NA Carter Bank & Trust 481,070 12.25% 314,161 8.00% $ 392,702 10.00% As of December 31, 2022 Leverage Ratio Carter Bankshares, Inc. $ 439,606 10.29% $ 170,906 4.00% NA NA Carter Bank & Trust 432,711 10.13% 170,857 4.00% $ 213,571 5.00% Common Equity Tier 1 (to Risk-Weighted Assets) Carter Bankshares, Inc. $ 439,606 12.61% $ 156,936 4.50% NA NA Carter Bank & Trust 432,711 12.42% 156,722 4.50% $ 226,376 6.50% Tier 1 Capital (to Risk-Weighted Assets) Carter Bankshares, Inc. $ 439,606 12.61% $ 209,248 6.00% NA NA Carter Bank & Trust 432,711 12.42% 208,962 6.00% $ 278,617 8.00% Total Capital (to Risk-Weighted Assets) Carter Bankshares, Inc. $ 483,450 13.86% $ 278,997 8.00% NA NA Carter Bank & Trust 476,496 13.68% 278,617 8.00% $ 348,271 10.00% In December 2018, the Office of the Comptroller of the Currency, (the “OCC”), the FRB, and the FDIC, approved a final rule to address changes to credit loss accounting under GAAP, including banking organizations’ implementation of CECL. The final rule provides banking organizations the option to phase in over a three-year period the Day 1 adverse effects on regulatory capital that may result from the adoption of the new accounting standard. On March 27, 2020, the regulators issued interim final rule (“IFR”), “Regulatory Capital Rule: Revised Transition of the Current Expected Credit Losses Methodology for Allowances” in response to the disrupted economic activity from the spread of COVID-19. The IFR maintains the three-year transition option in the previous rule and provides banks the option to delay for two years an estimate of CECL’s effect on regulatory capital, relative to the incurred loss methodology’s effect on regulatory capital, followed by a three-year transition period (five-year transition option). We adopted CECL effective January 1, 2021 and elected to implement the capital transition relief over the permissible three-year period.

118 Crowe LLP Independent Member Crowe Global REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM Shareholders and the Board of Directors of Carter Bankshares, Inc. and Subsidiaries Martinsville, Virginia Opinions on the Financial Statements and Internal Control over Financial Reporting We have audited the accompanying consolidated balance sheets of Carter Bankshares, Inc. and Subsidiaries (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework: (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework: (2013) issued by COSO. Basis for Opinions The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

119 Form 10-K Definition and Limitations of Internal Control Over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Critical Audit Matter The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates. Allowance for Credit Losses – Individually Evaluated Other Pool Loans The Company’s methodology for estimating the allowance for credit losses includes segmentation, quantitative analysis, qualitative analysis, and individually evaluated loans. The Company’s loan portfolio is segmented by homogeneous loan types that behave similarly to economic cycles. Further, management elected to evaluate certain loans based on shared but unique risk attributes by segmenting into the Other pool. The loans included in the Other pool of the model were underwritten and approved based on standards that are inconsistent with the Company’s current underwriting standards. During 2023, $302 million of the $305 million, or 98.9%, of the Other pool loans were transferred to individually evaluated. The allowance for credit losses as of December 31, 2023 was $97.1 million. The reserves associated with these individually evaluated loans are $54.4 million and represent 56% of the overall allowance for credit losses. The reserves for the individually evaluated loans within the Other pool are based upon discounted cash flow valuation techniques to estimate the timing and magnitude of potential recoveries resulting from various collection processes. The techniques were developed with subjective assumptions, including the timing and magnitude of collections, discount rate, as well as other factors. The discount rate is reflective of the inherent risk in the Other pool. A substantial change in these assumptions could cause a significant impact to the model causing volatility. Management reviews the model output for appropriateness and subjectively adjusts as needed. We identified the allowance for credit losses – individually evaluated Other pool loans as a critical audit matter because of the extent of auditor judgment applied and significant audit effort to evaluate the significant subjective and complex judgments made by management in the development of the estimate.

120 The primary procedures performed to address this critical audit matter include: Testing the effectiveness of internal controls over: • The Company’s affirmation of the key assumptions used in the model, including the discount rate, timing and magnitude of collections, and other adjustments • The completeness and accuracy of data used in the model Substantively testing management’s estimate, which included: • Assessing the reasonableness of management’s selection of discount rate, timing and magnitude of collections, and other adjustments • Evaluating the mathematical accuracy of the discounted cash flow model used for the Other pool, including evaluating the completeness and accuracy of loan data used in the model /s/ Crowe LLP We have served as the Company’s auditor since 2019. Washington, D.C. March 8, 2024

121 CARTER BANKSHARES, INC. AND SUBSIDIARIES Form 10-K ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES None. ITEM 9A. CONTROLS AND PROCEDURES Disclosure Controls and Procedures Under the supervision and with the participation of the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) (its principal executive officer and principal financial officer, respectively), management has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2023. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods required by the Securities and Exchange Commission, or the SEC, and that such information is accumulated and communicated to the Company’s management, including our CEO and CFO as appropriate, to allow timely decisions regarding required disclosure. Based on and as of the date of such evaluation, our CEO and CFO concluded that the design and operation of our disclosure controls and procedures were effective in all material respects, as of the end of the period covered by this Report. Management’s Report on Internal Control over Financial Reporting Our management is responsible for establishing and maintaining adequate internal control over financial reporting, (as defined in Exchange Act Rule 13a-15(f)). Our internal control over financial reporting is a process designed by or under the supervision of, our CEO and CFO to provide reasonable assurance to our management and Board of Directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. A Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of specific controls or internal control over financial reporting overall to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate. Based on this assessment, management concludes that, as of December 31, 2023, the Company’s system of internal control over financial reporting is effective and meets the criteria of the “Internal Control Integrated Framework (2013).” Crowe LLP, our independent registered public accounting firm, has issued a report on the effectiveness of Company’s internal control over financial reporting as of December 31, 2023, which is included herein. Changes in Internal Control Over Financial Reporting No other changes were made to our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the quarter ended December 31, 2023 that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

122 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 9B. OTHER INFORMATION During the three months ended December 31, 2023, none of our directors or officers (as defined in Rule 16a-1(f) of the Securities Exchange Act of 1934, as amended) adopted, modified or terminated a Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement (as such terms are defined in Item 408 of Regulation S-K of the Securities Act of 1933). ITEM 9C. DISCLOSURES REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS Not applicable

123 CARTER BANKSHARES, INC. AND SUBSIDIARIES Form 10-K PART III ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE Except as set forth below, the information required by Part III, Item 10 of Form 10-K is incorporated herein from the sections entitled – “Delinquent Section 16(a) Reports” (if applicable), “Proposal 1 – Election of Directors,” “Independence and Committee Memberships,” “Executive Officers of the Registrant,” and “Corporate Governance – Meetings and Committee of the Board of Directors” in our proxy statement relating to our May 22, 2024 annual meeting of shareholders. Code of Ethics The Company has adopted a Code of Conduct (the “Code”) that applies to its directors, executive officers and associates and is available on the Company’s website at www.CBTCares.com under “Investor – Corporate Information – Governance Documents.” The Company intends to provide any required disclosure of any amendment to or waiver of the Code that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, on www.CBTCares.com under “Investor – Corporate Information – Governance Documents” promptly following the amendment or waiver. The information contained on or connected to the Company’s website is not incorporated by reference in this Annual Report on Form 10-K and should not be considered part of this or any other report or document that we file or furnish to the SEC. ITEM 11. EXECUTIVE COMPENSATION The information required by Part III, Item 11 of Form 10-K is incorporated herein from the sections entitled “Executive Compensation” and “Director Compensation” in our proxy statement relating to our May 22, 2024 annual meeting of shareholders.

124 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS Except as set forth below, the information required by Part III, Item 12 of Form 10-K is incorporated herein from the sections entitled “Principal Beneficial Owners of Carter Bankshares, Inc. Common Stock” and “Beneficial Ownership of Carter Bankshares, Inc. Common Stock by Directors and Officers” in our proxy statement relating to our May 22, 2024 annual meeting of shareholders. Equity Compensation Plan Information The following table provides summary information as of December 31, 2023 related to the Carter Bankshares, Inc. Amended and Restated 2018 Omnibus Equity Plan, the only equity compensation plan under which the Company’s securities are authorized for issuance. (a) (b) (c) Number of securities to be issued upon exercise of outstanding options, warrants and rights Weighted average exercise price of outstanding options, warrants and rights(1) Number of securities remaining available for future issuance under equity compensation plan (excluding securities reflected in column (a)) Equity compensation plan approved by shareholders 30,630(2) $ — 1,538,804 Equity compensation plans not approved by shareholders — — Total 30,630 $ — 1,538,804 (1) The weighted average exercise price does not take into account the outstanding performance unit awards noted in footnote (2) of this table. Performance unit awards do not have an exercise price and are delivered without any payment by the award recipient. (2) The amount shown reflects the maximum number of shares that may be issued under outstanding performance units if maximum performance goals are achieved. However, the actual number of shares issued under the performance units will depend on the level of performance achieved during a three-year performance period. The award recipient may receive less than the maximum number of shares under the outstanding performance units and may receive no payout under the outstanding performance units. ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE The information required by Part III, Item 13 of Form 10-K is incorporated herein from the sections entitled “Related Person Transactions” and “Corporate Governance — Director Independence” in our proxy statement relating to our May 22, 2024 annual meeting of shareholders. ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES The information required by Part III, Item 14 of Form 10-K is incorporated herein from the section entitled “Independent Registered Public Accounting Firm” in our proxy statement relating to our May 22, 2024 annual meeting of shareholders.

125 CARTER BANKSHARES, INC. AND SUBSIDIARIES Form 10-K PART IV ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES (a) The following documents are filed as part of this Annual Report on Form 10-K and are incorporated by reference and found where noted below. Consolidated Financial Statements: The following Consolidated Financial Statements are included in Part II, Item 8 of this Annual Report on Form 10-K. No financial statement schedules are being filed because the required information is inapplicable or is presented in the Consolidated Financial Statements or related notes. Consolidated Balance Sheets 65 Consolidated Statements of Income 66 Consolidated Statements of Comprehensive Income (Loss) 67 Consolidated Statements of Changes in Shareholders’ Equity 68 Consolidated Statements of Cash Flows 69 Notes to Consolidated Financial Statements 71 Report of Crowe LLP, Independent Registered Public Accounting Firm, on Consolidated Financial Statements and Effectiveness of Internal Controls Over Financial Reporting 118 (b) Exhibits 2.1 Agreement and Plan of Reorganization by and among Carter Bank & Trust, Carter Bankshares, Inc. and CBT Merger Sub, Inc., dated November 9, 2020 (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 23, 2020) 3.1 Articles of Incorporation of Carter Bankshares, Inc., effective October 7, 2020 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 23, 2020) 3.2 Bylaws of Carter Bankshares, Inc., as adopted October 28, 2020 (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed with the SEC on November 23, 2020) 4.1 Description of Common Stock (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 23, 2020) 10.1* Amended and Restated Employment Agreement, dated and effective as of November 20, 2020, by and between Carter Bankshares, Inc., Carter Bank & Trust and Wendy S. Bell (incorporated by reference to Exhibit 10.1 to the Company’s Annual Report on Form 10-K filed with the SEC on March 12, 2021) 10.2* Amended and Restated Employment Agreement, dated and effective as of November 20, 2020, by and between Carter Bankshares, Inc., Carter Bank & Trust and Litz Van Dyke (incorporated by reference to Exhibit 10.2 to the Company’s Annual Report on Form 10-K filed with the SEC on March 12, 2021) 10.3* Amended and Restated Employment Agreement, dated and effective as of November 20, 2020, by and between Carter Bankshares, Inc., Carter Bank & Trust and Phyllis Q. Karavatakis (incorporated by reference to Exhibit 10.3 to the Company’s Annual Report on Form 10-K filed with the SEC on March 12, 2021) 10.4* Amended and Restated Employment Agreement, dated and effective as of November 20, 2020, by and between Carter Bankshares, Inc., Carter Bank & Trust and Jane Ann Davis (incorporated by reference to Exhibit 10.4 to the Company’s Annual Report on Form 10-K filed with the SEC on March 12, 2021) 10.5* Amended and Restated Employment Agreement, dated and effective as of November 20, 2020, by and between Carter Bankshares, Inc., Carter Bank & Trust and Bradford N. Langs (incorporated by reference to Exhibit 10.5 to the Company’s Annual Report on Form 10-K filed with the SEC on March 12, 2021) 10.6* Amended and Restated Employment Agreement, dated and effective as of November 20, 2020, by and between Carter Bankshares, Inc., Carter Bank & Trust and Matthew M. Speare (incorporated by reference to Exhibit 10.6 to the Company’s Annual Report on Form 10-K filed with the SEC on March 12, 2021)

126 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES (continued) 10.7* Carter Bankshares, Inc. Amended and Restated 2018 Omnibus Equity Incentive Plan, effective November 20, 2020 (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 filed with the SEC on December 3, 2020) 10.7.1* Form of Time-Based Restricted Stock Agreement (for employee) for use after November 20, 2020 under the Carter Bankshares, Inc. Amended and Restated 2018 Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.7.1 to the Company’s Annual Report on Form 10-K filed with the SEC on March 12, 2021) 10.7.2* Form of Time-Based Restricted Stock (for non-employee director) for use after November 20, 2020 under the Carter Bankshares, Inc. Amended and Restated 2018 Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.7.2 to the Company’s Annual Report on Form 10-K filed with the SEC on March 12, 2021) 10.7.3* Form of Time-Based Restricted Stock Agreement (for employee: LTIP) for use after March 2, 2022, under the Carter Bankshares, Inc. Amended and Restated 2018 Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 2, 2022) 10.7.4* Form of Performance Unit Agreement (for employee) for use after March 2, 2022 under the Carter Bankshares, Inc. Amended and Restated 2018 Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on March 2, 2022) 10.7.5* Form of Time-Based Restricted Stock Agreement (for employee: annual) for use on or after February 17, 2022 under the Carter Bankshares, Inc. Amended and Restated 2018 Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on March 2, 2022) 10.7.6* Form of Time-Based Restricted Stock Agreement (for employee: AIP) for use on or after February 14, 2023 under the Carter Bankshares, Inc. Amended and Restated 2018 Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 4, 2023) 10.7.7* Form of Time-Based Restricted Stock Agreement (for employee: LTIP) for use on and after December 14, 2023 under the Carter Bankshares, Inc. Amended and Restated 2018 Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 12, 2023) 10.7.8* Form of Performance Unit Agreement (for employee: LTIP) for use on and after December 14, 2023 under the Carter Bankshares, Inc. Amended and Restated 2018 Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on December 12, 2023) 10.8* Carter Bankshares, Inc. Amended and Restated Annual Incentive Plan as amended and restated effective January 1, 2022 (incorporated by reference to Exhibit 10.8 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 5, 2022) 10.9* Amended and Restated Change of Control Severance Agreement, dated and effective as of November 20, 2020, by and between Carter Bankshares, Inc., Carter Bank & Trust and Arthur Loran Adams (incorporated by reference to Exhibit 10.9 to the Company’s Annual Report on Form 10-K filed with the SEC on March 12, 2021) 10.10* Amended and Restated Change of Control Severance Agreement, dated and effective as of November 20, 2020 by and between Carter Bankshares, Inc., Carter Bank & Trust and Tony E. Kallsen (incorporated by reference to Exhibit 10.10 to the Company’s Annual Report on Form 10-K filed with the SEC on March 12, 2021) 10.11* Carter Bank & Trust Nonqualified Deferred Compensation Plan (executive component) - Virginia Bankers Association Model Plan (for executives) as restated as of January 1, 2018 and incorporating all amendments through November 1, 2020 (incorporated by reference to Exhibit 10.11 to the Company’s Annual Report on Form 10-K filed with the SEC on March 12, 2021)

127 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES (continued) Form 10-K 10.11.1* Adoption Agreement for Virginia Bankers Association Model Plan (for executives) as restated as of January 1, 2018 and updated January 1, 2020, effective as of January 1, 2022 (incorporated by reference to Exhibit 10.11.1 to the Company’s Annual Report on Form 10-K filed with the SEC on March 11, 2022) 10.11.2* 162(m) Amendment to Virginia Bankers Association Model Plan (for executives) adopted November 13, 2020 (incorporated by reference to Exhibit 10.11.2 to the Company’s Annual Report on Form 10-K filed with the SEC on March 12, 2021) 10.12* Carter Bank & Trust Nonqualified Deferred Compensation Plan (director component) - Virginia Bankers Association Model Plan (for directors) as restated as of January 1, 2018 and incorporating all amendments through November 1, 2020 (incorporated by reference to Exhibit 10.12 to the Company’s Annual Report on Form 10-K filed with the SEC on March 12, 2021) 10.12.1* Adoption Agreement for Virginia Bankers Association Model Plan (for directors) as restated as of January 1, 2018 and updated January 1, 2020, effective as of January 1, 2022 (incorporated by reference to Exhibit 10.12.1 to the Company’s Annual Report on Form 10-K filed with the SEC on March 11, 2022) 10.13* Carter Bank & Trust Non-Qualified Deferred Compensation Plan (for directors and executives) Virginia Bankers Association Model Nonqualified Supplemental Deferred Compensation Plan Document, adopted on May 19, 2022, effective as of January 1, 2023 (incorporated by reference to Exhibit 10.13 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 3, 2022) 10.13.1* Carter Bank & Trust Non-Qualified Deferred Compensation Plan (for directors and executives) Virginia Bankers Association Model Adoption Agreement, adopted on May 19, 2022, effective as of January 1, 2023 (incorporated by reference to Exhibit 10.13.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 3, 2022) 97 Clawback Policy (filed herewith) 21.1 Subsidiaries of Carter Bankshares, Inc. (filed herewith) 23.1 Consent of Crowe LLP (filed herewith) 31.1 Certification by principal executive officer pursuant to Rule 13a-14(a) (filed herewith) 31.2 Certification by principal financial officer pursuant to Rule 13a-14(a) (filed herewith) 32.1 Certification by principal executive officer pursuant to 18 U.S.C. §1350 (filed herewith) 32.2 Certification by principal financial officer pursuant to 18 U.S.C. §1350 (filed herewith) 101.INS Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document 101.SCH Inline XBRL Taxonomy Extension Schema 101.CAL Inline XBRL Taxonomy Extension Calculation Linkbase 101.DEF Inline XBRL Taxonomy Extension Definition Linkbase 101.LAB Inline XBRL Taxonomy Extension Label Linkbase 101.PRE Inline XBRL Taxonomy Extension Presentation Linkbase 104 Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibits 101) * Denotes management contract. ITEM 16. FORM 10-K SUMMARY None.

128 CARTER BANKSHARES, INC. AND SUBSIDIARIES SIGNATURES Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. CARTER BANKSHARES, INC. (Registrant) By: /s/ Litz H. Van Dyke Name: Litz H. Van Dyke Title: Chief Executive Officer (Principal Executive Officer) Date: March 8, 2024 By: /s/ Wendy S. Bell Name: Wendy S. Bell Title: Chief Financial Officer (Principal Financial and Accounting Officer) Date: March 8, 2024

129 CARTER BANKSHARES, INC. AND SUBSIDIARIES Form 10-K Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated. By: /s/ James W. Haskins By: /s/ Litz H. Van Dyke Name: James W. Haskins Name: Litz H. Van Dyke Title: Chairman of the Board Title: Director and Chief Executive Officer Date: March 8, 2024 Date: March 8, 2024 By: /s/ Phyllis Q. Karavatakis By: /s/ Michael R. Bird Name: Phyllis Q. Karavatakis Name: Michael R. Bird Title: Vice Chairman of the Board Title: Director Date: March 8, 2024 Date: March 8, 2024 By: /s/ Kevin S. Bloomfield By: /s/ Robert M. Bolton Name: Kevin S. Bloomfield Name: Robert M. Bolton Title: Director Title: Director Date: March 8, 2024 Date: March 8, 2024 By: /s/ Gregory W. Feldmann By: /s/ Jacob A. Lutz III Name: Gregory W. Feldmann Name: Jacob A. Lutz III Title: Director Title: Director Date: March 8, 2024 Date: March 8, 2024 By: /s/ E. Warren Matthews By: /s/ Catharine L. Midkiff Name: E. Warren Matthews Name: Catharine L. Midkiff Title: Director Title: Director Date: March 8, 2024 Date: March 8, 2024 By: /s/ Curtis E. Stephens By: /s/ Elizabeth Lester Walsh Name: Curtis E. Stephens Name: Elizabeth Lester Walsh Title: Director Title: Director Date: March 8, 2024 Date: March 8, 2024

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B O A R D O F D I R E C T O R S E X E C U T I V E T E A M Michael R. Bird Director Since 2018 Kevin S. Bloomfield Director Since 2020 Robert M. Bolton Director Since 2020 Gregory W. Feldmann Director Since 2017 James W. Haskins Director Since 1982 Phyllis Q. Karavatakis Director Since 2017 Jacob A. Lutz, III Director Since 2022 E. Warren Matthews Director Since 1998 Catharine L. Midkiff Director Since 2018 Curtis E. Stephens Director Since 2022 Litz H. Van Dyke Director Since 2017 Elizabeth Lester Walsh, CPA CITP Director Since 2020 Litz H. Van Dyke Chief Executive Officer Bradford N. Langs President, Chief Strategy Officer Wendy S. Bell Senior Executive Vice President Chief Financial Officer Tony E. Kallsen Senior Executive Vice President Chief Credit Officer Matthew M. Speare Senior Executive Vice President Chief Operations Officer J. Richard Spiker Senior Executive Vice President Chief Lending Officer Phyllis Q. Karavatakis Senior Executive Vice President Special Projects Executive A. Loran Adams Executive Vice President Director Of Regulatory Risk Management Tami M. Buttrey Executive Vice President Chief Retail Banking Officer Paul E. Carney Executive Vice President Chief Human Resources Officer Jane Ann Davis Executive Vice President Chief Administrative Officer Richard C. Owen Executive Vice President Mortgage Banking & Corporate Sales Director Joyce A. Parker Secretary, Carter Bankshares, Inc.

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